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As filed with the Securities and Exchange Commission on June 6, 2005

Registration No. 333-124439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOUTHERN PERU COPPER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3849074 (I.R.S. Employer Identification No.)

2575 East Camelback Road
Phoenix, Arizona 85016
(602) 977-6595
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Armando Ortega Gómez
Secretary
Southern Peru Copper Corporation
2575 East Camelback Road
Phoenix, Arizona 85016
(602) 977-6595
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael L. Fitzgerald, Esq.
Robert B. Williams, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005

        Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This registration statement relates to common stock of Southern Peru Copper Corporation that may be offered from time to time by our selling stockholders named herein. This registration statement includes a base prospectus relating to the sale by our selling stockholders in one or more offerings of up to 22,551,884 shares of our common stock. In any offering, the base prospectus will be accompanied by a prospectus supplement. This registration statement also includes an illustrative form of prospectus supplement in preliminary form setting forth the terms of an offering by our selling stockholders.

The information in this prospectus supplement is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2005

PROSPECTUS SUPPLEMENT
(To Prospectus dated                , 2005)

20,978,497 Shares

Southern Peru Copper Corporation

Common Stock

$         per share

        The selling stockholders named in this prospectus supplement are selling 20,978,497 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange and the Lima Stock Exchange under the symbol "PCU". The last reported sale price of our common stock on the New York Stock Exchange on June 3, 2005, was US$49.25 per share.

        Investing in our common stock involves risk. See "Risk Factors" beginning on page S-11.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling stockholders (before expenses)	$	$

        The underwriters may also purchase up to 1,573,387 additional shares of common stock from the selling stockholders, at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement. The underwriters may exercise this option to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be US$        , and the total proceeds to the selling stockholders will be US$        .

        The underwriters expect to deliver the shares on or about                  , 2005.

Citigroup	UBS Investment Bank
Merrill Lynch & Co.
Scotia Capital	BNP PARIBAS

                        , 2005

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters and the selling stockholders have not, authorized anyone to provide you with information that is different. The selling stockholders are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement regardless of the time of delivery of this prospectus supplement or any sale of our common stock.

S-i

Financial and Other Information

        Throughout this prospectus supplement, unless the context otherwise requires, the terms "we," "us" and "the Company" refer to Southern Peru Copper Corporation and its consolidated subsidiaries, including our recently acquired Minera México subsidiary and its consolidated subsidiaries; the terms "Southern Peru Copper Corporation" and "SPCC" refer to Southern Peru Copper Corporation and its subsidiaries, excluding Minera México and its consolidated subsidiaries; the term "Minera México" refers to our subsidiary, Minera México, S.A. de C.V., and its consolidated subsidiaries; and "selling stockholders" refers to the selling stockholders identified under "Principal and Selling Stockholders."

        Many of the terms used in this prospectus supplement are defined in the glossary of mining terms, beginning on page A-1.

Financial Information

        Our financial statements and other financial information included in this prospectus supplement reflect the combined accounts of Southern Peru Copper Corporation and Minera México. Effective April 1, 2005, SPCC acquired substantially all of the outstanding common stock of Minera México. The acquisition was accounted for in a manner similar to a pooling of interests as it involved the reorganization of entities under common control. Under applicable accounting requirements, the financial statements of SPCC and Minera México are combined on a historical cost basis for all the periods presented since they were under common control during all of the periods presented. The combined financial results may not be indicative of the results of operations that actually would have been achieved had the acquisition of Minera México taken place at the beginning of the periods presented and do not purport to be indicative of future results.

        This prospectus supplement includes Audited Combined Financial Statements as of December 31, 2004, and for each of the years in the three-year period ended December 31, 2004. This prospectus supplement also includes certain combined financial information as of and for the years ended December 31, 2000 and 2001. The 2000 and 2001 combined financial information is unaudited and has been derived from audited stand-alone financial statements of SPCC and Minera México. Management has prepared the 2000 and 2001 combined financial information on a basis believed to be consistent with the basis on which the Audited Combined Financial Statements have been prepared.

        This prospectus supplement also includes unaudited condensed combined interim financial statements as of and for the three months ended March 31, 2005 and 2004. Management believes these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly our financial position and results of operations as of and for the three months ended March 31, 2005 and 2004. The results of operations for these periods are not necessarily indicative of the results to be expected for the full year. These unaudited condensed combined interim financial statements should be read in conjunction with our Audited Combined Financial Statements included herein.

Incorporation by Reference

        We incorporate by reference certain information into the prospectus attached to this prospectus supplement. See "Where You Can Find More Information" in the attached prospectus. Information in this prospectus supplement and the attached prospectus supersedes information incorporated by reference that was filed with the Securities and Exchange Commission, or the SEC, prior to the date of this prospectus supplement.

        The prospectus of which this prospectus supplement forms a part incorporates by reference our annual report on Form 10-K for 2004 and our quarterly report on Form 10-Q for the three months ended March 31, 2005. Except as otherwise expressly described therein, the information included in our

S-ii

annual report on Form 10-K, and our quarterly report on Form 10-Q, including the financial statements and other financial and statistical data included therein, relates to SPCC prior to its acquisition of Minera México.

Reserves Information

        Our mineral reserves are estimates based on a number of assumptions, including production costs and metals prices. Unless otherwise stated, reserves estimates in this prospectus supplement are based on three-year average metal prices as of December 31, 2004. We refer to three-year average metal prices as "current average prices."

        In this prospectus supplement certain financial information is based on reserve estimates based on certain metals price assumptions. These items include the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. For SPCC, commencing in 2003, we have used reserve estimates based on current average metals prices as of the most recent year then ended to determine these items. For periods prior to 2003 for SPCC, we have used reserves estimates based on metals prices intended to approximate average prices over the long term. In calculating such items for periods ended on or prior to December 31, 2004 for Minera México, we have used reserves estimates based on these longer term price assumptions. For periods ended after December 31, 2004, such items for Minera México have been calculated using reserve estimates based on current average prices.

        In calculating these items for the three-month periods ended March 31, 2004 and 2005 for SPCC, we have used reserve estimates based on current average prices as of the most recent year then ended. In calculating these items for the three-month period ended March 31, 2004 for Minera México, we have used reserves estimates based on the above mentioned longer term price assumptions. In calculating these items for the three-month period ended March 31, 2005 for Minera México, we have used reserves estimates based on current average prices as of the year ended December 31, 2004.

        We also use the above mentioned longer term price assumptions in developing our mine plans. For a further discussion regarding how we calculate our reserves, see "Business—Reserves."

Currency Information

        Unless stated otherwise, references herein to "U.S. dollars," "dollars," "US$" or "$" are to United States dollars; references to "S/," "nuevo sol" or "nuevos soles" are to Peruvian nuevos soles; and references to "peso," "pesos" or "Ps." are to Mexican pesos.

Industry and Market Data

        This prospectus supplement includes market share and industry data and forecasts that we obtained from or are based upon internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry publications and surveys, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you as to the accuracy and completeness of the information. We have not independently verified any of the information from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We do not guarantee the accuracy or completeness of this information. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources.

Other Information

        Throughout this prospectus supplement, unless otherwise noted, all tonnages are in metric tons. To convert to short tons, multiply by 1.102. All ounces are troy ounces. All distances are in kilometers. To convert to miles, multiply by 0.621. To convert hectares to acres, multiply by 2.47.

S-iii

SUMMARY

        You should read this entire prospectus supplement and the accompanying prospectus, including information incorporated by reference, before making an investment in our common stock. You should also carefully consider the information set forth under "Risk Factors." In addition, certain statements include forward-looking information that involves risks and uncertainties. See "Forward-Looking Statements."

Overview

        We are the world's largest publicly traded copper company as measured by reserves. Based on 2004 sales, we are the world's fifth largest copper mining company, and the third largest copper smelting and fifth largest copper refining company. We believe that we are also among the world's largest producers of molybdenum, silver and zinc.

        All of our mining operations are located in Peru and Mexico and we conduct exploration activities in Peru, Mexico and Chile. We own and operate the following mines and metallurgical complexes:

  •
  Four Open-Pit Copper Mines

  •
  Our Cuajone and Toquepala mines, located in southern Peru, produced 397,366 tons of copper in 2004 (194,389 tons at Cuajone and 202,977 tons at Toquepala).

  •
  Our Cananea mine, located in northern Mexico, produced 173,428 tons of copper in 2004. We believe Cananea is among the world's largest copper mines in terms of reserves, and has the longest remaining mine life of any major open-pit copper mine in the world based on current production levels.

  •
  Our La Caridad mine, located in northern Mexico, produced 132,160 tons of copper in 2004.

  •
  Three Metallurgical Processing Complexes

  •
  Our Ilo complex, located in southern Peru, includes the world's sixth largest copper smelter and eighth largest copper refinery, a precious metal refinery and a sulfuric acid plant. We are currently modernizing the Ilo smelter facility with Isasmelt technology to reduce emissions.

  •
  Our La Caridad complex, located in northern Mexico, is a modern metallurgical facility that includes one of the world's largest copper smelters and one of the largest copper refineries, a precious metal refinery, a copper rod manufacturing plant and a sulfuric acid plant.

  •
  Our San Luis Potosí complex, located in central Mexico, includes an electrolytic zinc refinery, a copper smelter and a sulfuric acid plant.

  •
  Underground Mines and Related Processing Facilities

  •
  We own and operate five underground mines that produce various metals such as zinc, copper, silver and gold, as well as a coal mine and related production facilities, all of which are located in Mexico.

        On April 1, 2005, we acquired Minera México from Americas Mining Corporation, or AMC, a subsidiary of Grupo México, S.A. de C.V., our controlling stockholder. On a stand-alone basis, Minera México, which owns the Cananea and La Caridad mines, among other assets, is the largest mining company in Mexico and the eleventh largest copper producer in the world. On April 1, 2005, we exchanged 67,207,640 newly issued shares of our common stock for the outstanding shares of Minera México, and Minera México became our 99%-owned subsidiary. Upon completion of the merger, Grupo México increased its indirect beneficial ownership of our capital stock from approximately 54.2% to approximately 75.1%.

        For the year ended December 31, 2004, after giving effect to our acquisition of Minera México, we had net sales of US$3,097 million and net earnings of US$982 million. We produced 718,007 tons of copper, 14,373 tons of molybdenum, 18.5 million ounces of silver and 133,778 tons of zinc in 2004, approximately 50% of which was sold outside of Latin America. As of December 31, 2004, we had proven and probable reserves of approximately 44.9 million tons of copper.

Competitive Strengths

        Second largest copper reserves in the world.    We have an estimated 44.9 million tons of proven and probable copper reserves, the second largest copper reserves in the world and the largest copper reserves of any publicly-traded company.

        Highly integrated copper production.    We are a highly integrated producer of copper which enables us to maintain high smelter utilization, achieve pricing premiums through value-added copper products and reduce our reliance on third parties for treatment and refinery services. For example, our Cananea and La Caridad mines provide a stable and secure source of copper concentrate for our La Caridad complex, our Cuajone and Toquepala mines supply our Ilo complex and our underground mines provide zinc and copper concentrate for our San Luis Potosí complex. Our integrated operations enable us to have significant economies of scale with reduced costs and earnings volatility.

        A portfolio of low-cost operations.    Our copper mines are well positioned from a cost perspective. In addition to our integrated operations, we believe we benefit from other advantages that contribute to making us a low-cost producer of copper and other metals. These include the relatively high quality of our reserves and the proximity of many of our operations to each other.

        Diversified mix of operations.    We operate four copper mines, with no one mine contributing more than 28% of our total mine production during 2004. We also operate three metallurgical complexes. We believe this diversity of operations reduces the impact of a major mine failure or labor disruptions at any one operation. We offer a diverse product mix that includes molybdenum, a byproduct of our copper mining operations, as well as other byproduct metals, such as zinc and silver. We believe we are one of the world's largest producers of molybdenum. Further, our operations and reserves are balanced between Peru and Mexico, countries with a tradition of mining and well-established mining laws.

        Significant organic growth prospects that can be financed with internal funds.    We have identified a number of potential development projects that we believe can be implemented to increase our future production capacity without major investments. These development projects, which include several brownfield projects that together could increase our production capacity by an estimated 88,000 tons (or approximately 12% of our current capacity) of copper per year, can be financed by internally generated funds and can be implemented within two to three years. We also have identified other potential brownfield and greenfield projects at our properties in Peru and Mexico and are currently conducting exploration activities in Peru, Mexico and Chile.

        Management team with a track record of success over our long operating history.    Our senior managers have an average of 20 years of experience with our Company or its predecessors. Our senior managers have successfully led the Company in varied economic conditions and have a track record of improving operating efficiency and reducing costs.

Business Strategies

        Our objective is to increase stockholder value through earnings and cash flow growth in varied market conditions. We seek to achieve this objective by focusing on the following strategies:

        Growing and expanding our operations.    We intend to further realize the potential of our existing operations by expanding our production capacity and reserves, as well as exploring and developing promising mineral deposits. We believe that our existing operations have significant growth potential that can be financed principally through internally generated cash flows. We also intend to supplement internal growth by selectively pursuing value-enhancing acquisition opportunities.

        Continuing our focus on copper.    We are primarily a copper producer, with approximately 68.1% of our 2004 revenues derived from copper production. We intend to continue to focus principally on the production of copper. Our earnings and cash flows are highly sensitive to movements in the price of copper, and we estimate that a US$0.01 per pound increase in the price of copper would generate approximately US$15.6 million of additional operating income based on our 2004 total production.

        Improving the cost position of our operations.    We are focused on improving our cost structure in order to maintain our profitability throughout the commodity price cycle and to generate cash flow to fund attractive investment opportunities. We seek to lower costs by (i) improving economies of scale through production expansions, (ii) investing selectively in new equipment and advanced production technologies, such as SX/EW, and (iii) fully utilizing our metallurgical facilities to capture processing margins and premiums.

        Maintaining a relatively conservative capital structure.    As of March 31, 2005, we had a cash balance of US$809 million and total debt of US$1.21 billion, giving us a net debt position of US$402 million and a ratio of net debt to net debt plus shareholders' equity of 0.12. Since March 31, 2005, the most significant change to our cash balance was the payment of a US$350 million dividend. We seek to maintain a relatively conservative level of financial leverage with the goal of enabling us to minimize our borrowing costs, to be opportunistic regarding growth projects and strategic investments and acquisitions and to reduce financial risks during market downturns.

        Dividends.    We have distributed a significant amount of our net income as dividends since 1996. We anticipate paying significant amounts of dividends for the immediately foreseeable future, although we cannot assure you that this dividend practice will be maintained.

Copper Market Conditions

        Copper is a fundamental material in the world's infrastructure. Copper has unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility, that have made it a superior material for use in the electrical energy, telecommunications, building construction, transportation and industrial machinery businesses. Wire and cable products, used principally as energy cable, building wire and magnet wire, account for as much as 71% of copper consumption. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications. The building and construction industry accounts for approximately 37% of worldwide copper usage. Worldwide copper sales in 2004 were estimated to be approximately US$48 billion based on 2004 worldwide copper sales of 16.9 million tons and the average copper price per pound in 2004 of US$1.29.

        Historically, the price of copper has been both volatile and cyclical, a reflection of current and expected economic conditions and the supply of and demand for copper.

        During the 1980s and 1990s, copper prices averaged, on an annual basis, approximately US$0.84 per pound and US$1.01 per pound, respectively. The price of copper has increased considerably over the past few years since its 15-year low reached in November 2001, particularly since March 2003 when significant appreciation of the metal commenced. In 2004, the average copper price of US$1.29 per pound was almost US$0.50 higher than the previous year's average. We believe factors contributing to the current strength of copper prices include:

  •
  Reduced supply and low inventory levels.  Reduction in new mine development, declining grades at existing mines and discipline among existing producers in not expanding production have all contributed to a current supply deficit. This has been aided by the significant restructuring and consolidation in the industry over the past few years. Current inventories of copper held by producers and commodity exchanges are at historically low levels. When copper inventories are low, higher copper prices generally result.

  •
  Increased demand, especially from China.  Increases in worldwide industrial production as well as increased use of copper in developing countries have led to recent increases in demand for copper. China's growth in copper consumption, which accounted for approximately 40% of the increase in global market consumption of copper in 2004, has been a significant contributor to demand. Demand has also benefited from a recovery in the U.S. manufacturing sector. As producers' and commodities exchanges' inventories have decreased and industrial production and consumer confidence have increased, end users have increased their business inventories of copper as they have realized the need to have copper available, particularly on short notice.

  •
  Weakening U.S. dollar.  There has been a strong inverse correlation over time between copper prices and U.S. dollar exchange rates. Approximately 92% of copper production occurs in regions where the local currency is not the U.S. dollar. Production economics for producers and the impact of raw materials costs on consumers in these regions change with movements in the exchange rate of the U.S. dollar against these regions' currencies. The current weakness of the U.S. dollar has had a significant upward impact on the price of copper in U.S. dollars.

        These factors, which are all interdependent and impact prices to varying degrees, are reflected in the current market price of copper. Changes to any one of these factors will impact prices in the future.

Corporate Information

        We were incorporated in Delaware in 1952. Our corporate offices in the U.S. are located at 2575 East Camelback Road, Suite 500, Phoenix, Arizona 85016 and our telephone number is (602) 977-6595. Our corporate offices in Mexico are located at Avenida Baja California No. 200, Colonia Roma Sur, 06760 Mexico, D.F., Mexico. Our corporate offices in Peru are located at Avenida Caminos del Inca 171, Chacarilla del Estanque, Surco, Lima 100, Peru. Our website is www.southernperu.com. The information on our website is not part of this prospectus supplement.

The Offering

Selling Stockholders	Cerro Trading Company, Inc., SPC Investors L.L.C., Phelps Dodge Overseas Capital Corporation and Climax Molybdenum B.V. See "Principal and Selling Stockholders."
This Offering	20,978,497 shares of our common stock are being offered by the selling stockholders. See "Underwriting."
Use of Proceeds	All of the shares of common stock offered in this offering will be sold by the selling stockholders. We will not receive any proceeds from the sale of these shares.
New York Stock Exchange symbol	PCU.
Over-Allotment	The selling stockholders have agreed to sell up to an aggregate of 1,573,387 additional shares of common stock if the underwriters exercise their over-allotment option. See "Underwriting."

        Unless otherwise noted, the information in this prospectus supplement assumes the underwriters have not exercised their over-allotment option.

Summary Combined Financial Information

        The following tables present our summary combined financial information and other data for the years indicated. These tables should be read in conjunction with the Audited Combined Financial Statements and the notes thereto included elsewhere in this prospectus supplement and are qualified in their entirety by the information contained therein. Our Audited Combined Financial Statements and the financial information in the tables below reflect our April 1, 2005 acquisition of Minera México as a combination of businesses under common control, on a historical basis in a manner similar to a pooling of interests, reflecting the financial condition and results of operations for SPCC and Minera México on a combined basis. See "Financial and Other Information—Financial Information."

	Year Ended December 31,
Statement of Earnings Data
	2000(1)	2001(1)	2002	2003	2004
	(dollars in thousands, except per share data)
Net sales	$1,823,161	$1,560,028	$1,388,421	$1,576,641	$3,096,697
Cost of sales (exclusive of depreciation, amortization and depletion)	1,287,107	1,232,764	961,201	992,383	1,334,330
Selling, general and administrative	80,605	70,174	69,351	63,597	71,778
Depreciation, amortization and depletion	160,729	165,901	157,608	177,058	192,586
Exploration	19,582	15,939	13,345	17,869	15,610

Operating income	275,138	75,250	186,916	325,734	1,482,393
Interest expense	162,279	171,242	128,747	117,009	107,904
Interest capitalized	(11,012)	(9,600)	(8,220)	(5,563)	(10,681)
Interest income	(10,590)	(23,194)	(4,097)	(5,198)	(8,348)
(Gain) loss on debt prepayments	(1,246)	2,159	12,400	5,844	16,500
Gain on disposal of properties	—	—	—	—	(53,542)
Other expense (income)	2,483	435	(7,202)	4,174	9,689

Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	133,224	(65,792)	65,288	209,468	1,420,871
Net earnings (loss)	$20,760	$(109,914)	$144,929	$83,536	$982,386

Earnings (loss) per share	$0.14	$(0.75)	$0.98	$0.57	$6.67
Weighted average shares outstanding basic (in thousands)	147,216	147,210	147,213	147,220	147,224
Weighted average shares outstanding diluted (in thousands)	147,216	147,212	147,217	147,225	147,224
	Year Ended December 31,
Other Financial Information
	2000(1)	2001(1)	2002	2003	2004
	(dollars in thousands, except per share data)
EBITDA(2)	$434,630	$238,558	$339,326	$492,774	$1,702,332
Capitalized mine stripping and leachable material	72,724	107,861	91,954	79,704	92,797
Capital expenditure excluding capitalized mine stripping cost and leachable materials	214,462	180,921	85,380	64,880	228,299
Cash dividends paid per share(3)	0.18	0.19	0.19	0.31	1.30
	Year Ended December 31,
Balance Sheet Data
	2000(1)	2001(1)	2002	2003	2004
	(dollars in thousands)
Cash, cash equivalents and marketable securities	$172,895	$260,499	$175,071	$351,610	$755,974
Total assets	4,454,694	4,480,582	4,419,030	4,491,028	5,319,193
Total long-term debt, including current portion	1,690,475	1,714,334	1,621,231	1,671,231	1,330,288
Total liabilities	2,452,944	2,633,264	2,452,538	2,385,885	2,494,314
Total stockholders' equity	1,902,116	1,751,859	1,881,452	2,022,745	2,813,595

	Year Ended December 31,
Financial Ratios
	2000(1)		2001(1)		2002		2003		2004
Gross margin(4)	20.6%		10.3%		19.4%		25.8%		50.7%
Operating income margin(5)	15.1		4.8		13.5		20.7		47.9
Net margin(6)	1.1		(7.0)		10.4		5.3		31.7
Net debt/total capitalization(7)	44.4		45.4		43.4		39.5		17.0
Total debt/EBITDA(2)	3.9	x	7.2	x	4.8	x	3.4	x	0.8	x

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 is unaudited.

(2)
EBITDA is net earnings; plus cumulative effect of change in accounting principle, minority interest, income taxes, interest expense, interest income and depreciation, amortization and depletion; minus interest capitalized. EBITDA is used as a measure of performance by our management and is not a measure of performance under generally accepted accounting principles, or GAAP. We present EBITDA because we believe it provides management and investors with useful information by which to measure our performance. EBITDA should not be construed as an alternative to (a) net income as an indicator of our operating performance or (b) cash flow from our operating activities as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

A reconciliation between EBITDA and net earnings for each of the periods presented in the table is presented beginning on page S-60.

(3)
On a historical basis, without giving effect to the acquisition of Minera México, SPCC's cash dividends paid per share were $0.34, $0.36, $0.36, $0.57 and $2.39 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(4)
Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.

(5)
Represents operating income divided by sales as a percentage.

(6)
Represents net earnings divided by sales as a percentage.

(7)
Represents net debt divided by net debt plus stockholders' equity.

Summary Operating Data

        The following table sets out certain operating data underlying our combined financial and operating information for each of the years in the five-year period ended December 31, 2004.

	Year Ended December 31,
Mining Production
	2000	2001	2002	2003	2004
Material mined (thousands of tons)	360,871	385,666	357,635	356,600	386,364
Contained copper in concentrate (tons)	542,665	533,616	491,828	547,172	603,907
Electrowon copper metal (tons)	111,625	114,989	122,190	118,744	114,100
Total copper (tons)	654,290	648,605	614,018	665,916	718,007
Contained molybdenum in concentrate (tons)	14,090	13,869	11,747	12,521	14,373
Contained zinc in concentrate (tons)	167,798	149,252	135,442	128,760	133,778
	Year Ended December 31,
Smelter/Refinery Production
	2000	2001	2002	2003	2004
Copper metal (tons)	622,620	676,038	579,905	537,501	594,278
Zinc metal (tons)	105,879	107,005	92,012	101,069	102,556
Silver metal (ounces)	16,354,149	15,812,859	15,536,299	12,146,550	10,795,929
	Year Ended December 31,
Net Metal Sales(1)
	2000	2001	2002	2003	2004
Net copper sold (tons)	743,831	721,412	645,107	660,485	709,668
Net molybdenum sold (tons)	14,250	13,890	11,695	12,498	14,350
Net zinc sold (tons)	155,255	141,913	126,499	122,217	120,922
Net silver sold (ounces)	26,167,423	24,924,443	20,371,448	19,498,041	20,212,366
	Year Ended December 31,
Average Realized Prices
	2000	2001	2002	2003	2004
Copper price (US$ per pound)	$0.86	$0.75	$0.74	$0.81	$1.36
Molybdenum price (US$ per pound)	2.28	2.08	3.42	5.32	20.55
Zinc price (US$ per pound)	0.54	0.42	0.39	0.40	0.51
Silver price (US$ per ounce)	4.91	4.25	4.52	4.87	6.35
	Year Ended December 31,
Operating Cash Costs(2)
	2000	2001	2002	2003	2004
Cash cost per pound of copper produced	$0.63	$0.52	$0.43	$0.44	$0.18
Cash cost per pound of copper produced (without byproduct revenue)	0.99	0.81	0.74	0.74	0.85

(1)
Includes finished metal (including blister, cathode and rod) sales and payable metal in concentrate sales to third parties, less payable metal in third-party concentrate purchases. "Payable metal" refers to the content of metal contained in concentrates that is actually valued and paid for.

(2)
Operating cash costs per pound of copper produced is an overall benchmark we use and a common industry metric to measure performance. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented beginning on page S-60. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus administrative charges, treatment and refining charges and third party copper purchases; less byproduct revenue, depreciation, amortization and depletion, workers' participation and inventory change. Operating cash costs also exclude the portion of our mine stripping costs that we capitalize. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Cash Costs."

Summary Reserves Data

        The table below details our copper and molybdenum reserves as estimated at December 31, 2004. Pursuant to SEC guidance, the reserves information in this prospectus supplement is calculated using average metals prices over the most recent three years, unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus supplement use US$0.939 per pound for copper and US$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were US$0.751 and US$3.81, respectively, as of December 31, 2003 and US$0.760 and US$2.88, respectively, as of December 31, 2002. For a further discussion of how we calculate our reserves, see "Business—Reserves."

	Cuajone Mine(1)	Toquepala Mine(1)	Cananea Mine(1)	La Caridad Mine(1)	Total Open-Pit Mines	Immsa(2)
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.939	$0.939	$0.939	$0.939	$0.939	$0.939
Molybdenum ($/lb.)	$8.425	$8.425	$8.425	$8.425	$8.425	$8.425
Cut-off grade	0.356%	0.365%	0.287%	0.325%	—	—
Sulfide ore reserves (thousands of tons)	1,395,244	1,382,678	2,524,785	555,747	5,858,454	32,601
Average grade:
Copper	0.616%	0.665%	0.571%	0.427%	0.590%	0.53%
Molybdenum	0.020%	0.036%	—	0.025%	0.027%	—
Leachable material (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Leachable material grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Waste (thousands of tons)	2,956,952	3,755,389	3,392,097	268,532	10,372,970	—
Total material (thousands of tons)	4,374,959	7,025,334	7,320,363	2,021,332	20,741,988	—
Stripping ratio	2.14	4.08	1.90	2.64	2.54	—
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.214%	—
In-pit reserves (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Average copper grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Total leachable reserves (thousands of tons)	47,900	2,677,729	1,957,680	1,632,688	6,315,997	—
Average copper grade	0.452%	0.184%	0.278%	0.210%	0.222%	—
Copper contained in ore reserves (thousands of tons)(3)	8,691	13,026	18,318	4,707	44,742	172.78

(1)
The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.8%, 90.3%, 81.0% and 78.4%, respectively, obtained by using recovery formulas according to the different milling capacities and geo-metallurgical zones.

(2)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(3)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

Recent Developments

        The following table highlights key combined financial and operating results for the three months ended March 31, 2004 and 2005. This table should be read in conjunction with our condensed combined interim financial statements for the three months ended March 31, 2004 and 2005 and notes thereto included elsewhere in this prospectus supplement and are qualified in their entirety by the information contained therein. Our condensed combined interim financial statements and the financial information and operating results in the table below reflect our April 1, 2005, acquisition of Minera México. The financial statements for the periods indicated reflect the financial condition and results of operations for SPCC and Minera México on a combined basis. See "Financial and Other Information—Financial Information." For additional information relating to our financial condition and results of operation for the three months ended March 31, 2004 and 2005, see "Management's Discussion and Analysis of Financial Condition—Recent Developments" and "Management's Discussion and Analysis of Financial Condition—Liquidity and Capital Resources."

	Three Months Ended March 31,
Statement of Earnings Data and Other Financial Information
	2004	2005
	(dollars in thousands)
Net sales	$602,523	$946,075
Cost of sales (exclusive of depreciation, amortization and depletion)	262,633	389,570
Selling, general and administrative	16,623	18,598
Depreciation, amortization and depletion	47,533	60,967
Exploration	3,663	5,347
Operating income	272,071	471,593
Interest expense	30,775	22,946
Interest capitalized	(1,337)	(2,269)
Interest income	(1,336)	(5,452)
Loss on derivative instruments	—	7,276
Loss on debt prepayments	—	4,020
Other income	(174)	(835)
Net earnings	167,474	298,361
EBITDA(1)	$319,778	$522,099

(1)
EBITDA is net earnings; plus cumulative effect of change in accounting principle, minority interest, income taxes, interest expense, interest income and depreciation, amortization and depletion; minus interest capitalized. EBITDA is used as a measure of performance by our management and is not a measure of performance under generally accepted accounting principles, or GAAP. We present EBITDA because we believe it provides management and investors with useful information by which to measure our performance. EBITDA should not be construed as an alternative to (a) net income as an indicator of our operating performance or (b) cash flow from our operating activities as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

        A reconciliation between EBITDA and net earnings for each of the periods presented in the table is presented beginning on page S-60.

RISK FACTORS

        Before making a decision to invest in our common stock, you should read this entire prospectus supplement and the accompanying prospectus, including information incorporated by reference. You should also carefully consider each of the risk factors set forth below prior to deciding whether or not to purchase shares of our common stock.

        The following risks, and other risks and uncertainties not currently known to us or those that we deem immaterial, may also materially and adversely affect our business, results of operations and financial condition. In such an event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business Generally

  Our financial performance is highly dependent on the price of copper and the other metals we produce.

        Our financial performance is significantly affected by the market prices of the metals that we produce, particularly the market prices of copper and molybdenum. Historically, prices of the metals we produce have been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. In addition, the market prices of copper and certain other metals have on occasion been subject to rapid short-term changes.

        In 2004, a 60% increase in copper prices on the London Metal Exchange, or LME, and the Commodities Exchange, Inc., or COMEX, and a 206% increase in molybdenum prices, in addition to an 18% increase in our molybdenum production volume and sales volume, contributed to an increase of approximately 95% in our total sales in 2004 as compared with 2003. While the price of copper dropped to a 15-year low of US$0.61 per pound in 2001, it has since increased by approximately 133% to US$1.49 per pound as of June 1, 2005. The price of molybdenum has also recently increased significantly and is currently at historically high levels. The average annual price of molybdenum over the five-year period ended December 31, 2004 was US$6.73 per pound, with a price per pound as of June 1, 2005 of US$40.50 per pound. Over the past two years, as a result of this increase in molybdenum prices, molybdenum has become a significant contributor to our sales.

        We cannot predict whether metals prices will rise or fall in the future. A decline in metals prices and, in particular, copper or molybdenum prices, would have an adverse impact on our results of operations and financial condition, and we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

  Changes in the level of demand for our products could adversely affect our product sales.

        Our revenue is dependent on the level of industrial and consumer demand for the concentrates and refined and semi-refined metal products we sell. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that such changes increase or decrease the need for our metal products. Such a change in demand could impact our results of operations and financial condition.

  Our actual reserves may not conform to our current estimates of our ore deposits.

        There is a degree of uncertainty attributable to the calculation of reserves. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as estimates only. The proven and probable ore reserves data included in this prospectus supplement are estimates prepared by us based on evaluation methods generally used in the international mining industry. Independent engineers have not verified these reserves estimates. We may be required in the future to revise our reserves estimates based on our actual production. We cannot assure you that our actual reserves will conform to geological, metallurgical or other expectations or that the estimated volume and grade of ore will be recovered. Lower market prices, increased production costs, reduced recovery rates, short-term operating factors, royalty taxes and other factors may render proven and probable reserves uneconomic to exploit and may result in revisions of reserves data from time to time. Reserves data are not indicative of future results of operations. See "Business—Reserves."

  Our business requires substantial capital expenditures.

        Our business is capital intensive. Specifically, the exploration and exploitation of copper and other metal reserves, mining, smelting and refining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase the amount of copper reserves that we exploit and the amount of copper and other metals we produce. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our exploration, exploitation and refining activities at or above present levels.

  The expected benefits of our recent acquisition of Minera México, including expected synergies, may not be realized.

        On April 1, 2005, we completed our acquisition of Minera México from AMC, a subsidiary of Grupo México, our controlling stockholder. We are now in the process of integrating two companies that previously had been affiliated but operated independently. We acquired Minera México based on a number of factors, including trends we believe may favor consolidation in the copper mining industry, potential improvement in production and our relative cost position, geographic diversification of our operations and potential operating synergies. We also considered potential negative effects in evaluating the transaction, including lower than expected mineral production from Minera México, diversion of management's attention and the risk that potential operating synergies may not be realized. We cannot assure you that the benefits we expect from the acquisition will be achieved or that potential negative effects will not be realized and adversely affect us.

  Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our Minera México subsidiary may restrict our ability to pursue our business strategies.

        Our financing instruments and those of our Minera México subsidiary include financial and other restrictive covenants that, among other things, limit our and Minera México's abilities to pay dividends, incur additional debt and sell assets. If either we or our Minera México subsidiary do not comply with these obligations, we could be in default under the applicable agreements which, if not addressed or waived, could require repayment of the indebtedness immediately. Minera México's new US$600 million credit facility contains limitations on its incurrence of additional debt and liens and on its ability to dispose of assets. Our Minera México subsidiary is further limited by the terms of its outstanding bonds, which also restrict the Company's incurrence of debt and liens. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing."

  Our operations are subject to risks, some of which are not insurable.

        The business of mining, smelting and refining copper, zinc and other metals is subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena, such as earthquakes. Such occurrences could result in damage to, or destruction of, mining operations resulting in monetary losses and possible legal liability. In particular, surface and underground mining and related processing activities present inherent risks of injury to personnel and damage to equipment. We maintain insurance against many of these and other risks, which may not provide adequate coverage in certain circumstances. Insurance against certain risks, including certain liabilities for environmental pollution or hazards as a result of exploration and production, is not generally available to us or other companies within the mining industry. We do not have, and do not intend to obtain, political risk insurance. These or other uninsured events may adversely affect our financial condition and results of operations.

  The loss of one of our large customers could have a negative impact on our results of operations.

        The loss of one or more of our significant customers could adversely affect our financial condition and results of operations. In 2002, 2003 and 2004, our largest customer accounted for approximately 6.9%, 6.7% and 10.7%, respectively, of our sales. Additionally, our five largest customers in each of 2002, 2003 and 2004 collectively accounted for approximately 25.8%, 26.5% and 33.7%, respectively, of our sales.

  Our selected combined financial information for 2000 and 2001 has been derived from financial statements that are unaudited.

        This prospectus supplement includes Audited Combined Financial Statements as of December 31, 2004, and for each of the years in the three-year period ended December 31, 2004. This prospectus supplement also includes certain combined financial information as of and for the years ended December 31, 2000 and 2001. The 2000 and 2001 combined financial information is unaudited and has been derived from audited stand-alone financial statements of SPCC and Minera México; however, the combined financial information for 2000 and 2001 has been prepared by our management on a basis which we believe is consistent with the basis on which the Audited Combined Financial Statements have been prepared.

        Our selected historical financial information for 2000 and 2001, which is incorporated into the accompanying prospectus by reference to SPCC's annual report on Form 10-K for 2004, is derived from financial statements that were audited by Arthur Andersen LLP, independent certified public accountants. Subsequently, Arthur Andersen ceased to audit publicly-held companies.

  Deliveries under our copper sales agreements can be suspended or cancelled by our customers in certain cases.

        Under each of our copper sales agreements, we or our customers may suspend or cancel delivery of copper during a period of force majeure. Events of force majeure under these agreements include acts of nature, labor strikes, fires, floods, wars, transportation delays, government actions or other events that are beyond the control of the parties. Any suspension or cancellation by our customers of deliveries under our copper or other sales contracts that are not replaced by deliveries under new contracts or sales on the spot market would reduce our cash flow and could adversely affect our financial condition and results of operations.

  The copper mining industry is highly competitive.

        We face competition from other copper mining and producing companies around the world. Although we are currently among the lowest cost copper producers in our region, we cannot assure you that competition from lower cost producers will not adversely affect us in the future.

        In addition, mines have limited lives and, as a result, we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper and other metals.

        The mining industry has experienced significant consolidation in recent years, including consolidation among some of our main competitors, as a result of which an increased percentage of copper production is from companies that also produce other products and may, consequently, be more diversified than we are. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

        Potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit copper producers operating in countries other than Peru and Mexico, where our mining operations are currently located. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable trading or other arrangements.

  Increases in energy costs, accounting policy changes and other matters may adversely affect our results of operations.

        We require substantial amounts of fuel oil, electricity and other resources for our operations. Energy costs constitute approximately 22.8% of our cost of sales. We rely upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. For example, during the 1970s and 1980s, our ability to import fuel oil was restricted by Peruvian government policies that required us to purchase fuel oil domestically from a government-owned oil producer at prices substantially above those prevailing on the world market. In addition, in recent years the price of oil has risen dramatically due to a variety of factors. Disruptions in supply or increases in costs of energy resources could have a material adverse effect on our financial condition and results of operations.

        We believe our results of operations will also be affected by accounting policy changes, including the March 17, 2005 Emerging Issues Task Force, or EITF, consensus ratified by the Financial Accounting Standards Board, or FASB, on March 30, 2005. The consensus states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced during the period that the stripping costs are incurred, as further discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Capitalized Mine Stripping Costs and Leachable Material." We are exploring a number of alternatives in adopting this consensus, which could involve restating the effect of this change in accounting principal for prior periods or taking a one-time charge in a current period.

        A recent Mexican Supreme Court decision is also expected to affect our results by requiring increased workers' profit sharing payments by our Minera México subsidiary. In May 2005, the court rendered a decision that changed the method of computing the amount of statutory workers' profit-sharing required to be paid by certain Mexican companies, including Minera México. The court's ruling in effect prohibited applying net operating loss carryforwards in computing the income used as the base for determining the workers' profit sharing amounts, as further described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Liquidity Considerations." We expect this ruling will adversely affect our results of operations and liquidity position to the extent we pay higher workers' profit-sharing amounts.

        Additionally, we expect our future results will be affected by a recently-enacted Peruvian mining royalty charge, as further described under "Business—Mining Rights and Concessions—Peru." While we are currently disputing several aspects of this new law, we cannot assure you that this new royalty charge will not adversely affect our results of operations and liquidity position in future periods.

  We may be adversely affected by labor disputes.

        In the last several years we have experienced a number of strikes or other labor disruptions that have had an adverse impact on our operations and operating results. See "Business—Employees." For example, in Peru, on August 31, 2004, unionized workers at our mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metals prices. The strike was resolved on September 13, 2004. In Mexico, on July 12, 2004, the workers of Mexicana de Cobre,

S.A. de C.V. ("Mexcobre") went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea, S.A. de C.V. ("Mexcananea") went on strike, followed by the Mexicana de Cobre workers. The strike lasted for 6 days at Mexicana de Cobre and 9 days at Mexicana de Cananea. In each case, our operations at the particular mine ceased until the strike was resolved. We cannot assure you that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our financial condition and results of operations.

  Environmental, health and safety laws and other regulations may increase our costs of doing business, restrict our operations or result in operational delays.

        Our exploration, mining, milling, smelting and refining activities are subject to a number of Peruvian and Mexican laws and regulations, including environmental laws and regulations, as well as certain industry technical standards. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharge, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

        Environmental regulations in Peru and Mexico have become increasingly stringent over the last decade and we have been required to dedicate more time and money to compliance and remediation activities. We anticipate additional laws and regulations will be enacted over time with respect to environmental matters and such laws may be influenced by certain new Peruvian environmental laws imposing closure and remediation obligations on the mining industry. Our Mexican operations are also subject to the environmental agreement entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement. The development of more stringent environmental protection programs in Peru and Mexico and in relevant trade agreements could impose constraints and additional costs on our operations and require us to make significant capital expenditures in the future. We cannot assure you that future legislative, regulatory or trade developments will not have an adverse effect on our business, properties, results of operations, financial condition or prospects.

  Our metals exploration efforts are highly speculative in nature and may be unsuccessful.

        Metals exploration is highly speculative in nature, involves many risks and is frequently unsuccessful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. We cannot assure you that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

        Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Estimates are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected prices may mean reserves, once found, will be uneconomical to produce.

  Our profits may be negatively affected by currency exchange rate fluctuations.

        Our assets, earnings and cash flows are influenced by various currencies due to the geographic diversity of our sales and the countries in which we operate. As some of our costs are incurred in currencies other than our functional currency, the U.S. dollar, fluctuations in currency exchange rates may have a significant impact on our financial results. These costs principally include electricity, labor, maintenance, operation contractors and fuel. For the year ended December 31, 2004, a substantial portion of our costs were denominated in a currency other than U.S. dollar. Operating costs are influenced by the currencies of the countries where our mines and processing plants are located and also by those currencies in which the costs of equipment and services are determined. The Peruvian nuevo sol, the Mexican peso and the U.S. dollar are the most important currencies influencing costs.

        The U.S. dollar is our functional currency and our revenues are primarily denominated in U.S. dollars. However, portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Accordingly, when inflation in Peru or Mexico increases without a corresponding devaluation of the nuevo sol or peso, respectively, our financial position, results of operations and cash flows could be adversely affected. To manage the volatility related to the risk of currency rate fluctuations, we may enter into forward exchange contracts. We cannot assure you, however, that currency fluctuations will not have an impact on our financial condition and results of operations.

        Further, in the past there has been a strong correlation between copper prices and the exchange rate of the U.S. dollar. A strengthening of the U.S. dollar may therefore be accompanied by lower copper prices, which would negatively affect our financial condition and results of operations.

        We may be adversely affected by challenges relating to slope stability.

        Our open-pit mines get deeper as we mine them, presenting certain geotechnical challenges including the possibility of slope failure. If we are required to decrease pit slope angles or provide additional road access to prevent such a failure, our stated reserves could be negatively affected. Further, hydrological conditions relating to pit slopes, removal of material displaced by slope failures and increased stripping requirements could also negatively affect our stated reserves. We have taken actions in order to maintain slope stability, but we cannot assure you that we will not have to take additional action in the future or that our actions taken to date will be sufficient. Unexpected failure or additional requirements to prevent slope failure may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves.

  We are controlled by Grupo México, which exercises significant influence over our affairs and policies and whose interests may be different from yours.

        Grupo México, S.A. de C.V. owns approximately 75.1% of our capital stock. In addition, certain of our officers and directors are also officers of Grupo México. We cannot assure you that the interests of Grupo México will not conflict with yours.

        Grupo México has the ability to determine the outcome of substantially all matters submitted for a vote to our stockholders and thus exercises control over our business policies and affairs, including the following:

  •
  the composition of our board of directors and, as a result, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our officers;

  •
  determinations with respect to mergers and other business combinations, including those that may result in a change of control;

  •
  whether dividends are paid or other distributions are made and the amount of any dividends or other distributions;

  •
  sales and dispositions of our assets; and

  •
  the amount of debt financing that we incur.

        In addition, we have in the past engaged in, and expect to continue to engage in, transactions with Grupo México and its other affiliates that may present conflicts of interest. For additional information regarding the share ownership of, and our relationships with, Grupo México and its affiliates, see "Principal and Selling Stockholders" and "Related Party Transactions."

  The price of our common stock may fluctuate significantly, which may result in losses for investors.

        The market price of our common stock has been and may continue to be volatile. For example, during the 52-week period ended December 31, 2004, the closing sales prices of our common stock as reported on the New York Stock Exchange ranged from a low of US$26.10 to a high of US$55.80. Our stock price can fluctuate as a result of a variety of factors beyond our control, including:

  •
  actual or anticipated fluctuations in copper or other metals prices;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  mergers and strategic alliances in the mining industry;

  •
  market conditions in the industry;

  •
  changes in government regulations;

  •
  fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors; and

  •
  the general state of the securities market.

        The market price of our stock may continue to fluctuate in response to these and other factors. We cannot assure you that the price of our common stock will not be volatile in the future or that our stockholders will not suffer losses.

  Future sales of common stock by some of our existing Peruvian institutional stockholders could cause our stock price to decline.

        Approximately 2% of our outstanding common stock is held by Peruvian pension funds. These pension funds are subject to regulation by the Superintendencia de Banca y Seguros (Banking and Insurance Commission, or SBS) in Peru and are limited as to the percentage of their investment portfolios that is classified as inversiones en el exterior (foreign investments), which are defined generally as investments in companies having more than 50% of their assets located outside of Peru. Prior to our acquisition of Minera México on April 1, 2005, substantially all of SPCC's assets were located in Peru. Thus, SPCC was treated as a domestic investment for purposes of these pension fund regulations. However, following the acquisition of Minera México, approximately 51% of our assets are located in Peru. The SBS has informed us that our status as a domestic investment will be reviewed by it on a quarterly basis and that, should the percentage of our consolidated assets located in Peru decrease to below 50%, we could be reclassified as a foreign investment. In the event of such reclassification, the Peruvian pension funds that currently own our common stock may have to sell all or a portion of these shares, which could cause the market price of our common stock to decline. The perception among investors that these sales may occur could produce the same effect.

  We may be restricted from paying cash dividends on our common stock in the future.

        We have distributed a significant amount of our net income as dividends since 1996 and we anticipate paying significant amounts of dividends for the immediately foreseeable future, although we cannot assure you that this dividend practice will be maintained. Our dividend practice is subject to change at the discretion of our board of directors at any time. The determination of the amount of dividends to pay, if any, is subject to a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends is also subject to legal and contractual restrictions. In addition, we may become subject to limits on our ability to distribute dividends imposed by the governments of Peru, Mexico or other countries where we have significant operations. For example, from 1985 through 1990 we were subject to controls on repatriation of funds that limited the ability of our stockholders to receive dividends outside of Peru.

        In addition, we cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends on our common stock. A substantial amount of our revenue is attributable to our recently-acquired Minera México subsidiary that has its own contractual and other restrictions on the amount of dividends it can pay to us. Further, substantially all of the credit agreements of our subsidiaries contain financial covenants or other limitations, which may restrict the payment of dividends, distributions or the transfer of assets. We cannot assure you that the current or future dividend restrictions of Minera México or any of its subsidiaries will not limit out ability to pay dividends in the future.

Risks Associated with Doing Business in Peru and Mexico

        There is uncertainty as to the termination and renewal of our mining concessions.

        Under the laws of Peru and Mexico, mineral resources belong to the state and government concessions are required in both countries to explore for or exploit mineral reserves. In Peru, our mineral rights derive from concessions from the Peruvian Ministry of Energy and Mines for our exploration, exploitation, extraction and/or production operations. In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. See "Business—Mining Rights and Concessions—Peru." In Mexico, our mineral rights derive from concessions granted, on a discretionary basis, by the Secretaría de Economía (Ministry of Economy), formerly known as Secretaría de Comercio y Fomento Industrial, pursuant to the Ley Minera (the Mining Law) and regulations thereunder.

        Mining concessions in both Peru and Mexico may be terminated if the obligations of the concessionaire are not satisfied. In Peru, we are obligated to pay certain fees for our mining concession. In Mexico, we are obligated, among other things, to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. Any termination or unfavorable modification of the terms of one or more of our concessions, or failure to obtain renewals of such concessions subject to renewal or extensions, could have a material adverse effect on our financial condition and prospects.

  Peruvian economic and political conditions may have an adverse impact on our business.

        A significant part of our operations are conducted in Peru. Accordingly, our business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru. During the past several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation's economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates and local and foreign investment as well as limitations on imports, have restricted the ability of companies to dismiss employees, have expropriated private sector assets (including mining companies) and have prohibited the remittance of profits to foreign investors.

        From 1985 through 1990, during the Alan García administration, government policies restricted our ability, among other things, to repatriate funds and import products from abroad. In addition, currency exchange rates were strictly controlled and all exports sales were required to be deposited in Peru's Banco Central de Reserva, where they were exchanged from U.S. dollars to the Peruvian currency at less-than-favorable rates of exchange. These policies generally had an adverse effect on our results of operations. Controls on repatriation of funds limited the ability of our stockholders to receive dividends outside of Peru but did not limit the ability of our stockholders to receive distributions of earnings in Peru.

        In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Peru's political system, economy and social conditions aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure. After taking office for his third term in July 2000 under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals, and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

        Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. Since his election, President Toledo has retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating tax exemptions, reducing underemployment and unemployment and privatizing state-owned companies in various sectors including energy, mining and public services. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Peru's moderate economic growth, the Toledo administration has at times faced public unrest spurred by the high rates of unemployment, underemployment and poverty. President Toledo has been forced to restructure his cabinet on several occasions to quell public unrest and to maintain his political alliances.

        Given that the Toledo administration continues to face a fragmented Congress and continuing public unrest, we cannot assure you that the government will continue its current economic policies or that Peru's recent economic growth will be sustained. In addition, presidential elections are expected to be held in Peru in the second quarter of 2006, which may mean a change in Peru's economic policies. Because we have significant operations in Peru, future Peruvian governmental actions could have an adverse effect on market conditions, prices and returns on our securities, and on our business, results of operations, financial condition, ability to obtain financing and prospects.

        There is a risk of terrorism in Peru relating to Sendero Luminoso and the Movimiento Revolucionario Tupac Amaru, which were particularly active in the 1980s and early 1990s. We cannot guarantee that acts by these or other terrorist organizations will not adversely affect our operations in the future.

  Mexican economic and political conditions may have an adverse impact on our business.

        A significant part of our operations are based in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deterioration in economic conditions, characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. An economic crisis occurred in 1995 in the context of a series of internal disruptions and political events including a large current account deficit, civil unrest in the southern state of Chiapas, the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso. We cannot assure you that such conditions will not recur, that other unforeseen negative political or social conditions will not arise or that such conditions will not have a material adverse effect on our financial condition and results of operations.

        On July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party), or PAN, was elected president. Although his election ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party), or PRI, neither the PAN nor the PRI succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The lack of a majority party in the legislature and the lack of alignment between the legislature and the executive branch have resulted in legislative gridlock, which is expected to continue at least until the Mexican presidential elections in 2006. Such legislative gridlock has impeded the progress of structural reforms in Mexico, which may have a material adverse effect on the Mexican economy and cause disruptions to our operations. Furthermore, economic plans of the Mexican government in the past have not, in certain respects, fully achieved their objectives, and we cannot assure you that any reforms that are undertaken will achieve their stated goals. Because we have significant operations in Mexico, we cannot provide any assurance that current legislative gridlock and/or future political developments in Mexico, including the 2006 presidential and congressional elections, will not have a material adverse effect on market conditions, prices and returns on our securities, our ability to obtain financing, and our results of operations and financial condition.

  Peruvian inflation, reduced economic growth and fluctuations in the nuevo sol exchange rate may adversely affect our financial condition and results of operations.

        Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by the Instituto Nacional de Estadística e Informática, the National Institute of Statistics, has fallen from a high of 7,649.7% in 1990 to 3.5% in 2004. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3% in 1990 to a negative of 5.2% in 2004. Our revenues are primarily denominated in U.S. dollars and our operating expenses are partly denominated in U.S. dollars. If inflation in Peru were to increase without a corresponding devaluation of the nuevo sol relative to the U.S. dollar, our financial position and results of operations, and the market price of our common stock, could be affected. Although the Peruvian government's stabilization plan has significantly reduced inflation and the Peruvian economy has experienced moderate growth in recent years, we cannot assure you that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

        Among the economic circumstances that could lead to a devaluation of the nuevo sol is the decline of Peruvian foreign reserves to inadequate levels. Peru's foreign reserves at March 31, 2005 were US$13.4 billion as compared to US$10.2 billion at December 31, 2003. We cannot assure you that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations or that Peru will not devalue its currency should its foreign reserves decline.

  Mexican inflation, restrictive exchange control policies and fluctuations in the peso exchange rate may adversely affect our financial condition and results of operations.

        Although all of our Mexican operations' sales of metals are priced and invoiced in U.S. dollars, a substantial portion of our Mexican operations' cost of sales are denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, as it did in 2000, 2001 and 2002, the net income generated by our Mexican operations is adversely affected.

        The annual inflation rate in Mexico was 5.7% in 2002, 4.0% in 2003 and 5.2% in 2004. The Mexican government has publicly announced that it does not expect inflation to exceed 4.0% in 2005. At the same time, the peso has been subject in the past to significant devaluation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso declined by 12.5% in 2002, 8.4% in 2003 and 0.6% in 2004.

        While the Mexican government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso's value will not fluctuate significantly in the future. The imposition of such exchange control policies could impair Minera México's ability to obtain imported goods and to meet its U.S. dollar-denominated obligations and could have an adverse effect on our business and financial condition.

  Developments in other emerging market countries and in the United States may adversely affect the market value of our company.

        The market value of securities of companies with significant operations in Peru and Mexico is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Peru or Mexico, as the case may be, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of the securities of issuers that have significant operations in Peru or Mexico.

        In addition, in recent years economic conditions in Mexico have increasingly become correlated to U.S. economic conditions. Therefore, adverse economic conditions in the United States could have a significant adverse effect on Mexican economic conditions. We cannot assure you that our market value would not be adversely affected by events in the United States or elsewhere, especially in emerging market countries.

EXCHANGE RATES

Exchange Rates in Peru

        Since March 1991, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. During the previous two decades, however, the Peruvian currency had experienced a significant number of large devaluations. Therefore, Peru has adopted and operated under various exchange rate control practices and exchange rate determination policies. These policies have ranged from strict control over exchange rates to market-determination of rates. Investors are allowed to purchase foreign currency at free market exchange rates through any member of the Peruvian banking system.

        The following table shows, for the periods and dates indicated, the period-end, average, high and low exchange rates for U.S. dollars, as published by the Banco Central de Reserva del Peru (Central Reserve Bank of Peru, or BCRP) expressed in nuevos soles per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The information in this table reflects Peruvian nuevos soles at historical values rather than in constant Peruvian nuevos soles. The high and low exchange rates provided in the table are the highest and lowest of the twelve month-end exchange rates for each year based on the BCRP exchange rate. The average rate is in each case the average of month-end exchange rates during such period.

	BCRP Rate(1)
Year Ended December 31,	Period End	Average	High	Low
2000	3.527	3.495	3.529	3.445
2001	3.446	3.510	3.628	3.435
2002	3.515	3.500	3.646	3.434
2003	3.464	3.477	3.496	3.462
2004	3.283	3.413	3.502	3.282
2005 (through May 31)	3.255	3.261	3.289	3.254

(1)
Source: Banco Central de Reserva del Peru

The exchange rate for U.S. dollars as of June 1, 2005 was 3.255 nominal nuevos soles per U.S. dollar.

Exchange Rates in Mexico

        On December 21, 1994, Banco de México implemented a floating foreign exchange rate regime under which the peso is allowed to float freely against the U.S. dollar and other foreign currencies. Banco de México has indicated it will intervene directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility. Since mid-2003, Banco de México has been conducting auctions of U.S. dollars in an attempt to reduce the levels of its foreign reserves. Banco de México conducts open market operations on a regular basis to determine the size of Mexico's monetary base. Changes in Mexico's monetary base have an impact on the exchange rate. Banco de México may increase or decrease the reserve of funds that financial institutions are required to maintain. If the reserve requirement is increased, financial institutions will be required to allocate more funds to their reserves, which will reduce the amount of funds available for operations. This causes the amount of available funds in the market to decrease and the cost, or interest rate, to obtain funds to increase. The opposite happens if reserve requirements are lowered. This mechanism, known as "corto" or "largo," as the case may be, or more formally "the daily settlement balance target," represents a device used by Banco de México to adjust the level of interest and foreign exchange rates.

        We cannot assure you, however, that Banco de México will maintain its current policies with respect to the peso or that the peso will not depreciate significantly in the future. Moreover, we cannot assure you that the Mexican government will not impose exchange controls or otherwise restrict foreign exchange, including the exchange of pesos into U.S. dollars, in the future.

        Banco de México has provided for risk management and hedging mechanisms against fluctuations in the peso to dollar exchange rate. Banco de México allows Mexican banks and brokerage houses to participate in futures markets for the peso. In April 1995, the Chicago Mercantile Exchange introduced peso futures contracts and options on peso futures contracts and started trading these options and futures. On December 18, 1998, trading started at the Mexican Derivatives Exchange, including peso futures contracts.

        In the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations would continue to be available without substantial additional cost.

        The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	FRBNY Rate(1)
Year Ended December 31,	Period End	Average	High	Low
2000	9.618	9.458	10.087	9.183
2001	9.156	9.335	9.972	8.946
2002	10.425	9.663	10.425	9.001
2003	11.242	10.795	11.406	10.113
2004	11.154	11.290	11.635	10.805
2005 (through May 31)	10.913	11.128	11.411	10.885

(1)
Source: Federal Reserve Bank of New York

On June 1, 2005 the noon buying rate was 10.845 pesos per U.S. dollar.

CAPITALIZATION

        The following table sets forth our combined cash, cash equivalents and marketable securities and our combined capitalization as of March 31, 2005. This table should be read in conjunction with our Audited Combined Financial Statements, the unaudited condensed combined interim financial statements for the three months ended March 31, 2004 and 2005 and the notes thereto included elsewhere in this prospectus supplement and is qualified in its entirety by the information contained therein. Our Audited Combined Financial Statements and the financial information in the table below reflect our April 1, 2005 acquisition of Minera México as a combination of businesses under common control, on a historical basis in a manner similar to a pooling of interests, reflecting the financial condition and results of operations for SPCC and Minera México on a combined basis. See "Financial and Other Information—Financial Information."

        Our capitalization will not change as a result of the offering because we are not issuing or selling shares in the offering and we will not receive any proceeds from the sale of the shares by the selling stockholders.

As of March 31, 2005(1)
(dollars in thousands)
Cash, cash equivalents and marketable securities(2)	$809,334

Short-term debt:
Minera México US$600 million credit facility	$28,235
Peruvian bond program	30,000
Mitsui credit agreement	10,000

Total short-term debt	68,235

Long-term indebtedness:
Minera México US$600 million credit facility	451,765
8.25% Yankee bonds — Series A due 2008	316,245
9.25% Yankee bonds — Series B due 2028	125,000
SPCC US$200 million credit facility	170,000
Mitsui credit agreement	80,000

Total long-term debt	1,143,010

Minority interest	11,929
Stockholders' equity	3,011,956

Total capitalization	$4,235,130

(1)
Financial information as of and for the three months ended March 31, 2005 is unaudited.

(2)
Cash, cash equivalents and marketable securities are not part of the calculation of our total capitalization.

        The following is a summary of significant transactions affecting our capitalization during the period from April 1, 2005 through May 13, 2005:

        In April 2005, we made an additional US$30 million drawdown from our US$200 million credit facility in order to prepay the remaining US$30 million outstanding under our Peruvian bond program. On April 12, 2005, we declared a dividend of US$2.38 per share, totaling US$350 million. This dividend was paid on May 13, 2005 to our stockholders of record as of April 29, 2005.

        As a result of the above mentioned events during the period from April 1, 2005 through May 13, 2005, our retained earnings has been reduced by US$352.3 million as a result of the US$350 million dividend and US$2.3 million in debt prepayment penalties.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

        Our common stock is traded on the New York Stock Exchange and the Lima Stock Exchange under the symbol "PCU." The following table sets forth, for the periods shown, the high and low per share sales prices for our common stock as reported on the New York Stock Exchange and the per share dividends paid during those periods. Dividends paid prior to April 1, 2005 are in respect of earnings of SPCC prior to its acquisition of Minera México. Therefore, the amounts of dividends paid set forth below differ from the amounts of dividends reflected in our Audited Combined Financial Statements or in the combined summary or selected financial information included in this prospectus supplement.

Period	High	Low	Dividend Per Share Paid
Year ended December 31, 2003
First Quarter	$16.17	$14.60	$0.09
Second Quarter	16.20	14.42	0.11
Third Quarter	22.88	15.52	0.14
Fourth Quarter	48.85	22.03	0.26
Year ended December 31, 2004
First Quarter	$50.50	$36.16	$0.27
Second Quarter	41.85	26.53	0.54
Third Quarter	51.66	36.16	0.76
Fourth Quarter	54.10	42.15	0.82
Year ending December 31, 2005
First Quarter	$64.20	$43.17	$1.25
Second Quarter (through May 31, 2005)	59.20	44.29	2.38

        On June 3, 2005, the last reported sale price for our common stock on the New York Stock Exchange was US$49.25 per share. As of January 31, 2005, there were approximately 2,831 holders of record of our common stock.

        On January 31, 2005, a special dividend of US$1.25 per share, totaling US$100 million, was declared and was paid on March 1, 2005. On April 12, 2005, a dividend of US$2.38 per share, totaling US$350 million, was declared, and was paid on May 13, 2005, to our stockholders of record as of April 29, 2005.

        Set forth below is a chart that shows the amounts of quarterly dividends paid by us since 1996. Dividends paid prior to April 1, 2005 are the actual amounts paid with respect to SPCC prior to its acquisition of Minera México. Therefore, the amounts of dividends paid set forth below differ from the amounts of dividends reflected in our Audited Combined Financial Statements or in the combined summary or selected financial information included in this prospectus supplement.

Period	Total Dividend Amount Paid
(dollars in millions)
Year ended December 31, 1996
First Quarter	$52.00
Second Quarter	24.00
Third Quarter	22.40
Fourth Quarter	19.20
Year ended December 31, 1997
First Quarter	$24.00
Second Quarter	28.00
Third Quarter	29.60
Fourth Quarter	19.20

Year ended December 31, 1998
First Quarter	$16.00
Second Quarter	6.40
Third Quarter	8.80
Fourth Quarter	9.60
Year ended December 31, 1999
First Quarter	$2.40
Second Quarter	2.00
Third Quarter	1.76
Fourth Quarter	6.00
Year ending December 31, 2000
First Quarter	$4.80
Second Quarter	4.00
Third Quarter	4.48
Fourth Quarter	13.92
Year ended December 31, 2001
First Quarter	$11.44
Second Quarter	7.84
Third Quarter	3.73
Fourth Quarter	5.78
Year ended December 31, 2002
First Quarter	$5.90
Second Quarter	3.20
Third Quarter	12.48
Fourth Quarter	7.12
Year ended December 31, 2003
First Quarter	$7.36
Second Quarter	9.12
Third Quarter	10.82
Fourth Quarter	18.04
Year ended December 31, 2004
First Quarter	$21.60
Second Quarter	43.36
Third Quarter	60.40
Fourth Quarter	65.96
Year ended December 31, 2005
First Quarter	$100.00
Second Quarter	350.00

        We have distributed a significant amount of our net income as dividends since 1996. We anticipate paying significant amounts of dividends for the immediately foreseeable future, although we cannot assure you that this will be the case. The payment of dividends is subject to change at the discretion of our board of directors at any time. The determination of the amount of dividends to pay, if any, is subject to a number of factors, including our results of operations, financial condition, cash requirements, capital investment projects, tax considerations, future prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends is also subject to legal and contractual restrictions. See "Risk Factors—Risks Relating to Our Business Generally—We may be restricted from paying cash dividends on our common stock in the future."

SELECTED COMBINED FINANCIAL INFORMATION

        The following tables present our selected combined financial information and other data for the years indicated. These tables should be read in conjunction with the Audited Combined Financial Statements and the notes thereto included elsewhere in this prospectus supplement and are qualified in their entirety by the information contained therein. Our Audited Combined Financial Statements and the financial information in the tables below reflect our acquisition of Minera México, completed April 1, 2005, as a combination of businesses under common control, on a historical basis in a manner similar to a pooling of interests, reflecting the financial condition and results of operations for SPCC and Minera México on a combined basis. See "Financial and Other information—Financial Information." For information regarding our results of operations for the three months ended March 31, 2004 and 2005, see "Summary—Recent Developments" above.

	Year Ended December 31,
	2000(1)	2001(1)	2002	2003	2004
	(dollars in thousands, except for per share data)
Combined Statement of Earnings
Net sales	$1,823,161	$1,560,028	$1,388,421	$1,576,641	$3,096,697
Operating cost and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion)	1,287,107	1,232,764	961,201	992,383	1,334,330
Selling, general and administrative	80,605	70,174	69,351	63,597	71,778
Depreciation, amortization and depletion	160,729	165,901	157,608	177,058	192,586
Exploration	19,582	15,939	13,345	17,869	15,610

Total operating costs and expenses	1,548,023	1,484,778	1,201,505	1,250,907	1,614,304
Operating income	275,138	75,250	186,916	325,734	1,482,393
Interest expense	162,279	171,242	128,747	117,009	107,904
Interest capitalized	(11,012)	(9,600)	(8,220)	(5,563)	(10,681)
Interest income	(10,590)	(23,194)	(4,097)	(5,198)	(8,348)
(Gain) loss on debt prepayments	(1,246)	2,159	12,400	5,844	16,500
Gain on disposal of properties	—	—	—	—	(53,542)
Other expense (income)	2,483	435	(7,202)	4,174	9,689

Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	133,224	(65,792)	65,288	209,468	1,420,871
Income taxes	106,627	46,942	88,496	(120,129)	(433,758)
Minority interest	5,837	(2,819)	(8,855)	(4,262)	(4,727)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	(1,541)	—

Net earnings (loss)	$20,760	$(109,914)	$144,929	$83,536	$982,386

Per common share amounts:(2)
Earnings before cumulative effect of change in accounting principle	$0.14	$(0.75)	$0.98	$0.57	$6.67
Net earnings—basic and diluted	0.14	(0.75)	0.98	0.57	6.67
Dividends paid	0.18	0.19	0.19	0.31	1.30
Weighted average shares outstanding—basic (in thousands)	147,216	147,210	147,213	147,220	147,224

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 is unaudited.

(2)
For purposes of these combined financial statements, the issuance of 67,207,640 shares related to the acquisition of Minera México have been reflected as if they had been outstanding as of January 1, 2000.

Combined Balance Sheet

	Year Ended December 31,
	2000(1)	2001(1)	2002	2003	2004
	(dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$172,895	$260,499	$175,071	$351,610	$710,707
Cash retained in collateral accounts	—	—	88,048	—	—
Marketable securities	—	—	—	—	45,267
Accounts receivable:
Trade	178,120	164,530	117,125	169,279	425,790
Affiliates	8,202	—	7,221	6,968	15,664
Other	105,211	42,133	69,169	20,163	32,770
Inventories	412,509	357,844	324,453	306,913	352,377
Prepaid taxes and other assets	37,771	34,906	16,355	51,159	52,966

Total current assets	914,708	859,912	797,442	906,092	1,635,541
Property, net	3,295,486	2,977,851	3,136,837	3,040,700	3,068,486
Capitalized mine stripping costs, net	170,572	182,070	255,449	291,490	318,116
Leachable material, net	—	46,677	77,504	100,014	134,621
Intangible assets, net	19,881	381,180	129,059	126,049	123,496
Other assets, net	54,047	32,892	22,739	26,683	38,933

Total assets	$4,454,694	$4,480,582	$4,419,030	$4,491,028	$5,319,193

Liabilities
Current liabilities:
Current portion of long-term debt	$250,667	$1,441,213	$—	$115,307	$152,314
Trade accounts payable	93,599	129,289	198,891	99,735	142,362
Income taxes	9,973	36,104	54,841	58,704	293,295
Other current liabilities	296,567	272,409	232,225	208,824	373,947

Total current liabilities	650,806	1,879,015	485,957	482,570	961,918
Due to affiliates—Grupo México	—	56,216	52,468	52,468	—
Long-term debt	1,439,808	273,121	1,621,231	1,555,924	1,177,974
Deferred income taxes	334,154	383,800	246,020	185,866	243,600
Other liabilities	28,176	41,112	46,862	103,790	105,179
Asset retirement obligation	—	—	—	5,267	5,643

Total non-current liabilities	1,802,138	754,249	1,966,581	1,903,315	1,532,396
Minority interest	99,634	95,459	85,040	82,398	11,284
Stockholders' equity	1,902,116	1,751,859	1,881,452	2,022,745	2,813,595

Total liabilities, minority interest and stockholders' equity	$4,454,694	$4,480,582	$4,419,030	$4,491,028	$5,319,193

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 is unaudited.

Other Financial Information

	Year Ended December 31,
	2000(1)	2001(1)	2002	2003	2004
	(dollars in thousands, except per share data)
EBITDA(2)	$434,630	$238,558	$339,326	$492,774	$1,702,332
Capitalized mine stripping cost and leachable material	72,724	107,861	91,954	79,704	92,797
Capital expenditure excluding capitalized mine stripping cost and leachable material	214,462	180,921	85,380	64,880	228,299
Cash dividends paid per share(3)	$0.18	$0.19	$0.19	$0.31	$1.30

Financial Ratios

	Year Ended December 31,
	2000(1)	2001(1)	2002	2003	2004
Gross margin(4)	20.6%	10.3%	19.4%	25.8%	50.7%
Operating income margin(5)	15.1	4.8	13.5	20.7	47.9
Net margin(6)	1.1	(7.0)	10.4	5.3	31.7
Net debt/total capitalization(7)	44.4	45.4	43.4	39.5	17.0
Total debt/EBITDA(2)	3.9x	7.2x	4.8x	3.4x	0.8x

(1)
Financial information as of and for the years ended December 31, 2000 and 2001 is unaudited.

(2)
EBITDA is net earnings; plus cumulative effect of change in accounting principle, minority interest, income taxes, interest expense, interest income and depreciation, amortization and depletion; minus interest capitalized. EBITDA is used as a measure of performance by our management and is not a measure of performance under generally accepted accounting principles, or GAAP. We present EBITDA because we believe it provides management and investors with useful information by which to measure our performance. EBITDA should not be construed as an alternative to (a) net income as an indicator of our operating performance or (b) cash flow from our operating activities as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

  A reconciliation between EBITDA and net earnings for each of the periods presented in the table is presented beginning on page S-60.

(3)
On a historical basis, without giving effect to the acquisition of Minera México, SPCC's cash dividends paid per share were $0.34, $0.36, $0.36, $0.57 and $2.39 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(4)
Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.

(5)
Represents operating income divided by sales as a percentage.

(6)
Represents net earnings divided by sales as a percentage.

(7)
Represents net debt divided by net debt plus stockholders' equity.

Selected Operating Data

        The following table sets out certain operating data for each of the years in the five-year period ended December 31, 2004.

	Year Ended December 31,
Mining Production
	2000	2001	2002	2003	2004
Material mined (thousands of tons)	360,871	385,666	357,635	356,600	386,364
Contained copper in concentrate (tons)	542,665	533,616	491,828	547,172	603,907
Electrowon copper metal (tons)	111,625	114,989	122,190	118,744	114,100
Total copper (tons)	654,290	648,605	614,018	665,916	718,007

Contained molybdenum in concentrate (tons)	14,090	13,869	11,747	12,521	14,373
Contained zinc in concentrate (tons)	167,798	149,252	135,442	128,760	133,778
	Year Ended December 31,
Smelter/Refinery Production
	2000	2001	2002	2003	2004
Copper metal (tons)	622,620	676,038	579,905	537,501	594,278
Zinc metal (tons)	105,879	107,005	92,012	101,069	102,556
Silver metal (ounces)	16,354,149	15,812,859	15,536,299	12,146,550	10,795,929
	Year Ended December 31,
Net Metal Sales(1)
	2000	2001	2002	2003	2004
Net copper sold (tons)	743,831	721,412	645,107	660,485	709,668
Net molybdenum sold (tons)	14,250	13,890	11,695	12,498	14,350
Net zinc sold (tons)	155,255	141,913	126,499	122,217	120,922
Net silver sold (ounces)	26,167,423	24,924,443	20,371,448	19,498,041	20,212,366

(1)
Includes finished metal (including blister, cathode and rod) sales and payable metal in concentrate sales to third parties, less payable metal in third-party concentrate purchases. "Payable metal" refers to the content of metal contained in concentrates that is actually valued and paid for.

	Year Ended December 31,
Average Realized Prices
	2000	2001	2002	2003	2004
Copper price (US$ per pound)	$0.86	$0.75	$0.74	$0.81	$1.36
Molybdenum price (US$ per pound)	2.28	2.08	3.42	5.32	20.55
Zinc price (US$ per pound)	0.54	0.42	0.39	0.40	0.51
Silver price (US$ per ounce)	4.91	4.25	4.52	4.87	6.35
	Year Ended December 31,
Operating Cash Costs(1)
	2000	2001	2002	2003	2004
Cash cost per pound of copper produced (US$ per pound)	$0.63	$0.52	$0.43	$0.44	$0.18
Cash cost per pound of copper produced (without byproduct revenue) (US$ per pound)	0.99	0.81	0.74	0.74	0.85

(1)
Operating cash costs per pound of copper produced is an overall benchmark we use and a common industry metric to measure performance. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented beginning on page S-60. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus administrative charges, treatment and refining charges, third party copper purchases; less byproducts revenue, depreciation, amortization and depletion, workers' participation and inventory change. Operating cash costs also exclude the portion of our mine stripping costs that we capitalize. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Cash Costs."

Selected Reserves Data

        The table below details our copper and molybdenum reserves as estimated at December 31, 2004. Pursuant to SEC guidance, the reserves information in this prospectus supplement is calculated using average metals prices over the most recent three years, unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus supplement use US$0.939 per pound for copper and US$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were US$0.751 and US$3.81, respectively, as of December 31, 2003 and US$0.760 and US$2.88, respectively, as of December 31, 2002. For a further discussion of how we calculate our reserves, see "Business—Reserves."

	Cuajone Mine(1)	Toquepala Mine(1)	Cananea Mine(1)	La Caridad Mine(1)	Total Open-Pit Mines	Immsa(2)
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.939	$0.939	$0.939	$0.939	$0.939	$0.939
Molybdenum ($/lb.)	$8.425	$8.425	$8.425	$8.425	$8.425	$8.425
Cut-off grade	0.356%	0.365%	0.287%	0.325%	—	—
Sulfide ore reserves (thousands of tons)	1,395,244	1,382,678	2,524,785	555,747	5,858,454	32,601
Average grade:
Copper	0.616%	0.665%	0.571%	0.427%	0.590%	0.53%
Molybdenum	0.020%	0.036%	—	0.025%	0.027%	—
Leachable material (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Leachable material grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Waste (thousands of tons)	2,956,952	3,755,389	3,392,097	268,532	10,372,970	—
Total material (thousands of tons)	4,374,959	7,025,334	7,320,363	2,021,332	20,741,988	—
Stripping ratio	2.14	4.08	1.90	2.64	2.54	—
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.214%	—
In-pit reserves (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—
Average copper grade	0.424%	0.203%	0.278%	0.195%	0.225%	—
Total leachable reserves (thousands of tons)	47,900	2,677,729	1,957,680	1,632,688	6,315,997	—
Average copper grade	0.452%	0.184%	0.278%	0.210%	0.222%	—
Copper contained in ore reserves (thousands of tons)(3)	8,691	13,026	18,318	4,707	44,742	172.78

(1)
The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.8%, 90.3%, 81.0% and 78.4%, respectively, obtained by using recovery formulas according to the different milling capacities and geo-metallurgical zones.

(2)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(3)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations relates to and should be read together with our Audited Combined Financial Statements as of and for each of the years in the three-year period ended December 31, 2004. The information below under the heading "—Recent Developments" should be read together with our unaudited condensed combined financial statements for the three months ended March 31, 2004 and 2005. Our financial statements in this prospectus supplement reflect the accounts of Southern Peru Copper Corporation as well as those of Minera México. Effective April 1, 2005, Southern Peru Copper Corporation acquired substantially all of the outstanding common stock of Minera México. The acquisition was accounted for in a manner similar to a pooling of interests as it involved the reorganization of entities under common control. Under such accounting, the financial statements of SPCC and Minera México are combined on a historical cost basis for all the periods presented since they were under the indirect common control of Grupo México during all of these periods. Therefore, unless otherwise noted, the discussion below of our financial condition and results of operations is for us, including our Minera México subsidiary, on a combined basis for all periods. Our combined financial results may not be indicative of the results of operations that actually would have been achieved had the acquisition of Minera México taken place at the beginning of the periods presented and do not purport to be indicative of our future results.

        This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in the forward-looking statements as a result of a number of factors. See "Forward-Looking Statements."

Overview

        Our business is primarily the production and sale of copper. In the process of producing copper, a number of valuable metallurgical byproducts are recovered, such as molybdenum, zinc, silver, lead and gold, which we also produce and sell. The sales prices for our products are largely determined by market forces outside of our control. Our management, therefore, focuses on production enhancement and cost control to improve profitability. We believe we achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our aim is to remain profitable during periods of low copper prices and to maximize financial performance in periods of high copper prices.

        We discuss below several matters that our management believes are important to understand our results of operations and financial condition. These matters include (i) our "operating cash costs" as a measure of our performance, (ii) metals prices, (iii) our recent acquisition of Minera México and (iv) the effects of inflation and other local currency issues.

  Operating Cash Costs

        An overall benchmark used by us and a common industry metric to measure performance is operating cash costs per pound of copper produced. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented under the subheading, "—Non-GAAP Information Reconciliation," below. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus administrative charges, treatment and refining charges and third party copper purchases; less byproducts revenue, depreciation, amortization and depletion, workers' participation and other inventory change. In our calculation of operating cash cost per pound of copper produced, we credit against our costs, the revenues from the sale of byproducts, principally molybdenum, zinc and silver. We account for this byproduct revenue because we consider our principal business to be the production and sale of copper. We believe that our company is viewed by the investment community as a copper company, and is valued, in large part, by the investment community's view of the copper market and our ability to produce copper at a reasonable cost. The recent surge in the price of molybdenum, however, has had a significant effect on our traditional calculation of cash cost and its comparability between periods. Accordingly, we present cash costs below with and without crediting the byproduct revenues against our costs.

        We exclude from our calculation of operating cash cost depreciation, amortization and depletion, which are considered non-cash expenses. Exploration is considered a discretionary expenditure and is also excluded. Workers' participation provisions are determined on the basis of pre-tax earnings and are also excluded. Additionally excluded from operating cash costs are inventory charges, items of a non-recurring nature, and the portion of our mine stripping costs that we capitalize.

        Our operating cash costs per pound, as defined, are presented in the table below for the three years ended December 31, 2004. We present cash costs with and without the inclusion of byproduct revenues below, as the recent increases in the price of molybdenum have significantly affected our calculation of cash costs.

	2002	2003	2004
	(dollars per pound)
Operating cash cost per pound of copper produced	$0.429	$0.435	$0.182
Operating cash cost per pound of copper produced (without byproduct revenue)	$0.743	$0.743	$0.852

        A reconciliation of our operating cash costs per pound to our GAAP cost of sales is presented beginning on page S-60 under the subheading "—Non-GAAP Information Reconciliation."

        The reduction in the cash costs per pound of copper produced (including byproduct revenue) in 2004 is to a large extent attributable to the increase in the molybdenum sales price. The credit to the above costs for molybdenum sales amounted to US$0.061 per pound, US$0.102 per pound and US$0.412 per pound, in 2002, 2003 and 2004, respectively. The cash cost without byproduct revenue increased in 2004 compared with 2003 as a result of cost increases, including the cost of power, maintenance expenses and the cost of replacement parts. We believe our operating cash costs will increase as a result of the EITF consensus which we describe below under "—Critical Accounting Policies and Estimates—Capitalized Mine Stripping Costs and Leachable Material."

  Metals Prices

        The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the products we produce, especially for copper, molybdenum, zinc and silver. Metals prices historically have been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

        We are subject to market risks arising from the volatility of copper and other metals prices. Assuming that expected metal production and sales are achieved, that tax rates are unchanged and giving no effects to potential hedging programs or changes in past production, metal price sensitivity factors would indicate the estimated change in operating income resulting from metal price changes in 2004 as provided in the table below.

	Copper	Molybdenum	Zinc
Change in metal prices (per pound)	$0.01	$1.00	$0.01
Change in operating income (in millions)	$15.6	$31.6	$2.7

        For a further discussion regarding the important role metals prices have on our profitability and financial performance, see "Industry—Metals Prices" and "Risk Factors—Risks Relating to Our Business Generally—Our financial performance is highly dependent on the price of copper and the other metals we produce."

  Minera México Acquisition

        On April 1, 2005, we acquired Minera México from Americas Mining Corporation, or AMC, a subsidiary of Grupo México, our controlling stockholder. Minera México is the largest mining company in Mexico and the eleventh largest copper producer in the world on a stand-alone basis. On April 1, 2005, we exchanged 67,207,640 newly-issued shares of our common stock for the outstanding shares of Minera México's direct majority stockholder, and Minera México became our 99%-owned subsidiary. As a part of this transaction, on March 1, 2005, we paid a special transaction dividend in the aggregate amount of US$100 million to all of our stockholders. Upon completion of the merger, Grupo México increased its indirect beneficial ownership of our capital stock from approximately 54.2% to approximately 75.1%.

        We are now in the process of integrating two companies that had previously been affiliated but operated independently. With this acquisition, we have increased our total copper reserves by 107%, or 23,199 million tons, based on year-end 2004 reserves, and have increased our annual copper production by 81%, equivalent to 320,000 tons of copper, based on 2004 production.

        For a discussion of certain risks relating to our Minera México acquisition, see "Risk Factors—Risks Relating to Our Business Generally—The expected benefits of our recent acquisition of Minera México, including expected synergies, may not be realized."

  Inflation and Devaluation of the Peruvian Nuevo Sol and the Mexican Peso

        Our functional currency is the U.S. dollar. Portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Since our revenues are primarily denominated in U.S. dollars, when inflation/deflation in Peru or Mexico is not offset by a change in the exchange rate of the nuevo sol or the peso, respectively, to the dollar, our financial position, results of operations and cash flows could be adversely affected to the extent that the inflation/devaluation effects are passed onto us by our suppliers or reflected in our wage adjustments. In addition, the dollar value of our net monetary assets denominated in nuevos soles or pesos can be affected by devaluation of the nuevo sol or the peso, resulting in a remeasurement loss in our financial statements. Recent inflation and devaluation rates are provided in the table below.

	Year Ended December 31,
	2002	2003	2004
Peru
Peruvian inflation (deflation) rate	1.5%	2.5%	3.5%
Nuevo sol/dollar (change in exchange rate year to year)	2.0	(1.5)	(5.2)
Mexico
Mexican inflation (deflation) rate	5.7%	4.0%	5.2%
Peso/dollar (change in exchange rate year to year)	12.5	8.4	0.6

        We describe certain exchange rate risks associated with our Company in "Risk Factors—Risks Associated with Doing Business in Peru and Mexico—Peruvian inflation, reduced economic growth and fluctuations in the nuevo sol exchange rate may adversely affect our financial condition and results of operations" and "Risk Factors—Risks Associated with Doing Business in Peru and Mexico—Mexican inflation, restrictive exchange control policies and fluctuations in the peso exchange rate may adversely affect our financial condition and results of operations."

Critical Accounting Policies and Estimates

        Our discussion and analysis of our combined financial condition and results of operations, as well as quantitative and qualitative disclosures about market risks, are based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these combined financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: carrying value of the ore reserves that are the basis for future cash flows estimates and units-of-production depreciation and amortization calculations; capitalized mine stripping costs and leachable material; and asset retirement obligations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

  Ore Reserves

        For purposes of our long-term planning, our management uses metal price assumptions of US$0.90 per pound for copper and US$4.50 per pound for molybdenum. These prices are intended to approximate average prices over the long term. Ore reserves based on these prices are the basis for our internal planning, including the preparation of the mine plans for our mines. Our management uses these price assumptions as it believes these prices reflect the full price cycle of the metals market.

        However, pursuant to SEC guidance, the reserves information in this prospectus supplement is calculated using average metals prices over the most recent three years, except as otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus supplement use US$0.939 per pound for copper and US$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were US$0.751 and US$3.81, respectively, as of December 31, 2003 and US$0.760 and US$2.88, respectively, as of December 31, 2002.

        In this prospectus supplement certain financial information is based on reserve estimates based on certain metals price assumptions. These items include the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. For SPCC, commencing in 2003, we have used reserve estimates based on current average metals prices as of the most recent year then ended to determine these items. For periods prior to 2003 for SPCC, we have used reserves estimates based on metals prices intended to approximate average prices over the long term. In calculating such items for periods ended on or prior to December 31, 2004 for Minera México, we have used reserves estimates based on these longer term price assumptions. For periods ended after December 31, 2004, such items for Minera México have been calculated using reserves estimates based on current average prices.

        In calculating these items for the three-month periods ended March 31, 2004 and 2005 for SPCC, we have used reserve estimates based on current average prices as of the most recent year then ended. In calculating these items for the three-month period ended March 31, 2004 for Minera México, we have used reserves estimates based on the above mentioned longer term price assumptions. In calculating these items for the three-month period ended March 31, 2005 for Minera México, we have used reserves estimates based on current average prices as of the year ended December 31, 2004.

        For further information regarding our reserves, see "Business—Reserves" and "Risk Factors—Risks Relating to our Business Generally—Our actual reserves may not conform to our current estimates of our ore deposits."

  Capitalized Mine Stripping Costs and Leachable Material

        In carrying out our mining operations, we are required to remove waste material to access mineral deposits. Because the concentration of mineral deposits is not evenly distributed throughout the ore body, there are periods during the life of the mine in which we mine more waste as compared to ore produced, and periods during which we mine less waste as compared to ore produced. These mining costs are commonly referred to as "stripping" costs.

        For each of our existing mines in the production stage, our mine engineers have calculated a life-of-mine stripping ratio that represents our estimate of the total amount of waste to be removed at each mine divided by the estimated total proven and probable reserves at such mine. The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings. In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined. Such capitalized costs are included in net capitalized mine stripping, and are amortized to operations using the units of production method. This charge to operations for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes in the value of proven and probable reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization. Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratio, we reduce the net capitalized mine stripping asset proportionally with a charge to amortization expense. During periods we are stripping at the higher rates, increased mining costs associated with the higher tonnages are incurred. Costs of this nature are necessary in a mining operation to ensure the availability of mineable ore in future periods. The deferred stripping accounting method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-mineral ore ratios; however, industry practice does vary.

        At the March 17, 2005 meeting of the Emerging Issues Task Force, or EITF, the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The EITF noted that the consensus does not address the accounting for stripping costs incurred during the pre-production phase of a mine. The consensus with respect to this issue was ratified by the FASB on March 30, 2005, and will be effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. We are reviewing this consensus and expect to adopt a new accounting policy. Adoption of the EITF consensus will significantly change the accounting for capitalized stripping costs incurred during the production phase. At December 31, 2004, we had on our balance sheet US$452.7 million of costs associated with capitalized mine stripping and leachable material, net, which may be impacted by this consensus. We anticipate that a significant portion of this asset may be written off and equity and net income would be reduced accordingly. In addition, future operating income could be negatively impacted to the extent that costs previously capitalized are expensed. We are exploring a number of alternatives in adopting this consensus, which could involve restating the effect of this change in accounting principle for prior periods or taking a one-time charge in a current period.

        If we were to have expensed all production stripping costs associated with our mining operations as incurred, net operating costs would have increased by US$91.9 million, US$79.7 million and US$92.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        We further discuss capitalized mine stripping costs and leachable material in Notes 2 and 5 to our Audited Combined Financial Statements included herein.

  Asset Retirement Obligation

        Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. These estimates are based on inflation assumptions using the U.S. Consumer Price Index and using our risk-free credit rate (which is based on our credit status). Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

  Revenue Recognition

        For certain of our sales of copper and molybdenum products, customers are given the option to select a monthly average LME or COMEX price (as is the case for sales of copper products) or the molybdenum oxide proprietary market price estimate of Platts Metals Week (as is the case for sales of molybdenum products), generally ranging between one and three months subsequent to shipment. In such cases, revenue is recorded at a provisional price at the time of shipment. The provisionally priced copper sales are adjusted to reflect forward copper prices based on LME or COMEX prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

        The following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2002, 2003 and 2004:

	Year Ended December 31,
Provisionally Priced Sales
	2002	2003	2004
Copper
Millions of pounds	43.8	51.1	179.7
Priced at (per pound)	$0.73	$1.08	$1.46
Molybdenum
Millions of pounds	0.5	3.7	6.3
Priced at (per pound)	$3.20	$7.60	$32.38

        Provisional sales adjustments included in accounts receivable and net sales were as follows at December 31, 2002, 2003 and 2004:

	Year Ended December 31,
Provisional Sales Adjustments
	2002	2003	2004
	(dollars in millions)
Copper	$3.8	$8.4	$15.9
Molybdenum	(0.8)	6.9	69.2

Total	$3.0	$15.3	$85.1

Results of Operations

        The following table highlights key combined financial and operating results for each of the years in the three-year period ended December 31, 2004.

	Year Ended December 31,
Statement of Earnings Data
	2002	2003	2004
	(dollars in thousands)
Net sales	$1,388,421	$1,576,641	$3,096,697
Cost of sales (exclusive of depreciation, amortization and depletion)	961,201	992,383	1,334,330
Selling, general and administrative	69,351	63,597	71,778
Depreciation, amortization and depletion	157,608	177,058	192,586
Exploration	13,345	17,869	15,610

Operating income	186,916	325,734	1,482,393
Interest expense	128,747	117,009	107,904
Interest capitalized	(8,220)	(5,563)	(10,681)
Interest income	(4,097)	(5,198)	(8,348)
Loss on debt prepayments	12,400	5,844	16,500
Gain on disposal of properties	—	—	(53,542)
Other (income) expense	(7,202)	4,174	9,689
Income taxes	88,496	(120,129)	(433,758)
Minority interest	(8,855)	(4,262)	(4,727)

Net earnings	$144,929	$83,536	$982,386

        The table below outlines the average prices (rounded to the nearest cent) at which we sold our metals for each of the years ended December 31, 2002, 2003 and 2004.

Average Metals Prices Realized

	Year Ended December 31,
				% Change 2002 to 2003	% Change 2003 to 2004
	2002	2003	2004
Copper (pounds)	$0.74	$0.81	$1.36	9.5%	67.9%
Molybdenum (pounds)	3.42	5.32	20.55	55.6	286.3
Zinc (pounds)	0.39	0.41	0.51	5.1	24.4
Silver (ounces)	4.52	4.87	6.35	7.7	30.4
Gold (ounces)	308.67	360.28	388.57	16.7	7.8

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

  Net sales

	Year Ended December 31,
				% Change
	2003	2004	Change
		(dollars in thousands)
Net sales	$1,576,641	$3,096,697	$1,520,056	96.4%

        Net sales increased in 2004 compared with 2003 principally due to significant increases in metals prices, particularly those of copper and molybdenum, for which our average sales prices rose 67.9% and 286.3%, respectively. In addition to increased metals prices, increased mine production was also an important factor in increasing our net sales in 2004. Copper production for 2004 increased 7.8% to 718,007 tons, compared with 665,916 tons in 2003.

        The table below presents information regarding the volume of our copper sales for each of the years ended December 31, 2003 and 2004.

	Year Ended December 31,
Copper sales
	2003	2004
	(thousands of tons)
Refined	383.8	358.6
Blister	40.9	42.6
Concentrates	37.2	48.9
SX/EW	127.2	108.5
Rod	71.4	151.1

Total	660.5	709.7

        The table below presents information regarding the volume of our sales of byproducts for each of the years ended December 31, 2003 and 2004.

	Year Ended December 31,
Byproduct sales
	2003	2004
Molybdenum contained in concentrate (tons)	12,498	14,350
Zinc-refined and concentrate (tons)	122,217	120,922
Silver ingots (ounces)	19,498,041	20,212,366
Gold ingots (ounces)	41,892	42,793

        All four of our open-pit copper mines recorded increased output in 2004 compared with 2003. The Cananea mine recorded the most significant increase of 20.7%, equivalent to 29,003 additional tons of copper, primarily due to a 29.3% increase in mill throughput. The Toquepala mine registered the second highest production percentage increase of 6.8%, contributing an additional 12,849 tons of copper. The increase in production at the Toquepala mine is primarily attributable to a higher ore grade of 0.817% in 2004 compared with 0.749% in 2003. The Cuajone and La Caridad mines also delivered higher production output and contributed an additional 9,861 and 3,454 tons, respectively, in 2004 compared with 2003. Cuajone's additional output was primarily as a result of higher ore grades, while La Caridad's higher output was as a result of increased production despite marginally lower ore grades.

        Copper made up 68.1% of net sales in 2004 compared with 74.7% in 2003. Sales of byproducts in 2004 totaled US$987.8 million compared with US$398.9 million in 2003, an increase of 147.6%. The increase is principally attributable to significantly increased sales of molybdenum, resulting from the 286.3% increase in our average sales price for molybdenum in 2004 compared with 2003. The table below provides the sales of our byproducts as a percentage of our total net sales.

	Year Ended December 31,
Byproduct Sales as a Percentage of Total Net Sales
	2003	2004
Molybdenum	9.1%	20.9%
Zinc	6.4	4.1
Silver	6.0	4.1
Gold and other metals	3.8	2.8

Total	25.3%	31.9%

  Cost of sales (exclusive of depreciation, amortization and depletion)

	Year Ended December 31,
				% Change
	2003	2004	Change
		(dollars in thousands)
Cost of sales (exclusive of depreciation, amortization and depletion)	$992,383	$1,334,330	$341,947	34.5%

        Cost of sales (exclusive of depreciation, amortization and depletion) increased in 2004 from 2003 levels principally due to increased production in 2004. As discussed above, copper mine production for 2004 increased 7.4% with all four of our open-pit copper mines registering increased output in 2004 compared to 2003. Cost of sales (exclusive of depreciation, amortization and depletion) also increased as a result of increases in the prices of certain inputs, including power, maintenance expenses and certain replacement parts. Cost of sales (exclusive of depreciation, amortization and depletion) additionally increased in 2004 as a result of an increase in the volume and cost of the copper concentrate we purchased from third parties in 2004. We purchase concentrate from third parties in order to produce additional copper rods for which we receive premium pricing, as well as to meet our commitments to customers. The cost of this purchased copper, acquired at prevailing market prices, was US$76.8 million in 2004, compared to US$20.0 million in 2003. The increase in the cost of purchased copper resulted primarily from the increased volume purchased.

        Other factors contributing to the increased costs in 2004 included a provision of US$17.6 million for the recently enacted mining royalty tax in Peru. This tax will be calculated as 1% to 3% of sales of concentrates produced by our Toquepala and Cuajone mines. In 2004 the sales of concentrates produced by these two mines was US$83.9 million. See "Business—Mining Rights and Concessions—Peru."

        We expect that cost of sales will increase in the future as a result of the recently issued Emerging Issues Task Force, or EITF, consensus, which we describe above under "—Critical Accounting Policies and Estimates—Capitalized Mine Stripping Costs and Leachable Material."

  Selling, general and administrative

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Selling, general and administrative	$63,597	$71,778	$8,181	12.9%

        Selling, general and administrative increased in 2004 from 2003 principally as a result of US$13.8 million in management fees paid to Grupo México. The increase in management fees payable to Grupo México is largely attributable to the transfer of some corporate staff from Minera México to Grupo México. Such management fees, which were not payable in 2003, were partially offset by a payroll reduction of US$2.7 million and a reduction in lease expenses of US$2.6 million. Management fees include corporate, legal, accounting, finance, and commercial and similar costs.

  Depreciation, amortization and depletion

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Depreciation, amortization and depletion	$177,058	$192,586	$15,528	8.8%

        Depreciation, amortization and depletion expense increased principally as a result of the increase in the amortization of capitalized mine stripping costs and leachable materials of US$10.6 million. The increase was also as a result of an increase in maintenance capital expenditures. In addition, the depreciation expense increased US$6.2 million as a result of a larger amount of capital expenditures incurred in 2004. Our total capital expenditures in 2004 were US$228.3 million compared with US$64.9 million in 2003. Our average depreciation rate was approximately 3% for 2004. We expect amortization will decrease in the future as a result of the aforementioned EITF consensus.

  Exploration

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Exploration	$17,869	$15,610	$(2,259)	(12.6)%

        Exploration expense decreased principally as a result of an acquisition in 2003 of exploration properties in Chile for US$3.7 million. Excluding acquisition costs, exploration expense increased as a result of exploration and drilling in Mexico.

  Interest expense

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Interest expense	$117,009	$107,904	$(9,105)	(7.8)%

        Interest expense decreased in 2004 compared with 2003 principally as a result of a reduction in the amount of our debt outstanding. In addition, in the last quarter in 2004, we refinanced a portion of our debt outstanding at a reduced interest rate in connection with our new US$600 million credit facility.

  Interest capitalized

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Interest capitalized	$5,563	$10,681	$5,118	92.0%

        Interest capitalized increased in 2004 from 2003 principally as a result of an increase in our capital expenditures from US$64.9 million in 2003 to US$228.3 million in 2004. This increase was partially offset by a decrease of our interest expense as described above.

  Interest income

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Interest income	$5,198	$8,348	$3,150	60.6%

        Despite decreases in prevailing interest rates, our interest income increased in 2004 compared with 2003, principally due to increased levels of cash invested, principally in short-term securities.

  Loss on debt prepayments

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Loss on debt prepayments	$(5,844)	$(16,500)	$(10,656)	(182.3)%

        Loss on debt prepayments increased in 2004 compared with 2003 as a result of our increased financing activity. In 2004 we incurred US$10 million of prepayment fees, US$2.8 million of additional interest surcharges and the cancellation of debt issuance of US$3.7 million. In 2003 we incurred debt refinancing expenses of US$5.8 million, including prepayment fees and amortization of debt issuance costs.

  Gain on disposal of properties

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Gain on disposal of properties	—	$53,542	$53,542	—

        Gain on disposal of properties increased due to the sale of non-core assets in 2004 by Minera México.

  Other expense

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Other expense	$4,174	$9,689	$5,515	132.1%

        Other expense increased principally due to fees paid to third parties in connection with merger-related costs.

  Income taxes

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Income taxes	$120,129	$433,758	$313,629	261.1%

        Income taxes, which includes both current and deferred taxes, increased in 2004 as compared with 2003 primarily due to a US$1,211.4 million increase in pre-tax income. Such increase was partially offset by the effect of the changes in our permanent differences from 2004 to 2003. Our effective tax rates were 30.4% and 57.3% in 2004 and 2003 based on pre-tax income of US$1,420.9 million and US$209.5 million, respectively. See Note 7 to our Audited Combined Financial Statements.

  Minority interest

	Year Ended December 31,
				% Change
	2003	2004	Change
	(dollars in thousands)
Minority interest	$4,262	$4,727	$465	10.9%

        Minority interest increased in 2004 compared with 2003 due to improved after-tax earnings. This increase was partially offset by the elimination of certain minority interests upon the purchase of such interests by Minera México in 2004.

  Net earnings

	Year Ended December 31,
	2003	2004	Change	% Change
	(dollars in thousands)
Net earnings	$83,536	$982,386	$898,850	1,076.0%

        Net earnings increased in 2004 compared with 2003 as a result of increased net sales, which were partially offset by increased cost of sales, selling general and administrative expense, depreciation, amortization and depletion and taxes on income.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Net sales

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Net sales	$1,388,421	$1,576,641	$188,220	13.6%

        Net sales increased in 2003 compared with 2002 principally due to increases in metals prices, particularly those of copper and molybdenum, for which our average sales prices rose 9.5% and 55.6%, respectively.

        In addition to increased metals prices, increased mine production was also a factor in increasing our net sales in 2003. Copper production for 2003 increased 8.5% to 665,916 tons, compared with

614,018 tons in 2002. The table below presents information regarding the volume of our copper sales for each of the years ended December 31, 2002 and 2003.

	Year Ended December 31,
Copper Sales
	2002	2003
	(thousands of tons)
Refined	390.3	383.8
Blister	29.2	40.9
Concentrates	(0.5)	37.2
SX/EW	119.9	127.2
Rod	106.2	71.4

Total	645.1	660.5

        The table below presents information regarding the volume of our sales of byproducts for each of the years ended December 31, 2002 and 2003.

	Year Ended December 31,
Byproduct sales
	2002	2003
Molybdenum concentrate (tons)	11,695	12,498
Zinc—refined and concentrate (tons)	126,499	122,217
Silver ingots (ounces)	20,371,448	19,498,041
Gold ingots (ounces)	42,760	41,892

        Two of our four open-pit copper mines recorded increased output in 2003 compared with 2002. The Toquepala mine recorded the most significant increase of 6.7%, equivalent to 11,851 additional tons of copper, due to an expansion Toquepala's milling capacity from 45,000 tons per day to 60,000 tons per day. The Cananea mine registered the second highest production increase of 5.1%, contributing an additional 6,939 tons of copper, primarily due to a 6.7% increase in mill throughput.

        Copper made up 74.7% of net sales in 2003, compared with 75.2% in 2002. Sales of byproducts in 2003 totaled US$399.6 million compared with US$343.9 million in 2002, an increase of 16.2%. The increase is principally attributable to significantly increased sales of molybdenum resulting from the 55.6% increase in our average sales price for molybdenum in 2003 compared with 2002. The table below provides the sales of our byproducts as a percentage of our total net sales.

	Year Ended December 31,
Byproduct Sales as a Percentage of Total Net Sales
	2002	2003
Molybdenum	6.1%	9.1%
Zinc	6.7	6.4
Silver	6.6	6.0
Gold and other metals	5.4	3.8

Total	24.8%	25.3%

  Cost of sales (exclusive of depreciation, amortization and depletion)

	Year Ended December 31,
				% Change
	2002	2003	Change
		(dollars in thousands)
Cost of sales (exclusive of depreciation, amortization and depletion)	$961,201	$992,383	$31,182	3.2%

        Cost of sales (exclusive of depreciation, amortization and depletion) increased in 2003 from 2002 levels principally as a result of higher fuel and power costs. Our increased fuel and power costs in 2003 were significantly offset by a decrease in costs relating to a decrease in the copper we purchased from third parties from US$59.6 million in 2002 to US$20.0 million in 2003. Our Mexican operations showed a decrease in the cost of sales equivalent to US$24.7 million due to lower production output and lower purchases of concentrate from third parties.

  Selling, general and administrative

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Selling, general and administrative	$69,351	$63,597	$(5,754)	(8.3)%

        Selling, general and administrative decreased in 2003 from 2002 primarily as a result of the positive impact of the devaluation of the Mexican peso on salaries and certain expenses paid in Mexican pesos and expressed in U.S. dollars at our Minera México subsidiary.

  Depreciation, amortization and depletion

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Depreciation, amortization and depletion	$157,608	$177,058	$19,450	12.3%

        Depreciation, amortization and depletion expense increased principally as a result of the increase in amortization of capitalized mine stripping costs and leachable materials of approximately US$13.5 million. In addition, an increase in depreciation of approximately US$4.0 million resulted from capitalized projects. Lastly, depreciation expense also increased US$1.0 million as a result of amortization of mine and development studies conducted in prior years.

  Exploration

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Exploration	$13,345	$17,869	$4,524	33.9%

        Exploration expense increased in 2003 compared with 2002 principally as a result of our purchase of exploration properties in Chile for US$3.7 million and US$0.8 million for other mining projects. Exploration expense relating to our exploration properties in Peru and Mexico was mostly unchanged.

  Interest expense

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Interest expense	$128,747	$117,009	$(11,738)	(9.1)%

        Interest expense decreased in 2003 compared with 2002 primarily as a result of lower U.S. market interest rates and a decrease in average outstanding indebtedness.

  Interest capitalized

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Capitalized interest	$8,220	$5,563	$(2,657)	(32.3)%

        Capitalized interest decreased in 2003 from 2002 as a result of lower capital expenditures due to completion of the Toquepala concentrator expansion in 2002.

  Interest income

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Interest income	$4,097	$5,198	$1,101	26.9%

        Interest income increased in 2003 compared with 2002, principally due to increased levels of cash invested, principally in short-term securities.

  Loss on debt prepayments

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Loss on debt prepayments	$12,400	$5,844	$(6,556)	(52.8)%

        Loss on debt prepayments increased as a result of costs incurred in connection with Minera México's debt restructuring in 2003.

  Other (income) expense

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Other (income) expense	$(7,202)	$4,174	$11,376	158%

        Other income for 2002 principally resulted from a recovery in a legal proceeding and income related to management services provided to an affiliated company. Other expense for the year 2003 was mainly derived from by the disposal of certain fixed assets.

  Income taxes

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Income taxes	$(88,496)	$120,129	$208,625	235.7%

        Income taxes, which includes both current and deferred taxes, increased in 2003 compared with 2002 primarily due to US$144.2 million higher pre-tax income. In addition, income taxes were impacted by a significant tax benefit to our Minera México subsidiary in 2002. The increase in income taxes from 2002 to 2003 was partially offset by the effect of the change in our permanent difference from 2003 to 2002. Our effective tax rates were 57.3% and (135.3)% in 2003 and 2002, respectively, based on pre-tax income of US$209.5 million and US$65.2 million, respectively. The factors that most significantly impact our effective tax rates are various permanent items and the changes in our valuation allowance, as more fully described in Note 7 to our Audited Combined Financial Statements.

  Minority interest

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Minority interest	$8,855	$4,262	$(4,593)	(51.9)%

        Minority interest decreased in 2003 compared with 2002 principally due to a decrease in net earnings before minority interest in 2003 of Minera México.

  Net earnings

	Year Ended December 31,
				% Change
	2002	2003	Change
	(dollars in thousands)
Net earnings	$144,929	$83,536	$(61,393)	(42.4)%

        Net earnings decreased in 2003 compared with 2002 as a result of the above mentioned factors.

Recent Developments

        The following information relates to our financial condition and results of operation for the three months ended March 31, 2004 and 2005.

Results of Operations for Three Months Ended March 31, 2005 and 2004

        The following table highlights key combined financial and operating results for the three months ended March 31, 2004 and 2005.

	Three Months Ended March 31,
Statement of Earnings Data
	2004	2005
	(dollars in thousands)
Net sales	$602,523	$946,075
Cost of sales (exclusive of depreciation, amortization and depletion)	262,633	389,570
Selling, general and administrative	16,623	18,598
Depreciation, amortization and depletion	47,533	60,967
Exploration	3,663	5,347

Operating income	272,071	471,593
Interest expense	30,775	22,946
Interest capitalized	(1,337)	(2,269)
Interest income	(1,336)	(5,452)
Loss on derivative instruments	—	7,276
Loss on debt prepayments	—	4,020
Other income, net	(174)	(835)
Income taxes	72,858	146,121
Minority interest	3,811	1,425

Net earnings	$167,474	$298,361

        The table below outlines the average prices (rounded to the nearest cent) at which we sold our metals during each of the three-month periods ended March 31, 2004 and 2005.

Average Metals Prices Realized

	Three Months Ended March 31,
			% Change
	2004	2005
Copper (pounds)	$1.31	$1.56	19.1%
Molybdenum (pounds)	9.92	31.88	221.4
Zinc (pounds)	0.52	0.61	17.3
Silver (ounces)	6.42	7.10	10.6
Gold (ounces)	397.27	426.41	7.3

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

  Net sales

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Net sales	$602,523	$946,075	$343,552	57.0%

        Net sales in the first three months of 2005 increased US$343.6 million to US$946.1 million from the comparable period in 2004. The increase in net sales was mainly the result of higher copper and molybdenum prices in 2005. Also contributing to the net sales increase in the first three months of 2005 was an inventory build-up in the first three months of 2004, which had the effect of diminishing net sales for the 2004 period.

        The table below presents information regarding the volume of our copper sales for each of the three-month periods ended March 31, 2004 and 2005.

	Three Months Ended March 31,
Copper sales
	2004	2005
	(tons)
Refined	83,896	89,707
Blister	3,486	2,593
Concentrates	16,062	—
SX/EW	28,014	28,856
Rod	27,913	42,278

Total	159,371	163,434

        The table below presents information regarding the volume of our sales of byproducts for each of the three-month periods ended March 31, 2004 and 2005.

	Three Months Ended March 31,
Byproduct sales
	2004	2005
Molybdenum contained in concentrate (tons)	3,148	3,958
Zinc-refined and concentrate (tons)	29,597	35,908
Silver ingots (ounces)	4,977,513	5,018,184
Gold ingots (ounces)	8,616	12,282

        Copper mine production decreased 10.1% or 40.3 million pounds in the first quarter of 2005 as compared to the same period in 2004. The decrease of 40.3 million pounds included decreases of 7.4 million pounds at the Toquepala mine, 20.0 million pounds at the Cuajone mine, 14.1 million pounds at the Cananea mine and an increase of 3.4 million pounds at the La Caridad mine. SX/EW production declined by 2.2 million pounds. The decreases in Toquepala and Cananea production were a result of lower volumes of material milled and lower ore grade. The decrease in Cuajone production was a result of lower ore grade in 2005. The increase in La Caridad production was a result of a higher volume of material milled as well as higher copper recovery. The primary reason for the decrease in SX/EW production was lower grade of pregnant leaching solution at the Toquepala unit.

        Copper made up 59.4% of net sales in the first quarter of 2005 compared with 75.3% for the same period in 2004. Sales of byproducts in the first quarter of 2005 were US$384.1 million. This figure compared with US$148.6 million in the same period in 2004, an increase of 158.5%. The increase in byproduct sales mainly resulted from higher molybdenum sales due to higher prices. Molybdenum prices during the first quarter of 2005 increased by 221.4% as compared to the same period of 2004. The table below provides the sales of our byproducts as a percentage of our total net sales.

	Three Months Ended March 31,
Byproduct Sales as a Percentage of Total Net Sales
	2004	2005
Molybdenum	11.3%	29.3%
Zinc	5.4	4.7
Silver	5.3	3.7
Gold and other metals	2.7	2.9

Total	24.7%	40.6%

  Cost of sales (exclusive of depreciation, amortization and depletion)

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Cost of sales (exclusive of depreciation, amortization and depletion)	$262,633	$389,570	$126,937	48.3%

        Cost of sales (exclusive of depreciation, amortization and depletion) increased by US$126.9 million in the first three months of 2005 compared to the same period of 2004 due to higher volume of sales as well as higher power and fuel costs. Sales of copper increased by 9.0 million pounds, principally from sales of copper purchased from third parties, which added US$27.1 million of costs during the quarter. In addition, fuel and power costs were approximately US$14.0 million higher in the first quarter of 2005 from the same period in 2004. Workers' participations increased by US$20.7 million in the first quarter of 2005 compared to the same period in 2004 due to a change in the method of computing the amount of statutory workers' profit sharing required to be paid by Mexican companies, as discussed under "Liquidity and Capital Resources—Liquidity—Other Liquidity Considerations." Cost of sales also increased in the first quarter of 2005 as a result of increased sales out of inventory in the amount of US$27.2 million, an increase of US$10.6 million in maintenance expenses and operating materials and a provision of US$6.9 million for the recently enacted mining royalty tax in Peru.

  Selling, general and administrative

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Selling, general and administrative	$16,623	$18,598	$1,975	11.9%

        Selling, general and administrative increased in the first three months of 2005 as compared to the first quarter of 2004 mainly as a result of US$2.4 million of higher professional fees paid that included legal and consulting fees relating to our acquisition of Minera México. These fees were partially offset by a payroll reduction of US$0.5 million in the Mexican operations.

  Depreciation, amortization and depletion

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Depreciation, amortization and Depletion	$47,533	$60,967	$13,434	28.3%

        Depreciation, amortization and depletion increased during the first quarter of 2005 due to higher amortization of capitalized mine stripping cost and leachable materials of US$3.4 million. In addition, depreciation expense increased by US$10.3 million, primarily due to a US$9.8 million reduction in depreciation in 2004 relating to negative goodwill on the purchase of Mexicana de Cobre in 1988. Such remaining negative goodwill was fully amortized in 2004. The other US$5.0 million of the increase related to Peruvian operations depreciation.

  Exploration

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Exploration	$3,663	$5,347	$1,684	46.0%

        Exploration expenses increased as a result of exploration projects in our operations in Peru and Chile (US$1.4 million) and Mexico (US$0.8 million). The higher exploration expenses were partially offset by a US$ 0.6 million reduction in drilling activities at Los Chancas in Peru.

  Interest expense

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Interest expense	$30,775	$22,946	$(7,829)	(25.4)%

        Interest expense decreased by 25% in the first three months of 2005 when compared to the same period in 2004 as a result of a reduction in the amount of debt outstanding and lower interest rates on debt outstanding at Minera México.

  Interest capitalized

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Interest capitalized	$1,337	$2,269	$932	69.7%

        Interest capitalized increased in the first three months of 2005 as compared to the same period of 2004 as a result of an increase in our capital expenditures from US$53.0 million in the first quarter of 2004 to US$73.5 million in the first quarter of 2005.

  Interest income

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Interest income	$1,336	$5,452	$4,116	308.1%

        Interest income increased by US$4.1 million in the first three months of 2005 compared to the same period in 2004 due to significantly higher cash levels invested in short-term securities.

  Loss on derivative instruments

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Loss on derivative instruments	$—	$7,276	$7,276	100.0%

        Loss on derivative instruments increased due to copper swap contracts signed in 2005 to protect a portion of the copper production from possible price reductions. We recorded a US$1.0 million loss related to the completion of a copper swap contract in the first quarter. In addition, we recorded a loss of US$6.2 million related to the loss in fair value (mark to market) of copper swaps held as of March 31, 2005.

  Loss on debt prepayments

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Loss on debt prepayments	$—	$4,020	$4,020	100.0%

        Loss on debt prepayments includes a 1% or US$1.7 million prepayment penalty due to the prepayment of debt of our Peruvian operations and a US$2.2 million loss due to the write-off of unamortized debt issuance costs in connection with the prepayment.

  Other income, net

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Other income, net	$174	$835	$661	379.9%

        Other income, net increased in the first quarter of 2005 compared with the first quarter of 2004 mainly due to the receipt by Minera México of income from sales of scrap and non-operating materials to the third parties.

  Income taxes

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Income taxes	$72,858	$146,121	$73,263	100.6%

        Income taxes, which include both current and deferred taxes, increased by US$73.3 million in the first quarter of 2005 principally due to higher earnings before taxes of US$201.8 million as well as a higher effective tax rate for 2005. Earnings before taxes increased by US$201.8 million in 2005 due to the variances discussed above. The effective income tax rate was 32.7% during the first quarter of 2005. This compares with 29.8% for the same period in 2004. The variance in the effective tax rate results from various permanent items in both Peru and Mexico.

  Minority interest

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Minority interest	$3,811	$1,425	$(2,386)	(62.6)%

        Minority interest decreased in the first quarter of 2005 as compared with the first quarter of 2004 primarily due to the elimination of certain minority interests by Minera México in the fourth quarter of 2004.

  Net earnings

	Three Months Ended March 31,
				% Change
	2004	2005	Change
	(dollars in thousands)
Net earnings	$167,474	$298,361	$130,887	78.2%

        Net earnings increased in the first three months of 2005 when compared to the same period of 2004 as a result of the variances discussed above.

Operating Cash Costs

        Our operating cash costs per pound, as defined above, are presented in the table below for each of the three-month periods ended March 31, 2004 and 2005. Cash cost computations are presented with and without the inclusion of byproduct revenues below, because recent increases in the price of molybdenum have significantly affected our cash costs.

	Three Months Ended March 31,
	2004	2005
	(dollars per pound)
Operating cash cost per pound of copper produced	$0.347	$(0.161)
Operating cash cost per pound of copper produced (without byproduct revenue)	$0.765	$0.956

        A reconciliation of our operating cash costs per pound to our GAAP cost of sales is presented beginning on page S-60 under the subheading "—Non-GAAP Information Reconciliation." We discuss our cost of sales (exclusive of depreciation, amortization and depletion) above.

        The decrease in cash costs per pound of copper produced (including byproduct revenue) in the first quarter of 2005 compared to the comparable period in 2004 is largely attributable to a 221.4% increase in molybdenum sales price. On a per pound basis, molybdenum credits to the cost of copper amounted to US$0.757 per pound in the first quarter of 2005 and US$0.178 per pound for the same period in 2004. The cash cost without byproduct revenue increased in the first quarter of 2005 primarily due to higher production costs (US$0.105 per pound) largely as a result of increased fuel and power costs, as well as increased maintenance expense and operating materials. Cash cost without byproduct revenue also increased due to the Peruvian mining royalty tax (US$0.019 per pound) and the inclusion in the 2005 cash cost calculation of the higher unit cost of purchased copper (US$0.067 per pound).

Inflation and Devaluation of the Peruvian Nuevo Sol and the Mexican Peso

        The inflation and devaluation rates of the Peruvian nuevo sol and the Mexican peso for the three months ended March 31, 2004 and 2005 are provided in the table below.

	Three Months Ended March 31,
	2004	2005
Peru
Peruvian inflation rate	2.1%	0.5%
Nuevo sol/dollar	(0.1)	(0.6)
Mexico
Mexican inflation (deflation) rate	0.3%	0.5%
Peso/dollar	(0.4)	0.7

Revenue Recognition

        The following are the provisionally priced copper and molybdenum sales outstanding as of March 31, 2005:

At March 31,
Provisionally Priced Sales
2005
Copper
Millions of pounds	147.1
Priced at	$1.53
Molybdenum
Millions of pounds	11.1
Priced at	$34.35

        Provisional sales adjustments included in accounts receivable and net sales were as follows as of March 31, 2004 and 2005, respectively:

	Three Months Ended March 31,
Provisional Sales Adjustments
	2004	2005
	(dollars in millions)
Copper	$15.9	$6.4
Molybdenum	69.2	34.1

Total	$85.1	$40.5

        For information regarding our liquidity and capital resources for the three months ended March 31, 2004 and 2005, please see "Liquidity and Capital Resources" below.

Liquidity and Capital Resources

  Liquidity

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(dollars in thousands)
Net cash provided from operating activities	$181,900	$61,302	$1,113,232	$137,993	$352,490
Net cash used for investing activities	(85,182)	(59,652)	(219,462)	(50,137)	(105,056)
Net cash (used for) provided from financing activities	(145,901)	185,570	(540,609)	(35,420)	(219,823)
Increase (decrease) in cash and cash equivalents	(44,135)	176,539	359,097	52,984	24,288

  Cash Flows from Operating Activities

        Net cash provided by operating activities was US$352.5 million in the first quarter of 2005, compared to US$138.0 million in the same period of 2004. The increase of US$214.5 million was principally due to higher earnings and to an increased contribution from operating assets and liabilities. Higher copper and molybdenum prices in the first quarter of 2005 were the main driving forces behind the earnings improvement of US$130.9 million. Movement in operating assets and liabilities in the first quarter of 2005 reduced operating cash flow by US$7.5 million, while in the first quarter of 2004 it reduced operating cash flow by US$87.7 million. Depreciation, amortization and depletion increased by US$13.4 million. Also, cash flow was positively affected by the US$7.3 million mark-to-market loss recorded in the first quarter of 2005. Provision for deferred income taxes was US$14.3 million lower due to the use of prior years deferred income tax provisions by our Peruvian operations.

        Accounts receivable declined by US$59.7 million in the first quarter of 2005, increasing cash from operations. This compares to a US$65.9 million decrease in cash during the same period in 2004, due to a temporary reduction in sales due to an increase in copper and molybdenum prices. Increases in inventory reduced cash by US$27.2 million at the end of the first quarter of 2004 to US$1.2 million at the end of the first quarter of 2005. The reduction in cash from operating activities in 2004 resulted from the use of copper to manufacture rods at our Peruvian operations. We made payments of US$78.6 million in the first quarter of 2005 as a result of the March 2005 payment of workers' participation for the Peruvian operations, compared to payments of US$16.7 million in the first quarter of 2004.

        We generated significantly increased positive cash flows from operating activities in the year ended December 31, 2004. Net cash provided by operating activities was US$1,113.2 million for 2004 compared to US$61.3 million for 2003. The increase of US$1,051.9 million was principally attributable to:

  •
  our operations becoming more profitable as metal prices increased;

  •
  changes in non-cash operating items as detailed in the table below; and

  •
  changes in both operating assets and liabilities, as a result of increases in accounts payable and accrued liabilities consisting mostly of increases in income tax payable of US$234.6 million, accrued workers' participation of US$67.1 million and trade accounts payable of US$42.7 million, partially offset by increases in accounts receivable due to increases in the metal prices, and an increase in inventories.

        We generated positive cash flows from operating activities in the years ended December 31, 2003 and 2002. Net cash provided from operating activities was US$61.3 million for 2003 compared to US$181.9 million for 2002. The decrease in 2003 resulted mainly from:

  •
  changes in non-cash operating items as detailed in the table below; and

  •
  changes in both operating assets and liabilities as a result of a decrease in accounts payable and accrued liabilities consisting mostly of a decrease in trade accounts payable, increases in accounts receivable due to increases in the metal prices, and an increase in inventories.

        The following tables summarize cash flows from operating activities for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(in thousands)
Net earnings	$144,929	$83,536	$982,386	$167,474	$298,361
Cumulative effect of change in accounting principle, net of income tax	—	1,541	—	—	—
Depreciation, amortization and depletion	157,608	177,058	192,586	47,533	60,967
Remeasurement loss (gain)	(54,431)	(21,982)	14,379	3,271	326
Loss on derivative instruments	—	—	—	—	7,276
Capitalized mine stripping and leachable material	(91,954)	(79,704)	(92,797)	(16,148)	(24,623)
Provision for deferred income taxes	(142,839)	31,526	54,385	19,344	5,087
Minority interest	8,855	4,262	4,727	3,811	1,425
Write-off debt issuance cost	—	—	—	—	2,153
Gain on disposal of properties	—	—	(53,542)	—	—
Other	21,541	12,388	19,905	404	9,026
Accounts receivable	14,264	(38,734)	(260,701)	(65,927)	59,742
Inventories	31,026	14,806	(54,330)	(27,306)	(1,166)
Accounts payable and accrued liabilities	70,161	(121,204)	310,343	4,503	(67,600)
Other operating assets and liabilities	4,504	828	551	1,034	1,516
Prepaid taxes	18,236	(3,019)	(4,660)	—	—

Net cash provided from operating activities	$181,900	$61,302	$1,113,232	$137,993	$352,490

  Cash Flows from Investing Activities

        Net cash used for investing activities was US$105.1 million in the first quarter of 2005, compared with US$50.1 million in the comparable 2004 period. The first quarter of 2005 includes US$73.5 million of capital expenditures compared to US$53.0 million in the first quarter of 2004. Most of the capital expenditures for the first quarter of 2005 are related to the Ilo smelter modernization (US$30.6 million expended in the first quarter of 2005) and the leaching project at the Toquepala mine (US$12.4 million expended in the first quarter of 2005). The remaining capital expenditures primarily correspond to maintenance capital expenditures in Mexico and Peru. The cash flow generated by or used in investing activities in the first quarter of 2005 was also affected by US$74.3 million expended on the purchase of marketable securities and US$45.3 million received from sales and maturity of marketable securities.

        Net cash used for investing activities was US$219.5 million in 2004 compared to US$59.7 million in 2003. We made capital expenditures in an aggregate amount of US$228.3 million in 2004, including US$65.6 million for the Ilo, Peru smelter modernization project, US$40.5 million for the leach dump project in Peru and US$122.2 million for equipment replacements and upgrades. In 2003, our capital expenditures were at an unusually low level, primarily in respect of our Mexican operations, as a result of Minera Mexico's liquidity constraints. See "Business—Capital Expenditures." During 2004, we purchased marketable securities for approximately US$69.4 million. Cash flow provided by investing activities in 2004 was primarily due to the sales of marketable securities for US$24.1 million, and proceeds from the sale of properties for approximately US$60 million.

        Net cash used for investing activities decreased US$25.5 million in 2003 compared with 2002, principally as a result of a decrease in our capital expenditures from US$85.4 million in 2002 to US$64.9 million in 2003, reflecting a decrease in capital expenditures due to Minera México's liquidity constraints. See "Business—Capital Expenditures."

  Cash Flows from Financing Activities

        For the three months ended March 31, 2005, net cash used in financing activities was US$219.8 million compared to US$35.4 million in the first quarter of 2004. In the first quarter of 2005, we repaid approximately US$289.0 million of indebtedness. The debt payments included a US$120 million loan payment to Citibank, N.A. related to our Mexican operations and the prepayment of US$170 million outstanding under our Peruvian bond program. The prepayment of the Peruvian bonds was financed with a $170 million drawdown from a credit facility provided by a group of lenders, with Citibank, N.A. acting as administrative agent. In the first quarter of 2005, we paid a transaction dividend of US$100 million in connection with our acquisition of Minera México. In the first quarter of 2004, we paid a quarterly dividend of US$21.6 million.

        For the year ended December 31, 2004, cash used for financing activities amounted to US$540.6 million mainly as a result of the repayment of part of our indebtedness totaling US$940.9 million and dividends paid of US$191.4 million, partially offset by the net proceeds received from the new US$600 million credit facility.

        For the year ended December 31, 2003, cash provided from financing activities amounted to US$185.6 million mainly as a result of a net capital stock increase of US$93.7 million related to Minera México, cash previously restricted as collateral of US$88 million and received back as part of the repayment of debt, dividends paid to SPCC common stockholders of US$45.4 million, and net proceeds received from the issuance of our corporate bonds due of US$50 million.

        For the year ended December 31, 2002, cash used for financing activities amounted to US$145.9 million mainly as a result of the repayment of debt for US$122.9 million, cash used and restricted as collateral of US$46.8 million as part of the debt incurred, and dividends paid of US$21.5 million. All these expenditures were partially offset by debt incurred of US$30.3 million and a net capital stock increase of US$16.8 million related to Minera México.

  Other Liquidity Considerations

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. See "Business—Mining Rights and Concessions—Peru" and "Business—Legal Proceedings—Peruvian Mining Royalty." Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. We made a provision of US$17.6 million in 2004 for this new tax, which went into effect as of June 25, 2004. In addition, the Peruvian government is claiming that this royalty tax applies to our SX/EW operations. We are contesting this application of the royalty tax, which could result in approximately US$3 million of additional liability as of March 31, 2005. It is anticipated that the royalty tax will have an adverse effect on our operating income and cash flow.

        On April 12, 2005, we declared a dividend of US$2.37 per share, totaling US$350 million. This dividend was paid on May 13, 2005.

        While our combined financial results show a positive cash position over the past three years, our Minera México subsidiary, which we acquired on April 1, 2005, has faced challenges to its liquidity as a result of low metals prices in previous years. These challenges resulted in its noncompliance with certain debt covenants in 2001 and 2002. In April 2003 Minera México restructured certain of its indebtedness, entering into a common agreement among Minera México, Minera México's principal subsidiaries (as guarantors) and the holders of such indebtedness. Minera México paid amounts owing under this agreement with proceeds from a new credit facility established in October 2004. See "—Financing" below.

        In May 2005, the Mexican Supreme Court rendered a decision that changed the method of computing the amount of statutory worker's profit sharing required to be paid by some Mexican companies, including our Minera México subsidiary. The Supreme Court's ruling in effect prohibited the application of net operating loss carryforwards in computing the income used as the base for determining the workers' profit sharing amounts. We are currently evaluating the possibility of a judicial challenge to this ruling. Nevertheless, we recognize in our results of operations for the first quarter of 2005 a charge to earnings reflecting both our preliminary estimates of US$20.7 million for workers' profit sharing related to 2004 and US$11.6 million, the first quarter portion of our current estimate of potential 2005 liability. The 2004 workers' profit sharing liability estimate may vary in subsequent interim periods as we continue to evaluate the basis of this calculation. In addition, the ruling may affect our future results of operations and liquidity to the extent we pay higher workers' profit sharing amounts.

  Financing

        At March 31, 2005, we had outstanding borrowings of US$1,211.2 million, compared with US$1,330.3 million at December 31, 2004. At March 31, 2005, our outstanding debt as a percentage of total capitalization (the total of debt, minority interest and stockholders' equity) was 28.6% as compared with 32.0% at December 31, 2004. At March 31, 2005, our cash and cash equivalents and marketable securities amounted to US$809.3 million compared to US$756.0 million at December 31, 2004. Since March 31, 2005, the most significant change to our cash balance was the payment of a US$350 million dividend.

        At December 31, 2004, we had outstanding borrowings of US$1,330.3 million, compared with US$1,671.2 million at December 31, 2003. At December 31, 2004, our outstanding debt as a percentage of total capitalization (the total of debt, minority interest and stockholders' equity) was 32.0%, compared with 44.3% at December 31, 2003. At December 31, 2004, our cash and marketable securities amounted to US$756.0 million, compared with US$351.6 million at December 31, 2003.

        Below we describe our outstanding long-term indebtedness, as well as certain financial covenants that affect us. See Note 9 of the Audited Combined Financial Statements for a further description of our long-term indebtedness.

        In 1998, Minera México issued US$500 million of unsecured debt, which we refer to as its yankee bonds. The yankee bonds were offered in two series: Series A for US$375 million, with an interest rate of 8.25% and a 2008 maturity, and Series B for US$125 million, with an interest rate of 9.25% and a

2028 maturity date. The bonds contain a covenant regarding a ratio of EBITDA to interest expense of not less than 2.50 to 1.0, as such terms are defined by the bonds.

        In 1999, we established a US$100 million credit facility with Mitsui & Co. The facility has a 15-year term with an interest rate of Japanese LIBO plus 1.25%. The facility is collateralized by the assignment of copper sales receivables of 31,000 tons of copper per year and by certain escrow accounts administered by Union Bank of California, N.A., as collateral agent. The facility requires that we maintain a minimum stockholders' equity of US$750 million and a ratio of debt to equity no greater than 0.5 to 1.0, all as such terms are defined by the facility. Reduction of Grupo México's direct or indirect voting interest in our Company to less than a majority would constitute an event of default under the facility.

        In October 2004, Minera México and its operating subsidiaries established a US$600 million credit facility with Citibank, N.A. and other lenders. Minera México has drawn down the total amount of this facility, proceeds of which were used to repay in full the amounts outstanding under Minera México's common agreement with holders of its secured export notes and other financial institutions. Minera México made a prepayment of US$120 million on March 30, 2005. In May 2005, we guaranteed this debt of Minera México. At such time, many of the covenants were amended and made more favorable from the point of view of Minera México and the security previously pledged was released. The covenants described below reflect these improved terms. The facility has a five-year term with an interest rate of LIBOR plus 1.125% through October 2005 (with an interest rate ranging from 0.875% and 2.0% based on our consolidated leverage ratio thereafter). Under the facility we and Minera México are required to maintain a total net worth at least equal to 80% of our and our subsidiaries net worth as of December 31, 2004, a ratio of EBITDA to gross interest of at least 2.5 to 1.0 and a leverage ratio of no greater than 3.0 to 1.0, all as such terms are defined by the facility. We are currently contemplating that our Minera México subsidiary will execute a reciprocal guarantee of our US$200 million credit facility, described below.

        In January 2005, SPCC obtained a US$150 million credit facility provided by a group of lenders, with Citibank, N.A. acting as administrative agent. In March 2005 this facility was amended to increase the amount of the facility to US$200 million and, as of the end of April 2005, it was fully drawn. The proceeds of this facility have been used to prepay all amounts outstanding under our Peruvian bond program. This credit facility has a five-year term with an interest rate of LIBOR plus 1.25% for the first year, increasing annually by 0.125%. Under the terms of the facility we are required to maintain a net worth at least equal to our net worth on December 31, 2003, a ratio of EBITDA to gross interest of at least 3.0 to 1.0 and a leverage ratio of no greater than 2.5 to 1.0, all as such terms are defined by the facility. Amortization of the loan principal begins in January 2007.

        While we recently prepaid all amounts outstanding under our Peruvian bond program, we are authorized by Peru's Comisión Nacional Supervisora de Empresas y Valores (CONASEV) to issue additional bonds.

  Capital Expenditure Programs

        A discussion of our capital programs is an important part of understanding our liquidity and capital resources. For information regarding our capital expenditure programs, see "Business—Capital Expenditures."

Contractual Obligations

        The following table summarizes our significant contractual obligations as of December 31, 2004:

	Payments due by Period
	Total	2005	2006 to 2007	2008 to 2009	2010 and Thereafter
	(dollars in millions)
Long-term debt	$1,330.2	$179.1	$341.1	$633.5	$176.5
Purchase obligations:
Commitment to purchase energy	1,521.2	144.6	258.1	223.7	894.9
Capital purchase obligations	346.0	170.7	175.3	—	—

Total	$3,197.4	$494.4	$774.5	$857.2	$1,071.4

        Please refer to Note 9 of our Audited Combined Financial Statements for a description of our long-term debt arrangements and credit facilities.

        We have a commitment to purchase power for our Peruvian operations from Energía del Sur, S.A. until 2017. Amounts indicated on the above table are based on power costs in 2004, which are subject to change as energy generation costs change and our forecasted power requirements through the life of the agreements change.

        Pursuant to our Programa de Adecuación y Manejo Ambiental (Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) we have committed to bring our operations into compliance with environmental standards established by the government of Peru. The capital purchase obligation in the above table is for the estimated cost of completing the Ilo smelter modernization, our remaining obligation under our PAMA. See "Business—Environmental and Related Matters—Peru."

        As of October 29, 2004, Minera México and Citibank-Banamex entered into an interest rate swap agreement for a notional principal amount of US$600 million. Under this agreement, Minera México agreed to pay Banamex a fixed rate equivalent to 3.49% and, in exchange, Banamex agreed to pay a variable rate equivalent to 3-month LIBOR. The interest rate swap was structured to adjust its principal notional amount according to the principal amortization schedule of the US$600 million facility structured by Citibank on October 29, 2004. Payments under the interest rate swap are scheduled to match the interest payment dates of the US$600 million credit facility.

        On April 1, 2005, our Minera México subsidiary assigned to us a participation on its interest rate swap for US$120 million. As of March 31, 2005, the current notional principal amount under the Minera México interest rate swap is equivalent to US$480 million. As of the same date, we have outstanding an interest rate swap for a notional principal amount of US$120 million.

        The fair value of the interest rate swaps used to hedge the interest rate risk exposure on a credit facility was calculated based on discounted expected future cash flows of interest to be received and paid.

Quantitative and Qualitative Disclosure About Market Risk

        A portion of our outstanding debt bears interest at variable rates and accordingly is sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2004, a change in interest rates of 1 percent (or 100 basis points) would impact net income and cash flows by US$8.9 million annually. This impact would be reduced by US$6.0 million due to the interest rate swap agreement entered with Banamex to hedge the interest rate risk exposure on our new US$600 million credit facility.

        We are also exposed to market risk associated with changes in foreign currency exchange rates as certain costs incurred are in currencies other than our functional currency. To manage the volatility related to the risk, we may enter into forward exchange contracts, currency swaps or other currency hedging arrangements. We have only had limited involvement with derivative instruments and do not use them for trading purposes.

        We are subject to market risks arising from the volatility of copper and other metal prices. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effects to potential hedging programs or changes in past production, metal price sensitivity factors would indicate estimated change in operating income resulting from metal price changes in 2004 as provided in the table below.

	Copper	Molybdenum	Zinc
Change in metal prices (per pound)	$0.01	$1.00	$0.01
Change in operating income (in millions)	$15.6	$31.6	$2.7

        On occasion, we have used derivative instruments to manage our exposure to changes in commodity prices. Although we did not enter into such contracts in recent years, in the first quarter of 2005, we entered into copper swap contracts to economically hedge approximately 57% of our next three months' forecasted copper production at a fixed copper price. The purpose of these hedges has been to lock in copper prices and hedge against what we believe may be short-term weakness in copper prices in the second quarter of 2005. Outstanding copper swaps at March 31, 2005 are as follows:

Pounds (in millions)		Production Period to Hedge	Copper Swap Price(1)	Copper Spot Price at March 31, 2005	Swap Contract Fair Value at March 31, 2005
133.4		April 2005	$1.5085	$1.5494	$(2,994,770)
132.3		May 2005	$1.5100	$1.5273	$(2,268,633)
29.8	(2)	June 2005	$1.5050	$1.5038	$37,001

(1)
We will receive (or pay) if the actual average copper price for the period is under (over) the swap price on the copper quantity hedged.

(2)
In the second quarter of 2005 we entered into additional copper swap contracts, increasing the total amount hedged for June 2005 to 114.6 million pounds. As of May 15, 2005, we have not entered into any additional copper swap contracts with respect to our 2005 production.

        During the first quarter of 2005, certain copper swap contracts expired and, as a result, we recognized a loss of US$1.0 million. In addition, we recorded a loss of US$6.2 million related to the loss in fair value of copper swaps held at March 31, 2005.

Impact of New Accounting Standards

        For a description of the impact of new accounting standards, see Note 2, "Summary of Significant Accounting Policies—Impact of new accounting standards," to our Audited Combined Financial Statements.

Non-GAAP Information Reconciliation

        We provide a reconciliation of operating cash cost to GAAP cost of sales in millions of dollars and cents per pound in the table below. We further discuss operating cash costs in "—Overview—Operating Cash Costs."

	Year Ended December 31,										Three Months Ended March 31,
	2000(1)		2001(1)		2002		2003		2004		2004(1)		2005(1)
	US$ million	US$ per unit	US$ million	US$ per unit	US$ million	US$ per unit	US$ million	US$ per unit	US$ million	US$ per unit	US$ million	US$ per unit	US$ million	US$ per unit
Cost of sales (including depreciation, amortization and depletion)—GAAP	$1,447.8	$.980	$1,398.7	$.906	$1,118.6	$.809	$1,169.4	$.814	$1,526.9	$.969	$310.2	$.801	$.450	$1.225
Add:
Administrative charges	$80.7	$.055	$70.2	$.045	$62.8	$.045	$57.4	$.040	$67.5	$.043	$16.6	$.043	$18.6	$.051
Treatment and refining charges	70.6	.048	40.6	.026	20.0	.014	24.9	.017	27.7	.018	7.4	.019	4.6	.013
Third party copper purchases(2)	224.7	.152	74.8	.048	20.4	.015	13.9	.010	27.2	.017	5.8	.015	10.6	.029
Less:
Byproducts revenue(3)	$(541.4)	$(.366)	$(445.8)	$(.289)	$(434.4)	$(.314)	$(442.8)	$(.308)	$(1,056.3)	$(.670)	$(161.9)	$(.418)	$(410.4)	$(1.117)
Depreciation, amortization and depletion	(160.7)	(.109)	(165.9)	(.108)	(157.6)	(.114)	(177.1)	(.123)	(192.6)	(.122)	(47.5)	(.123)	(61.0)	(.166)
Worker's participation and other	(222.7)	(.151)	(136.8)	(.089)	(15.4)	(.011)	(16.4)	(.011)	(158.2)	(.100)	(27.0)	(.070)	(75.3)	(.205)
Inventory change	24.8	.017	(40.0)	(.026)	(20.8)	(.015)	(4.5)	(.003)	44.4	.028	30.8	.080	3.5	.010
Operating Cash Cost	923.8	..625	795.8	..516	593.6	..429	624.8	..435	286.6	..182	134.4	..347	(59.3)	(.161)
Deduct byproducts revenue	541.4	.366	445.8	.289	434.4	.314	442.8	.308	1,056.3	.670	161.9	.418	410.4	1.117
Operating Cash Cost, without byproduct revenue	1,465.2	..991	1,241.6	..805	1,028.0	..743	1,067.6	..743	1,342.9	..852	296.3	..765	351.1	..956
Total pounds of copper produced and purchased (in millions)	1,477.9		1,543.2		1,383.4		1,436.8		1,576.5		387.2		367.3

(1)
Financial information for the years ended December 31, 2000 and 2001 and for the three months ended March 31, 2004 and 2005 is unaudited.

(2)
Includes only purchases of copper processed by our facilities prior to resale (excludes purchases of refined copper).

(3)
Reflects net byproduct sales plus revenues from treatment and refining charges related to byproduct sales and premiums on refined products.

        We provide a reconciliation between EBITDA and our net earnings, as reflected in our Audited Combined Financial Statements and our unaudited condensed combined interim financial statements for each of the periods presented in the table below.

						Three Months Ended March 31,
	Year Ended December 31,
EBITDA Reconciliation
	2000(1)	2001(1)	2002	2003	2004	2004(1)	2005(1)
	(dollars in thousands)
Net earnings (loss)	$20,760	$(109,914)	$144,929	$83,536	$982,386	$167,474	$298,361
Cumulative effect of change in accounting principle	—	—	—	1,541	—	—	—
Minority interest	5,837	(2,819)	8,855	4,262	4,727	3,811	1,425
Income taxes	106,627	46,942	(88,496)	120,129	433,758	72,858	146,121
Interest expense	162,279	171,242	128,747	117,009	107,904	30,775	22,946
Interest capitalized	(11,012)	(9,600)	(8,220)	(5,563)	(10,681)	(1,337)	(2,269)
Interest income	(10,590)	(23,194)	(4,097)	(5,198)	(8,348)	(1,336)	(5,452)
Depreciation, amortization and depletion	160,729	165,901	157,608	177,058	192,586	47,533	60,967

EBITDA	$434,630	$238,558	$339,326	$492,774	$1,702,332	$319,778	$522,099

(1)
Financial information for the years ended December 31, 2000 and 2001 and for the three months ended March 31, 2004 and 2005 is unaudited.

Considerations Relating to Section 404 of the Sarbanes-Oxley Act of 2002

        As required by Section 404 of the Sarbanes-Oxley Act of 2002, Southern Peru Copper Corporation completed the Section 404 certification process for the year ended December 31, 2004, in relation to its stand-alone financial statements for that period prior to its acquisition of Minera México. Minera México did not conduct a Section 404 certification process for the year ended December 31, 2004, since it was exempt from the requirements as a foreign private issuer. Minera México will not undertake the certification process as a stand-alone company because it is no longer a registrant under the Securities Exchange Act of 1934. Therefore, the Minera México accounts reflected in the Audited Combined Financial Statements in this prospectus supplement were not required to be subject to the Section 404 certification process and were not certified under Section 404.

INDUSTRY

Copper Overview

        Copper is the world's third most widely used metal and is an important component of the world's infrastructure. Its unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility, have made it a superior material for use in the electricity, telecommunications, building construction, transportation and industrial machinery industries. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications. Its industrial importance has also been extended by the ease with which it combines with other metals. Tin and zinc have been the principal alloying elements, but there are now many others (including aluminum, beryllium, chromium and manganese) that form alloys with special mechanical and physical properties.

        Copper is mined from ore bodies that typically contain small traces of the metal in finely disseminated particles. Sulfide and oxide ores require different treatment processes, but in both cases the starting point is the same: the extraction of the material from an open-pit or underground mine, which requires fragmentation and transportation of the material that has been previously identified by geological surveys. Fragmentation is accomplished by a blasting process using explosives in order to produce a fracturing of the rock. The mineral is then transported from the open pit to processing sites using trucks, trains and conveyor belts. The ore may then be processed as follows:

  •
  The Flotation Process: After being milled to the consistency of fine sand, sulfide ore is fed into tanks that are filled with a solution capable of forming a froth. Air is then pumped into each tank to bring this froth to the surface. The copper sulfide particles adhere to this froth, which is separated from the waste, the majority of which sinks to the bottom of the tank. The product of flotation is called concentrate. It usually has a copper grade that ranges between 20% and 45%, as well as some very low silver and gold values. Concentrate is then smelted to produce blister or anodes of copper which are further refined to produce cathodes containing 99.99% copper.

  •
  The Solvent Extraction/Electrowinning (SX/EW) Process: The SX/EW process provides an economical way to treat low grade deposits. Ground ore is stacked together and acid is delivered to the top of the stack. As the acid percolates through the stack, the copper is dissolved and the solution is collected as runoff at the bottom of the stack. This solution is purified by solvent extraction that involves the selective transfer of the copper solution into an organic liquid. Electrolysis is then utilized to plate the high purity copper onto stainless steel, producing cathodes containing 99.999% copper.

        Following production of copper cathode by either of these processes, copper is then processed in various ways to produce a variety of end products. We describe these processes, as applied in our facilities, in "Business—Our Copper and Molybdenum Extraction Processes."

  Copper Industry

        The copper industry has undergone a significant amount of restructuring and consolidation over the last few years. The top five and the top ten producers now control approximately 41% and 60%, respectively, of the global supply. Better control over supply has contributed to stronger industry fundamentals. During 2004, inventory levels fell to 16-year lows. The estimated 2003 global copper production rankings of the ten largest copper mining companies are as follows:

Company	Copper (kt)	Share (%)
Codelco (Corporación Nacional del Cobre de Chile)	1,875	13.8
Phelps Dodge Corporation	1,059	7.8
BHP Billiton Group	994	7.3
Rio Tinto Group	836	6.1
Anglo American plc	781	5.7
Southern Peru Copper Corporation(1)	718	5.3
KGHM Polska Miedz S.A.	555	4.1
Freeport-McMoRan Copper & Gold Inc.	533	3.9
Norilsk Nickel Group	451	3.3
Noranda Inc.	328	2.4
Other	5,470	40.2

World Total	13,600	100%

Source:    United States Geological Survey

Key:
kt = thousands of tons

(1)
Refers to our Company following the April 1, 2005 acquisition of our Minera México subsidiary.

  Trends in Copper Demand

        Global economic development is a principal factor that creates demand for copper. The demand is driven by the increasing intensity of use in traditional copper consuming products, as well as by the development of new products in which copper is incorporated.

        According to certain mining consultants, global copper consumption is expected to grow by 4.4% in 2005 and 3.9% in 2006, from approximately 16.9 million tons in 2004 to approximately 18.4 million tons in 2006. The greatest overall increases in copper demand are expected to come from rapidly developing nations experiencing high levels of economic growth, notably China. Other Asian and perhaps eastern European countries are also expected to have economies with a growing demand for copper going forward. The large populations of the developing countries create significant demand for consumer products as access to electrical power and general improvements in living standards are achieved. Plumbing supplies, telecommunication devices, electrical appliances, automobiles and air conditioners are typical consumer products that utilize significant amounts of copper. Annual copper consumption per capita in the developing nations is very low by comparison to developed countries and, given their large populations, a modest increase in per capita consumption is expected to result in a large increase in overall copper demand.

        Copper can be divided into three main product groups: copper wire rod, copper products (including, for example, copper sheet, strip and tube) and copper alloy products. These copper products are consumed in five broad sectors: construction, electric and electronic products, industrial machinery and equipment, transportation equipment and consumer and general products, each as described below.

        Construction generates the largest single demand sector and accounted for approximately 37% of total copper demand in 2004. The main products consumed in this industry include building wire, power cable, copper plumbing and air conditioning tube, copper sheet and alloy products. Other copper and copper alloy products consumed by the construction sector include copper strip, rods, bars and sections, as well as brass products. Copper sheet is used for roofing, eaves, gutters and drainpipes. Rods are used for building fixtures and fittings.

        Electrical and electronic products is copper's second largest sector in terms of consumption, accounting for approximately 26% of total copper demand in 2004. These products include telecommunication cables, power cables, transformer windings, semiconductors and motors for heavy appliances. Although fiber optic cables have largely become a substitute for copper cables, the high cost of fiber optic cables has helped copper telecommunications cable to remain the preferred link between central networks and consumers.

        Industrial machinery and equipment is the third largest consuming sector, accounting for approximately 15% of total copper consumption in 2004. Various products supply this sector that includes equipment and machinery, industrial valves and fittings, off-highway vehicles and heat exchangers.

        Transportation equipment is a sector that accounted for approximately 11% of total copper consumption in 2004. Applications include the automotive, marine and aircraft/aerospace sectors. It is within the automotive sector that developments of new copper applications have been most concentrated in recent years. Prior to 1930, copper and brass, having excellent pressure-containing and anti-corrosion characteristics, were favored materials for use in brake tubing. Although furnace-brazed steel tubing has become a lower cost substitute, copper has re-gained some of its lost market share through the introduction of a copper-nickel alloy that is more resistant to corrosion by mud and salt.

        Consumer and general products accounted for approximately 11% of total copper consumption in 2004. The three primary types of products that constitute this sector are various electrical appliances, military ordinance and coinage.

  Trends in Copper Supply

        Mine production is the principal source of the world's copper supply, amounting to 14.5 million tons of output in 2004, with recycling of copper scrap amounting to only 1.6 million tons in 2004. Latin America is the largest contributor to mine production and accounts for 45% of this copper, followed by Eastern Europe at 19%, Oceania at 18% and North America at 12%.

        High copper prices in the mid-1990s resulted in the development of a significant number of large copper mines that, by the late 1990s, materially increased the copper supply at a time of weakening demand resulting from a global economic slowdown. The resulting low copper prices precipitated a reduction in new mine development projects that has resulted in global supply lagging demand, which demand is being driven by China-led Asian economic growth. The lack of new large mines and the fact that average grades at existing mines have been declining over the past few years have helped to keep the market in a supply deficit. This supply deficit is expected to continue through at least 2005 as new supply sources cannot be rapidly developed to meet the forecast demand.

  Copper Market Conditions

        Historically, the price of copper has been both volatile and cyclical, a reflection of current and expected economic conditions and the supply of and demand for copper.

        During the 1980s and 1990s, copper prices averaged, on an annual basis, approximately US$0.84 per pound and US$1.01 per pound, respectively. The price of copper has increased considerably over the past few years since its 15-year low reached in November 2001, particularly since March 2003 when significant appreciation of the metal commenced.

        The graph below shows copper prices over the past five years.

Source: Bloomberg LP, LME Copper Spot Price (U.S. dollars per pound)

        We believe factors contributing to the current strength of copper prices include:

  •
  Reduced supply and low inventory levels. Reduction in new mine development, declining grades at existing mines and discipline among existing producers in not expanding production have all contributed to a current supply deficit. This has been aided by the significant restructuring and consolidation in the industry over the past few years. Current inventories of copper held by producers and commodity exchanges are at historically low levels. When copper inventories are low, higher copper prices generally result.

  •
  Increased demand, especially from China. Increases in worldwide industrial production as well as increased use of copper in developing countries have led to recent increases in demand for copper. China's growth in copper consumption, which accounted for approximately 40% of the increase in global market consumption of copper in 2004, has been a significant contributor to demand. Demand has also benefited from a recovery in the U.S. manufacturing sector. As producers' and commodities exchanges' inventories have decreased and industrial production and consumer confidence have increased, end users have increased their business inventories of copper as they have realized the need to have copper available, particularly on short notice.

  •
  Weakening U.S. dollar. There has been a strong inverse correlation over time between copper prices and U.S. dollar exchange rates. Approximately 92% of copper production occurs in regions where the local currency is not the U.S. dollar. Production economics for producers and the impact of raw materials costs on consumers in these regions change with movements in the exchange rate of the U.S. dollar against these regions' currencies. The current weakness of the U.S. dollar has had a significant upward impact on the price of copper in U.S. dollars.

        These factors, which are all interdependent and impact prices to varying degrees, are reflected in the current market price of copper. Changes to any one of these factors will impact prices in the future.

Molybdenum Overview

        Molybdenum is a metal used primarily as an alloying agent in steel, cast iron and superalloys to enhance material properties, including hardenability, strength, toughness and corrosion resistance. For similar purposes, it is also frequently used in combination with chromium, niobium, manganese, nickel and tungsten. The metal further serves as an additive in chemical applications, such as catalysts, lubricants and pigments. There are few viable substitutes for molybdenum in its major applications.

        Molybdenum is mainly found naturally in conjunction with sulfide minerals of other metals, notably copper. It is mined from ore bodies that contain the metal in grades typically between 0.01% and 0.50%. Reserves and production capacity are largely concentrated in only a few countries of the world. The United States Geological Survey reports that the United States, China and Chile accounted for approximately 75% of the estimated global production of molybdenum in 2004 and currently possess approximately 85% of the estimated world reserves.

        Prices for molybdenum increased for the third consecutive year in 2004, averaging US$16.41 per pound as demand continued to increase. We believe this increase in demand is largely attributable to higher levels of steel production and consumption in China and was further enhanced by substitution of higher priced nickel-bearing stainless steel with lower cost duplex stainless steel, which contains higher levels of molybdenum.

Metals Prices

        Prices for metals that we mine are established on the Commodities Exchange, Inc., or COMEX, in New York and the London Metal Exchange, or LME, the two most important metal exchanges globally. These exchanges broadly reflect the worldwide balance of supply and demand of metals. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially copper, molybdenum, zinc and silver. Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

        The following graphs show molybdenum, zinc, silver and gold prices over the past five years:

Source: Bloomberg LP, Metal Bulletin Price (U.S. dollars per pound)	Source: Bloomberg LP, LME Zinc Spot Price (U.S. dollars per pound)

Source: Bloomberg LP, Silver Spot Price (U.S. dollars per ounce)	Source: Bloomberg LP, Gold Spot Price (U.S. dollars per ounce)

BUSINESS

        Many of the terms used in this section, including "reserves," "proven reserves" and "probable reserves," are defined in the glossary of mining terms, beginning on page A-1.

Company Overview

  Overview

        We are a leading integrated producer of copper, molybdenum, zinc and silver. All of our mining, smelting and refining facilities are located in Peru and in Mexico and we conduct exploration activities in those countries and Chile. See "—Mining Operations" for maps of our principal mines, smelting facilities and refineries. Our operations make us the largest mining company in Peru and also in Mexico. We are the largest publicly traded copper mining company in the world based on reserves and the fifth largest copper mining company in the world based on 2004 sales. We were incorporated in Delaware in 1952 and have conducted copper mining operations since 1960. Since 1996, our common stock has been listed on both the New York Stock Exchange and the Lima Stock Exchange.

        Our Peruvian copper operations involve mining, milling and flotation of copper ore to produce copper concentrates, the smelting of copper concentrates to produce blister copper and the refining of blister copper to produce copper cathodes. We also produce refined copper using SX/EW technology. We operate the Toquepala and Cuajone mines high in the Andes, approximately 984 kilometers southeast of the city of Lima, Peru. We also operate a smelter and refinery west of the Toquepala and Cuajone mines in the city of Ilo, Peru.

        Our Mexican operations are conducted through our Minera México subsidiary, which we acquired on April 1, 2005. Minera México engages principally in the mining and processing of copper, zinc, silver, gold, lead and molybdenum. Minera México operates through subsidiaries that are grouped into three separate units. Mexcobre (together with its subsidiaries, the "Mexcobre Unit") operates an open-pit copper mine, a copper ore concentrator, an SX/EW refinery and a smelter, refinery and rod plant. Mexcananea (together with its subsidiaries, the "Cananea Unit") operates an open-pit copper mine, which is located at the site of one of the world's largest copper ore deposits, a copper concentrator and two SX/EW refineries. Industrial Minera México, S.A. de C.V. ("Immsa") and Minerales Metálicos del Norte, S.A. (together with Immsa and its subsidiaries, the "Immsa Unit") operate five underground mines that produce zinc, copper, silver and gold, a coal and coke mine and several industrial processing facilities for zinc and copper.

        We utilize many up-to-date mining and processing methods, including global positioning systems and computerized mining operations. Our operations have a high level of vertical integration that allows us to manage the entire production process, from the mining of the ore to the production of refined copper and other products and most related transport and logistics functions, using our own facilities, employees and equipment.

        The sales prices for our products are largely determined by market forces outside of our control. For additional information on the pricing of the metals we produce, see "Industry—Metals Prices." Our management, therefore, focuses on cost control and production enhancement to improve profitability. We achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our focus is on seeking to remain profitable during periods of low copper prices and maximizing results in periods of high copper prices.

Our Organizational Structure

        The following is a chart describing Grupo México's ownership of us and our ownership of our recently acquired Minera México subsidiary. For clarity of presentation, the chart identifies only principal subsidiaries and eliminates intermediate holding companies.

        We are a majority-owned, indirect subsidiary of Grupo México. Through its wholly-owned subsidiaries, Grupo México currently owns approximately 75.1% of our capital stock. Grupo México's principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway and other related services.

        Pursuant to Peruvian law, we conduct our operations in Peru through a registered branch (the "SPCC Peru Branch"). The SPCC Peru Branch comprises substantially all of our assets and liabilities associated with our copper operations in Peru. The SPCC Peru Branch is not a corporation separate from us. It is, however, an establishment, registered pursuant to Peruvian law, through which we hold assets, incur liabilities and conduct operations in Peru. Although it has neither its own capital nor liability separate from us, it is deemed to have equity capital for purposes of determining the economic interests of holders of our investment shares.

        On April 1, 2005, we acquired Minera México, the largest mining company in Mexico on a stand-alone basis, from AMC, a subsidiary of Grupo México, our controlling stockholder. Minera México is a holding company and all of its operations are conducted through subsidiaries that are grouped into three separate units: (i) the Mexcobre Unit, (ii) the Cananea Unit and (iii) the Immsa Unit.

Competitive Strengths

        Second largest copper reserves in the world.    We have an estimated 44.9 million tons of proven and probable copper reserves, the second largest copper reserves in the world and the largest copper reserves of any publicly-traded company.

        Highly integrated copper production.    We are a highly integrated producer of copper which enables us to maintain high smelter utilization, achieve pricing premiums through value-added copper products and reduce our reliance on third parties for treatment and refinery services. For example, our Cananea and La Caridad mines provide a stable and secure source of copper concentrate for our La Caridad complex, our Cuajone and Toquepala mines supply our Ilo complex and our underground mines provide zinc and copper concentrate for our San Luis Potosí complex. Our integrated operations enable us to have significant economies of scale with reduced costs and earnings volatility.

        A portfolio of low-cost operations.    Our copper mines are well positioned from a cost perspective. In addition to our integrated operations, we believe we benefit from other advantages that contribute to making us a low-cost producer of copper and other metals. These include the relatively high quality of our reserves and the proximity of many of our operations to each other.

        Diversified mix of operations.    We operate four copper mines, with no one mine contributing more than 28% of our total mine production during 2004. We also operate three metallurgical complexes. We believe this diversity of operations reduces the impact of a major mine failure or labor disruptions at any one operation. We offer a diverse product mix that includes molybdenum, a byproduct of our copper mining operations, as well as other byproduct metals, such as zinc and silver. We believe we are one of the world's largest producers of molybdenum. Further, our operations and reserves are balanced between Peru and Mexico, countries with a tradition of mining and well-established mining laws.

        Significant organic growth prospects that can be financed with internal funds.    We have identified a number of potential development projects that we believe can be implemented to increase our future production capacity without major investments. These development projects, which include several brownfield projects that together could increase our production capacity by an estimated 88,000 tons (or approximately 12% of our current capacity) of copper per year, can be financed by internally generated funds and can be implemented within two to three years. We also have identified other potential brownfield and greenfield projects at our properties in Peru and Mexico and are currently conducting exploration activities in Peru, Mexico and Chile.

        Management team with a track record of success over our long operating history.    Our senior managers have an average of 20 years of experience with our Company or its predecessors. Our senior managers have successfully led the Company in varied economic conditions and have a track record of improving operating efficiency and reducing costs.

Business Strategies

        Our objective is to increase stockholder value through earnings and cash flow growth in varied market conditions. We seek to achieve this objective by focusing on the following strategies:

        Growing and expanding our operations.    We intend to further realize the potential of our existing operations by expanding our production capacity and reserves, as well as exploring and developing promising mineral deposits. We believe that our existing operations have significant growth potential that can be financed principally through internally generated cash flows. We also intend to supplement internal growth by selectively pursuing value-enhancing acquisition opportunities.

        Continuing our focus on copper.    We are primarily a copper producer, with approximately 68.1% of our 2004 revenues derived from copper production. We intend to continue to focus principally on the production of copper. Our earnings and cash flows are highly sensitive to movements in the price of copper, and we estimate that a US$0.01 per pound increase in the price of copper would generate approximately US$15.6 million of additional operating income based on our 2004 total production.

        Improving the cost position of our operations.    We are focused on improving our cost structure in order to maintain our profitability throughout the commodity price cycle and to generate cash flow to fund attractive investment opportunities. We seek to lower costs by (i) improving economies of scale through production expansions, (ii) investing selectively in new equipment and advanced production technologies, such as SX/EW, and (iii) fully utilizing our metallurgical facilities to capture processing margins and premiums.

        Maintaining a relatively conservative capital structure.    As of March 31, 2005, we had a cash balance of US$809 million and total debt of US$1.21 billion, giving us a net debt position of US$402 million and a ratio of net debt to net debt plus shareholders' equity of 0.12. Since March 31, 2005 the most significant change to our cash balance was the payment of a US$350 million dividend. We seek to maintain a relatively conservative level of financial leverage with the goal of enabling us to minimize our borrowing costs, to be opportunistic regarding growth projects and strategic investments and acquisitions and to reduce financial risks during market downturns.

        Dividends.    We have distributed a significant amount of our net income as dividends since 1996. We anticipate paying significant amounts of dividends for the immediately foreseeable future, although we cannot assure you that this dividend practice will be maintained.

Reserves

  Reserves Analysis

        Pursuant to SEC guidance, the reserves information in this prospectus supplement is calculated using average metals prices over the most recent three years unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus supplement use US$0.939 per pound for copper and US$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were US$0.751 and US$3.81 as of December 31, 2003 and US$0.760 and US$2.88 as of December 31, 2002.

        For purposes of our long-term planning, our management uses metals price assumptions of US$0.90 per pound for copper and US$4.50 per pound for molybdenum. These prices are intended to approximate average prices over the long term. Our management uses these price assumptions as it believes these prices reflect the full price cycle of the metals market.

        For SPCC, commencing in 2003, we have used reserves estimates based on current average prices as of the most recent year then ended to determine the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. In calculating such items in the case of our Minera México subsidiary for periods prior to 2005 and for periods prior to 2003 for SPCC, we have used reserves estimates based on the longer-term price assumptions discussed above.

        We periodically reevaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper remaining in our existing mine locations that can be produced and sold at a profit. These estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of our mines. We cannot assure you that the reserve estimates included in this prospectus supplement are correct, whether based on current average prices, the longer-term prices used by our management or otherwise.

        For more information regarding our reserve estimates, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies and Estimates—Ore Reserves" and "Risk Factors—Risks Relating to Our Business Generally—Our actual reserves may not conform to our current estimates of our ore deposits."

  Copper and Molybdenum Reserves By Site

        The table below details our copper and molybdenum reserves as estimated at December 31, 2004. Pursuant to SEC guidance, the reserves information in this prospectus supplement is calculated using average metals prices over the most recent three years, unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this prospectus supplement use US$0.939 per pound for copper and US$8.425 per pound for molybdenum, both current average prices as of December 31, 2004. The current average prices for copper and molybdenum were US$0.751 and US$3.81, respectively, as of December 31, 2003 and US$0.760 and US$2.88, respectively, as of December 31, 2002.

							Sensitivity to 20% Change in Metals Prices(3)
	Cuajone Mine(1)	Toquepala Mine(1)	Cananea Mine(1)	La Caridad Mine(1)	Total Open-Pit Mines	Immsa(2)	Increase 20%	Decrease 20%
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.939	$0.939	$0.939	$0.939	$0.939	$0.939	$1.127	$0.751
Molybdenum ($/lb.)	$8.425	$8.425	$8.425	$8.425	$8.425	$8.425	$10.11	$6.74
Cut-off grade	0.356%	0.365%	0.287%	0.325%	—	—
Sulfide ore reserves (thousands of tons)	1,395,244	1,382,678	2,524,785	555,747	5,858,454	32,601	7,802,175	3,089,664
Average grade:
Copper	0.616%	0.665%	0.571%	0.427%	0.590%	0.53%	0.538%	0.662%
Molybdenum	0.020%	0.036%	—	0.025%	0.027%	—	0.026	0.029
Leachable material (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—	4,811,687	2,793,729
Leachable material grade	0.424%	0.203%	0.278%	0.195%	0.225%	—	0.203%	0.268%
Waste (thousands of tons)	2,956,952	3,755,389	3,392,097	268,532	10,372,970	—	12,404,681	5,054,128
Total material (thousands of tons)	4,374,959	7,025,334	7,320,363	2,021,332	20,741,988	—	25,018,543	10,937,521
Stripping ratio	2.14	4.08	1.90	2.64	2.54	—	2.21	2.54
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—	1,804,833	1,804,833
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.214%	—	0.214%	0.214%
In-pit reserves (thousands of tons)	22,763	1,887,267	1,403,481	1,197,053	4,510,564	—	4,811,687	2,793,729
Average copper grade	0.424%	0.203%	0.278%	0.195%	0.225%	—	0.203%	0.243%
Total leachable reserves (thousands of tons)	47,900	2,677,729	1,957,680	1,632,688	6,315,997	—	6,616,520	4,598,562
Average copper grade	0.452%	0.184%	0.278%	0.210%	0.222%	—	0.184%	0.247%
Copper contained in ore reserves (thousands of tons)(4)	8,691	13,026	18,318	4,707	44,742	173	51,728	27,255

(1)
The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.8%, 90.3%, 81.0% and 78.4%, respectively, obtained by using recovery formulas according to the different milling capacities and geo-metallurgical zones.

(2)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(3)
In preparing the sensitivity analysis, we recalculated our reserves based on the assumption that current average metal prices were 20% higher and 20% lower, respectively, than the actual current average prices for year-end 2004. Reserve results of this sensitivity analysis are not proportional to the increase or decrease in metal price assumptions.

  The analysis above does not include our Immsa Unit's underground mines, for which the sensitivity analysis is as follows:

	Sensitivity to 20% Change in Metals Prices
	Increase 20%	Decrease 20%
Sulfide ore reserves (thousands of tons)	39,893	23,366
Average grade copper	0.51%	0.62%
Copper contained (thousands of tons)	203	145
(4)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

  The following is the average drill-hole spacing for proven and probable sulfide reserves:

	As of December 31, 2004
	Proven	Probable
	(average spacing in meters)
Cuajone	80.1	125.2
Toquepala	74.3	119.3
Cananea	52.0	100.9
La Caridad	47.6	100.8

        The table below details our copper and molybdenum reserves as of December 31, 2004 calculated based on long-term price assumptions of, US$0.90 for copper and US$4.50 for molybdenum.

	Cuajone Mine	Toquepala Mine	Cananea Mine	La Caridad Mine	Total Open-Pit Mines	Immsa(1)
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.90	$0.90	$0.90	$0.90	$0.90	$0.90
Molybdenum ($/lb.)	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50
Sulfide ore reserves (thousands of tons)	1,093,833	597,817	1,975,309	584,312	4,251,271	59,723
Average grade:
Copper	0.636%	0.734%	0.609%	0.429%	0.609%	0.46%
Molybdenum	0.020%	0.042%	—	0.025%	0.027%	—
Leachable material
Reserves in stock (thousands of tons)	25,137	790,462	553,599	435,635	1,804,833	—
Average copper grade	0.478%	0.139%	0.279%	0.250%	0.213%	—
In-pit reserves (thousands of tons)	32,211	941,767	2,517,149	871,844	4,362,971	—
Average copper grade	0.344%	0.218%	0.267%	0.188%	0.241%	—
Total leachable reserves (thousands of tons)	57,348	1,732,299	3,070,748	1,307,479	6,167,874	—
Average copper grade	0.403%	0.182%	0.269%	0.209%	0.233%	—

Copper contained in ore reserves (thousands of tons)(2)	7,068	6,441	18,750	4,146	36,405	275

(1)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines. The information above does not include information for the Santa Eulalia mine as it was recently reopened.

(2)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average grade of copper. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

Overview of Block Model Reconciliation Process

        We apply the following block model to mill reconciliation procedure.

        The following stages are identified in the Cuajone, Toquepala, Cananea and La Caridad mines:

  (i)
  The mine geologists gather the necessary monthly statistical data from our information system ("SRP"), which provide ore tons milled and ore grades in the concentrator.

  (ii)
  Mined areas are topographically determined and related boundaries are built.

  (iii)
  Using the "interactive planner" option in our mining software (Minesight), ore metric tons and grades are calculated inside mined areas over the block model. At this point the current cut-off grade is considered.

  (iv)
  In the final stage, accumulated tons mined, weighted average grade for ore material and leach is compared with data coming from our SRP system.

        Tonnage (in thousands) and grade reconciliation for 2004 are as follows:

	Long Range Model		Mill		Variance
Mine	Tons (thousands)	% Copper	Tons (thousands)	% Copper	Tons (thousands)	% Copper
Cuajone	29,744	0.802	29,371	0.789	373	0.013
Toquepala	21,261	0.838	21,825	0.817	(564)	0.021
Cananea	25,768	0.573	20,314	0.575	5,454	(0.002)
La Caridad	29,343	0.480	27,574	0.504	1,769	(0.024)

Customers and End Markets

        The metallurgical market prices for our products are characterized by cyclicality, little product differentiation and strong competition. In general, the market prices for our products are influenced by production costs of worldwide competitors, worldwide economic conditions, world supply/demand balances, inventory levels, the U.S. dollar exchange rate and other factors. We compete directly or indirectly with many producers throughout the world primarily in respect of our main products—copper, molybdenum and zinc. The copper concentrate and metal market is characterized by a few large mining and smelting companies, such as Corporación Nacional del Cobre de Chile (Codelco), Phelps Dodge Corporation, BHP Billiton Group, Rio Tinto Group and Anglo American plc. See "Industry—Copper Overview—Copper Industry."

        Competition in the copper market is principally on a price and service basis, with price being the most important consideration when supplies of copper are ample. Our metal products also compete with other materials, including aluminum and plastics, that can be used in similar applications by end users. Competition in the molybdenum market is also principally on a price and service basis, with price being the most important consideration when supplies of molybdenum are ample. Zinc prices also are affected by the demand for end-use products, such as anti-corrosion coating on steel, precision components, construction material, brass, pharmaceuticals and cosmetics.

        We sell copper, as well as molybdenum, zinc, silver, gold and sulfuric acid as byproducts. There is limited seasonality in our sales volumes. We ship a significant portion of our products to our customers on a monthly basis at a constant rate and volume throughout the year under annual or longer-term contracts. In addition, we sell copper, silver and gold on a spot-sale basis. Our sales are based on U.S. dollar prices and we accept payment only in U.S. dollars, except that our Minera México subsidiary accepts both U.S. dollar payment and payment in pesos equivalent to the U.S. dollar price. Final sales prices are determined based on prevailing commodity prices for the quotation period, generally being the month of, the month prior to or the months following the actual or contractual month of shipment or delivery according to the terms of the contract.

        In 2002, 2003 and 2004, our largest customer accounted for approximately 6.9%, 6.7% and 10.7%, respectively, of our sales. Additionally, our top five customers in each of 2002, 2003 and 2004 collectively accounted for approximately 25.8%, 26.5% and 33.7%, respectively, of our sales. See "Risk

Factors—Risks Relating to Our Business Generally—The loss of one of our large customers could have a negative impact on our results of operations."

        In 2004, copper constituted approximately 68.1% of our sales. Our top five customers for copper in 2004 were Industrias Unidas, S.A. de C.V. (IUSA) (through Gerald Metals Inc.), Gerald Metals Inc., Mitsui & Co. Metals, Ltd., Cobre de México and Nacional de Cobre S.A. de C.V., which together purchased 39.8% of our total copper sold.

        We have qualified and registered our copper cathode products with the LME which will permit us to sell copper cathodes directly to the LME as a buyer of last resort.

        The following table shows sales to our top five copper customers in 2003 and 2004:

Top Five Copper Customers
(dollars in thousands)

	Year Ended December 31,
Customer
	2003	2004
IUSA(1)	$106,300	$250,300
Gerald Metals Inc.(2)(3)	—	167,921
Mitsui & Co. Metals, Ltd.	82,373	155,880
Cobre de México	52,400	134,700
Nacional de Cobre, S.A. de C.V.	74,900	131,400
Pirelli Cables & Systems, S.A.(4)	41,873	—

Total	$357,846	$840,201

    (1)
    Copper purchased by IUSA is sold through Gerald Metals Inc.

    (2)
    Copper purchased by Gerald Metals Inc. for its own account.

    (3)
    Not a top five copper customer in 2003.

    (4)
    Not a top five copper customer in 2004.

        In 2004, molybdenum constituted approximately 20.9% of our sales. Our top five customers for molybdenum in 2004 were Molibdenos y Metales, S.A., Molimex, S.A. de C.V., Derek Raphael & Company Limited, Sadaci NV, and Comsup Commodities, Inc., which together purchased 93% of our total molybdenum sold in 2004.

        The following table shows sales to our top five molybdenum customers in 2003 and 2004:

Top Five Molybdenum Customers
(dollars in thousands)

	Year Ended December 31,
Customer
	2003	2004
Molibdenos y Metales S.A.	$84,707	$333,623
Molimex, S.A. de C.V.	32,100	123,312
Derek Raphael & Company Limited	8,462	63,634
Sadaci NV	11,669	51,435
Comsup Commodities, Inc.(1)	—	27,043
Chemetal G.E.S.(2)	3,200	—

Total	$140,138	$599,047

    (1)
    Not a top five molybdenum customer in 2003.

    (2)
    Not a top five molybdenum customer is 2004.

        In 2004, zinc constituted approximately 4.1% of our sales. Our top five customers for zinc in 2004 were Corporación FAEZA, S.A. de C.V., Nacional de Cobre, S.A. de C.V., IUSA, United States Steel Corporation and USS-Posco Industries, which together purchased 32.2% of our total zinc sold in 2004.

        In 2004, silver constituted approximately 4.1% of our sales and gold, lead and other metals (excluding copper, molybdenum and zinc) constituted approximately 2.8% of our sales.

        Over the past several years, our product sales mix based on volume has typically remained very stable among copper, molybdenum, zinc, silver, lead, gold and the other metals we produce. However, as a result of fluctuations in metals prices, our revenue mix has changed from year to year. The following table shows our revenue mix for 2004.

Sales Distribution 2004
(dollars in thousands)

	United States	Europe	Mexico	Latin America(1)	Asia	Peru	Total ($)	Total (%)
Copper	$915,559	$516,424	$383,981	$102,593	$156,029	$34,291	$2,108,877	68.1%
Molybdenum	47,289	137,007	127,829	335,269	—	23	647,417	20.9
Zinc	48,848	4,325	70,601	3,435	—	—	127,209	4.1
Silver	69,647	3,144	16,316	22,943	14,179	976	127,205	4.1
Lead	—	—	16,398	—	1,084	—	17,482	0.6
Gold	6,182	—	5,209	—	2,919	2,286	16,596	0.5
Others	18,774	11,697	9,680	3,908	1,689	6,163	51,911	1.7

Total ($)	$1,106,299	$672,597	$630,014	$468,148	$175,900	$43,739	$3,096,697

Total (%)	35.7%	21.7%	20.4%	15.1%	5.7%	1.4%		100.0%

(1)
Excluding Mexico and Peru.

        For a disclosure regarding our net sales, capital expenditures and property, net attributable to our operations in each of Mexico and Peru, see Note 18 to our Audited Combined Financial Statements.

  Marketing and Sales

        Our marketing strategy and annual sales planning emphasize developing and maintaining long-term customer relationships, and thus acquiring annual or other long-term contracts for the sale of our products is a high priority. Approximately 91.5% of our metal production for 2004 was sold under annual or longer-term contracts. Sales prices are determined based on prevailing commodity prices for the quotation period, generally being the month of, the month prior to or the months following the actual or contractual month of shipment or delivery, according to the terms of the contract.

        We focus on the ultimate end-user customers as opposed to selling on the spot market or to trading companies. In addition, we devote significant marketing effort to diversifying our sales both by region and by customer base. We strive to provide superior customer service, including just-in-time deliveries of our products. Our ability to consistently fulfill customer demand is supported by our substantial production capacity.

  Metals Prices

        Prices for our products are principally a function of supply and demand and are established on the Commodities Exchange, Inc., or COMEX, in New York and the LME the two most important metal exchanges in the world. Our contract prices also reflect any negotiated premiums and the costs of freight and other factors. From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so under certain market conditions. In 2002, 2003 and 2004, however, we did not enter into any material hedging transactions. We have, however, entered into copper swap contracts in 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk." For a further discussion of prices for our products, see "Industry—Metals Prices."

Copper and Molybdenum Extraction Processes

        Our operations include open-pit and underground mining, concentrating, copper smelting, copper refining, copper rod production, solvent extraction/electrowinning (SX/EW), zinc refining, sulfuric acid production, molybdenum concentrate production and silver and gold refining. The extraction process is outlined in the chart below, followed by a description of each principal component process.

  Open-Pit Mining

        In an open-pit mine, the production process begins at the mine pit, where waste rock, leaching ore and copper ore are drilled and blasted and then loaded onto diesel-electric trucks by electric shovels. Waste is hauled to dump areas and leaching ore is hauled to leaching dumps. The ore to be milled is transported to the primary crushers. Crushed ore is then sent to the concentrator.

  Underground Mining

        In an underground mine, the production process begins at the stopes, where copper, zinc and lead veins are drilled and blasted and the ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing.

  Concentrating

        The copper ore from the open-pit primary crusher or the copper, zinc and lead-bearing ore from the underground mines is transported to a concentrator plant where gyratory crushers break the ore into sizes no larger than three-quarters of an inch. The ore is then sent to a mill section where it is ground to the consistency of sand. The finely ground ore is mixed with water and chemical reagents and pumped as a slurry to the flotation separator where it is mixed with certain chemicals. In the flotation separator, reagents solution and air pumped into the floatation cells cause the minerals to separate from the waste rock and bubble to the surface where they are collected and dried.

        If the bulk concentrated copper contains molybdenum it is first processed in a molybdenum plant as described below under "—Molybdenum Production."

  Copper Smelting

        Copper concentrates are transported to a smelter, where they are smelted using a furnace, converter and anode furnace to produce either copper blister (which is in the form of cakes with air pockets) or copper anodes (which are cleaned of air pockets). At the smelter, the concentrates are mixed with flux (a chemical substance intentionally included for high temperature processing) and then sent to reverberatory furnaces producing copper matte and slag (a mixture of iron and other impurities). Copper matte contains approximately 65% copper. Copper matte is then sent to the converters, where the material is oxidized in two steps: (i) the iron sulfides in the matte are oxidized with silica, producing slag that is returned to the reverberatory furnaces; and (ii) the copper contained in the matte sulfides is then oxidized to produce copper that, after casting, is called blister copper, containing approximately 99.7% copper, or anodes, containing approximately 99.7% copper. Some of the blister production is sold to customers and the remainder is sent to the refinery.

  Copper Refining

        Anodes are suspended in tanks containing sulfuric acid and copper sulfate. A weak electrical current is passed through the anodes and chemical solution and the dissolved copper is deposited on very thin starting sheets to produce copper cathodes containing approximately 99.99% copper. During this process, silver, gold and other metals (for example, palladium, platinum and selenium), along with other impurities, settle on the bottom of the tank. This anodic mud (slime) is processed at a precious metal plant where silver and gold are recovered.

  Copper Rod Plant

        To produce copper rods, copper cathodes are first melted in a furnace and then dosified in a casting machine. The dosified copper is then extruded and passed through a cooling system that begins solidification of copper into a 60×50 millimeter copper bar. The resulting copper bar is gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with wax as a preservation agent and collected into a rod coil that is compacted and sent to market.

  Solvent Extraction/Electrowinning (SX/EW)

        An alternative to the conventional concentrator/smelter/refinery process is the leaching and SX/EW process. During the SX/EW process, certain types of low-grade mineral are leached with sulfuric acid to allow copper content recovery. The acid and copper solution is then agitated with a solvent that contains chemical additives that attract copper ions. As the solvent is lighter than water, it floats to the surface carrying with it the copper content. The solvent is then separated using an acid solution, freeing the copper. The acid solution containing the copper is then moved to electrolytic extraction tanks to produce copper cathodes. Refined copper can be produced more economically (though over a longer period) and from lower grade ore using the SX/EW process instead of the traditional concentrating, smelting and refining process.

  Molybdenum Production

        Molybdenum is recovered from copper-molybdenum concentrates produced at the concentrator. The copper-molybdenum concentrate is first treated with a thickener until it becomes slurry with 60% solids. The slurry is then agitated in a chemical and water solution and pumped to the flotation separator. The separator creates a froth that carries molybdenum to the surface but not the copper mineral (which is later filtered to produce copper concentrates of approximately 27%). The molybdenum froth is skimmed off, filtered and dried to produce molybdenum concentrates of approximately 58% contained molybdenum.

  Zinc Refining

        Metallic zinc is produced through electrolysis using zinc concentrates and zinc oxides. Sulfur is eliminated from the concentrates by roasting and the zinc oxide is dissolved in sulfuric acid solution to eliminate solid impurities. The purified zinc sulfide solution is treated by electrolysis to produce refined zinc and to separate silver and gold, which are recovered as concentrates.

  Sulfuric Acid Production

        Sulfur dioxide gases are produced in the copper smelting and zinc roasting processes. As a part of our environmental preservation program, we treat the sulfur dioxide emissions at two of our Mexican plants and at Peruvian processing facilities to produce sulfuric acid, some of which is, in turn, used for the leaching process, with the rest sold to fertilizer companies located in Mexico, the United States, Chile, Australia and other countries.

  Silver and Gold Refining

        Silver and gold are recovered from copper, zinc and lead concentrates in the smelters and refineries, and from slimes through electrolytic refining.

  Production Facilities

        The following table sets forth as of December 31, 2004, the locations of production facilities where we use the processes described above, as well as the key production capacity data for each location:

Facility Name	Location	Process	Nominal Capacity(1)	2004 Production	2004 Capacity Utilization
Mining Operations
Cuajone Open-pit Mine	Cuajone (Peru)	Copper Ore Milling and Recovery, Copper and Molybdenum Concentrate Production	87.0 ktpd—Milling	80.8 ktpd	92.8%
Toquepala Open-pit Mine	Toquepala (Peru)	Copper Ore Milling and Recovery, Copper and Molybdenum Concentrate Production	60.0 ktpd—Milling	60.6 ktpd	101.0%

Toquepala SX-EW Plant	Toquepala (Peru)	Leaching, Solvent Extraction and Cathode Electrowinning	56.0 ktpy—Refined	42.1 ktpy	75.2%
Cananea Open-pit Mine	Sonora (Mexico)	Copper Ore Milling and Recovery, Copper Concentrate Production	76.7 ktpd—Milling	73.1 ktpd	95.3%
Cananea SX/EW I, II Plants	Sonora (Mexico)	Leaching, Solvent Extraction and—Refined Cathode Electrowinning	54.8 ktpd (combined)	50.2 ktpy	89.6%
La Caridad Open-pit Mine	Sonora (Mexico)	Copper Ore Milling and Recovery, Copper and Molybdenum Concentrate Production	90.0 ktpd—Milling	75.3 ktpd	83.7%
La Caridad SX/EW Plant	Sonora (Mexico)	Leaching, Solvent Extraction and Cathode Electrowinning	21.9 ktpy—Refined	21.8 ktpy	99.5%
Immsa Underground Mines
Charcas	San Luis Potosí (Mexico)	Copper, Zinc, Lead Milling, Recovery and Concentrate Production	3.7 ktpd—Milled Ore	3.6 ktpd	97.3%
San Martin	Zacatecas (Mexico)		4.1 ktpy—Milled Ore	3.4 ktpy	83.9%
Santa Bárbara	Chihuahua (Mexico)		4.5 ktpd—Milled Ore	4.0 ktpd	88.9%
Santa Eulalia(2)	Chihuahua (Mexico)		0.6 ktpy—Milled Ore	0.0 ktpy	1.1%
Taxco	Guerrero (Mexico)		1.4 ktpy—Milled Ore	1.0 ktpy	68.6%
Processing Operations
Ilo Copper Smelter	Ilo (Peru)	Copper Smelting, Blister Production	1,180 ktpy—Concentrate Feed	1,213 ktpy	102.8%
Ilo Copper Refinery	Ilo (Peru)	Copper Refining	280 ktpy—Refined Cathode	280.7 ktpy	100.2%
Ilo Acid Plant	Ilo (Peru)	Sulfuric Acid	350 ktpy—Sulfuric Acid	390.2 ktpy	111.5%
Ilo Precious Metals Refinery	Ilo (Peru)	Slime recovery and processing, Gold and Silver Refining	0.32 ktpy—Slime	325 tpy	101.6%
La Caridad Copper Smelter	Sonora (Mexico)	Concentrate Smelting, Anode Production	1,000 ktpy—Concentrate Feed	1,062 ktpy	106.2%
La Caridad Copper Refinery	Sonora (Mexico)	Copper Refining	270 ktpy—Copper Cathode	202 ktpy	74.8%
La Caridad Copper Rod Plant	Sonora (Mexico)	Copper Rod Production	150 ktpy—Copper Rod	69.5 ktpy	46.3%
La Caridad Precious Metal Refinery	Sonora (Mexico)	Slime recovery and processing, Gold and Silver Refining	2.9 ktpy—Slime	0.9 ktpy	23.9%

La Caridad Sulfuric Acid Plant	Sonora (Mexico)	Sulfuric Acid	1,733.7 ktpy—Sulfuric Acid	778.4 ktpy	44.9%
San Luis Potosí Copper Smelter	San Luis Potosí (Mexico)	Copper Blister Production	24 ktpy—Copper Blister	22.7 ktpy	94.6%
San Luis Potosí Zinc Refinery	San Luis Potosí (Mexico)	Refining of Zinc Concentrates, Refined Zinc Production	105 ktpy—Zinc Cathode	102.5 ktpy	97.6%
San Luis Potosí Sulfuric Acid Plant	San Luis Potosí (Mexico)	Sulfuric Acid	189.8 ktpy Sulfuric Acid	178.7 ktpy	94.2%
Nueva Rosita Coal and Coke Complex	Coahuila (Mexico)	Clean Coal Production	900 ktpy—Clean Coal	238 ktpy	26.4%

Key:
koz = thousands of ounces; ktpd = thousands of tons per day; ktpy = thousands of tons per year; tpy = tons per year

(1)
Our estimates of actual capacity contemplate normal operating conditions with allowance for normal downtime for repairs and maintenance and are based on the average metal content for the relevant period.

(2)
The Santa Eulalia underground mine restarted production in December 2004.

Mining Operations

        The following maps set forth the locations of our principal mines, smelting facilities and refineries. We operate copper mines in the southern part of Peru—at Toquepala and Cuajone—and in Mexico, principally at La Caridad and Cananea.

        The table below sets forth 2002, 2003 and 2004 production data by metal.

	2002	2003	2004
Copper contained in concentrates (tons)	491,828	547,172	603,907
Copper in SX/EW cathodes (tons)	122,190	118,744	114,100

Total copper (tons)	614,018	665,916	718,007

Zinc contained in concentrate (tons)	135,442	128,760	133,778
Molybdenum contained in concentrate (tons)	11,747	12,521	14,373
Silver contained in concentrate (thousands of ounces)	18,076	18,002	18,531
Gold contained in concentrate (ounces)	28,000	31,000	34,000

        Set forth below are descriptions of the operations and other information relating to our open-pit mines.

  Cuajone

        The Cuajone Unit operates an open-pit copper mine and a concentrator located in southern Peru, 30 kilometers from Moquegua City and 840 kilometers from Lima. The concentrator has a milling capacity of 87,000 tons per day. Overburden removal commenced in 1970 and ore production commenced in 1976. Cuajone uses a conventional open-pit mining method to collect copper ore for further refining in our concentrator.

        The table below sets forth 2002, 2003 and 2004 production information for Cuajone.

		2002	2003	2004
Average ore mined per day	(kt)	81.5	81.5	80.3
Stripping ratio	(x)	2.36	2.28	2.45
Copper grade	(%)	0.696	0.745	0.792
Molybdenum grade	(%)	0.025	0.026	0.025
Copper concentrate	(kt)	651.2	710.0	752.9
Molybdenum concentrate	(kt)	7.6	9.0	8.7
Copper concentrate average grade	(%)	25.84	25.99	25.82
Molybdenum concentrate grade	(%)	54.322	53.881	53.742
Copper in concentrate	(kt)	168.2	184.5	194.4
Molybdenum in concentrate	(kt)	4.1	4.9	4.7
Average copper ore processed by concentrator per day	(kt)	83.0	83.3	80.8
Copper recovery	(%)	81.19	83.13	83.64
Molybdenum recovery	(%)	54.7	63.5	64.5

Key:
kt = thousands of tons

  Geology

        The Cuajone porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Toquepala and Quellaveco. The copper mineralization at Cuajone is typical of porphyry copper deposits.

  Concentrator

        Cuajone uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth that carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 25.8%. Concentrates are then shipped by rail to the smelter at Ilo.

        Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our Peruvian tailings storage facility.

  Toquepala

        The Toquepala unit operates an open-pit copper mine and a concentrator and also refines copper at the SX/EW facility through a leaching process. Toquepala is located in southern Peru, 30 kilometers from Cuajone and 870 kilometers from Lima. The concentrator has a milling capacity of 60,000 tons per day, which has been expanded from 45,000 tons per day in 2002. The SX/EW facility has a refining capacity of 56,000 tons per year. Overburden removal commenced in 1957 and ore production commenced in 1960. Toquepala uses a conventional open-pit mining method to collect copper ore for further refining in our concentrator.

        The table below sets forth 2002, 2003 and 2004 production information for Toquepala.

		2002	2003	2004
Average ore mined per day	(kt)	48.2	58.1	59.6
Stripping ratio	(x)	4.81	3.96	4.28
Copper grade	(%)	0.785	0.749	0.817
Molybdenum grade	(%)	0.035	0.029	0.044
Copper concentrate	(kt)	446.4	505.2	580.1
Molybdenum concentrate	(kt)	7.8	7.8	11.2
Copper concentrate average grade	(%)	28.10	28.18	27.73
Molybdenum concentrate grade	(%)	53.8	53.2	53.7
Copper in concentrate	(kt)	125.4	142.4	160.9
SX/EW cathode production	(kt)	52.9	47.8	42.1
Molybdenum in concentrate	(kt)	4.2	4.2	6.0
Average copper ore processed by concentrator per day	(kt)	50.1	60.0	60.6
Copper recovery	(%)	90.81	89.63	90.28

Key:
kt = thousands of tons

  Geology

        The Toquepala porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Cuajone and Quellaveco.

  Concentrator

        Toquepala uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball and bar mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 27.7%. Concentrates are then shipped by rail to the smelter at Ilo.

        Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our Peruvian tailings storage facility.

  SX/EW Plant

        The SX/EW facility at Toquepala produces refined copper from solutions obtained by leaching low-grade ore stored at the Toquepala and Cuajone mines. The leach plant commenced operations in October 1995 with a design capacity of 35,629 tons per year of copper cathodes. In August 1999 the capacity was expanded to 56,000 tons per year.

  Cananea

        The Cananea Unit operates an open-pit copper mine, a concentrator and two SX/EW plants at our Cananea mining complex, located 44 miles from La Caridad, Mexico and 38 miles south of the Arizona border on the outskirts of the town of Cananea. At Cananea, we produce copper concentrates and copper cathodes. The Cananea site is one of the world's largest porphyry copper deposits. The Cananea mine is the oldest continuously operating copper mine in North America, with operations tracing back to 1899. Cananea uses a conventional open-pit mining method to collect copper ore for further refining in our concentrator.

        The table below sets forth 2002, 2003 and 2004 production information for Cananea.

		2002	2003	2004
Average ore mined per day	(kt)	53.3	58.4	73.1
Stripping ratio	(x)	3.65	2.73	2.55
Copper grade	(%)	0.565	0.576	0.583
Copper concentrate	(kt)	323.4	337.9	469.3
Copper concentrate average grade	(%)	26.79	27.85	26.26
Copper in concentrate	(kt)	86.6	94.1	123.2
SX/EW cathode production	(kt)	50.0	49.5	50.2
Average copper ore processed by concentrator per day	(kt)	53.3	58.4	73.1
Copper recovery	(%)	80.48	80.63	80.53

Key:
kt = thousands of tons

  Geology

        The Cananea mine is unusual in that the ore explored and sampled at the mine has been of consistent quality, unlike most copper deposits which evidence a decline in grades at deeper strata. The Cananea region is within the southern Cordilleran region, extending from southern Mexico to the northwestern United States.

  Concentrator

        Cananea uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.34% is loaded onto trucks and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball and bar mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 26.26%. Concentrates are then shipped by rail to the smelter at La Caridad.

  SX/EW Plant

        The Cananea Unit operates a leaching facility and two SX/EW plants. All copper ore with a grade lower than the mill cut-off grade (0.34%), but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery. The SX/EW facilities have a total capacity of 55,000 tons of copper cathodes per year.

        The Cananea Unit currently maintains 4.74 million cubic meters of pregnant leach solution in the old Cananea pit with a concentration of approximately 1.21 grams of copper per liter.

  La Caridad

        The Mexcobre Unit operates the La Caridad mining complex, located in the State of Sonora, Mexico 14 miles southeast of the town of Nacozari de García and 75 miles south of the U.S.-Mexico border. It includes an open-pit mine concentrator, smelter, refinery, rod plant, SX/EW plant, lime plant and two sulfuric acid plants. The smelter and the sulfuric acid plants, as well as the new refineries and rod plant, are located approximately 15 miles from the mine, and the lime plant is situated 11 miles from the U.S. border. Access is by paved highway and by railroad.

        The concentrator began operations in June 1979, the molybdenum plant in June 1982, the smelter in June 1986, the first sulfuric acid plant in July 1988, the SX/EW plant in July 1995, the second sulfuric acid plant in January 1997, the copper refinery in July 1997, the rod plant in April 1998 and the precious metals refinery in July 1999.

        The table below sets forth 2002, 2003 and 2004 production information for La Caridad.

		2002	2003	2004
Average ore mined per day	(kt)	67.5	74.9	75.5
Stripping ratio	(x)	1.88	1.70	1.63
Copper grade	(%)	0.535	0.508	0.504
Molybdenum grade	(%)	0.0403	0.0345	0.0341
Copper concentrate	(kt)	333.9	410.5	401.6
Molybdenum concentrate	(kt)	5.9	6.1	6.5
Copper concentrate average grade	(%)	27.53	26.12	27.49
Molybdenum concentrate average grade	(%)	57.66	57.33	56.69
Copper in concentrate	(kt)	91.9	107.2	110.4
SX/EW cathode production	(kt)	19.3	21.5	21.8
Molybdenum in concentrate	(kt)	3.4	3.5	3.7
Average copper ore processed by concentrator per day	(kt)	67.8	74.8	75.3
Copper recovery	(%)	78.73	77.36	79.62

Key:
kt = thousands of tons

  Geology

        The La Caridad deposit is a porphyry copper deposit typical of those in the southern basin and range province in the southwestern United States. The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leaching dumps and to the primary crushers.

  Concentrator

        Mexcobre uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. The concentrator has a current capacity of 90,000 metric tons of ore per day.

        Ore extracted from the mine is processed at the concentrator and is processed into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum concentrate is exported. The molybdenum recovery plant has a capacity of 2,000 tons per day of copper-molybdenum concentrates. The lime plant has a capacity of 340 tons of finished product per day.

  SX/EW Plant

        Approximately 438 million tons of leaching ore with an average grade of approximately 0.25% copper have been extracted from the La Caridad open-pit mine and deposited in leaching dumps from May 1995 to December 31, 2004. In 1995, Mexcobre completed the construction of a new SX/EW facility at La Caridad that has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in Mexcobre's production costs of copper.

  Underground Mining Poly-Metallic Division (Immsa)

        Our Immsa Unit operates five underground mining complexes situated in central and northern Mexico. All of Immsa's mining facilities employ exploitation systems and conventional equipment. We believe that all the plants and equipment are in satisfactory operating condition. Immsa's principal mining facilities include Charcas, Santa Bárbara, San Martín, Santa Eulalia and Taxco.

        The Charcas mining complex is located 69 miles north of the city of San Luis Potosí in the State of San Luis Potosí, Mexico. The complex includes three underground mines and one flotation plant and produces zinc, lead and copper concentrates, with significant amounts of silver. The Charcas mining district was discovered in 1573 and operations in the 20th century began in 1911. The Charcas mine is characterized by low operating costs and good quality ores and is situated near the zinc refinery. We have expanded production capacity of the mine by 32% since 1993, and the Charcas mine is now Mexico's largest producer of zinc.

        The Charcas mining district occupies the east-central part of the Central Mesa and is part of the Sierra Madre Metallogenic Province.

        The Charcas mine uses the hydraulic cut-and-fill method and the room-and-pillar mining method with descending benches. The broken ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing in the flotation plant to produce lead, zinc and copper concentrates. The capacity of the flotation plant is 4,000 tons of ore per day; 1,342,703, 1,212,938 and 1,317,288 tons of ore were mined at Charcas during 2002, 2003 and 2004, respectively. The lead concentrate produced at Charcas is sold to third parties in Mexico. The zinc and copper concentrates are treated at the San Luis Potosí zinc refinery and copper smelter.

        The Santa Bárbara mining complex is located approximately 16 miles southwest of the city of Hidalgo del Parral in southern Chihuahua, Mexico. It includes three main underground mines and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver.

Gold-bearing veins were discovered in the Santa Bárbara district as early as 1536. Mining activities in the 20th century began in 1913.

        The mining operations at Santa Bárbara are more diverse and complex than at any of the other mines in our Mexican operations, with veins that aggregate approximately 13 miles in length. Each of the three underground mines has several shafts and crushers. Due to the variable characteristics of the ore bodies, four types of mining methods are used: shrinkage stoping, long-hole drilled open stoping, cut-and-fill stoping and horizontal bench stoping. The ore, once crushed, is processed in the flotation plant to produce concentrates. The flotation plant has a capacity of 4,800 tons of ore per day; 1,590,650, 1,450,124 and 1,453,793 tons of ore were mined at the Santa Bárbara mine during 2002, 2003 and 2004, respectively. The lead concentrate produced is sold to third parties in Mexico. The copper concentrates are treated at the San Luis Potosí copper smelter, and the zinc concentrates are either treated at the San Luis Potosí zinc refinery or exported.

        The San Martín mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas, Mexico, approximately 63 miles southeast of the city of Durango. The complex includes an underground mine and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. The mining district in which the San Martín mine is located was discovered in 1555. Mining operations in the 20th century began in 1949. San Martín lies in the Mesa Central between the Sierra Madre Occidental and the Sierra Madre Oriental.

        The horizontal cut-and-fill mining method is used at the San Martín mine. The broken ore is hauled to the underground crusher station. The ore is then brought to the surface and fed to the flotation plant to produce concentrates. The flotation plant has a total capacity of 4,600 tons of ore per day; 1,237,051, 1,287,239 and 1,259,220 tons of ore were mined at San Martín in 2002, 2003 and 2004, respectively. The lead concentrate is sold to third parties in Mexico. The copper concentrate is treated at the San Luis Potosí copper smelter and zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

        The mining district of Santa Eulalia is located in the central part of the state of Chihuahua, Mexico, approximately 16 miles east of the city of Chihuahua. This district covers approximately 48 square kilometers and is divided into three fields: east field, central field and west field. The west field and the east field, in which the principal mines of the unit are found, are separated by 4 miles. The Buena Tierra mine is located in the west field and the San Antonio mine is located in the east field. The mining district was discovered in 1590, although exploitation did not formally begin until 1870.

        The Santa Eulalia unit suspended operations totally from October 2000 to December 2004, during which time rehabilitation work was completed at the Tiro San Antonio and pipes were installed to expand the pumping capacity to 10,500 gallons per minute. In January 2005, operations began at the San Antonio mine, with a production plan for 230,900 tons. The flotation plant, at which lead concentrate and zinc concentrate are produced, has a capacity of 1,500 tons per day. The lead concentrate is sold to MET-MEX Peñoles, and the zinc concentrate is treated at the San Luis Potosí zinc refinery.

        The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of Guerrero State, Mexico, approximately 44 miles from the city of Cuernavaca. The complex includes several underground mines and a flotation plant and produces lead and zinc concentrates, with some amounts of gold and silver. The mining district in which the Taxco mines are located was discovered in 1519. Mining activities in the 20th century commenced in 1918.

        The Taxco district lies in the northern part of the Balsas-Mexcala basin adjacent to the Paleozoic Taxco-Zitacuaro Massif.

        Immsa employs shrinkage, cut-and-fill and the room-and-pillar mining methods at the Taxco mines. The flotation plant has a capacity of 3,300 tons of ore per day; 433,800, 328,243 and 352,174 tons of ore were mined at Taxco in 2002, 2003 and 2004, respectively. The lead concentrate is sold in Mexico. The zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

Processing Facilities

  Ilo

  Overview

        Our Ilo smelter and refinery complex is located in the southern part of Peru, 17 kilometers north of the city of Ilo, 121 kilometers from Toquepala, 147 kilometers from Cuajone, and 1,240 kilometers from the city of Lima.

  Smelter

        Our Ilo smelter provides blister copper for the refinery we operate as part of the same facility. Blister copper produced by the smelter exceeds the refinery's capacity and the excess is sold to other refineries around the world. The nominal installed capacity of the smelter is 1,180,000 tons per year. We are in the process of modernizing the Ilo smelter to comply with Peruvian government requirements. The project is part of the our Environmental Compliance and Management Program, or PAMA, which was approved by the Peruvian government in 1997. The project will modernize the smelter and is targeted to capture no less than 92% of the sulfur dioxide emissions, in compliance with PAMA requirements.

        During 2002, 2003 and 2004, 316,493, 314,920 and 320,722 tons, respectively, of copper blister were produced, with average grades of 99.27%, 99.31% and 99.37%, respectively. The copper recovery was 97.10% for 2002, 96.80% for 2003 and 97.23% for 2004.

  Refinery

        The refinery consists of an anode plant, an electrolytic plant, a precious metals plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the precious metals to produce silver, gold and selenium.

        During 2002, 2003 and 2004, 281,669, 284,006 and 280,679 tons, respectively, of copper cathodes were produced, with an average grade of 99.998% for the three years.

        The precious metals plant produced 113,857 kilograms of refined silver and 315 kilograms of gold in 2002, 111,951 kilograms of refined silver and 265 kilograms of gold in 2003 and 118,906 kilograms of refined silver and 174 kilograms of gold in 2004. Selenium production was 49.7 tons, 47.8 tons and 51.9 tons in 2002, 2003 and 2004, respectively.

  La Caridad

  Overview

        Our La Caridad complex includes a smelter, an electrolytic copper refinery, a precious metal refinery and a copper rod plant. The distance between this complex and the La Caridad mining unit is approximately 15 kilometers.

  Smelter

        Copper concentrates are carried to the La Caridad smelter where they are processed and cast into copper anodes of 99.2% purity to be sold to refineries. Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties.

        Almost all of the anodes produced in the smelter are sent to the La Caridad copper refinery in order to increase the copper purity. The actual installed capacity of the smelter is 1,000,000 tons per year, capacity that is sufficient to receive the concentrates of the Mexicana de Cobre (La Caridad) and Mexicana de Cananea Mining Units. The amount of smelted copper concentrates was 629,505 tons and 820,459 tons for 2003 and 2004, respectively. The anode production capacity is 300,000 tons per year and the 2003 and 2004 production was 199,033 tons and 250,890 tons, respectively.

        Sulfuric acid production was 603,300 tons and 778,350 tons for 2003 and 2004, respectively.

  Refinery

        The Mexcobre Unit includes an electrolytic copper refinery at La Caridad that uses permanent cathode technology. The refinery consists of an anode plant with a preparation area, an electrolytic plant, a slimes treatment plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold. The refined cathode production for 2003 and 2004 was 163,965 tons and 202,146 tons, respectively.

        The operations of the precious metal refinery are divided into two stages: (i) the antimonium is eliminated from the slime; and (ii) the slime is dried in a steam dryer. After this the dried slime is smelted and a gold and silver alloy is obtained, which is known as doré. The process ends with the refining of the gold and silver alloy. The production of gold for 2003 and 2004 was 594 kilograms and 575 kilograms, respectively. The production of silver for 2003 and 2004 was 136,117 kilograms and 90,914 kilograms, respectively.

  Copper Rod Plant

        A rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 tons in May 1999. The plant is producing 8 millimeter copper rods with a purity of 99.99%. Copper rod production for 2003 and 2004 was 53,822 tons and 69,529 tons, respectively.

  San Luis Potosí

  Overview

        Our San Luis Potosí electrolytic zinc refinery is located in the city of San Luis Potosí, in the state of San Luis Potosí, Mexico. Our San Luis Potosí copper smelter is adjacent to the San Luis Potosí zinc refinery.

  Smelter

        The San Luis Potosí copper smelter has been in operation since 1925 and has gone through several phases of modernization, principally over the last ten years.

        The plant operates one blast furnace (with a second on stand-by) that smelts incoming materials, mainly copper concentrates and copper byproducts from lead plants, to produce a copper matte. The copper matte is then treated in one of the two Pierce Smith converters, producing copper blister

(97.4% copper), which in 2004 contained approximately one ounce of gold and 400 ounces of silver per ton of copper blister produced. Of a total copper concentrate intake of 59,172 tons in 2004, approximately 98% was supplied by the Immsa Unit's mines and the remaining amount was smelted under toll arrangements with third parties. Copper blister production in 2002, 2003 and 2004 amounted to 24,381, 23,548 and 22,667 tons, respectively.

        As the materials treated at the smelter contain various impurities (especially lead and arsenic), the facility has been equipped with an arsenic recovery plant for treatment of the flue dust produced in the blast furnace section. This material contains approximately 35% lead and 18% arsenic which, when treated, produces approximately 1,800 tons per year of high purity arsenic trioxide which is, in turn, sold in the United States principally to the wood preserving industry. Approximately 15,000 tons per year of lead bearing calcines (approximately 32% lead) are sold annually to Industrias Peñoles, S.A. de C.V. (Peñoles).

  Zinc Refinery

        The San Luis Potosí electrolytic zinc refinery was built in 1982. It was designed to produce 105,000 tons of refined zinc per year by treating up to 200,000 tons of zinc concentrate from our own mines, principally Charcas, located only 70 miles from the refinery. Refined zinc production in 2002, 2003 and 2004 amounted to 92,012, 101,069 and 102,556 tons, respectively. The refinery produces special high grade zinc (99.995% zinc), high grade zinc (over 99.9% zinc) and zinc-based alloys with aluminum, lead, copper or magnesium in varying quantities and sizes depending on market demand. In 2004, the plant produced as byproducts 178,704 tons of sulfuric acid, 697 tons of refined cadmium, 15,562 kilograms of silver and 8 kilograms of gold.

  Nueva Rosita Coal and Coke Complex

  Overview

        The Nueva Rosita coal and coke complex, which began operations in 1924, is located in the state of Coahuila, Mexico on the outskirts of the city of Nueva Rosita near the Texas border. It comprises an underground coal mine, with a present yearly capacity of approximately 280,000 tons of coal, and a 21-coke oven facility capable of producing 90,000 tons of metallurgical coke per year. At present the 21 ovens are being re-engineered and modernized, with an investment of US$12 million, to service the operations of the facility for the next 25 years.

  Production

        The room-and-pillar mining method is employed at the underground Nueva Rosita coal mine with continuous miners. At present, the coke oven installation supplies the San Luis Potosí copper smelter with low-cost coke, resulting in significant cost savings to the smelter. The surplus production (approximately 70,000 tons per year) is sold to Peñoles and other Mexican consumers in northern Mexico. The complex includes a coal washing plant completed in 1998 that has a capacity of 900,000 tons per year and produces cleaner coal of a higher quality. The 2003 and 2004 production of clean coal was 260,966 tons and 238,336 tons, respectively.

Exploration and Development Activities

        We are engaged in ongoing extensive exploration to locate additional ore bodies in Peru, Mexico and Chile. We spent US$13.3 million on exploration programs in 2002, US$17.9 million in 2003 and US$15.6 million in 2004, and have budgeted US$20.8 million for 2005.

        Currently in Peru, we have direct control of 131,832 hectares of mineral rights and have control over 20,454 hectares of mineral rights through joint ventures with other companies. In Mexico, we hold 524,571 hectares in exploration and exploitation concessions.

  Peru

        Los Chancas.    The Los Chancas project, located in the department of Apurimac in southern Peru, is a copper and molybdenum porphyry deposit. In 2004 we completed the final phase of the diamond drilling program at Los Chancas with a total of 10,500 meters drilled. We have completed the second and final phase of metallurgical testing and have commenced pre-feasibility studies. Once completed, we will be able to make a determination if more exploration is needed or if the project contains commercially mineable reserves, which would warrant future development after comprehensive economic, technical and legal feasibility studies are completed. Testing to date indicates a mineral deposit of 200 million tons with a copper grade of 1.0%, 0.07% molybdenum and 0.12 grams of gold per ton.

        Tantahuatay.    The Tantahuatay project is located in the department of Cajamarca in northern Peru. We have performed exploration work in the upper part of the deposit principally for gold recovery. Work to date indicates mineralization of 27.1 million tons, with an average gold content of 0.89 grams per ton and 13.0 grams of silver per ton. This project, in which we have a 44.25% share, continues in the exploratory stage. Although we performed hydrological and evaluation studies during 2003 to prepare for the pre-feasibility study, during 2004 we concentrated our efforts on dealing with social and environmental concerns of communities near the project.

        Tía María.    The Tía María project, located in the department of Arequipa in southern Peru, is a copper porphyritic system. In 2004 a total of 12,165 meters of diamond drilling was completed out of the 15,000 meters projected. The drilling is continuing into 2005 to complete the program. This project is in the exploratory stage.

        Other Peruvian Prospects.    As part of our 2005 exploration and development program, drilling has been scheduled at the Gloria Cristina prospect located in northern Peru, in the department of La Libertad, and at the Millune prospect in southern Peru, in the department of Tacna. Both prospects show evidence of copper-gold mineralization.

  Mexico

        In addition to exploratory drilling programs at existing mines, we are currently conducting exploration to locate mineral reserves at 42 other sites in Mexico. In particular, we have identified significant copper and gold deposits at El Arco site.

        El Arco.    The El Arco site is located in the state of Baja California in Mexico. Preliminary investigations of the El Arco site indicate that the deposit contains approximately 846 million tons of sulfide ore with average copper grades of 0.51% copper and 0.14 grams of gold per ton, and 170 million tons of leaching ore with average copper grades of 0.56%.

        Angangueo.    The Angangueo site is located in the state of Michoacán in Mexico. A reserve of 13 million tons of ore have been identified with diamond drilling. The reserve contains 0.16 grams of gold and 262 grams of silver per ton, and is comprised of 0.79% lead, 0.97% copper and 3.5% zinc. We expect the site may be able to proceed to the pre-feasibility stage, which would include additional metallurgical testing and environmental permitting.

        Buenavista.    The Buenavista project site is located in the state of Sonora in Mexico, adjacent to the Cananea ore body. Metallurgical studies have shown that the site has a reserve of 36 million tons of ore containing 29 grams of silver, 0.69% of copper and 3.3% of zinc per ton.

  Chile

        In 2003 we acquired several exploration properties in Chile with over 35,000 hectares of mining rights. In 2004 we started exploration work on certain of these Chilean properties with diamond drilling on the Sierra Aspera and El Salado prospects.

        Sierra Aspera.    The Sierra Aspera prospect, located in the Atacama Region in northern Chile, stretches over 23,300 hectares and is being explored for copper-gold of the porphyritic type. In 2004, 1,715 meters of diamond drilling was completed. Drilling for this prospect will continue in 2005.

        El Salado.    The El Salado prospect, also located in the Atacama Region, stretches over 2,700 hectares and is also being explored for copper-gold. In 2004, 945 meters of diamond drilling was completed.

        Other Chilean Prospects.    Other prospects like Catanave and Esperanza, located in the Tarapaca and Atacama regions, respectively, in northern Chile, are scheduled for future exploration.

Mining Rights and Concessions

  Peru

        We have 214,902.3 hectares in concessions from the Peruvian Government for our exploration, exploitation, extraction and/or production operations, distributed among our various sites as follows:

	Toquepala	Cuajone	Ilo	Other	Total
	(hectares)
Plants	300	456	421	—	1,177
Operations	39,905	29,844	12,803	—	82,552
Exploration	—	—	—	131,175	131,175

Total	40,205	30,300	13,223	131,175	214,903

        We believe that our Peruvian concessions are in full force and effect under applicable Peruvian laws and that we are in compliance with all material terms and requirements applicable to these concessions. The concessions have indefinite terms, subject to our payment of concession fees of up to US$3.00 per hectare annually for the mining concessions and a fee based on nominal capacity for the processing concessions. Fees paid during 2002, 2003 and 2004 were approximately US$1.1 million, US$1.0 million and US$1.1 million, respectively. We have two types of mining concessions in Peru: metallic and non-metallic concessions. We also have water concessions for well fields at Huaitire, Titijones and Vizcachas and surface water rights from the Suches Lake, which together are sufficient to supply the needs of our Toquepala and Cuajone operating units.

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Collection of the tax will be made by the Ministry of Economics and Finance, through the Peruvian Tax Department. In 2004, more than 5,000 Peruvian citizens filed a request to the Peruvian Constitutional Tribunal to have the law declared unconstitutional. However, in April 2005, the Constitutional Tribunal ruled the royalty law to be constitutional and therefore applicable to mining activities in Peru. Although we filed a suit in the Lima Civil Court to further protest the law as unconstitutional, we believe that after the Constitutional Tribunal's resolution it is unlikely that our suit will be successful. Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines.

        In its ruling, the Constitutional Tribunal additionally stated that the royalty charge applies to all concessions held in the mining industry, implying that those entities with tax stability contracts are subject to this charge. Previously we had entered into a tax stability contract with the Peruvian government (a "Guaranty and Promotional Measures for Investment Contract") relating to our SX/EW production, which agreement purports to, among other things, fix tax rates and other contributions relating to such production. We believe that the Constitutional Tribunal's interpretation relating to entities with tax stability contracts is incorrect and we intend to protest the imposition of the royalty charge on our SX/EW production. We have recorded in 2004 and the first quarter of 2005 provisions of US$17.6 million and US$6.9 million, respectively, included in cost of sales on our statement of earnings, which does not include approximately US$3.0 million of additional potential liability relating to our SX/EW production as of March 31, 2005.

  Mexico

        In Mexico we have approximately 524,571 hectares in concessions from the Mexican Government for our exploration and exploitation activities as outlined in the table below.

	Underground Mines	La Caridad	Cananea	Exploration	Total
	(hectares)
Exploration	26,498	39,522	5,943	238,022	309,985
Exploitation	33,659	72,960	7,310	100,657	214,586

Total	60,157	112,482	13,253	338,679	524,571

        We believe that our Mexican concessions are in full force and effect under applicable Mexican laws and that we are in compliance with all material terms and requirements applicable to these concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore (exploration concession) or mine mineral reserves (exploitation concession). Exploration concessions have a six-year term, at the end of which they have to be changed to exploitation concessions, which have a 50-year term that can be renewed for another 50 years. Exploration concessions have holding fees of up to US$3 per hectare. Holding fees for exploitation concessions can be up to US$15 per hectare. Fees paid during 2002, 2003, and 2004 were approximately US$1.7 million, US$2.7 million and US$2.4 million, respectively. In addition, all of our operating units in Mexico have water concessions that are in full force and effect. We generally own the land to which our Mexican concessions relate, although ownership is not required in order to explore or mine a concession. We also own all of the processing facilities of our Mexican operations and the land on which they are constructed.

Capital Expenditures

        Excluding capitalized stripping, we made capital expenditures of US$85.4 million, US$64.9 million and US$228.3 million in 2002, 2003 and 2004, respectively, and we expect to make capital expenditures, excluding capitalized stripping, of approximately US$530.3 million in 2005. In general, the capital expenditures and projects described below are intended to contribute to further vertical integration of our operations by increasing the capacity for production of refined metals products.

        During 2002 and 2003, Minera México's capital expenditures were curtailed due to liquidity constraints imposed by Minera México's lenders. In late 2003 and during 2004, Minera México's rate of capital expenditures increased significantly. See "Risk Factors—Risks Relating to Our Business Generally—Past deferred maintenance and equipment upgrades relating to our Mexican operations may adversely affect our results of operations."

        Our capital expenditures are made primarily in U.S. dollars and, accordingly, budgeted amounts in the table below are presented in U.S. dollars.

        The table below sets forth our capital expenditures for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002	2003	2004
	(dollars in millions)
Projects
Ilo smelter modernization	$0.5	$2.1	$60.6
Toquepala crushing, conveying system for leachable material	—	2.2	39.9
San Martín Unit, Santa Bárbara Unit, Charcas Unit and Nueva Rosita Unit	0.8	0.8	1.3
La Caridad copper smelter, sulfuric acid plant and copper refinery	0.3	1.8	4.1
Toquepala concentrator expansion	36.8	1.7	0.7
Cananea SX/EW plant	1.8	0.8	2.5
New copper filter at Toquepala	—	—	1.5
PLS dams at Huanaquera	—	—	1.5

Total projects	40.2	9.4	112.1

Maintenance CAPEX
Mexico	5.6	11.7	48.7
Peru	39.6	43.8	67.5

Total	45.2	55.5	116.2

Total capital expenditures excluding capitalized stripping	$85.4	$64.9	$228.3

Capitalized stripping	87.5	79.7	92.8

         Set forth below are descriptions of our current projects and expected capital expenditures.

  PAMA/Ilo Smelter Modernization

        Our largest outstanding short-term capital investment project is the Ilo smelter modernization. The project is part of our Environmental Compliance and Management Program (known by its Spanish acronym, PAMA), which was approved by the Peruvian government in 1997. The project will modernize the smelter and is targeted to capture no less than 92% of sulfur dioxide emissions, in compliance with Peru's environmental requirements. The project originally encompassed a two-phase approach to reach a final deadline for completion by January 2007. In the third quarter of 2003, the Peruvian Ministry of Energy and Mines accepted a modification proposed by the Company to complete the smelter modernization in one-phase within the final deadline originally established in the PAMA. The budget approved for this project is US$500 million, including US$185 million expended through March 31, 2005, and US$170.7 million budgeted for the remainder of 2005.

  Toquepala Leach Dump Project

        To improve cost containment and production efficiency, in 2003 we started a project at Toquepala to install a crushing, conveying and spreading system at the leach dumps. The approved budget for this project is approximately US$70 million, with approximately US$42 million expended through 2004. Completion is expected in mid-2005. The new system is expected to improve recovery at our leaching facilities and will largely eliminate costly truck haulage in the process.

  Cananea SX/EW Plant

        We intend to increase our Cananea Unit's production of electrolytic copper by building a new SX/EW plant named SXEW III, with a nominal capacity of 90 tons per day (32,850 tons per year). The plant will produce electrolytic copper cathodes of ASTM grade 1 or LME grade A. The project includes the installation of storage for deliverables required for operation of the plant and the installation of an emergency power plant and a fire protection system. The approved budget for this project is US$80 million, none of which has been expended to date, with an expected completion date of December 2006.

  Nueva Rosita Coal Plant

        We have begun work to increase the production at our Nueva Rosita unit in Coahuila, Mexico. This work consists of upgrading our Pasta de Conchos mine and re-engineering and modernizing our coking plant. At the Pasta de Conchos mine we have begun a US$13 million investment, of which US$2.1 million was expended in 2004, to increase coal production from 250,000 to 1,000,000 tons per year. At our coking plant a US$12 million investment has been committed to re-engineer and modernize 21 ovens, with US$2.7 million expended in 2004. With this re-engineering we expect to increase efficiency in the system to control emissions during the discharging of the ovens and provide for continuous operation. The expected completion date of the re-engineering is March 2006.

  Other Expenditures

        We are constructing auxiliary dams at Quebrada Honda for tailings. This project includes the construction of three auxiliary dams that will prevent decanted water of the Quebrada Honda embankment reservoir from entering the Quebrada Santallana. These dams will also serve as initial dams in case we decide to increase the embankment volume at Quebrada Honda. The project has an approved budget of US$7.0 million.

        The PLS dam projects at Huanaquera entail construction of new pregnant solution collection dams for the Toquepala leaching facility. The budget for this project is US$3.2 million, US$1.5 million of which was expended in 2004.

        In order to reduce operation and maintenance costs and comply with environmental requirements, we are replacing the disc filters at the Toquepala concentrator with a new vertical press filter. The project has a budget of US$3.2 million, of which US$1.5 million had been expended through 2004. The project is expected to be completed during the second quarter of 2005.

        In addition, research studies for tailings disposal at Toquepala and Cuajone continue. New alternatives, including the use of new reagents and the installation of new equipment using new techniques, are under consideration. The goal of the project remains the enhancement of the recovery and reuse of water resources, which will improve production costs and conserve resources. The project has an approved budget of US$4.0 million.

  Proposed Projects

        We have a number of projects that we believe we may develop in the future. We evaluate new projects on the basis of expected return, required investment and estimated production, among other considerations.

        Brownfield projects are development projects on existing properties, generally taking two to three years to complete. Below is a brief description of each of the brownfield projects that we believe we may pursue in the future. Information in the table below, including descriptions and investments are estimates only. The estimated completion time for each of these projects is two years. We cannot assure you that we will undertake any of these projects or that the information in the table below will be accurate for any project we do undertake.

Projects	Description	Location	Investment
(dollars in millions)
Concentrator	Additional 7,000,000 tons per year of sulfide ore processed	Cananea (Mexico)	US$80 - US$100
SX/EW Plant	Additional 22,000 tons per year of copper cathode	La Caridad (Mexico)	US$110 - US$130
Rod Plant	Additional 150,000 tons per year of copper rod	La Caridad (Mexico)	US$25 - US$35
Zinc Refinery	Additional 50,000 tons per year of refined zinc	San Luis Potosí (Mexico)	US$100 - US$120

        We also have additional projects that we are considering and may pursue.

Suppliers

  Supplier Relationship Strategies

        We intend to leverage the supplier relationships of our Peruvian and Mexican operations in order to utilize the most cost-effective suppliers for our combined operations. We anticipate that this will allow us to use existing suppliers of our Peruvian operations to meet our Mexican operation's needs, and vice versa, to take advantage of the most attractive pricing and delivery terms.

        We have undertaken a program to reduce spare parts inventories and to coordinate purchasing functions. Inventory reduction strategies include a consignment system for suppliers and a coding system for spare parts to permit inventory transfers among operating units. Reduced import duties under NAFTA have broadened the number of suppliers from whom we may purchase equipment and supplies.

  Concentrate Purchases

        The principal raw materials for our operations are ores from our own mines. Depending on market conditions and the available capacity of our processing facilities, we also purchase raw materials for our processing facilities, although we have reduced our purchases of ores in recent years. We anticipate that our current purchases of copper concentrates from third party suppliers for our Ilo smelter in Peru will diminish as a result of our facility investment at Toquepala, which is estimated to be completed in mid-2005. Our Minera México subsidiary processes metals on a toll basis for other mining operators at its San Luis Potosí facilities.

  Fuel, Electricity and Water Supplies

        Aside from ore, the principal raw materials for our operations are fuel (including fuel oil to power generators and diesel fuel for mining equipment), electricity and water. We believe that supplies of fuel, electricity and water are readily available. Although the prices of these raw materials may fluctuate, we have generally been able to offset all or a portion of our increased costs through cost-saving measures. However, during 2003 and 2004 we have experienced increases in energy prices that have surpassed levels we can effectively control through cost savings.

  Peru

        In Peru, electric power for our operating facilities is generated by two thermal electric plants owned and operated by Energía del Sur, S.A. (Enersur), a diesel and waste heat boilers plant located adjacent to the Ilo smelter and a coal plant located south of Ilo. Power generation capacity for Peruvian operations is currently 344 megawatts. In addition, we have 9 megawatts of power generation capacity from two small hydro-generating installations at Cuajone. Power is distributed over a 224-kilometer closed loop transmission circuit. We obtain fuel in Peru principally from the partially state-owned Refinería La Pampilla, S.A. (Relapasa).

        In 1997, we sold our Ilo power plant to Enersur and entered into a power purchase agreement. We and Enersur also entered into an agreement for the sharing of certain services between the power plant and our smelter at Ilo. These arrangements were amended in 2003, and we made a one-time contractual payment to Enersur of US$4.0 million associated with the termination of the original power purchase agreement. We believe we can satisfy the need for increased electricity requirements for our Peru operations from other sources, including local power providers.

        In Peru, we have water concessions for well fields at Huaitire, Vizcachas and Titijones and surface water rights from the Suches Lake, which together are sufficient to supply the needs of our two operating mine sites at Toquepala and Cuajone. At Ilo, we have desalinization plants that produce water for industrial and domestic use that we believe are sufficient for our current and projected needs.

  Mexico

        In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, or Pemex, the state oil monopoly. Electricity for our Mexican operations, which is used as the sole energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre's smelter by recovering energy in the cooling water for the flash furnace through a waste heat boiler. Accordingly, a significant portion of our operating costs in Mexico are dependent upon the pricing policies of Pemex and CFE, which reflect government policy as well as international market prices for crude oil and conditions in the crude oil and refinery markets. Mexcobre's natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999 permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs. However, during 2003 Minera México relied on industrial fuel oil due to the substantial increase in the price of natural gas. In addition, we are studying the possibility of extending our alternative sources of electrical power by investing in additional power generating facilities.

        In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the National Water Commission, or CNA). Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone. All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants. At our Cananea facility, we maintain our own wells and pay the CNA for water measured by usage. Water conservation committees have been established in each plant in order to conserve and recycle water. Water usage fees are updated on a yearly basis and have been increasing in recent years. Active lobbying of the authorities, through the Mining Chamber, is undertaken in order to limit increases in fees.

Environmental and Related Matters

  Peru

        Some of our operations are subject to applicable Peruvian environmental laws and regulations. The Peruvian government, through its Ministerio de Energía y Minas (the Ministry of Energy and Mines, or MEM) conducts certain annual audits of our Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions and effluent monitoring are reviewed. We believe we are in material compliance with applicable Peruvian environmental laws and regulations.

        In accordance with Peruvian regulations, in 1996 we submitted our Programa de Adecuación y Manejo Ambiental (Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) to the MEM. A third-party environmental audit was conducted in order to elaborate the PAMA. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. Our PAMA was approved in January 1997 and contains 34 mitigation measures and projects necessary to (1) bring the existing operations into compliance with the environmental standards established by the MEM and (2) identify areas impacted by operations that are no longer active and need to be reclaimed or remediated. By the end of 2004, 31 of these projects were completed, including all PAMA commitments related to our operations in Cuajone and Toquepala. The three pending PAMA projects all relate to the Ilo smelter operations. The primary areas of environmental concern are the smelter reverberatory slag eroded from slag deposits up until 1994, and atmospheric emissions from the Ilo smelter.

        The slag remediation program is progressing as scheduled and is expected to be completed by 2007. With respect to the smelter emissions, the third phase of the Ilo smelter modernization has started and is scheduled to be completed by 2007. In July 2003, we awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holdings Limited). We believe the selected proposal complies with the current environmental regulations. This project is our largest short-term capital investment project and is estimated at US$500 million, including US$185 million expended through March 31, 2005. Beginning in 1995 and continuing while this project is under construction, we have established an emissions curtailment program that has allowed us to comply with the annual sulfur dioxide air quality standard (established by the MEM in 1996) in the populated areas of the city of Ilo.

        On October 14, 2003, the Peruvian Congress published a new law announcing future closure and remediation obligations for the mining industry. On March 14, 2004, MEM published proposed regulations for this law. The law was amended on May 28, 2004 but the regulations have not been finalized. The amended law requires existing mining operations to present a Mine Closure Plan to the MEM within one year or before October 15, 2004. Since the regulations have not been approved, on October 15, 2004, we submitted a notice to the MEM stating that based on current legislation we were unable to make a reasonable estimate of our closure obligation. It is expected that final regulations detailing requirements of the law will be published in 2005, and we will be required to submit the Mine Closure Plan thereafter. The law requires companies to provide financial guarantees to insure that remediation programs are completed. We anticipate that this law, when in force, will increase our asset retirement obligations and require future expenditures and amortizations over the life of the mine to satisfy its requirements. We believe the liability for these asset retirement obligations cannot currently be measured, or reasonably estimated, based on the proposed generalities of this law. We are studying the impact this law will have on our results, but currently cannot reasonably estimate the effect until final regulations are published. On May 8, 2005, Law No 28506 was published. It requires existing mining operations to present a Mine Closure Plan within one year from the date the relevant regulations come into force. Although such regulations have not yet been enacted, Law No 28506 establishes that the MEM has 60 days from the date of Law No 28506's publication (60 days from May 8, 2005) in order to enact the relevant regulations.

        For our Peruvian operations, environmental capital expenditures were US$2.5 million, US$2.2 million and US$65.5 million in 2002, 2003 and 2004, respectively. We foresee significant environmental capital expenditures in 2005. Approximately US$171 million has been budgeted in 2005; the smelter project accounts for most of this budget.

  Mexico

        Some of our operations are subject to Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution and hazardous and solid wastes. Some of these laws and regulations are relevant to legal proceedings pertaining to our San Luis Potosí facilities. See "—Legal Proceedings—San Luis Potosí Facilities."

        The principal legislation applicable to our Mexican operations is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection, or the Environmental Law), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection, or the PROFEPA). The PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards and, if warranted, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most egregious cases may result in the temporary or permanent closing of noncomplying facilities, the revocation of operating licenses and/or other sanctions or fines. Also, according to the Código Penal Federal (Federal Criminal Code), the PROFEPA has to inform corresponding authorities regarding environmental crimes.

        Our operations near the U.S.-Mexican border are also subject to the Agreement on Cooperation for the Protection and Improvement of the Environment in the Border Area, or the La Paz Agreement, which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality along the border. The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at our smelters in northwestern Mexico. In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, Minera México shut down the Cananea smelter and operations at Monterrey in December 1999.

        Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999. However, management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on our business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Although we believe that all of our facilities are in material compliance with applicable environmental, mining and other laws and regulations, we cannot assure you that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on our business, properties, results of operations, financial condition or prospects.

        Due to the proximity of certain facilities of Minera México's subsidiaries near urban centers, the authorities may implement certain measures that may impact or restrain the operation of such facilities. Any enforcement action to shut down any such facilities may have an adverse effect on the operating results of the relevant subsidiary.

        We have instituted extensive environmental conservation programs at our mining facilities in Peru and Mexico. Our environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

        For our Mexican operations, our environmental capital expenditures for the period from 2000 through 2003 were US$36.5 million, and were US$8.6 million in 2004.

Legal Proceedings

  Class Action

        Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) in late December 2004 and early January 2005 relating to our recent acquisition of Minera México. On January 31, 2005, the three actions—Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and Southern Peru Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Peru Copper Corporation, et al., Civil Action No. 978-N—were consolidated into one action titled, In re Southern Peru Copper Corporation Shareholder Derivative Litigation, Consol. C.A. No. 961-N, and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit. The consolidated action purports to be brought on behalf of our common stockholders.

        The consolidated complaint alleges, among other things, that the acquisition of Minera México is the result of breaches of fiduciary duties by our directors and is not entirely fair to the us and our minority stockholders. The consolidated complaint seeks, among other things, a preliminary and permanent injunction to enjoin the acquisition, the award of damages to the class, the award of damages to us and such other relief that the court deems equitable, including interest, attorneys' and experts' fees and costs. We believe that this lawsuit is without merit and we intend to vigorously defend ourselves against this action.

        It is the opinion of our management that the outcome of the aforementioned legal proceeding and tax contingencies mentioned in our financial statements, as well as other miscellaneous litigation and proceedings now pending, will not have a material adverse effect on our financial position or results of operations on us and our consolidated subsidiaries.

  Peruvian Mining Royalty

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge on the mining industry. Regulations for the new law were published in the fourth quarter of 2004 and further in January 2005. We filed suit in the civil court of Lima to protest that this law is unconstitutional. However, in April 2005, the Peruvian Constitutional Tribunal ruled that the law is constitutional. In addition, the Constitutional Tribunal stated that this charge applied to all concessions held in the mining industry. Previously we had entered into a stability contract with the Peruvian government (a "Guaranty and Promotional Measures for Investment Contract") relating to our SX/EW production, which agreement purports to, among other things, fix tax rates and other contributions relating to such production. We believe that the mining royalty does not apply to our SX/EW production due to the stability contract entered into with the Peruvian government. There is no guarantee, however, that the Peruvian government will not determine that our SX/EW production is exempt from the mining royalty. We have recorded in 2004 and the first quarter of 2005 provisions of US$17.6 million and US$6.9 million, respectively, included in cost of sales on our statement of earnings, which does not include approximately US$3.0 million of additional potential liability relating to our SX/EW production as of March 31, 2005. We further discuss this new tax in "Business—Mining Rights and Concessions—Peru."

  Peruvian Investment Shares

        In April 1996, we were served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of investment shares, formerly called "labor shares," of our SPCC Peru Branch, plus dividends. In December 1999, a civil court of first instance in Lima decided against us, ordering the delivery of the investment shares and dividends to the plaintiffs. We appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court's decision. Upon our appeal, the Peruvian Supreme Court annulled the proceeding noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The lawsuit was dismissed by the lower court in January 2005. The plaintiffs have appealed to the superior court. We have not made a provision for this lawsuit because we believe that we have meritorious defenses to the claims asserted in the complaint.

        In February 2004, approximately 3,000 former employees served a similar complaint in Peru against the SPCC Peru Branch. In February 2004, the first instance labor court dismissed the complaint due to a deficient joinder of claims. In August 2004, the superior labor court affirmed the decision. Notwithstanding the foregoing, former employees may, individually, file complaints regarding the same matter.

  Ejido Land Matter

        In July 1991, the Mexican agricultural community of Pilares de Nacozari Ejido, or Ejido, commenced an action in the first federal district court in Sonora, Mexico against the Mexican Ministry of Agrarian Reform, or the Ministry. The action alleged improper expropriation of approximately 1,500 hectares of land adjacent to the La Caridad mine and on which certain of Mexcobre's facilities are currently located. Mexcobre was not named as a defendant in the action although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973 and has alleged legal and physical impossibility of returning the land.

        There has been no final resolution of this matter, but the Mexican Appellate District Court, before whom this matter is presently docketed, has twice before issued a ruling stating that it is impossible to return the land as a means of restitution. A third and final ruling from the Mexican Appellate District Court is expected soon. We believe that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial liability with respect to such compensation would not be material.

  Coremi Royalties

        When Mexcobre originally received mining concessions related to its La Caridad unit in 1970, it was required to pay royalties to the Council of Mineral Resources, which we refer to as Coremi. When the Mining Law came into effect in 1992, this obligation was terminated. However, Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy did not concede that our royalty obligation to Coremi was terminated and, in 1995, Coremi initiated a series of legal actions that are still pending. In August 2002, Coremi filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre the payment of royalties due since 1997. Mexcobre answered and denied Coremi's claims in October 2002 and currently is in the discovery stage (etapa de ofrecimiento de pruebas). The parties are currently seeking a negotiated settlement. We and Mexcobre believe that any such payment related to this matter would not be material to us or to Mexcobre.

  San Luis Potosí Facilities

        The municipality of San Luis Potosí has granted Desarrolladora Intersaba, S.A. de C.V. licenses of use of land and construction for housing and/or commercial zones in the former Ejido Capulines, where the residential project "Villa Magna" is expected to be developed in the near future.

        The "Villa Magna" residential project will be developed within what Immsa believes are the boundaries of an environmental and safeguard buffer zone required to be created and maintained pursuant to the Environmental Law and its regulations, based on a risk study approved by the Environmental and Natural Resources Ministry. This risk study revealed that the operation of the zinc refinery, by its nature, represents potential risks to third parties.

        Based on the foregoing, Immsa has initiated two different actions regarding this matter:

            (i)  first, against the Municipality of San Luis Potosí, requesting the annulment of the authorization and licenses granted to Desarrolladora Intersaba, S.A. de C.V. to develop "Villa Magna" within the zinc plant's safeguard and buffer zone; and

           (ii)  second, against the PROFEPA's administrative resolution "advising" (rather than enforcing) the Municipality to acknowledge the safeguard buffer zone around Immsa's zinc refinery as approved by the Environmental and Natural Resources Ministry.

        These actions are awaiting final resolutions. Immsa believes that, should the outcome of the above mentioned legal proceedings be adverse to Immsa's interests, the construction of the "Villa Magna" housing and commercial development would not, in itself, affect the operations of Immsa's zinc plant.

        In addition to the foregoing, Immsa has initiated a series of legal and administrative procedures against the Municipality of San Luis Potosí due to its refusal to issue Immsa's use of land permit in respect of its zinc plant. The Municipality has refused to grant such license based on the argument that Immsa has failed to submit, as part of the application process, a manifestación de impacto ambiental (environmental impact assessment). Immsa believes that the environmental impact assessment is not required because Immsa will not undertake construction activities. Immsa anticipates that the trial judge will order the Municipality to continue the analysis of Immsa's request to issue the licencia de uso de suelo (use of land permit).

  Tax and Statutory Workers' Profit Sharing Matters

  Peruvian Operations

        We are regularly audited by the federal, state and foreign tax authorities both in the United States and internationally. These audits can result in proposed assessments. In 2002, the Internal Revenue Service ("IRS") issued a preliminary Notice of Proposed Adjustment for the years 1994 through 1996. In 2003, we settled these differences with the IRS and made a payment of US$4.4 million, including interest. Generally, the years 1994 through 1996 are now closed to further adjustment.

        The IRS is now completing its field audit of the tax years 2000 through 2002 and previously completed the field audit work for 1997 through 1999. During the audit of the tax years 1997 through 1999, the IRS questioned our accounting policy for determination of useful lives, the calculation of deductible and creditable Peruvian taxes, the methodology of capitalizing interest and the capitalizing of certain costs (drilling, blasting and hauling) into inventory value as items for possible adjustment. In the fourth quarter of 2003, we and the IRS jointly requested technical advice from the IRS National Office to help resolve the inventory value dispute. The years 1997 through 2002 will remain open until the inventory value and all outstanding issues are resolved. We believe that the positions that we are reporting to the IRS are correct and appropriate. We believe that we have substantial defenses to the IRS assessments and that adequate provisions have been made so that resolution of any issues raised by the IRS will not have an adverse effect on our consolidated financial condition or results of operations. Significant management judgment is required in determining the provision for tax contingencies. The estimate of the probable cost for resolution of the tax contingencies has been developed in consultation with legal and tax counsel. We do not believe that there is a reasonable likelihood that there is an exposure to loss in excess of the amounts accrued therefore.

        In December 2004 and January 2005, we received assessments and penalties from the Peruvian Tax Administration ("SUNAT") for the fiscal years 2000 and 2001, in which certain deductions taken by us were disallowed. SUNAT has objected to our method of deducting vacation pay accruals in 2000, a deduction in 2000 for a fixed asset write-off, as well as certain other deductions in both years. We have appealed these assessments and resolution is still pending.

        In prior years, we received assessments and penalties from SUNAT for fiscal years 1996 through 1999, in which several deductions taken were disallowed. SUNAT has challenged our depreciation method and deduction of other expenses related to charges incurred outside of Peru from 1996 through 1999, and the deduction of certain exchange differences and interest expenses from 1997 through 1999. We appealed these assessments and resolution is still pending.

        In February 2003, the Peruvian tax court confirmed SUNAT's assessments and penalties with regard to depreciation and deductions of other expenses incurred outside of Peru for fiscal years 1996 and 1997. Consequently, we recognized an additional tax and workers participation liability for fiscal years 1998 and 1999 on the amounts assessed by SUNAT. Therefore, in 2003 we recorded a charge to workers' participation (included in cost of sales (exclusive of depreciation, amortization and depletion) on the statement of earnings) and income tax expense of US$0.5 million and US$4.4 million, respectively. We have, however, not recognized a liability for penalties and interest assessed by SUNAT in connection with the depreciation and other expenses deductions as we consider they are not applicable. The status of the penalty appeals is as follows:

        With regard to the appeal of the penalty related to fiscal year 1996, we were required to issue a letter of credit to SUNAT of US$3.4 million, which was issued in July 2003. This deposit is recorded in other assets on the condensed consolidated balance sheet. The Peruvian tax court denied our appeal in February 2004. Consequently, in April 2004, we filed a lawsuit against the Peruvian tax court and SUNAT in the superior court of Peru. We were not required to issue a deposit for appeal of assessments and rulings with respect to any other years.

        With regard to the penalty issued by SUNAT related to fiscal year 1997, in November 2002 the Peruvian tax court indicated that the penalty needed to be modified and declared the previously issued penalty null. According to this tax court resolution, SUNAT issued a new penalty in December 2003. This penalty and penalties related to fiscal years 1998 and 1999 have been protested before SUNAT.

        We continue to appeal SUNAT's assessment of all penalties and interest related to the disallowance of the above-mentioned items for fiscal years 1997 through 1999.

        Our appeal before the Peruvian tax court relating to the assessments (pertaining to the deduction of certain interest expense) for fiscal year 1997, was denied. In this regard, in May 2003, we filed a lawsuit before the superior court against SUNAT and the Peruvian tax court seeking the reversal of the ruling of the tax court. The tax court has not ruled on the interest deductions for 1998 or 1999.

        We have not recorded any expense associated with the assessment challenging deductions of interest expense for the years 1997, 1998, or 1999, nor have we recorded any expense associated with the assessments for the years 2000 and 2001.

        We also received assessments and penalties from SUNAT, claiming omissions related to advanced income tax payments, during fiscal years 2000 and 2001. SUNAT also required the SPCC Peru Branch to perform income tax withholdings at a rate of 30% for commissions applied to a guaranty securing the granting of a loan for fiscal years 1998 through 2001.

  Mexican Operations

        In May 2005, the Mexican Supreme Court rendered a decision that changed the method of computing the amount of statutory worker's profit sharing required to be paid by some Mexican companies. The Supreme Court's ruling in effect prohibited the application of net operating loss carryforwards in computing the income used as the base for determining the worker's profit sharing amounts. We are currently evaluating the possibility of a judicial challenge of this ruling. Nevertheless, the Company has elected to recognize in our results of operations for the US$20.7 million for workers' profit sharing related to 2004 in addition to the year-to-date estimate of our potential liability. The 2004 workers' profit sharing liability estimate may vary in subsequent interim periods as the Company continues to evaluate the basis of this calculation.

  Other Proceedings

        We are involved in various other legal proceedings incidental to our operations, but we do not believe that decisions adverse to us in any such proceedings individually or in the aggregate would have a material adverse effect on our financial position or results of operations.

        Our direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving ASARCO LLC ("Asarco"). Asarco, a mining company, is indirectly wholly owned by Grupo México. In March 2003, AMC purchased its interest in SPCC from Asarco. In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco's environmental liabilities and AMC's then-proposed purchase of SPCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. In October 2004, AMC, Grupo México, Mexicana de Cobre and other parties, not including SPCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC's purchase of SPCC from Asarco should be voided as a fraudulent conveyance. While Grupo México and its affiliates believe that these claims are without merit, we cannot assure you that these or future claims, if successful, will not have an adverse effect on our parent corporations or us. In 2005, certain subsidiaries of Asarco filed bankruptcy petitions in connection with alleged asbestos liabilities.

Employees

        As of March 31, 2005, we employed 12,845 persons, approximately 77% of whom are covered by labor agreements with ten different labor unions. During the last several years, we have routinely experienced strikes or other labor disruptions that have had an adverse impact on our operations and operating results. We cannot assure you that in the future we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our financial condition and results of operations.

  Peru

        In Peru on August 31, 2004, unionized workers at our mining units in Toquepala and Cuajone stopped work and asked for additional wage increases based on high metals prices. The strike ended after twelve days. The union demands included salary increases, benefits and different application of certain aspects of their labor agreements and it also expressed opposition to our acquisition of Minera México. The Peruvian labor ministry declared the strike illegal and the workers returned to work but asserted their right to return to strike. In early 2005, the workers removed the strike threat, indicating they would pursue their grievances through the labor ministry. There were no labor strikes in 2003. There were fourteen days of labor strikes in the fourth quarter of 2002 in the Toquepala area.

  Mexico

        Approximately 77% of our Mexican labor force at March 31, 2005 were members of the Sindicato Nacional de Trabajadores Minero Metalúrgicos y Similares de la República Mexicana, A.C. (the National Mine Workers Union, or the Union). Under Mexican law, the terms of employment for unionized workers is set forth in collective bargaining agreements. Mexican companies negotiate the salary provisions of collective bargaining agreements with the labor unions annually and negotiate other benefits every two years. We conduct negotiations separately at each mining complex and each processing plant.

        In Mexico on July 12, 2004, the workers of Mexicana de Cobre went on strike, asking for the review of certain contractual clauses; workers were satisfied with the review and returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, followed by the Mexicana de Cobre workers. The strike lasted for 6 days at Mexicana de Cobre and 9 days at Mexicana de Cananea. The strike was resolved by the acquisition by Minera México of the 5% of the stock of Mexicana de Cananea and Mexicana de Cobre that was owned by the Union.

        On January 20, 2003, approximately 1,117 members of the Union went on strike at the Mexcananea's Cananea mines in the state of Sonora, alleging a violation of their collective bargaining agreement. This strike was resolved on February 5, 2003.

        On October 30, 2002, approximately 453 members of the Union went on strike at Immsa's Electrolytic Zinc Plant, in the state of San Luis Potosí, alleging a violation of their collective bargaining agreement. This strike was resolved before the Mexican Ministry of Labor declared the strike illegal on November 14, 2002.

        On June 3, 2002, approximately 1,256 members of the Union went on strike at Mexcananea's Cananea mine, in the state of Sonora, alleging a violation of their collective bargain agreement. This strike was resolved on June 9, 2002, and Mexcananea and the Union agreed to a 5.25%, salary increase and a reclassification of the categories of employees that provided for an increase in the maximum salary per category of 4.75%.

        On June 3, 2002, approximately 280 members of the Union went on strike at Immsa's Nueva Rosita Plant, in the state of Coahuila, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on June 8, 2002, and Immsa and the

Union agreed to a 5.25% salary increase and a reclassification of the categories of employees that provided for an increase in the maximum salary per category of 4.75%.

        On March 5, 2002, approximately 212 members of the Union went on strike at Immsa's Pasta de Conchos Unit, in the state of Coahuila, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

        On March 5, 2002, approximately 531 members of the Union went on strike at Immsa's San Martín mine, in the state of Zacatecas, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on April 4, 2002, and Immsa and the Union agreed to a 5.75% salary increase.

        On March 5, 2002, approximately 1,239 members of the Union went on strike at Mexcobre's concentrator mine, in the state of Sonora, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on April 16, 2002, and Mexcobre and the Union agreed to a 5.75% salary increase.

        On March 7, 2002, approximately 468 members of the Union went on strike at Immsa's electrolytic zinc plant, in the state of San Luis Potosí, as a result of a disagreement over the manner in which raises were to be determined during 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

        Employees of the Mexcobre and Cananea Units reside in town sites at La Caridad and Cananea, respectively, where we have built approximately 2,000 houses and apartments and 275 houses and apartments, respectively. Employees of the Immsa Unit principally reside on the grounds of the mining or processing complexes in which they work and we have built approximately 900 houses and apartments for such employees. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our town sites and housing complexes include educational and, in some units, medical facilities, churches, social clubs, shopping, banking and other services. At the Cananea Unit, health care is provided free of charge to employees and retired unionized employees and their families.

Cerro/Phelps Dodge Registration Rights Agreement

        We have entered into a registration rights agreement dated as of March 31, 2005, with the selling stockholders and certain of their and our affiliates. Subject to certain conditions, the registration rights agreement requires us to use our reasonable best efforts to file a shelf registration statement and have it declared effective by the SEC as promptly as practicable and assure this registration statement remains effective for a period of one year from the date it becomes effective. The offering described in this prospectus supplement and the attached prospectus is intended to fulfill certain requirements under the registration rights agreement. Under the agreement, generally during the first six months following the effective date of this shelf registration statement, the selling stockholders will only be permitted to sell shares of our common stock through underwritten offerings that we sponsor, other than certain permissible transfers to affiliates of the selling stockholders. The price, underwriting discount and other financial terms related to the resale of the common stock in connection with any such underwritten offering will be subject to the reasonable approval of each selling stockholder electing to participate in the underwritten offering. Subject to monthly volume-based selling restrictions, the selling stockholders may effect further sales of shares of our common stock during the six-month period following the end of the initial six month period, although we will not be obligated to sponsor any underwritten offerings in connection with any such further sales.

        For additional information regarding the sale of our common stock by the selling stockholders and related terms of the registration rights agreement, see "Plan of Distribution" in the attached prospectus and "Underwriting" in this prospectus supplement.

MANAGEMENT

        Set forth below is information with respect to each of our executive officers and directors.

Name	Age	Position
Germán Larrea Mota-Velasco(1)(3)(5)	51	Chairman of the Board
Oscar González Rocha(1)(3)	66	President, Chief Executive Officer and Director
Xavier García de Quevedo Topete(3)(5)	58	Executive Vice President, Chief Operating Officer
J. Eduardo González Felix	36	Vice President, Finance, Chief Financial Officer
Armando Ortega Gómez(1)(4)	44	Vice President, Legal, General Counsel and Secretary
José N. Chirinos Fano	63	Comptroller
Mario Vinageras Barroso	49	Vice President, Commercial
Remigio Martinez Muller	61	Vice President, Exploration
Vidal Muhech Dip	64	Vice President, Projects
Emilio Carrillo Gamboa(1)(2)(5)(6)	67	Director
Jaime F. Collazo González	53	Director
Harold S. Handelsman	58	Director
Genaro Larrea Mota-Velasco(5)	44	Director
Luis Miguel Palomino Bonilla(2)(4)(6)	45	Director
Gilberto Perezalonso Cifuentes(2)(3)(6)	62	Director
Juan Rebolledo Gout(1)	54	Director
Carlos Ruíz Sacristán(4)	55	Director

(1)
Member of the Executive Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

(4)
Member of the Special Nominating Committee.

(5)
Member of the Nominating Committee.

(6)
Member of the Stock Incentive Plan Committee.

        Germán Larrea Mota-Velasco has served as our Chairman of the Board since December 1999 and as a member of the Board of Directors since November 1999. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Grupo México (holding) since 1994. Mr. Larrea has been Chairman of the Board and Chief Executive Officer of Grupo Minero México (mining division) since 1994. Mr. Larrea was previously Executive Vice Chairman of Grupo México and has been a member of the Board of Directors since 1981. He is also a director of Grupo Comercial América, S.A., Grupo Bursátil Mexicano S.A., Bolsa Mexicana de Valores and Grupo Televisa, S.A. de C.V. He and Mr. Genaro Larrea Mota-Velasco are brothers.

        Oscar González Rocha has served as our Chief Executive Officer since October 21, 2004. Previously, he was our General Director and Chief Operating Officer from December 1999 to October 20, 2004. He has also served as a member of our Board of Directors and as our President since November and December 1999, respectively. He has been a director of Grupo Mexico since 2002.

        Xavier García de Quevedo Topete has served as Executive Vice President and Chief Operating Officer since 2005 and served as a member of our Board of Directors from November 1999 to the present. He has been the President of Minera México since September 1, 2001. He has been a director of Grupo México since April 2002.

        J. Eduardo González Felix has served as our Vice President, Finance and Chief Financial Officer and Director since March 11, 2005. He has been President and Chief Executive Officer of Grupo México's Mining Division (Americas Mining Corporation) since January 2004 and its Chief Financial Officer since 1999. Mr. González was the Chief Financial Officer of Minera México from mid-2001 to

December 2003. He had also headed Grupo México's Treasury and Investor Relations departments from 1999 to 2001. Prior to joining Grupo México, Mr. González was a Senior Associate at McKinsey & Company, Inc., heading work for clients in various countries and industry sectors.

        Armando Ortega Gómez has served as a member of our Board of Directors since August 2002. Mr. Ortega was appointed our General Counsel on October 23, 2003, and has served as our Vice President, Legal and Secretary since April 25, 2002. He has been General Counsel of Grupo México since May 2001. He is also an Assistant Secretary of Grupo México. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from 1997 to May 2001, and was negotiator for international matters for said Ministry from 1988 to May 2001.

        José N. Chirinos Fano has served as our Comptroller since April 2005 and served as our Treasurer from April 2004 to April 2005. He has been Director of Comptroller and Finance since December 1999. Since 1994 he has been our Assistant Comptroller. Since January 2004, Mr. Chirinos has been Vice President of Finance and Chief Financial Officer of Southern Peru Limited. He has held various positions in Accounting, Administration and Finance during his 38 years at our company.

        Mario Vinageras Barroso has served as our Vice President, Commercial since April 25, 2002. He has been Commercial Director of Grupo México since September 1994 and Corporate Director of Sales of Grupo México since June 1, 2000.

        Remigio Martinez Muller has served as our Vice President, Exploration since April 25, 2002. He has been Corporate Director of Exploration of Grupo México since 2002. From 1990 to 2001 he was Director of Exploration of Mexicana de Cobre, S.A. de C.V. Mr. Martinez has held several managerial positions within Grupo México and its predecessor, Asarco Mexicana. Currently, he is also President and Director of Minto Explorations Ltd., which is listed on the Vancouver Stock Exchange.

        Vidal Muhech Dip has served as our Vice President, Projects since April 25, 2002. He has been Corporate Director of Engineering and Construction of Grupo México since April 1995. Previously, he was Director of Engineering and Construction of Industrial Minera México from 1985 to 1995.

        Emilio Carrillo Gamboa has served as a member of our Board of Directors since May 30, 2003. Mr. Carrillo Gamboa is a partner of the law firm Bufete Carrillo Gamboa, S.C. Since March 9, 2005, he has been Chairman of the Board of the Mexico Fund, Inc. He is also Chairman of the Board of Holcim-Apasco, S.A. de C.V. Mr. Carrillo Gamboa also currently serves on the boards of Grupo Modelo, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V., San Luis Corporación, S.A. de C.V., Empresas ICA Sociedad Controladora, S.A. de C.V., Grupo México and the Mexico Fund, Inc.

        Jaime F. Collazo González has served as a member of our Board of Directors since April 28, 2004 and our Vice President, Finance and Chief Financial Officer from April 28, 2004 to March 10, 2005. He has been Director of Administration Auditing and Information Technology of Grupo México since March 2004. Previously he was Managing Partner of Administration and Business Consulting, SC from 1999 to 2003 and Vice President and CFO of IBM Mexico from 1994 to 1998.

        Harold S. Handelsman has served as a member of our Board of Directors since August 2002. Mr. Handelsman has served as Executive Vice President and General Counsel of The Pritzker Organization, LLC, a private investment firm, since 1998. Mr. Handelsman has also been a senior executive officer of the Hyatt Corporation since 1978, currently serving as Senior Vice President, Secretary and General Counsel, and is a director of a number of private corporations.

        Genaro Larrea Mota-Velasco has served as a member of our Board of Directors since November 1999. He also served as our Vice President, Commercial from December 1999 until April 25, 2002. He was Managing Commercial Director of Grupo México from 1994 to August 30, 2001, and has been a director of Grupo México since 1994. He and Mr. Germán Larrea Mota-Velasco are brothers.

        Luis Miguel Palomino Bonilla has served as a member of our Board of Directors since March 19, 2004. Mr. Palomino has been the principal and senior consultant of Proconsulta International (a financial consulting firm) since 2003. Previously he was First Vice President and Chief Economist, Latin America for Merrill Lynch Pierce Fenner & Smith, New York (investment banking) from 2000 to 2002. He was Chief Executive Officer, Senior Country and Equity Analyst of Merrill Lynch, Peru (investment banking) from 1995 to 2000. Mr. Palomino has held various positions with banks and financial institutions as an economist, financial advisor and analyst.

        Gilberto Perezalonso Cifuentes has served as a member of our Board of Directors since June 2002. From 1980 until February 1998, Mr. Perezalonso held various positions with Grupo Cifra S.A. de C.V., the most recent position being that of General Director of Administration and Finance. From 1998 until April 2001, he was Executive Vice President of Administration and Finance of Grupo Televisa, S.A. He is currently Treasurer of the Asociación Vamos México A.C., consultant to the Presidency of Grupo Televisa, S.A. and a member of its Board and its Executive Committee. He is also a member of the investment committee of IBM de México. He is a member of the advisory council of Banco Nacional de México, S.A., the board and of the investment committee of Afore Banamex, the board and of the investment committee of Siefore Banamex No. 1, and is a member of the Boards of Gigante, S.A. de C.V., International Center for Human Development, Costa Rica, Masnegocio Co. S. de R.L. de C.V., and Financiera Compartamos, S.A. de C.V., SFOL. Mr. Perezalonso is currently the Managing Director of Aeroméxico (Aerovías de México, S.A. de C.V.).

        Juan Rebolledo Gout has served as a member of our Board of Directors since May 30, 2003. Mr. Rebolledo has been International Vice President of Grupo México since 2001. He was Undersecretary of Foreign Affairs of Mexico from 1994 to 2000 and Deputy Chief of Staff to the President of Mexico from 1993 to 1994.

        Carlos Ruíz Sacristán has served as a member of our Board of Directors since February 12, 2004. Mr. Ruíz has held various positions in the Mexican government, most recently as Secretary of Communication and Transportation of Mexico from 1995 to 2000. Mr. Ruíz is the owner and managing partner of Proyectos Estratégicos Integrales, a Mexican investment banking firm specializing in agricultural, transport, tourism and housing projects.

Committees of the Board of Directors

  Executive Committee

        Pursuant to our by-laws, the Executive Committee has the delegated power to exercise all the powers and authority of the Board, except for those prohibited by statute. At the Board's discretion, the Executive Committee shall have such more limited or specific powers as the Board may from time to time designate. The Executive Committee is comprised of Messrs. Germán Larrea Mota-Velasco (Chairman), Oscar González Rocha, Emilio Carrillo Gamboa, Armando Ortega Gómez and Juan Rebolledo Gout.

  Audit Committee

        The functions of the Audit Committee include approving the engagement of independent accountants, reviewing and approving the fees, scope and timing of their other services and reviewing the audit plan and results of the audit. The Audit Committee also reviews our policies and procedures on internal auditing, accounting and financial controls. The implementation and maintenance of internal controls are understood to be primarily the responsibility of management. The Audit Committee is comprised of Messrs. Emilio Carrillo Gamboa (Chairman), Luis Miguel Palomino Bonilla (Audit Committee Financial Expert) and Gilberto Perezalonso Cifuentes (Audit Committee Financial Expert).

  Compensation Committee

        The Compensation Committee has general responsibility for the administration, interpretation and oversight of all aspects of remuneration, including compensation, benefits and perquisites of all of our executive officers and other of our key employees and those of our subsidiaries. The Compensation Committee is comprised of Messrs. Germán Larrea Mota-Velasco, Oscar González Rocha, Xavier García de Quevedo Topete and Gilberto Perezalonso Cifuentes.

  Special Nominating Committee

        The Special Nominating Committee functions as a special committee to nominate special independent directors to the Board. Pursuant to our restated certificate of incorporation, as amended, a special independent director is any director who (1) satisfies the independence requirements of the New York Stock Exchange and has been nominated to the Board by the Special Nominating Committee or (2) was nominated to the Board by holders of our class A common stock (other than Grupo México). The Special Nominating Committee has the right to nominate a number of special independent directors based on the percentage of our common stock owned by all holders of our common stock, other than Grupo México. The Special Nominating Committee presently consists of Messrs. Luis Miguel Palomino Bonilla, Carlos Ruíz Sacristán and Armando Ortega Gómez, our general counsel.

  Nominating Committee

        The Nominating Committee considers and makes recommendations to the Board of Directors with respect to the nominations, tenure policy and committee assignments for directors representing the common stockholders. The Nominating Committee is comprised of Messrs. Germán Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Xavier García de Quevedo Topete and Emilio Carrillo Gamboa.

  Stock Incentive Plan Committee

        The Stock Incentive Plan Committee functions as a special committee to select officers and other employees for participation in the Stock Incentive Plan and determine the timing, pricing and amount of awards and benefits granted under the Stock Incentive Plan. The Stock Incentive Plan Committee is comprised of Messrs. Emilio Carrillo Gamboa, Luis Miguel Palomino Bonilla and Gilberto Perezalonso Cifuentes.

RELATED PARTY TRANSACTIONS

        As amended on March 31, 2005, our Restated Certificate of Incorporation requires that a committee of our board of directors made up of independent directors review certain new related party transactions with a value of US$10 million or more.

        Below we describe certain transactions into which we have entered with affiliated parties. We believe these transactions have been entered into on an arm's-length basis. We may enter into similar or other related party transactions in the future.

        Grupo México, our ultimate parent and the majority indirect stockholder of us and our affiliates, provides various services to us. In 2004, these activities were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment, purchasing, procurement and logistics, sales and administrative and other support services. Grupo México is reimbursed for these services. The total amount paid by us to Grupo México for such services in 2004 was US$13.8 million. We expect to continue to pay for these services for the foreseeable future in an amount of US$13.8 million per year.

        The holders of our common stock and their affiliates purchase copper products from us from time to time at prices determined by reference to the LME and COMEX market price for copper at such time. We expect that our policy of determining prices for related party transactions by reference to the LME or COMEX market prices for copper at the time of any such transaction will continue.

        Subsidiary companies of Grupo México purchased US$9.3 million, US$6.3 million and US$13.0 million of metal products (gold, silver, sulfuric acid and copper) from SPCC in 2002, 2003, and 2004, respectively.

        Sociedad Minera Cerro Verde, S.A.A., an affiliate of the selling stockholders that are affiliates of Phelps Dodge Corporation, purchased US$2.1 million, US$1.9 million and US$3.7 million of acid products from us in 2002, 2003 and 2004, respectively.

        Cerro Wire and Cable LLC, or Cerro, an affiliated company of one of our stockholders, purchased US$70.2 million of copper products from us in 2004. There were no purchases by Cerro in 2002 and 2003.

        In 2003, we purchased from Asarco, a former stockholder of ours and a subsidiary of Grupo México, used mining equipment. In compliance with Peruvian regulations related to used vehicles and mining equipment, the trucks and mining equipment were independently appraised at fair market value at the time of purchase for US$10 million. Additionally in 2003, we purchased from Asarco mineral exploration properties in Chile at a cost of US$3.7 million. We used an independent appraisal firm to determine the purchase price.

        On January 15, 2004, we entered into a tolling agreement with Asarco. Under the terms of the agreement, in the first quarter of 2004 we, through our wholly owned U.S. subsidiary, Southern Peru Limited, or SPL, commenced delivering to Asarco at its Amarillo, Texas refinery, copper cathodes for conversion into copper wire rods, which we sell in the United States. We delivered 77,000 tons of copper during 2004 to the Asarco refinery. We pay Asarco a tolling charge upon its receipt of copper. Tolling charges paid to Asarco were US$3.8 million in 2004 and are included in cost of sales in our consolidated statement of earnings.

        During 2004, SPL sold US$219.5 million of copper wire rods. Of these sales, US$70.2 million corresponds to sales to Cerro that were recorded as sales to stockholders and affiliates in the consolidated statement of earnings. At December 31, 2004, there was a total of US$9.3 million in related party accounts receivable of which US$8.5 million related to SPL's sales to an affiliate, Cerro, and US$0.8 million related to sales by us to other related entities.

        We contracted an aggregate of approximately US$1.7 million, US$1.2 million and US$3.2 million in 2002, 2003 and 2004, respectively, for shipping services to and from Peru by Compañía Sud-Americana de Vapores S.A., or CSAV, and a subsidiary company. CSAV is a company indirectly controlled by Quemchi, S.A. Mr. Jaime Claro, a director of SPCC during 2002, 2003 and the first half of 2004, is chairman of Quemchi S.A.

        We purchased US$0.7 million, US$1.4 million and US$0.4 million in 2002, 2003 and 2004, respectively, of industrial materials from Higher Technology Solutions S.A., or Higher Tec, a Peruvian corporation and a related company. Mr. Carlos González, a son of our President and Chief Executive Officer, is an investor in Higher Tec and the owner of the related company. Additionally, in 2004 we purchased US$1.1 million and US$0.7 million of industrial material from Higher Technology S.A.C. and Servicios y Fabricaciones Mecánicas S.A.C., respectively. Mr. Carlos González is the principal owner of these companies. In addition, we purchased US$0.1 million, US$0.2 million and US$0.4 million in 2002, 2003 and 2004, respectively, of industrial materials from Société Française des Bandes Transporteuses, a French corporation. Mr. Alejandro González, a son of our President and Chief Executive Officer, is a sales representative with this company.

        Our Minera México subsidiary was paid fees of US$0.8 million, US$0.4 million and US$6.8 million in 2002, 2003 and 2004, respectively, primarily for various services by Grupo México, including accounting, tax, financial, treasury, human resources and other support services.

        Our Minera México subsidiary paid US$3.4 million, US$3.4 million and US$3.3 million in 2002, 2003 and 2004, respectively, in interest expense related to borrowings from Grupo México.

        Our Minera México subsidiary paid US$6.0 million, US$12.8 million and US$6.1 million in 2002, 2003 and 2004, respectively, for refining and other services provided by Asarco.

        Our Minera México subsidiary paid fees of US$17.7 million, US$13.8 million and US$18.9 million in 2002, 2003 and 2004, respectively, primarily for freight services provided by Ferrocarril Mexicano, S.A., an indirect subsidiary of Grupo México.

        The Larrea family controls a majority of the capital stock of Grupo México, and has interests in other businesses, including oil drilling services, construction and real estate. We engage in certain transactions in the ordinary course of business with other entities controlled by the family relating to mining and refining services, the lease of office space, and air transportation and construction services. These transactions amounted to approximately US$8.4 million in 2003 and US$6.1 million in 2004.

        We lend to and borrow from our affiliates from time to time to fund acquisitions and for other corporate purposes. See Note 17 to our Audited Combined Financial Statements. We believe these financing transactions bear interest at market rates.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Stockholders

        The table below sets forth, as of May 23, 2005, certain information regarding beneficial ownership of our common stock by (i) each person known by us to beneficially own more than 5% of the outstanding shares of common stock, including the selling stockholders; (ii) each member of our board of directors; (iii) each of our executive officers; and (iv) all of our directors and executives as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Stockholders:
Americas Mining Corporation(1)	110,556,589	75.1%
SPHC II Incorporated(2)	43,348,949	29.4
Phelps Dodge Corporation(3)	11,173,796	7.6
Cerro Trading Company, Inc.(4)	9,498,088	6.5
Phelps Dodge Overseas Capital Corporation(3)	8,963,796	6.1
Named Executive Officers and Directors:(5)
Germán Larrea Mota-Velasco(6)	1,400	*
Xavier García de Quevedo Topete	400	*
Oscar González Rocha	0	*
J. Eduardo González Félix	400	*
Juan Rebolledo Gout	600	*
Jaime Fernando Collazo González	400	*
Emilio Carrillo Gamboa	600	*
Carlos Ruíz Sacristán	600	*
Harold S. Handelsman	800	*
Genaro Larrea Mota-Velasco	400	*
Armando Ortega Gómez	800	*
Gilberto Perezalonso Cifuentes	1,000	*
Luis Miguel Palomino Bonilla	600	*
All nominees, directors and officers as a group (17 individuals)	8,000	*

*
Less than 0.5%

(1)
Pursuant to Amendment No. 12 to the Schedule 13D filed by Grupo México, Grupo Minero México Internacional, S.A. de C.V. ("GMMI"), AMC and SPHC II Incorporated ("SPHC II") on May 23, 2005. Grupo México, GMMI and AMC each have the sole power to vote or direct the vote of 0 shares; the sole power to dispose or direct the disposition of 0 shares; and have the shared power to dispose or direct the disposition of 110,556,589 shares. Of the 110,556,589 shares, 67,207,640 are held by AMC and 43,348,949 are held by SPHC II, both subsidiaries of Grupo México.

(2)
Pursuant to Amendment No. 12 to the Schedule 13D filed by Grupo México, GMMI, AMC and SPHC II on May 23, 2005. SPHC II has the sole power to vote or direct the vote of 0 shares and the shared power with Grupo México, GMMI and AMC, to vote or direct the vote of 43,348,949 shares; has sole power to dispose or direct the disposition of 0 shares; and has the shared power with Grupo México, GMMI and AMC, to dispose or direct the disposition of 43,348,949 shares.

(3)
Pursuant to Amendment No. 2 to the Schedule 13D filed by Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Phelps Dodge Corporation on April 8, 2005. Of a total of 11,173,796 shares, 8,963,796 are held by Phelps Dodge Overseas Capital Corporation and 2,210,000 are held by Climax Molybdenum B.V., both subsidiaries of Phelps Dodge Corporation. Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Phelps Dodge Corporation each have shared voting and dispositive power with respect to 8,963,796 shares, 2,210,000 shares and 11,173,796 shares, respectively.

(4)
A subsidiary of Marmon Holdings, Inc. Pursuant to Amendment No. 7 to the Schedule 13D filed by Cerro Trading Company, Inc. ("Cerro") and SPC Investors, L.L.C. on April 18, 2005. Cerro sold 1,880,000 shares of class A common stock to SPC Investors, L.L.C., an affiliate of Cerro, on December 29, 2004.

(5)
Information with respect to beneficial ownership of the named executive officers and directors is based upon information furnished by each director or officer. Except as noted below, all directors and officers have sole voting and investment power over the shares beneficially owned by them.

(6)
Mr. Larrea disclaims beneficial ownership over the shares of common stock owned by SPHC II and AMC, which in turn are controlled by Grupo México. The Larrea family indirectly controls a majority of the stock of Grupo México.

        As of March 31, 2005, we executed a registration rights agreement, among Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V., AMC and us. Pursuant to this registration rights agreement, on May 19, 2005, holders of our class A common stock converted their shares of class A common stock, which had a voting preference, into an equal number of fully paid and non-assessable shares of our common stock which have equal voting interests. Therefore, as of the date of this prospectus supplement, we have a single class of outstanding common stock listed on the New York Stock exchange and the Lima Stock Exchange. For more information regarding the March 31, 2005 registration rights agreement, see "Business—Cerro/Phelps Dodge Registration Rights Agreement."

        Grupo México, our controlling stockholder, is a Mexican corporation listed on the Mexican Stock Exchange, with its principal executive offices located at Baja California 200, Colonia Roma Sur, 06760 Mexico City, Mexico. Through its wholly-owned subsidiaries, AMC and SPHC II Incorporated, it currently owns approximately 75.1% of our capital stock. Grupo México's principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway services.

        Some of our executive officers and directors own shares of Grupo México. The largest stockholder of Grupo México is Empresarios Industriales de México, S.A. de C.V., or EIM, which is a Mexican corporation. The principal business of EIM is to act as a holding company for shares of other corporations engaged in a variety of businesses including mining, construction, real estate and drilling. The Larrea family indirectly controls a majority of the stock of Grupo México through EIM.

Selling Stockholders

        The following table sets forth for each selling stockholder the number of shares of our common stock and percentage of our common stock beneficially owned as of May 23, 2005, and the number of shares and percentage of our outstanding common stock to be owned after completion of the combined offering (assuming the sale of all shares offered under this prospectus supplement but without assuming the exercise of the underwriters' over-allotment option). All information contained in the table below, other than information contained under the headings "Percent of Beneficial Ownership of Common Stock Before Offering" and "Percent of Beneficial Ownership of Common Stock After Offering", is

based upon information provided to us by the selling stockholders, and we have not independently verified this information.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Before Offering	Percent of Beneficial Ownership of Common Stock Before Offering	Shares of Common Stock Offered in the Offering(1)	Shares of Common Stock Beneficially Owned After Offering(1)	Percent of Beneficial Ownership of Common Stock After Offering(1)
Cerro Trading Company, Inc.(2)	9,498,088	6.5%	8,835,431	662,657	0.5%
Phelps Dodge Overseas Capital Corporation(3)	8,963,796	6.1	8,338,415	625,381	0.4
Climax Molybdenum B.V.(4)	2,210,000	1.5	2,055,814	154,186	0.1
SPC Investors, L.L.C.(5)	1,880,000	1.3	1,748,837	131,163	0.1

Total	22,551,884	15.4%	20,978,497	1,573,387	1.1%

(1)
If the underwriters exercise in full their over-allotment option, the selling stockholders will sell 1,573,387 additional shares of common stock, which sale is not reflected in the table above. Assuming the over-allotment option is exercised in full, the selling stockholders will sell the following additional shares: Cerro Trading Company, Inc.—9,498,088; Phelps Dodge Overseas Capital Corporation—8,963,796; Climax Molybdenum B.V.—2,210,000; and SPC Investors, L.L.C.—1,880,000. If the underwriters exercise in full their over-allotment option, the selling stockholders will not have beneficial ownership of any shares of common stock.

(2)
A subsidiary of Marmon Holdings, Inc. Pursuant to Amendment No. 7 to the Schedule 13D filed by Cerro Trading Company, Inc. and SPC Investors L.L.C. on April 18, 2005.

(3)
Pursuant to Amendment No. 2 to the Schedule 13D filed by Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Phelps Dodge Corporation on April 8, 2005.

(4)
Pursuant to Amendment No. 2 to the Schedule 13D filed by Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Phelps Dodge Corporation on April 8, 2004.

(5)
Pursuant to Amendment No. 7 to the Schedule 13D filed by Cerro Trading Company, Inc. and SPC Investors L.L.C. on April 18, 2005, Cerro Trading Company, Inc. sold 1,880,000 shares of class A common stock to SPC Investors, L.L.C on December 29, 2004.

TAXATION

        The following is a general discussion of material U.S. federal tax considerations relating to the purchase, ownership and disposition of our common stock to holders who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal tax laws (such as certain financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of our common stock.

        As used in this discussion, the term "U.S. holder" means a beneficial owner of our common stock that is a U.S. person. A U.S. person means a person that is for U.S. federal income tax purposes:

  (i)
  an individual who is a citizen or resident of the United States;

  (ii)
  a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia;

  (iii)
  an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

  (iv)
  a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 20, 1996 and were treated as domestic trusts on August 19, 1996.

        An individual may, subject to certain exceptions, be deemed to be a resident of the United States for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year).

        The term "non-U.S. holder" means a beneficial owner of our common stock that is not a partnership of U.S. federal income tax purposes and not a U.S. person. If a partnership holds the common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partnership holding the Notes, this discussion does not apply to you, and we suggest you consult your tax adviser.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE OR LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

U.S. Holders

  Dividends

        Any dividend on our common stock paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be included in income by a U.S. holder of common stock when received. Any such dividend will be eligible for the dividends-received deduction if received by a qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends-received deduction.

        The maximum U.S. federal income tax rate for certain dividends received by individuals through December 31, 2008 has been reduced to 15%, so long as certain holding period requirements are met. Unless continuing legislation is enacted, dividends received by individuals after December 31, 2008 will not benefit from this reduction in U.S. federal income tax rates and will thereafter be taxed as ordinary income subject to the U.S. holder's applicable federal income tax rate.

  Sale, Exchange or Other Disposition

        Upon a sale, exchange or other disposition of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. holder's adjusted tax basis in the common stock. The maximum U.S. federal income tax rate on capital gains recognized by individuals on the sale, exchange or other disposition of our common stock held for more than one year, through taxable years beginning on or before December 31, 2008 generally has been reduced to 15%. The deductibility of capital losses is subject to limitations. Unless continuing legislation is enacted, sales, exchanges or other dispositions of our common stock by individuals after December 31, 2008 will not benefit from this reduction in U.S. federal income tax rates.

  Information Reporting and Backup Withholding Tax

        In general, payments made to a U.S. holder on or with respect to our common stock will be subject to information reporting. Certain U.S. holders may be subject to backup withholding tax (at a rate equal to 28% through 2010 and 31% after 2010) on payments made on or with respect to our common stock if such U.S. holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Certain persons are exempt from backup withholding including, in certain circumstances, corporations and financial institutions. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against such U.S. holder's U.S. federal income tax liability, provided that the required procedures are followed.

Non-U.S. Holders

  Dividends

        In general, dividends from a domestic corporation deriving at least 80 percent of its gross income from trades and or businesses actively carried on outside the United States, are exempt from U.S. federal withholding tax, but only to the extent the dividends are ratably allocable to the gross income of those trades or businesses. Currently 100 percent of our gross income is from trades and or businesses actively carried on outside the United States. There can be no assurance however, that this will continue to be the case. If we failed to meet the 80 percent requirement we or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service (IRS) documentation, or (ii) the dividends are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and the non-U.S. holder provides to us or such agent proper IRS documentation. In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS. If at least 80 percent, but less than 100 percent of our income is from trades and or business actively carried on outside the United States, the portion of the income not allocable to the gross income of those trades and or businesses will be subject to the events discussed above.

  Sale, Exchange or Other Disposition

        Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States or (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been, are currently or are likely to be) and certain other conditions are met. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

  Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

        Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

  Information Reporting and Backup Withholding Tax

        Information reporting may apply to payments made to a non-U.S. holder on or with respect to our common stock. Backup withholding tax (at a rate equal to 28% through 2010 and 31% after 2010) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's U.S. federal income tax liability, provided that the required procedures are followed.

UNDERWRITING

        Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Scotia Capital Inc.
BNP Paribas Securities Corp.

Total	20,978,497

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed US$    per share. The underwriters may allow, and dealers may reallow, a concession not to exceed US$     per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        A portion of the shares will be offered in Peru by Citicorp Peru S.A., S.A.B., an affiliate of Citigroup Global Markets Inc., acting as an agent of Citigroup Global Markets Inc. and UBS Securities LLC, through a modified dutch auction process to be conducted on the Lima Stock Exchange. Citicorp Peru S.A., S.A.B. will receive a concession for each share sold in connection with the offering of shares in Peru. In addition, Citibank del Peru S.A., an affiliate of Citigroup Global Markets Inc., will be paid a structuring fee by the representatives in connection with the offering of shares in Peru. Shares offered in Peru will be sold at the initial offering price.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,573,387 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors, Americas Mining Corporation, SPHC II Incorporated and the selling stockholders have agreed, subject to certain exceptions, that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and UBS Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to person whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        The common stock is listed on the New York Stock Exchange and the Lima Stock Exchange under the symbol "PCU."

        The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and a full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        In connection with the offering, UBS Securities LLC, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Short sales that are "covered" are sales made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when UBS Securities LLC repurchases shares originally sold by that syndicate member in order to cover short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, the Lima Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The total expenses of this offering are expected to be approximately US$2,609,105. The selling stockholders have agreed to pay all reasonable and customary expenses of the offering in accordance with the registration rights agreement.

        The underwriters have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. In particular, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., serves as the administrative agent for, and is a lender under, SPCC's US$200 million senior secured credit facility and Minera México's US$600 million senior secured credit facility. The Bank of Nova Scotia, an affiliate of Scotia Capital Inc., and BNP Paribas, an affiliate of BNP Paribas Securities Corp., are lenders under both of these facilities. UBS Loan Finance LLC, an affiliate of UBS Securities LLC, is a lender under Minera México's US$600 million facility. Additionally, UBS Securities LLC acted as financial advisor to Americas Mining Corporation in connection with its sale of Minera México to SPCC on April 1, 2005. The underwriters may, from time to time, engage in other transactions with and perform other services for us in the ordinary course of their business.

        A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        For information regarding certain obligations we have under a registration rights agreement to assist the selling stockholders in the sale of our shares, see "Business—Cerro/Phelps Dodge Registration Rights Agreement" and "Plan of Distribution" in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus may contain statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "Forward-Looking Statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and all other statements that are not historical facts are forward looking. Statements containing the words "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," or other similar words are also forward looking. These statements are based on our management's assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

        We caution you that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement. You should read the sections entitled "Cautionary Statement" in our Annual Report on Form 10-K for the year ended December 31, 2004, and "Cautionary Notice Regarding Forward-Looking Statements" on page 4 of the attached prospectus for additional information.

LEGAL MATTERS

        The validity of the shares to be offered by this prospectus will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, our special U.S. counsel, and for the underwriters by Cravath, Swaine & Moore LLP, special U.S. counsel to the underwriters. Payet, Rey, Cauvi Abogados, our special Peruvian counsel, and Estudio Luis Echecopar García, special Peruvian counsel to the underwriters, will pass upon certain Peruvian legal matters in connection with the offering. Ritch, Heather y Mueller, S.C., special Mexican counsel to the underwriters, will pass upon certain Mexican legal matters in connection with the offering.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        The combined financial statements of Southern Peru Copper Corporation as of December 31, 2003 and 2004, and for the three years ended December 31, 2002, 2003 and 2004 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers, S.C., independent registered public accounting firm, as experts in accounting and auditing. With respect to the unaudited combined interim financial information of SPCC for the three-month periods ended March 31, 2004 and 2005, incorporated by reference in this prospectus, PricewaterhouseCoopers, S.C. reported that it has applied limited procedures in accordance with professional standards for a review of such information. However, its separate report dated April 29, 2005 incorporated by reference herein states that it did not audit and does not express an opinion on that unaudited combined interim financial information. Accordingly, the degree of reliance on such report regarding such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers, S.C. has informed us that it is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its report on the unaudited combined interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers, S.C. within the meaning of Sections 7 and 11 of the Act.

GLOSSARY OF MINING TERMS

Below we provide definitions of certain mining terms used in this prospectus supplement.

Alloy	A compound of two or more metals.
Aluminum	A light, malleable metal that is a good conductor of electricity. Commonly found in nature in oxidized form, bauxite.
Anode	The positive electrode at which oxidization occurs in an electrolysis reaction.
Anode Copper
In a copper smelter, the blister copper which has undergone further refinement to remove impurities. In an anode furnace, the blister copper is blown with air and natural gas to upgrade its purity to approximately 99.0% for copper. It is then cast into copper slabs that are shipped to an electrolytic refinery.
Anode Furnace	A furnace in which blister copper is refined into anode copper.
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Bench	The horizontal floor cuttings along which mining progresses in an open-pit mine. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.
Blast Furnace	A reaction vessel in which mixed charges of sufide, fluxes and fuels are blown with a continuous blast of hot air and oxygen-enriched air for the chemical reduction of metals to their metallic state.
Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.
Blasting	Technique to break ore in an underground or open-pit mine.
Blister Copper
A crude form of copper (assaying about 99%) produced in a smelter that requires further refining before being used for industrial purposes. The name is derived from the large blisters that form on the cast surface as a result of the liberation of sulfur dioxide and other gases.
Brownfield	Development projects in existing properties.
Cadmium	A metal used in metal-protecting alloys; often produced as a byproduct of zinc refining.
Casting	The act of pouring molten metal into a mold to produce an object of desired shape.
Cathode	In the electrolytic refining process, the refined copper that has been deposited in the cathode, starting from an anode in an acid solution of copper sulfate.
Coal	A carbonaceous rock mined for use as a fuel.
Coke	Fuel source comprised of bituminous coal from which the volatile elements have been eliminated by heat in a coking plant.
Concentrate	A fine, powdery intermediate product of the milling process formed by separating a valuable metal from waste.

Concentration	The process by which ore is separated into metal concentrates and reject material through processes such as crushing, grinding and flotation. Concentrates are shipped to a smelter.
Concentrator	The facility in which ore is processed to separate minerals from the host rock.
Continuous Miner	A piece of mining equipment that produces a continuous flow of ore from the working face.
Converter	In copper smelting, a furnace used to separate copper metal from matte.
Copper	Very malleable and ductile red metal that is a good conductor of electricity.
Copper Concentrates	A product of the concentrator usually containing 20% to 30% copper. It is the raw material for smelting.
Crusher (primary, secondary, tertiary)	A machine for crushing rock, ore or other material.
Crushing and Grinding	The process by which ore is broken into small pieces to prepare it for further processing.
Cut-and-Fill	A method of excavating ore material in a stope and its replacement with waste material or tailings from a concentrator.
Cut-Off Grade	The lowest grade of mineralized material considered economic. Cut-off grade is used in the calculation of the ore reserves for a given deposit.
Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body, or as containing ore reserves, until final legal, technical and economic factors have been resolved.
Development	Activities related to a mineral deposit commencing at the point economically recoverable reserves can reasonably be estimated to exist and generally continuing until commercial production begins.
Diamond	The hardest known mineral, composed of pure carbon; low-quality diamonds are used to make bits for diamond drilling in rock.
Diamond-Drilling	Rotary rock drilling that cuts a core of rock that is recovered in long cylindrical sections, 2 centimeters or more in diameter.
Die	A tool used to give a shape to material based on the shape of the tool itself.
Dilution (extracting loss)	The process by which the rock removed along with the ore in the mining process lowers the grade of the ore.
Drawing	Reducing the cross section of wire by pulling it through a die.
Dump	A pile of broken rock or ore on the earth's surface.
Electrolysis	Copper that has been refined by electrolytic deposition.

Electrolytic Refining
Copper anodes are placed alternatively with refined copper sheets in a tank through which a copper sulfate solution and sulfuric acid are circulated. A low voltage current is then introduced, causing copper to transfer from anodes to the pure copper sheets, producing 99.9% copper cathodes. Impurities, often containing precious metals, settle to the bottom of the tank.
Electrowinning	The process of removal of copper from solution by the action of electric currents.
Environmental Impact Study (EIS)	A written report, compiled prior to a production decision, that examines the effects proposed mining activities will have on the natural surroundings.
Exploration	Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.
Flotation
A process for concentrating materials based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground-up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to a fine powder, the minerals will float to the surface. The metal-rich flotation concentrate is then skimmed off the surface.
Flotation Cell	Appliance in which froth flotation of ores is performed.
Geology	The science concerned with the study of the rocks which compose the earth.
Gold	A very ductile and malleable, brilliant yellow precious metal that is resistant to air and water corrosion.
Grade	The percentage of metal content in ore.
Greenfield	New development or "grass roots" projects.
Grinding	Means of reducing ore into very small particles by means of pressure or impact. Different types of grinders are used in the processing plant to obtain the desired dimension.
Gyratory Crusher	A machine that crushes ore between an eccentrically mounted crushing cone and fixed crushing throat. Typically has a higher capacity than a jaw crusher.
Hectare	An area of land equivalent to 10,000 square meters or 2.471 acres.
High Grade	Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.
Hoist	The machine used for raising and lowering the cage or other conveyance in a shaft.
Host Rock	The rock surrounding an ore deposit.
Isasmelt
Technology for smelting non-ferrous metals, applications of which for copper are practiced at ISA's plant, based on plant and equipment of Xstrata and ISA's design including that for feed preparation, the smelting vessel, lance burner system, equipment for metal and slag lapping and handling, the specifications for refractories, and for flues and gas cooling and gas cleaning.

Leachable	Extractable by chemical solvents.
Leaching	A chemical process by which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent.
Lead
A heavy, soft, malleable, ductile but inelastic bluish-white metallic element found mostly in combination and used in pipes, cable sheaths, batteries, solder, type metal, and shields against radioactivity.
London Metal Exchange (LME)	A major bidding market for base metals that operates daily in London.
Magnesium	A malleable and ductile silvery-white metal that is used in alloys.
Matte	The product produced in smelting sulfide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory.
Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.
Milling	A treatment process involving fine grinding of ore followed by extraction of minerals.
Mine	Mines are the source of mineral-bearing material found near the surface or deep in the ground.
Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.
Mineral Deposit or Mineralized Material
A mineralized underground body that has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development. Mineral deposits or mineralized materials do not qualify as a commercially mineable ore reserves (e.g., probable reserves or proven reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results has been concluded.
Mineralization	A deposit of rock containing one or more minerals for which the economics of recovery have not yet been established.
Molybdenum	An element often found in copper porphyry deposits. It is used extensively in steels particularly grinding steels and as a filament material.
Nickel	A silvery-white metal that is very resistant and stable at ambient temperatures.
Open-Pit Mine	A mine that is entirely on the surface. Also referred to as an open-cut or open-cast mine.
Ore	A mineral or aggregate of minerals from which metal can be economically mined or extracted.
Ore Reserves	The calculated tonnage and grade of mineralization that can be extracted profitably; classified as possible, probable and proven according to the level of confidence that can be placed in the data.

Ore Body	A natural concentration of valuable material that can be extracted and sold at a profit.
Ounce	A unit of mass. In the precious metals industry, an ounce means a troy ounce equal to 31.1035 grams.
Overburden	Waste material overlying ore in an open-pit mine.
Oxide	That portion of a mineral deposit within which sulfide minerals have been oxidized, usually by surface weathering processes.
Pillar	A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.
Porphyry	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
Porphyry Copper Deposit	A disseminated large-tonnage, low-grade deposit in which the copper minerals occur as discrete grains and veinlets throughout a large volume of rock.
Precious Metals	High value metals including gold, silver, platinum and palladium.
Probable Reserves
Reserves for which quantity and grade and are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Project
A project is a prospect that after the initial drilling program indicates the existence of a possible ore deposit that requires further evaluation through an extensive drilling program to continue with the evaluation.
Prospect	A prospect is the initial stage of a geological evaluation of a possible project that requires drilling to evaluate.
Proven Reserves
Reserves for which (a) quantities are computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that the size, shape, depth and mineral content of the reserves are well established.
Reclamation	The restoration of a site after mining or exploration activity is completed.
Recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
Refinery	A metallurgical plant in which the refining of metals takes place.
Refining	Purifying the matte or impure metal undertaken to obtain a pure metal or mixture with specific properties.
Refining Charge	The fees charged by a refinery for purifying crude metallic products.
Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Rock	A mass containing a combination of minerals.

Room-and-Pillar Mining	A method of mining flat-lying ore deposits in which the mined-out area, or rooms, are separated by pillars of approximately the same size.
Royalty
An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shaft
A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top that lowers and raises a conveyance for handling workers and materials.
Shrinkage Stoping	A stoping method which uses part of the broken ore as a working platform and as support for the walls of the stope.
Silver	A very malleable metal found naturally in an uncombined state or with other metals.
Slag	The vitreous mass separated from the fused metals in the smelting process.
Slimes	Material discharged from a refinery after the primary valuable minerals have been recovered. Slimes may contain quantities of gold and silver.
Smelter	A metallurgical plant in which the smelting of the concentrates and ore takes place.
Smelting	A pyro-metallurgical process of separating metal by fusion from those impurities with which it may be chemically combined or physically mixed.
Solvent Extraction	A method of separating one or more metals from ore by treating a solution containing the ore with a solvent that dissolves the required substances.
Solvent Extraction/ Electrowinning
A metallurgical technique, so far applied only to copper ores, in which metal is (SX/EW) dissolved from rock using organic solvents and recovered from the resulting solution by electrolysis. (A combination of solvent extraction and electrowinning.)
Sphalerite	A zinc sufide mineral; the most common ore mineral of zinc.
Station	An enlargement of a shaft made for the storage and handling of equipment and for driving drifts at that elevation.
Stripping	The process of removing overburden to expose ore.
Stripping Ratio	The ratio of waste materials plus leaching ore to ore mined in the material moved in an open-pit operation.
Sulfide Ore	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral.
Stope	The working area in a mine from which ore is extracted.

Tailings
Material rejected from a mill after the valuable minerals have been recovered. Changes in metal prices and improvements in technology can sometimes make the tailings economical to reprocess at a later date.
Tailings Dam (pond)
A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.
Toll Arrangement
A contractual arrangement for the treatment of any material in a smelter or refinery under which metal content of the smelted or refined product is returned or credited to the account of the customer of such smelter or refinery.
Ton (metric ton)	A unit of mass equivalent to 1,000 kilograms or 2,204.6 pounds.
Treatment and Refining Charges	Charges levied by smelter/refineries for the treatment of concentrate from mines. Particularly applicable to copper, lead and zinc.
Troy ounce	Universal unit measure of mass for precious metals equal to 31.1035 grams. One troy ounce equals 1.09714 avoirdupois, or normal, ounces.
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
Waste	Rock lacking sufficient grade and/or other characteristics of ore to be economically mined.
Wire Rod	A continuous length of metal for subsequent drawing into wire.
Zinc	Bluish-white hard metal, occurring in various minerals, such as sphalerite.

        INDEX TO SUPPLEMENTAL COMBINED FINANCIAL STATEMENTS

        Southern Peru Copper Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

Mexico, D.F. April 5, 2005

To the Board of Directors and Shareholders of Southern Peru Copper Corporation:

        In our opinion, the accompanying combined balance sheets, and the related combined statements of earnings, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Southern Peru Copper Corporation at December 31, 2004 and 2003, and the results of its operations, its cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. The combined financial statements give retroactive effect to the common control merger involving Minera México, S.A. de C.V. in a transaction accounted for at historical cost as described in Note 1 to the combined financial statements. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

COMBINED STATEMENT OF EARNINGS

(Stated in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2002	2003	2004
Net sales:
Non-affiliates	$1,379,284	$1,574,789	$3,022,614
Affiliates	9,137	1,852	74,083

Total net sales	1,388,421	1,576,641	3,096,697

Operating costs and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	961,201	992,383	1,334,330
Selling, general and administrative	69,351	63,597	71,778
Depreciation, amortization and depletion	157,608	177,058	192,586
Exploration	13,345	17,869	15,610

Total operating costs and expenses	1,201,505	1,250,907	1,614,304

Operating income	186,916	325,734	1,482,393
Interest expense	128,747	117,009	107,904
Interest capitalized	(8,220)	(5,563)	(10,681)
Interest income	(4,097)	(5,198)	(8,348)
Loss on debt prepayments	12,400	5,844	16,500
Gain on disposal of properties	—	—	(53,542)
Other (income) expense	(7,202)	4,174	9,689

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	65,288	209,468	1,420,871
Income taxes	88,496	(120,129)	(433,758)
Minority interest	(8,855)	(4,262)	(4,727)

Earnings before cumulative effect of change in accounting principle	144,929	85,077	982,386
Cumulative effect of change in accounting principle, net of income tax	—	(1,541)	—

Net earnings	$144,929	$83,536	$982,386

Per common share amounts:
Earnings before cumulative effect of change in accounting principle	$0.98	$0.57	$6.67

Cumulative effect of change in accounting principle, net of income tax	$—	$—	$—

Net earnings—basic and diluted	$0.98	$0.57	$6.67

Dividends paid	$.19	$0.31	$1.30

Weighted average shares outstanding—basic (in thousands)	147,213	147,220	147,224

Weighted average share outstanding—diluted (in thousands)	147,217	147,225	147,224

The accompanying notes are an integral part of these combined financial statements.

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

COMBINED BALANCE SHEETS

(Stated in thousands of U.S. dollars, except share and per share data)

	As of December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$351,610	$710,707
Marketable securities	—	45,267
Accounts receivable:
Trade	169,279	425,790
Affiliates	6,968	15,664
Other	20,163	32,770
Inventories	306,913	352,377
Prepaid and other assets	51,159	52,966

Total current assets	906,092	1,635,541
Property, net	3,040,700	3,068,486
Capitalized mine stripping costs, net	291,490	318,116
Leachable material, net	100,014	134,621
Intangible assets, net	126,049	123,496
Other assets, net	26,683	38,933

Total assets	$4,491,028	$5,319,193

LIABILITIES
Current liabilities:
Current portion of long-term debt	$115,307	$152,314
Trade accounts payable	99,735	142,362
Income taxes	58,704	293,295
Accrued workers' participation	17,095	84,245
Note payable to minority interest	—	51,532
Due to affiliated companies	17,683	66,524
Deferred income taxes	45,801	42,500
Other current liabilities	128,245	129,146

Total current liabilities	482,570	961,918

Due to affiliates—Grupo México	52,468
Long-term debt	1,555,924	1,177,974
Deferred income taxes	185,866	243,600
Other liabilities	103,790	105,179
Asset retirement obligation	5,267	5,643

Total non-current liabilities	1,903,315	1,532,396

Commitments and contingencies (Note 12)
Minority interest	82,398	11,284

STOCKHOLDERS' EQUITY
Common stock, par value $0.01; shares authorized: 101,306,807; shares issued: 81,531,848	815	815
Class A Common stock, par value $0.01; shares issued and authorized: 65,900,833	659	659
Additional paid-in capital	729,584	728,265
Accumulated comprehensive income	1,296,359	2,088,445
Treasury stock, at cost, common shares, 2003—211,306; 2004—207,256	(4,672)	(4,589)

Total stockholders' equity	2,022,745	2,813,595

Total liabilities, minority interest and stockholders' equity	$4,491,028	$5,319,193

The accompanying notes are an integral part of these combined financial statements.

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

COMBINED STATEMENT OF CASH FLOWS

(Stated in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2002	2003	2004
OPERATING ACTIVITIES
Net earnings	$144,929	$83,536	$982,386
Cumulative effect of change in accounting principle, net of income tax		1,541
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, amortization and depletion	157,608	177,058	192,586
Remeasurement loss (gain)	(54,431)	(21,982)	14,379
Capitalized mine stripping and leachable material	(91,954)	(79,704)	(92,797)
Provision for deferred income taxes	(142,839)	31,526	54,385
Minority interest	8,855	4,262	4,727
Gain on disposal of properties	—	—	(53,542)
Other	21,541	12,388	19,905
Cash provided from (used for) operating activities:
Accounts receivable	14,264	(38,734)	(260,701)
Inventories	31,026	14,806	(54,330)
Accounts payable and accrued liabilities	70,161	(121,204)	310,343
Other operating assets and liabilities	4,504	828	551
Prepaid taxes	18,236	(3,019)	(4,660)

Net cash provided from operating activities	181,900	61,302	1,113,232

INVESTING ACTIVITIES
Capital expenditures	(85,380)	(64,880)	(228,299)
Purchase of marketable securities		—	(69,409)
Sales and maturity of marketable securities	—	—	24,142
Proceeds from sale of properties	—	—	59,980
Other	198	5,228	(5,876)

Net cash used for investing activities	(85,182)	(59,652)	(219,462)

FINANCING ACTIVITIES
Debt incurred	30,282	50,000	600,000
Debt repaid	(122,914)	—	(940,912)
Capital stock transactions—Minera México	16,785	93,719	(1,319)
Dividends paid to common stockholders	(21,494)	(45,352)	(191,360)
Cash restricted as collateral accounts	(46,754)	88,048	—
Other	(1,806)	(845)	(7,018)

Net cash (used for) provided from financing activities	(145,901)	185,570	(540,609)

Effect of exchange rate changes on cash and cash equivalents	5,048	(10,681)	5,936

Increase (decrease) in cash and cash equivalents	(44,135)	176,539	359,097
Cash and cash equivalents, at beginning of year	219,206	175,071	351,610

Cash and cash equivalents, at end of year	$175,071	$351,610	$710,707

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$112,486	$117,573	$116,048

Income taxes	$18,918	$39,812	$165,548

Supplemental schedule of non-cash operating investing and financing activities:
Accounts receivable from affiliate offset by accounts payable to affiliate	$6,160	$212	$—

Additional liability for employee benefit obligations	$3,487	($9,241)	($1,069)

Accounts receivable from shareholders offset by dividends paid	$7,213	$—	$—

Note payable for acquisition of minority interest	$—	$—	$51,352

The accompanying notes are an integral part of these combined financial statements.

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Stated in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2002	2003	2004
CAPITAL STOCK:
Common stock	$815	$815	$815
Class A common stock	659	659	659
ADDITIONAL PAID-IN CAPITAL:
Balance at beginning of year	619,080	635,865	729,584
Net movement of the period	16,785	93,719	(1,319)

Balance at end of year	635,865	729,584	728,265

TREASURY STOCK:
Balance at beginning of year	(4,922)	(4,821)	(4,672)
Used for corporate purposes	101	149	83

Balance at end of year	(4,821)	(4,672)	(4,589)

ACCUMULATED COMPREHENSIVE INCOME:
RETAINED EARNINGS:
Balance at beginning of year	1,156,695	1,272,888	1,311,072
Net earnings	144,929	83,536	982,386
Dividends paid, Common stock and Class A Common stock, per share, 2002 — $0.19, 2003 — $0.31, 2004 — $1.30	(28,706)	(45,352)	(191,360)
Stock awards	(30)	—	—

Balance at end of year	1,272,888	1,311,072	2,102,098

OTHER COMPREHENSIVE LOSS:
Balance at beginning of year	(20,467)	(23,954)	(14,713)
Additional decrease in liability for employee benefit obligations	(3,487)	9,241	1,060

Balance at end of year	(23,954)	(14,713)	(13,653)

Total accumulated comprehensive income	1,248,934	1,296,359	2,088,445

TOTAL STOCKHOLDERS' EQUITY	$1,881,452	$2,022,745	$2,813,595

The accompanying notes are an integral part of these combined financial statements.

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(US$ in millions)

NOTE 1—DESCRIPTION OF THE BUSINESS:

        The combined financial statements presented herein consist of the accounts of Southern Peru Copper Corporation ("SPCC") and its subsidiaries as well as those of Minera México, S.A. de C.V., ("MM") and its subsidiaries. Effective April 1, 2005, SPCC acquired substantially all of the outstanding common stock of MM as further described below. Unless the context otherwise requires, the term "Company" refers to both SPCC and MM as combined.

        Effective April 1, 2005, Grupo México, S.A. de C.V., through its subsidiary, Americas Mining Corporation ("AMC"), sold its approximately 99.15% shareholding in MM to SPCC in return for the issuance to AMC of 67.2 million new shares of common stock of SPCC. The transaction resulted in Grupo México increasing its indirect equity ownership in SPCC to approximately 75.1% from its prior indirect interest of approximately 54.2%. As part of this transaction, SPCC paid a special transaction cash dividend in the amount of $100 million on March 1, 2005.

        The acquisition of MM by SPCC is accounted for in a manner similar to a pooling of interests since it involved the reorganization of entities under common control. Under such accounting, the financial statements of MM and SPCC are combined on a historical cost basis for all the periods presented since they were under common control during all of these periods.

        The Company is an integrated producer of copper and other minerals, and operates mining, smelting and refining facilities in Peru and Mexico. The Company conducts its primary operations in Peru through a registered branch (the "Branch"). The Branch is not a corporation separate from the Company. The Company's Mexican operations are conducted through subsidiaries.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation and combination—

        The combined financial statements include the accounts of subsidiaries of which the Company has voting control, in accordance with FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). Such financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). As mentioned above, the financial statements also reflect the recent combination of SPCC and MM on a historical cost basis in a manner similar to a pooling of interests.

  Use of estimates—

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of ore reserves that are the basis for future cash flow estimates and units-of-production depreciation and amortization calculations; environmental, reclamation, closure and retirement obligations; estimates of recoverable copper in mill and leach stockpiles; asset impairments (including estimates of future cash flows); bad debts; inventory obsolescence; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and fair value of financial instruments. Management bases its estimates on the Company's historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

  Revenue recognition—

        Substantially all of the Company's copper is sold under annual or other longer-term contracts.

        Revenue is recognized when title passes to the customer. The passing of title is based on terms of the contract, generally upon shipment. Copper revenue is determined based on the monthly average of prevailing commodity prices according to the terms of the contracts.

        For certain of the Company's sales of copper and molybdenum products, customers are given the option to select a monthly average LME or COMEX price (as is the case for sales of copper products) or the molybdenum oxide proprietary price of Platt's Metal Week (as is the case for sales of molybdenum products), generally ranging between one and three months subsequent to shipment. In such cases, revenue is recorded at a provisional price at the time of shipment. The provisionally priced copper sales are adjusted to reflect forward copper prices based on LME or COMEX prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

        These provisional pricing arrangements are accounted for separately from the contract as an embedded derivative instrument under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended ("FASB No. 133"). The Company sells copper in blister and refined form at industry standard commercial terms. Net sales include the invoiced value and corresponding fair value adjustment of the related forward contract of copper, zinc, silver, molybdenum, acid and other metals.

  Shipping and handling fees and costs—

        Amounts billed to customers for shipping and handling are classified as sales. Amounts incurred for shipping and handling are included in cost of products sold.

  Cash and cash equivalents—

        Cash and cash equivalents include bank deposits, certificates of deposit with original maturities of three months or less at the date of purchase, short term investment funds, and variable income securities. The carrying value of cash and cash equivalents approximate fair value.

  Marketable securities—

        Marketable securities consist primarily of certificates of deposits with original maturities greater than 90 days but less than one year. These deposits are held to maturity and carried at amortized cost which approximates fair value.

  Inventories—

        Metal inventories, consisting of work in process and finished goods, are carried at the lower of average cost or market. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, molybdenum concentrate and other metallurgical products).

        Supplies inventories are carried at average cost less a reserve for obsolescence. Inventory of SX/EW copper is valued at average cost and is established based on metal included in the SX/EW facilities tank house.

  Property—

        Property is recorded at acquisition cost, net of accumulated depreciation and amortization. Cost includes major expenditures for improvements and replacements, which extend useful lives or increase capacity and interest costs associated with significant capital additions. Maintenance, repairs, normal development costs at existing mines, and gains or losses on assets retired or sold are reflected in earnings as incurred.

        Mine development includes primarily the cost of acquiring land rights to an exploitable ore body, pre-production stripping costs at new mines that are commercially exploitable, costs associated with bringing new mineral properties into production, and removal of overburden to prepare unique and identifiable areas outside the current mining area for such future production. Mine development costs are amortized on a unit of production basis over the remaining life of the mines.

        Buildings and equipment are depreciated on the straight-line method over estimated lives from 5 to 40 years or the estimated life of the mine if shorter.

        Property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company's estimate as to future undiscounted cash flows takes into consideration, among other things, expected future metal prices, which are based on historical metal prices and price trends. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value as determined taking into consideration the estimated future discounted cash flows of the asset.

  Intangible assets—

        Intangible assets include primarily the excess amount paid over the book value for investment shares and mining and engineering development studies. Intangible assets are carried at acquisition costs, net of accumulated amortization and are amortized on a unit of production basis over the estimated remaining life of the mines. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

  Debt issuance costs—

        Debt issuance costs, which are included in other assets, are amortized using the interest method over the term of the related debt.

  Asset retirement obligations (reclamation and remediation costs)—

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". The fair value of a liability for asset retirement obligations is recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life.

  Ore reserves—

        The Company periodically reevaluates estimates of its ore reserves, which represent the Company's estimate as to the amount of unmined copper remaining in its existing mine locations that can be produced and sold at a profit. Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of the respective mines.

        For SPCC, commencing in 2003, the Company has used reserves estimates based on average copper prices over the preceding three years to determine the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. In the case of the Company's Minera México subsidiary for all periods presented, and for the period prior to 2003 for SPCC, the Company has used a price assumption of US$0.90 per pound for copper in calculating such items.

  Capitalized mine stripping and leachable material—

        Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

        The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine's revenues.

        Stripping costs are assessed for recoverability as part of property, plant and equipment and reviewed whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If recoverable value has fallen below carrying value, the asset is written down to its recoverable value.

        Leachable material—The Company capitalizes the cost of materials with low copper content extracted during the mining process (leachable material), which is collected in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is approximately five years (unaudited).

  Exploration—

        Tangible and intangible costs incurred in the search for mineral properties are charged against earnings when incurred.

  Income taxes—

        Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS No. 109). As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision of income taxes. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are more likely not to be realized.

  Foreign exchange—

        The Company's functional currency is the U.S. dollar. As required by local law, each of the Branch in Peru and MM maintain its books of accounts in Peruvian nuevos soles and Mexican pesos, respectively.

        Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory, property, intangible assets and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at actual exchange rates in effect during the period, except for those items related to balance sheet amounts that are remeasured at historical exchange rates. Gains and losses from foreign currency remeasurement are included in net earnings of the period.

        Gains and (losses) resulting from foreign currency transactions are included in "Cost of sales (exclusive of depreciation, amortization and depletion)" and amounted to US$54.4 million, US$21.9 million and US$(14.4) million in 2002, 2003 and 2004, respectively.

  Derivative instruments—

        Derivate contracts are reflected as assets or liabilities in the balance sheet at their fair value. The Company entered into an interest rate swap agreement to hedge the interest rate risk exposure on a credit facility. Although this interest rate swap is used as an economic hedge, this transaction is currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as it does not qualify as hedge accounting under SFAS No. 133, "Accounting for Derivatives".

  Other comprehensive income—

        Comprehensive income represents changes in equity during a period, except those resulting from investments by owners and distributions to owners. During the fiscal years ended December 31, 2002, 2003 and 2004, the only component of "other comprehensive income (loss)" was the additional minimum liability for employee benefit obligations.

  Business segment—

        As a result of the recent merger and resulting management reorganization which is being undertaken, management has not defined its new segment structure or if segment disclosure is applicable. Consequently, disclosures included herein are based on the historical information as previously provided. Once the Company defines its future reportable segments, these segments could be different from what was historically presented.

  Change in accounting principle—

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). This statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The cumulative effect of this change in accounting principle, net of taxes, was a charge to earnings of US$1.5 million and is shown separately on the consolidated statement of earnings. In addition, as part of this cumulative adjustment, the Company recorded an asset retirement obligation liability of US$4.9 million, increased net property of US$2.5 million and recorded deferred tax and workers' participation benefits of US$0.9 million. The adoption of this new principle resulted in an additional charge to earnings from continuing operations of US$0.5 million for 2003 and has been included as an operating cost in the statement of earnings. If the Company adopted SFAS No. 143 in 2002, an asset retirement obligation of US$4.5 million would have been recorded as of January 1, 2003.

  Impact of new accounting standards—

        The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

        The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard. These issues did not have a significant impact on the Company's financial position or results of operations.

        The FASB also issued a FASB Staff Position ("FSP") amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This FSP did not have an impact on the Company's financial position or results of operations.

        The EITF issued a Working Group Report No. 1 on September 21, 2004 titled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". The Report applies to mining entities and the accounting for stripping costs incurred in the production phase of mining operations. In its March 17, 2005 meeting, the EITF reached consensus on this issue (EITF No. 04-6) and has concluded that stripping costs incurred during the production phase of a mine should be recorded as a component of inventoriable costs of producing the ore (the "inventory cost model"). This consensus, which was ratified by the FASB on March 30, 2005, will be effective for fiscal years beginning after December 15, 2005, with early adoption permitted. Adoption of the EITF consensus will significantly change the accounting for capitalized stripping costs incurred during the production phase. At December 31, 2004, the Company had on its balance sheet US$452.7 million of costs associated with capitalized mine stripping and leachable material, net, which may be impacted by this consensus. The Company anticipates that a significant portion of this asset may be written off and equity and net income would be reduced accordingly. In addition, future operating income could be negatively impacted to the extent that costs previously capitalized are expensed.

        In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs—an amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact that this standard may have on its financial position or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 153, "Exchange of Non-monetary Assets and amendment of APB No. 29" ("SFAS No. 153"), which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS No. 153 is not expected to have any impact on the Company's financial position or results of operations.

        In March 2005, the FASB published FASB Interpretation No. 47 "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Retrospective application for interim financial information is permitted but is not required. Early adoption of this interpretation is encouraged. The Company is evaluating the impact that this standard may have on its financial position or results of operations.

NOTE 3—INVENTORIES:

	As of December 31,
	2003	2004
Metals:
Finished goods	$127.1	$153.8
Work-in-process	36.9	55.5
Supplies	142.9	143.1

Total inventories	$306.9	$352.4

NOTE 4—PROPERTY:

	As of December 31,
	2003	2004
Buildings and equipment	$5,238.6	$5,408.5
Mine development	250.9	255.6
Land, other than mineral	65.6	65.6

Total property	5,555.1	5,729.7
Accumulated depreciation, amortization and depletion	(2,514.4)	(2,661.2)

Total property, net	$3,040.7	$3,068.5

        During 2002, the Company changed the estimated useful lives of certain machinery and equipment related to the Peruvian operations to reflect additional information as to historical experience. This change was accounted for prospectively and resulted in a reduction to depreciation expense of approximately US$12.7 million in 2002.

        Additionally, during 2002, the Company performed an analysis of the detailed fixed assets ledgers and noted an unreconciled difference that arose in prior years amounting to approximately US$3.7 million between the subledger balance and the general ledger balance as it related to the Peruvian operations. The Company took a pretax charge of US$3.7 million to its 2002 earnings in order to correct for this difference.

        In conjunction with the adoption of SFAS No. 143, during 2003, the Company capitalized US$3.0 million in costs associated with establishing an asset retirement obligation for a portion of its long-lived assets in Peru. These assets include a dam on the Torata River, close to the Cuajone mine, and the SX/EW facility. The asset retirement obligations were established based on the Company's environmental impact studies for these projects. The retirement obligations for the dam are based on a weighting of two options available at the end of the dam's useful life. These options are to turn the dam over to the local municipality and provide maintenance for a number of years or demolish the dam and restore the river to its natural course. The retirement obligation for the SX/EW facility requires a dismantling of the plant and reclamation of the property. The Company has not designated specific assets to satisfy these obligations but will provide funds from operations. There were no additional costs capitalized in 2004 associated with asset retirement obligations. These costs are being depreciated on a straight line basis over the life of the related assets. As for the Mexican operations, the adoption of SFAS No. 143 did not have a material effect on the Company's financial position or results of operations. Management does not believe that there are any significant legal obligations for asset retirements in Mexico as of December 31, 2003 and 2004.

        Depreciation expense for the years ended December 31, 2002, 2003 and 2004 amounted to US$137.5 million, US$144.2 million and US$150.4 million, respectively.

NOTE 5—CAPITALIZED MINE STRIPPING COSTS AND LEACHABLE MATERIAL:

	As of December 31,
	2003	2004
Capitalized mine stripping cost	$336.1	$379.3
Accumulated amortization and depletion	(44.6)	(61.3)

Capitalized mine stripping, net	$291.5	$318.0

	As of December 31,
	2003	2004
Capitalized leachable material	$116.5	$170.8
Accumulated amortization	(16.5)	(36.2)

Capitalized leachable material, net	$100.0	$134.6

        Amortization of mine stripping and leachable material is included in "Depreciation, amortization and depletion" and amounted to US$12.0 million, US$25.6 million and US$36.4 million in 2002, 2003 and 2004, respectively. Capitalized mine stripping costs will be fully amortized when existing mines currently in the production phase cease operations.

        The Company's policy of deferring mine stripping costs and leachable material decreased operating costs by US$91.9 million, US$79.7 million and US$92.7 million in 2002, 2003 and 2004, respectively, as compared to what such amounts would have been if the Company expensed mine stripping costs and leachable material costs as incurred.

NOTE 6—INTANGIBLE ASSETS:

	As of December 31,
	2003	2004
Excess paid over book value of investment shares	$121.1	$121.1
Mine engineering and development studies	5.5	5.8

	126.6	126.9
Accumulated amortization	(17.6)	(20.4)

Amortized intangible assets, net	109.0	106.5

Goodwill	17.0	17.0

Intangible assets, net	$126.0	$123.5

        Amortization expense on intangibles was US$2.2 million, US$3.2 million and US$2.8 million for the years ended December 31, 2002, 2003 and 2004, respectively. The estimated annual aggregate amortization expense for intangibles is US$12.5 million for the years 2005 through 2009.

NOTE 7—INCOME TAXES:

        The components of the provision for income taxes are as follows:

	Year ended December 31,
	2002	2003	2004
U.S. federal and state:
Current	$0.8	$4.0	$21.7
Deferred	1.4	2.3	(8.2)

	2.2	6.3	13.5

Foreign(1):
Current	54.0	84.9	356.6
Deferred	(144.7)	28.9	63.6

	(90.7)	113.8	420.2

Total provision for (benefit from) income taxes	$(88.5)	$120.1	$433.7

(1)
Relates to both Peru and Mexico

        The reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	For the years ended December 31,
	2002	2003	2004
U.S. income tax at statutory rate	35.0%	35.0%	35.0%
Foreign income tax at maximum combined statutory rates	22.0%	1.0%	(10.7)%
Percentage depletion	(15.4)%	(8.9)%	(5.0)%
(Expense) income not (deductible) taxable, net	(2.7)%	3.4%	1.2%
Alternative minimum or additional tax	2.1%	1.8%	1.2%
Change in foreign tax rates	(18.8)%	5.8%	10.4%
Tax inflation effect, net	(65.4)%	5.9%	0.9%
Loss of tax benefits upon corporate reorganization	—	32.6%	—
Other	(3.2)%	4.9%	1.5%

Total	(46.4)%	81.5%	34.5%
Valuation allowance for tax loss carryforward and recoverable asset tax	(88.9)%	(24.2)%	(4.1)%

	(135.3)%	57.3%	30.4%

        The effective tax rate presented above is a combined effective tax rate for SPCC and MM. For all of the years presented, both companies filed separate tax returns in their respective tax jurisdictions. Although the tax rules and regulations imposed in the separate tax jurisdictions may vary significantly, similar permanent items exist, such as the impact of changes in statutory tax rates, and income and expense items which are nondeductible or nontaxable. Several items above are particular to the tax rules in Mexico or specific events related to MM, such as the tax inflation effect, which requires that inflation be recognized for tax purposes (where it is not for financial reporting purposes), and the loss of tax benefits upon a corporate reorganization undertaken by MM in 2003. Other items relate specifically to SPCC such as the percentage depletion. The impact of the change in the valuation allowance reflects the change in valuation allowances for the combined companies which is further described below.

        At December 31, 2004 and 2003, the main items constituting the (asset) liability balance of deferred income taxes were as follows:

	As of December 31,
	2003	2004
	Deferred income tax
Current:
Inventories	$59.1	$57.9
Other	(1.0)	(1.2)
Non-deductible reserves	(13.3)	(14.2)

Net current deferred tax liability	44.8	42.5

Non-current:
Property and equipment	283.5	238.7
Tax loss carryforwards	(167.7)	(62.3)
Recoverable asset tax	(47.0)	(44.9)
AMT credit carryforwards	(15.9)	(32.6)
Deferred charges	56.8	64.5
Other	(11.0)	46.8

	98.7	210.2
Less, valuation allowance for deferred tax assets	87.2	33.4

Net non-current deferred tax liability	185.9	243.6

Total net deferred tax liability	$230.7	$286.1

  U.S. Tax Matters—

        At December 31, 2004, the foreign tax credit carryforward available to reduce possible future U.S. income tax amounted to approximately US$49.2 million, expiring as follows: US$14.6 million in 2006, US$22.5 million in 2007, US$10.4 million in 2008 and US$1.7 million in 2009. No foreign tax credit carryforwards expired in 2004 and US$3.1 million expired in 2003. Foreign tax credit carryforwards amounting to approximately US$1.7 million were created in 2004.

        On October 22, 2004, the President of the United States signed into law H.R. 4520, The American Jobs Creation Act of 2004. This law repeals the 90% limitation on the utilization of foreign tax credits when calculating the Company's alternative minimum tax ("AMT"). The repeal is effective in 2005. Although the new law is not effective until 2005, under SFAS No. 109, the effect of the law change is required to be reflected in the period that includes the enactment date. As a result, US$9.5 million of previously booked deferred U.S. tax liability was recorded as income in 2004.

  Peruvian Tax Matters—

        On December 23, 2003, the Peruvian government established a new tax rate of 30% for years beginning after 2003. Although this new rate did not affect the current tax expense, the change in the tax rate does require that the deferred Peruvian assets and liabilities be re-valued at the tax rate expected to apply when these assets and liabilities are realized. Accordingly, the Company recorded a charge of US$10.1 million in additional tax expense in 2003.

        The Company obtains income tax credits in Peru for value-added taxes paid in connection with the purchase of capital equipment and other goods and services employed in its operations and records these credits as a prepaid expense. Under current Peruvian law, the Company is entitled to use the credits against its Peruvian income tax liability or to receive a refund. The carrying value of these Peruvian tax credits approximates their net realizable value.

        In accordance with a 1996 agreement with the Peruvian government, income generated from the SX/EW operations is taxed at a fixed rate of 30% through the year 2010. Additionally, the Peruvian congress established a new tax on distributed earnings at a rate of 4.1% starting in 2002.

  Mexican Tax Matters—

        MM and its subsidiaries obtained authorization from the Mexican tax authorities to file a consolidated income and asset tax return in Mexico.

        In accordance with Mexican income tax law, Mexican subsidiaries are subject to paying the greater of the asset tax or income tax. The Mexican income tax law enacted January 1, 2002, reduced the 35% federal income tax rate by one percentage point each year until it reaches 32% in 2005.

        As result of the amendments to the income tax law approved on November 13, 2004, the income tax rate was further reduced from the 33% rate applicable in 2004 to a 30% rate in 2005, and it will be gradually be reduced by 1% per year until it reaches 28% in 2007. In addition, effective fiscal year 2005, there is a change in the tax treatment of the inventory purchases for the year. Under the new law, cost of sales will be deductible instead of inventory purchases. The tax deduction for employees' statutory profit sharing amounts and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated. The impact of the reduction in the corporate income tax rate as a result of the tax law changes in 2004 resulted in a reduction in tax expense of US$21.6 million in 2004.

        Asset tax is calculated by applying a 1.8% tax rate to MM's asset position, as defined by the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years and any required payment of the asset tax is creditable against the excess of the income tax over the asset tax of the following 10 years.

  Valuation allowances—

        Peru:

        The Company's valuation allowance consists of US$0.8 million in foreign tax credits and US$32.6 million in AMT credit carryforwards. Management believes that it is more likely than not that the remaining foreign tax credits of US$50 million will be realized.

        As a result of The American Jobs Creation Act of 2004, the Company may be able to reduce its AMT below that of regular tax in future years. As a result, part of the AMT credit carryforward may be utilized to reduce regular tax to AMT. However, management estimates that the Company will not generate significant regular U.S. taxable income after deductions for percentage depletion and application of regular foreign tax credits and that it is more likely than not that the AMT credit will not be utilized.

        The Company has not recorded a benefit for the prior year AMT paid; the minimum tax credit is only available to reduce a regular tax and not an AMT. Because of limitations on percentage depletion under the AMT, the Company expects an AMT liability for the foreseeable future. Thus, while such credits do not expire, it is not probable they will continue to be utilized in the future as management estimates that the Company will not generate sufficient regular U.S. taxable income after deductions for percentage depletion and application of regular foreign tax credits.

        Mexico:

        In years prior to 2002, MM experienced significant liquidity and financial performance difficulties which resulted in defaults of various debt covenants. Therefore, prior to 2002, a valuation allowance was established for substantially all of its net operating loss and asset tax carryforwards since it was uncertain as to whether those carryforwards might be used. The valuation allowances were reversed in 2002 and 2003 as MM undertook its financial and corporate restructuring and financial performance improved. As of December 31, 2004, the remaining tax loss carryforwards totaled US$38 million and related primarily to the Cananea mine which it expects to fully utilize in 2005. As of December 31, 2004, the remaining asset tax carryforward amounting to US$45 million is also fully expected to be utilized since it can be credited in future years against future income tax payable.

NOTE 8—WORKERS' PARTICIPATION:

        The Company's operations in Peru and Mexico are subject to statutory workers' participation.

        In Peru, the provision for workers' participation is calculated at 8% of pre-tax earnings. The current portion of this participation, which is accrued during the year, is based on Branch's taxable income and is distributed to workers following determination of final results for the year. In Mexico, workers' participation is determined using the guidelines established in the Mexican income tax law at a rate of 10% of pre-tax earnings as adjusted by the tax law.

        The provision for workers' participation is included in "Cost of sales (exclusive of depreciation, amortization and depletion)" in the statements of earnings. For the years ended December 31, 2002, 2003 and 2004, workers' participation expense was US$18.1 million, US$20.2 million and US$93.6 million, respectively.

NOTE 9—FINANCINGS:

  Long term debt:

	As of December 31,
	2003	2004
SPCC:
8.25% Corporate bonds due 2004	$50.0	$—
8.75% Corporate bonds due 2007	50.0	50.0
5.5625% (4.1875% at December 31, 2003) Corporate bonds due 2005-2012	73.1	73.1
5.3750% (4.1875% at December 31, 2003) Corporate bonds due 2005-2012	25.9	25.9
4.5000% (3.5625% at December 31, 2003) Corporate bonds due 2005-2010	25.0	25.0
4.6250% (3.5000% at December 31, 2003) Corporate bonds due 2005-2010	25.0	25.0
3.94% (2.48% at December 31, 2003)
MITSUI credit agreement due 2013	100.0	90.0
MM:
Citibank credit facility	—	600.0
Common Agreement Secured Export Notes	881.0	—
Yankee bonds—Series A	316.2	316.2
Yankee bonds—Series B	125.0	125.0

Total debt	1,671.2	1,330.2
Less, current portion of long-term debt	(115.3)	(152.3)

Total long-term debt	$1,555.9	$1,177.9

        In 1998, MM issued US$500 million of unsecured debt, which are referred to as Yankee Bonds. These bonds were offered in two series: Series A for US$375 million, with an interest rate of 8.25% and a 2008 maturity, and Series B for US$125 million, with an interest rate of 9.25% and a 2028 maturity date. The bonds contain a covenant regarding a ratio of EBITDA to interest expense of not less than 2.50 to 1.0, as such terms are defined by the facility.

        In 1999, SPCC entered a US$100 million, 15-year loan agreement with Mitsui. The interest rate for this loan is the Japanese LIBO rate plus 1.25% (Japanese LIBO at December 31, 2004 was 2.69%). The Mitsui credit agreement is collateralized by pledges of receivables of 31,000 tons of copper per year. The Mitsui agreement requires the Company to maintain a minimum stockholders' equity of US$750 million and a specific ratio of debt to equity. Reduction of Grupo México's direct or indirect voting interest in the Company to less than a majority would constitute an event of default under the Mitsui agreement.

        In 2002, SPCC prepaid the US$122.9 million balance remaining on a US$150 million Secured Export Notes Financing under its Common Agreement. In connection with this prepayment, SPCC paid a premium of US$11.4 million and expensed the unamortized balance of US$1.0 million of deferred commission fees. These amounts were expensed and presented as a loss on debt prepayment.

        On October 29, 2004, MM borrowed US$600 million pursuant to a new credit facility with a final maturity date in 2009. The new credit facility initially bears interest at LIBOR plus 200 basis points for the year ended December 31, 2004. The proceeds from the new credit facility were used to repay in full the amounts outstanding under a common agreement with holders of MM's secured export notes and other financial institutions. The loan is secured by a pledge of MM's principal properties and is guaranteed by its principal subsidiaries. On March 29, 2005, US$120 million of the principal amount of this loan was prepaid and the interest on the remaining principal amount was reduced to LIBOR plus 112.5 basis points for the next six months. The net loss on this debt prepayment totaled US$16.5 million.

        In October 2004, MM and Banamex entered into an interest rate swap agreement for a notional amount of US$600 million to hedge the interest rate risk exposure on its US$600 million credit facility granted by Citibank. See Note 14.

        In January 2005, SPCC signed a US$150 million credit facility with a group of banks led by Citibank, N.A. In March 2005 this was amended to increase the amount of the facility to US$200 million and as of the end of April 2005 the facility was fully drawn. Proceeds of this credit facility were used to prepay US$170.0 million of the bonds issued under SPCC's Peruvian bond program (SPCC Corporate bonds referred to above), through March 31, 2005. The new facility has a five-year term with an interest rate of LIBOR plus 1.25% for the first year, increasing by 0.125% each ensuing year. The new US$200 million credit facility contains financial covenants that require the Company to maintain a net worth equal to or greater than that at December 31, 2003, and to maintain a ratio of EBITDA to gross interest, as defined, of more than 3.0 to 1.0 and a leverage ratio of no greater than 2.5 to 1.0. Amortization of the loan principal begins in January 2007. The Company paid a prepayment penalty of 1%, or US$1.7 million, to the Peruvian bondholders in 2005.

        Aggregate maturities of the outstanding borrowings at December 31, 2004, are as follows:

Year	Principal Due
2005	$152.3
2006	158.2
2007	233.2
2008	404.4
2009 and Thereafter	382.1

Total	1,330.2
Less—Current portion of long-term debt	152.3

Long-term debt	$1,177.9

        At December 31, 2003 and 2004, other assets included US$1.3 million and US$6.8 million, respectively, held in escrow accounts as required by the Company's loan agreements. The funds are released from escrow as scheduled loan repayments are made.

        At December 31, 2003 and 2004, the balance of capitalized debt issuance costs was US$5.6 million, and US$10.7 million, respectively. Amortization charged to interest expense was US$3.2 million, US$1.7 million and US$5.1 million in 2002, 2003 and 2004, respectively.

NOTE 10—BENEFIT PLANS:

  SPCC Defined Benefit Pension Plans—

        The Company has two noncontributory defined benefit pension plans covering former salaried employees in the United States and certain former employees in Peru. Effective October 31, 2000, the Board of Directors amended the qualified pension plan to suspend the accrual of benefits.

        The components of net periodic benefit costs calculated in accordance with SFAS No. 87 "Employers' Accounting for Pensions", using December 31 as a measurement date, consist of the following:

	Year ended December 31,
	2002	2003	2004
Interest cost	$0.8	$0.7	$0.7
Expected return on plan assets	(0.8)	(0.8)	(0.6)

Net periodic benefit cost	$—	$(0.1)	$0.1

        The change in benefit obligation and plan assets and a reconciliation of funded status are as follows:

	As of December 31,
	2003	2004
Change in Benefit Obligation:
Projected benefit obligation at beginning of year	$11.2	$12.0
Interest cost	0.7	0.7
Benefits paid	(0.9)	(0.9)
Actuarial gain (loss)	1.0	(0.3)

Projected benefit obligation at end of year	$12.0	$11.5

Change in Plan Assets:
Fair value of plan assets at beginning of year	$10.2	$9.7
Actual return on plan assets	0.5	0.4
Employer contributions	—	3.2
Benefits paid	(0.9)	(0.9)
Administrative expenses	(0.1)	(0.1)

Fair value of plan assets at end of year	$9.7	$12.3

Reconciliation of Funded Status:
Funded status	$(2.3)	$0.8
Unrecognized actuarial loss	2.1	2.0

Net amount reflected in Balance Sheet	$(0.2)	$2.8

The assumptions used to determine the pension obligation and seniority premiums as of year end and net cost in the ensuing year were:
Discount rate	6.0%	6.0%
Expected long-term rate of return on plan assets	5.0%	5.0%
Rate of compensation increase	N/A	N/A

        The scheduled maturities of the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	$0.9
2006	0.9
2007	0.9
2008	0.9
2009	0.9
2010 to 2014	4.3

Total	$8.8

        The Company's funding policy is to contribute amounts to the qualified plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate. Plan assets are invested in commingled stock and bond funds.

        The Company's policy for determining asset mix-targets includes periodic consultation with recognized third party investment consultants. The expected long-term rate of return on plan assets is updated periodically, taking into consideration asset allocations, historical returns and the current economic environment. Based on these factors we expect our assets will earn an average of 5.0% per annum assuming our long-term mix will be consistent with our current mix and an assumed discount rate of 6.0%. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

  SPCC Post-retirement Health Care Plan—

        The Company adopted the post-retirement health care plan for retired salaried employees eligible for Medicare on May 1, 1996. The plan is unfunded.

        Effective October 31, 2000, the health care plan for retirees was terminated and the Company informed retirees that they would be covered by the then in effect post-retirement health care plan of ASARCO, a former shareholder of the Company and a subsidiary of Grupo México, which offered substantially the same benefits and required the same contributions. The plan is accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

        The components of net period benefit costs are as follows:

	Year ended December 31,
	2002	2003	2004
Service cost	$—	$—	$—
Interest cost	0.1	0.1	0.1

Net periodic benefit cost	$0.1	$0.1	$0.1

        The change in benefit obligation and a reconciliation of funded status are as follows:

	As of December 31,
	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$1.5	$1.8
Interest cost	0.1	0.1
Plan Amendments	—	(0.3)
Benefits paid	(0.1)	—
Actuarial (gain) or loss	0.3	(0.2)

Benefit obligation at end of year	$1.8	$1.4

Reconciliation of Funded Status:
Funded status	$(1.8)	$(1.4)
Unrecognized actuarial loss	0.6	0.4
Unrecognized prior service cost	—	(0.3)

Post-retirement benefit obligation	$(1.2)	$(1.3)

        Discount rate used in the calculation of other post-retirement benefits and cost as of December 31, 2003 and 2004 was 6.0%.

        The scheduled maturities of the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	$0.1
2006	0.1
2007	0.2
2008	0.2
2009	0.2
2010 to 2014	0.9

Total	$1.7

        For measurement purposes, a 12.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate is assumed to decrease gradually to 6% for 2014 and remain at that level thereafter.

        Assumed health care cost trend rates have a significant effect on the amount reported for the health care plan. One percentage-point change in assumed health care trend rates would not have significant effects.

  MM Defined Benefit Pension Plans—

        The components of net periodic benefit costs calculated in accordance with SFAS No. 87 "Employers Accounting for Pensions", using December 31 as a measurement date, consist of the following:

	For the years ended December 31,
	2002	2003	2004
Interest cost	$2.8	$2.6	$2.6
Service cost	2.5	2.3	2.1
Expected return on plan assets	(1.0)	(0.7)	(1.1)
Amortization of transition assets, net	(0.2)	(0.2)	(0.2)
Recognized net actuarial loss	1.0	0.9	0.5

Net period benefit cost	$5.1	$4.9	$3.9

        The change in benefit obligation and plan assets are as follows:

	December 31,
	2003	2004
Change in benefit obligation:
Projected benefit obligation at beginning of year	$36.8	$35.0
Service cost	2.3	2.1
Interest cost	2.5	2.6
Actuarial (loss) gain, net	(2.4)	(0.2)
Benefits paid	(1.2)	(2.2)
Inflation adjustment	(3.0)	(1.2)
Projected benefit obligation at end of year	$35.0	$36.1

Change in plan assets:
Fair value of plan assets at beginning of year	$8.7	$12.0
Actuarial return on plan assets	3.3	19.4

Fair value of plan assets at end of year	$12.0	$31.4

        The pension plan liability as of December 31, is as follows:

	December 31,
	2003	2004
Actuarial present value of benefit obligation:
Vested benefit obligation	$15.2	$20.2
Non-vested benefit obligation	15.6	12.2

Accumulated benefit obligation	30.8	32.4
Excess of projected benefit obligation over accumulated benefit obligation	4.2	3.7

Projected benefit obligation	35.0	36.1
Plan assets	(12.0)	(27.2)

Projected benefit obligation in excess of plan assets	23.0	8.9
Unrecognized prior service cost	—	(2.5)
Unrecognized net actuarial loss	(11.0)	5.2
Unrecognized transition obligation	1.8	1.3
Additional minimum liability	8.2	7.3
Fair value of plan assets at beginning of year	(3.6)	—

Net pension liability	$18.4	$20.2

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net cost in the ensuing year were:

	2002	2003	2004
Weighted average discount rate	10%	10%	10%
Expected long-term rate of return on plan asset	12%	12%	12%
Rate of increase in future compensation level	6%	6%	6%

        The scheduled maturities on the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	1.2
2006	1.2
2007	1.2
2008	1.2
2009	1.3
2010 to 2014	7.8

Total	13.9

MM Post-retirement health care plan—

        The components of net period benefit costs are as follows:

	For the year ended December 31,
	2002	2003	2004
Interest cost	$2.2	$2.1	$2.2
Service cost	0.4	0.4	0.5
Amortization of transition assets, net	1.6	1.6	1.6

Net periodic post-retirement benefit costs	$4.2	$4.1	$4.3

        The change in benefit obligation and a reconciliation of funded status are as follows:

	As of December 31
	2003	2004
Change in benefit obligation:
Projected benefit obligation at beginning of year	$48.4	$46.2
Service cost	0.4	0.5
Interest costs	2.1	2.2
Actuarial (loss) gain, net	(1.5)	(4.0)
Benefits paid	(1.9)	(2.7)
Settlements	2.6	—
Inflation adjustment	(3.9)	2.3

Projected benefit obligation at end of year	46.2	44.5
Reconciliation of funded status:
Funded status	46.2	44.5
Unrecognized actuarial loss	(9.1)	(5.8)
Unrecognized transition obligation	(26.3)	(25.8)

Post-retirement benefit obligation	$10.8	$12.9

        Discount rate used in the calculation of other post-retirement benefits and costs as of December 31, 2003 and 2004 were 6.0%.

        The scheduled maturities on the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
2005	$2.2
2006	2.2
2007	2.2
2008	2.3
2009	2.3
2010 to 2014	11.7

Total	$22.9

        Insured other benefit cost trend rates have a significant effect on the amount reported of the other benefit plan. One percentage-point change in assumed other benefits cost trend rates would have the following effects:

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$3.1	$2.4

Effect on the post-retirement benefit obligation	$49.4	$39.9

        MM's policy for determining asset mix targets includes periodic consultation with recognized third party investment consultants. The expected long-term rate of return on plan assets is updated periodically, taking into consideration assets allocations, historical returns and the current economic environment. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

        These plans accounted for approximately 30% of benefit obligations. The following table represents the asset mix of the investment portfolio as of December 31:

	2003	2004
Asset category:
Equity securities	87%	88%
Treasury bills	13%	12%

	100%	100%

        The amount of contributions that the Company expects to be paid to the plan during 2005 is not material.

NOTE 11—MINORITY INTEREST:

        For all the years presented, the minority interest is based on the earnings of the Company's Peruvian Branch, and through October 2004 it also included the minority interest held in certain subsidiaries of MM as further described below.

        The Company acquired 2.3 million, 0.2 million and 0.02 million investment shares at a cost of US$8.8 million, US$0.7 million and US$0.1 million in 2002, 2003 and 2004, respectively. These acquisitions have been accounted for as purchases of minority interests. The carrying value of the minority interest purchased was reduced by US$6.8 million, US$0.5 million and US$0.08 million in 2002, 2003 and 2004, respectively, and the excess paid over the carrying value was assigned to intangible assets and is being amortized based on production. As a result of these acquisitions, the remaining investment shareholders are entitled to a pro rata participation in the cash distributions made by the Company. The shares are recorded as a minority interest in the Company's financial statements.

        In addition, on October 23, 2004, MM reached an agreement with the National Union of Mine, Metallurgical and Similar Workers of the Mexican Republic (the "Union") for the purchase of a 4.2% and 1.5% stock stake owned by the Union in two of its subsidiaries. The stock was purchased by delivery of a note in the amount of US$51.5 million. The purchase price of the interest acquired was less than its carrying value by US$31.8 million and, therefore, such negative goodwill was allocated as reduction of the long-lived assets to be amortized based on production. This note was paid in full in February 2005.

NOTE 12—COMMITMENTS AND CONTINGENCIES:

  Royalty tax—

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. In 2004, more than 5,000 Peruvian citizens filed a request to the Peruvian Constitutional Tribunal to have the law declared unconstitutional. However, in April 2005, the Constitutional Tribunal ruled the royalty law to be constitutional and therefore applicable to mining activities in Peru. Although the Company filed a suit in the Lima Civil Court to protest the law as unconstitutional, after the Constitutional Tribunal's resolution it is unlikely that the Company's suit will be successful. Under the new law, the Company is subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. The Company made a provision of US$17.6 million in 2004 for this new tax which went into effect as of June 25, 2004. This provision is included in cost of sales (exclusive of depreciation, amortization and depletion) on the Company's statement of earnings.

  Power purchase agreement—

        In 1997, SPCC sold its Ilo power plant to an independent power company, Enersur S.A., for US$33.6 million. In connection with the sale, a power purchase agreement was also completed under which the SPCC agreed to purchase all of its power needs for its Peruvian operations from Enersur S.A. for twenty years, commencing in 1997.

        The Company agreed to amend its power purchase agreement in June 2003, resolving certain issues that arose between the parties and reducing power costs for the remaining life of the agreement. The Company made a one-time contractual payment of US$4.0 million to Enersur S.A. under terms of the new agreement. The new agreement releases Enersur S.A. from the obligation to construct additional capacity upon notice to meet the Company's increased electricity requirements from the planned expansion and modernization. SPCC believes it can satisfy the need for increased electricity requirements from other sources, including local power providers.

  Environmental matters—

  Peruvian operations—

        Some of the Company's operations are subject to applicable Peruvian environmental laws and regulations. The Peruvian government, through its Ministerio de Energía y Minas (the Ministry of Energy and Mines, or MEM) conducts certain annual audits of the Company's Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions and effluent monitoring are reviewed. The Company believes that it is in material compliance with applicable Peruvian environmental laws and regulations.

        In accordance with Peruvian regulations, in 1996 SPCC submitted its Programa de Adecuación y Manejo Ambiental (the Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) to the MEM. A third-party environmental audit was conducted in order to elaborate the PAMA. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. SPCC's PAMA was approved in January 1997 and contains 34 mitigation measures and projects necessary to (1) bring the existing operations into compliance with the environmental standards established by the MEM and (2) identify areas impacted by operations that are no longer active and need to be reclaimed or remediated. By the end of 2004, 31 of these projects were completed, including all PAMA commitments related to the Company's operations in Cuajone and Toquepala. The three pending PAMA projects all relate to the Ilo smelter operations. The primary areas of environmental concern are the smelter reverberatory slag eroded from slag deposits up until 1994, and atmospheric emissions from the Ilo smelter.

        The slag remediation program is progressing as scheduled and is expected to be completed by 2007. With respect to the smelter emissions, the third phase of the Ilo smelter modernization has started and is scheduled to be completed by 2007. In July 2003, the Company awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holdings Limited). The Company believes that the selected proposal complies with the current environmental regulations. This project is the Company's largest short-term capital investment project and is estimated at US$500 million, including US$154 million expended through 2004. Beginning in 1995 and continuing while this project is under construction, the Company has established an emissions curtailment program that has allowed us to comply with the annual sulfur dioxide air quality standard (established by the MEM in 1996) in the populated areas of the city of Ilo.

        On October 14, 2003, the Peruvian Congress published a new law announcing future closure and remediation obligations for the mining industry. On March 14, 2004, MEM published proposed regulations for this law. The law was amended on May 28, 2004 but the regulations have not been finalized. The amended law requires existing mining operations to present a Mine Closure Plan to the MEM within one year or before October 15, 2004. Since the regulations have not been approved, on October 15, 2004, the Company submitted a notice to the MEM stating that based on current legislation it was unable to make a reasonable estimate of its closure obligation. It is expected that final regulations detailing requirements of the law will be published in 2005, and the Company will be required to submit the Mine Closure Plan thereafter. The law requires companies to provide financial guarantees to insure that remediation programs are completed. The Company anticipates that this law, when in force, will increase its asset retirement obligations and require future expenditures and amortizations over the life of the mine to satisfy its requirements. The Company believes the liability for these asset retirement obligations cannot currently be measured, or reasonably estimated, based on the proposed generalities of this law. The Company is studying the impact this law will have on its results, but currently cannot reasonably estimate the effect until final regulations are published.

        For the Company's Peruvian operations, environmental capital expenditures were $2.5 million, $2.2 million and $65.5 million in 2002, 2003 and 2004, respectively. The Company foresees significant environmental capital expenditures in 2005. Approximately US$171 million has been budgeted in 2005; the smelter project accounts for most of this budget.

  Mexican operations—

        Some of the Company's operations are subject to Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution and hazardous and solid wastes. Some of these laws and regulations are relevant to legal proceedings pertaining to the Company's San Luis Potosí facilities.

        The principal legislation applicable to the Company's Mexican operations is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection, or the Environmental Law), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection, or the PROFEPA). The PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards and, if warranted, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most egregious cases may result in the temporary or permanent closing of noncomplying facilities, the revocation of operating licenses and/or other sanctions or fines. Also, according to the Código Penal Federal (Federal Criminal Code), the PROFEPA has to inform corresponding authorities regarding environmental crimes.

        The Company's operations near the U.S.-Mexican border are also subject to the Agreement on Cooperation for the Protection and Improvement of the Environment in the Border Area, or the La Paz Agreement, which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality along the border. The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at our smelters in northwestern Mexico. In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, MM shut down the Cananea smelter and operations at Monterrey in December 1999.

        Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999. However, the

Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on the Company's business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Although the Company believes that all of its facilities are in material compliance with applicable environmental, mining and other laws and regulations, the Company cannot assure you that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on the Company's business, properties, results of operations, financial condition or prospects.

        Due to the proximity of certain facilities of MM's subsidiaries near urban centers, the authorities may implement certain measures that may impact or restrain the operation of such facilities. Any enforcement action to shut down any such facilities may have an adverse effect on the operating results of the relevant subsidiary.

        The Company has instituted extensive environmental conservation programs at its mining facilities in Peru and Mexico. The Company's environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

  Litigation matters—

  Class actions

        Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) late in December 2004 and early January 2005 relating to the acquisition of MM by SPCC. On January 31, 2005, the three actions Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and Southern Peru Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Peru Copper Corporation, et al., Civil Action No. 978-N were consolidated into one action titled, In re Southern Peru Copper Corporation Shareholder Derivative Litigation, Consol. C. A. No. 961-N and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit. The consolidated action purports to be brought on behalf of the Company's common stockholders.

        The consolidated complaint alleges, among other things, that the acquisition of MM is the result of breaches of fiduciary duties by the Company's directors and is not entirely fair to the Company and its minority stockholders. The consolidated complaint seeks, among other things, a preliminary and permanent injunction to enjoin the acquisition, the award of damages to the class, the award of damages to the Company and such other relief that the court deems equitable, including interest, attorneys' and experts' fees and costs. The Company believes that this lawsuit is without merit and intends to vigorously defend itself against this action.

        It is the opinion of the Company's management that the outcome of the aforementioned legal proceeding will not have a material adverse effect on the Company's financial position or results of operations on it or on its consolidated subsidiaries.

        Peruvian Mining Royalty

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge on the mining industry. Regulations for the new law were published in the fourth quarter of 2004 and further in January 2005. The Company has filed suit in the civil court of Lima to protest that this law is unconstitutional. In April 2005, the Peruvian Constitutional Tribunal ruled that this law is constitutional. In addition, the Constitutional Tribunal stated that this charge applied to all concessions held in the mining industry, implying that those entities with stability contracts are subject to this charge. The Company believes that this interpretation is incorrect and intends to protest the imposition of the royalty charge on its SX/EW production, which is operating under a tax stability agreement. The Company has recorded in 2004 a provision of US$17.6 million included in cost of sales on the statement of earnings, which does not include approximately US$3.0 million of additional potential liability relating to its SX/EW production as of March 31, 2005.

        Peruvian Investment Shares

        In April 1996, SPCC was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of investment shares, which were formerly called "labor shares," of SPCC's Peruvian Branch plus dividends. In December 1999, a civil court of first instance in Lima decided against SPCC, ordering the delivery of the investment shares and dividends to the plaintiffs. SPCC appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court's decision. On appeal by the Company, the Peruvian Supreme Court annulled the proceeding, noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The lawsuit was dismissed by the lower court in January 2005. The plaintiffs have appealed to the superior court. The Company has not made a provision for this lawsuit because it believes that it has meritorious defenses to the claims asserted in the complaint.

  Ejido land matter

        In July 1991, the Mexican agricultural community of Pilares de Nacozari Ejido, or Ejido, commenced an action in the first federal district court in Sonora, Mexico against the Mexican Ministry of Agrarian Reform, or the Ministry. The action alleged improper expropriation of approximately 1,500 hectares of land adjacent to the La Caridad mine and on which certain of Mexcobre's facilities are currently located. Mexcobre was not named as a defendant in the action although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973 and has alleged legal and physical impossibility of returning the land.

        There has been no final resolution of this matter, but the Mexican Appellate District Court, before whom this matter is presently docketed, has twice before issued a ruling stating that it is impossible to return the land as a means of restitution. A third and final ruling from the Mexican Appellate District Court is expected soon. Management of the Company believes that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial liability with respect to such compensation would not be material.

  Coremi royalties

        When Mexcobre originally received mining concessions related to its La Caridad unit in 1970, it was required to pay royalties to the Council of Mineral Resources, which is referred to as Coremi. When the Mining Law came into effect in 1992, this obligation was terminated. However, Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, did not concede that the royalty obligation to Coremi was terminated and, in 1995, Coremi initiated a series of legal actions that are still pending. In August 2002, Coremi filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre the payment of royalties due since 1997. Mexcobre answered and denied Coremi's claims in October 2002 and currently is in the discovery stage (etapa de ofrecimiento de pruebas). The parties are currently seeking a negotiated settlement. The Company and Mexcobre believe that any such payment related to this matter would not be material to it or to Mexcobre.

  San Luis Potosí facilities

        The municipality of San Luis Potosí has granted Desarrolladora Intersaba, S.A. de C.V., licenses of use of land and construction for housing and/or commercial zones in the former Ejido Capulines, where the residential project "Villa Magna" is expected to be developed in the near future.

        The "Villa Magna" residential project will be developed within what Immsa believes are the boundaries of an environmental and safeguard buffer zone required to be created and maintained pursuant to the Environmental Law and its regulations, based on a risk study approved by the Environmental and Natural Resources Ministry. This risk study revealed that the operation of the zinc refinery, by its nature, represents potential risks to third parties.

        Based on the foregoing, Immsa has initiated two different actions regarding this matter:

            (i)  first, against the Municipality of San Luis Potosí, requesting the annulment of the authorization and licenses granted to Desarrolladora Intersaba, S.A. de C.V. to develop "Villa Magna" within the zinc plant's safeguard and buffer zone; and

           (ii)  second, against the PROFEPA's administrative resolution "advising" (rather than enforcing) the Municipality to acknowledge the safeguard buffer zone around Immsa's zinc refinery as approved by the Environmental and Natural Resources Ministry.

        These actions are awaiting final resolutions. Immsa believes that, should the outcome of the above mentioned legal proceedings be adverse to Immsa's interests, the construction of the "Villa Magna" housing and commercial development would not, in itself, affect the operations of Immsa's zinc plant.

        In addition to the foregoing, Immsa has initiated a series of legal and administrative procedures against the Municipality of San Luis Potosí due to its refusal to issue Immsa's use of land permit in respect of its zinc plant. The Municipality has refused to grant such license based on the argument that Immsa has failed to submit, as part of the application process, a manifestación de impacto ambiental (environmental impact assessment). Immsa believes that the environmental impact assessment is not required because Immsa will not undertake construction activities. Immsa anticipates that the trial judge will order the Municipality to continue the analysis of Immsa's request to issue the licencia de uso de suelo (use of land permit).

  Tax contingency matters—

        The Company is regularly audited by the federal, state and foreign tax authorities both in the United States and internationally. These audits can result in proposed assessments. In 2002, the Internal Revenue Service (IRS) has issued a preliminary Notice of Proposed Adjustment for the years 1994 through 1996. In 2003, the Company settled these differences with the IRS and made a payment of US$4.4 million, including interest. Generally, the years 1994 through 1996 are now closed to further adjustment.

        The IRS is now completing its field audit of the tax years 2000 through 2002 and had previously completed the field audit work for 1997 through 1999. During the audit of the tax years 1997 through 1999, the IRS questioned the Company's accounting policy for determination of useful lives, the calculation of deductible and creditable Peruvian taxes, the methodology of capitalizing interest and the capitalizing of certain costs (drilling, blasting and hauling) into inventory value as items for possible adjustment. In the fourth quarter of 2003, the Company and the IRS had jointly requested technical advice from the IRS National Office to help resolve the inventory value dispute. The years 1997 through 2002 will remain open until the inventory value and all outstanding issues are resolved. The Company believes that the positions that it is reporting to the IRS are correct and appropriate. The Company believes that it has substantial defenses to the IRS assessments and that adequate provisions have been made so that resolution of any issues raised by the IRS will not have an adverse effect on its financial condition or results of operations. Significant management judgment is required in determining the provision for tax contingencies. The estimate of the probable cost for resolution of the tax contingencies has been developed in consultation with legal and tax counsel. The Company does not believe that there is a reasonable likelihood that there is an exposure to loss in excess of the amounts accrued therefore.

        In December 2004 and January 2005, the Company received assessments and penalties from the Peruvian Tax Administration ("SUNAT") for the fiscal years 2000 and 2001, in which certain deductions taken by the Company were disallowed. SUNAT has objected to the Company's method of deducting vacation pay accruals in 2000, a deduction in 2000 for a fixed asset write-off, as well as certain other deductions in both years. The Company has appealed these assessments and resolution is still pending.

        In prior years, the Company received assessments and penalties from SUNAT for fiscal years 1996 through 1999, in which several deductions taken were disallowed. SUNAT has challenged the Company's depreciation method and deduction of other expenses related to charges incurred outside of Peru from 1996 through 1999, and the deduction of certain interest expenses from 1997 through 1999. The Company appealed these assessments and resolution is still pending.

        In February 2003, the Peruvian tax court confirmed SUNAT's assessments and penalties with regard to depreciation and deductions of other expenses incurred outside of Peru for fiscal years 1996 and 1997. Consequently, the Company recognized an additional tax and workers participation liability for fiscal years 1998 and 1999 on the amounts assessed by SUNAT. Therefore, in 2003 the Company recorded a charge to workers' participation, (included in cost of sales (exclusive of depreciation, amortization and depletion) on the statement of earnings) and income tax expense of US$0.5 million and US$4.4 million, respectively. The Company, however, has not recognized a liability for penalties and interest assessed by SUNAT in connection with the depreciation and other expenses deduction as it considers they are not applicable. The status of the penalty appeals is as follows:

        With regard to the appeal of the penalty related to fiscal year 1996, the Company was required to issue a letter of credit to SUNAT of US$3.4 million, which was issued in July 2003. This deposit is recorded in other assets on the condensed consolidated balance sheet. The Peruvian tax court denied the Company's appeal in February 2004. Consequently, in April 2004, the Company filed a lawsuit against the Peruvian tax court and SUNAT in the superior court of Peru, which is the final level of the judicial courts. The Company was not required to issue a deposit for appeal of assessments and rulings with respect to any other years.

        With regard to the penalty issued by SUNAT related to fiscal year 1997, in November 2002 the Peruvian tax court indicated that the penalty needed to be modified and declared the previously issued penalty null. According to this tax court resolution, SUNAT issued a new penalty in December 2003. This penalty and penalties related to fiscal years 1998 and 1999 have been protested before SUNAT.

        The Company continues to appeal SUNAT's assessment of all penalties and interest related to the disallowance of the above-mentioned items for fiscal years 1997 through 1999.

        The Company's appeal before the Peruvian tax court related to the assessments (pertaining to the deduction of certain interest expense) for fiscal year 1997, was denied. In this regard, in May 2003, the Company filed a lawsuit before the superior court against SUNAT and the Peruvian tax court seeking the reversal of the ruling of the tax court. The tax court has not ruled on the interest deductions for 1998 or 1999.

        The Company has not recorded any expense associated with the assessment challenging deductions of interest expense for the years 1997, 1998, or 1999, nor has the Company recorded any expense associated with the assessments for the years 2000 and 2001.

  Labor matters—

        In the last several years the Company has experienced a number of strikes or other labor disruptions that have had an adverse impact on its operations and operating results. For example, in

Peru on August 31, 2004, unionized workers at the mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metal prices. The strike was resolved in September 13, 2004. In Mexico, on July 12, 2004, the workers of Mexicana de Cobre site went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, following by the Mexicana de Cobre workers. The strike lasted for six days at Mexicana de Cobre and nine days at Mexicana de Cananea. In each case, the operations at the particular mine ceased until the strike was resolved. The Company cannot make assurances that they will not experience strikers or other labor-related work stoppages in the future that could have a material adverse effect on its financial condition and results of operations.

  Other legal matters—

        The Company is involved in various other legal proceedings incidental to its operations, but the Company does not believe that decisions adverse to it in any such proceedings individually or in the aggregate would have a material adverse effect on its financial position and results of operations.

        The Company's direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving ASARCO LLC ("Asarco"). In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco's environmental liabilities and AMC's then-proposed purchase of SPCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. In October 2004, AMC, Grupo México and other parties, not including SPCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC's purchase of SPCC from Asarco should be voided as a fraudulent conveyance. While Grupo México and its affiliates believe that these claims are without merit, the Company cannot assure you that these or future claims, if successful, will not have an adverse effect on its parent corporations or on it.

NOTE 13—STOCKHOLDERS' EQUITY:

  Merger adjustments—

        Pursuant to U.S. GAAP, since both SPCC and MM are under common control for all the periods presented, the transfer of MM to SPCC has been reflected at the historical carrying value of MM's assets and liabilities in a manner similar to a pooling of interests. The difference in the value of the newly issued 67,207,640 shares of SPCC and the net carrying value of MM has been recognized in equity as a reduction in additional paid-in capital. In addition, MM's historical common stock, treasury stock and additional paid in capital accounts were eliminated and classified within SPCC's additional paid-in capital. MM's retained earnings were carried forward as reported to be combined with retained earnings of SPCC. For the purpose of these financial statements, the issuance of 67,207,640 shares have been reflected as if they had been outstanding as of January 1, 2002. Therefore, historical common stock and per share data presented herein differs from that previously reported by SPCC on a stand-alone basis.

  Common stock—

        The Company has two classes of common shares outstanding. Class A common stockholders are entitled to five votes per share. Common share stockholders are entitled to one vote per share.

NOTE 14—DERIVATIVE INSTRUMENTS:

        In October 2004, MM and Banamex entered into an interest swap agreement for a notional amount of US$600 million, to hedge the interest rate risk exposure on its US$600 million credit facility granted by Citibank, bearing interest based on periodic London Interbank Offered Rate ("LIBOR"), plus a spread of 200 basis points. Under this agreement MM receives floating-rate interest amounts based on LIBOR and pays fixed-rate interest payments at 3.49%.

        The fair value of the interest rate swap was US$(2,644) million as of December 31, 2004 and is recorded within "Other current liabilities" in the combined balance sheet.

        For the year ended December 31, 2004, the Company recognized net losses in the combined statement of earnings of US$2.6 million under the caption "Interest expense" in connection with interest rate swaps.

NOTE 15—FINANCIAL INSTRUMENTS:

        For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable (other than accounts receivable associated with provisionally priced sales) and accounts payable, the carrying amounts approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments:

	As of December 31,
	2003		2004
	Carrying value	Fair value	Carrying value	Fair value
Assets:
Accounts receivable associated with provisionally priced sales:
Copper	$145.4	$149.8	$185.9	$185.9
Molybdenum	$27.9	$27.9	$202.7	$202.7
Marketable securities	$—	$—	$45.3	$45.3
Liabilities:
Debt—SPCC	$349.0	$355.8	$289.0	$291.2
Debt—Minera México	$1,322.8	$1,277.6	$1,041.2	$1,051.9
Interest rate swaps	$—	$—	$2.6	$2.6

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        Accounts receivable associated with provisionally priced sales: Fair value of copper is based on published forward prices and fair value of molybdenum is based on year-end market prices.

        Marketable securities: Fair value is based on quoted market prices.

        Long-term debt: Fair value is based on the quoted market prices.

        Interest rate swap: Fair value was calculated based on discounted expected future cash flows of interests to be received and paid.

NOTE 16—CONCENTRATION OF RISK:

        The Company operates four copper open-pit mines, five underground polymetal mines, three smelters and eight refineries in Peru and Mexico and substantially all of its assets are located in these countries. There can be no assurances that the Company's operations and assets that are subject to the jurisdiction of the governments of Peru and Mexico will not be adversely affected by future actions of such governments. Substantially all of the Company's products are exported from Peru and México to customers principally in United States, Europe, Asia, and South America.

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable.

        The Company invests or maintains available cash with various banks, principally in the United States, Mexico, Europe and Peru, or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions. At December 31, 2004, SPCC had invested 48.45% of its cash equivalents and marketable securities with Peruvian banks, of which 34.09% was invested with one institution.

        During the normal course of business, the Company provides credit to its customers. Although the receivables resulting from these transactions are not collateralized, the Company has not experienced significant problems with the collection of receivables.

        MM is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, MM only uses highly-rated financial institutions that meet certain requirements. MM also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. MM does not anticipate that any of the financial institutions will default on their obligations.

        The Company's five largest trade receivable balances accounted for 25.8% and 26.5% and 33.7% of the trade accounts receivable at December 31, 2002, 2003 and 2004, respectively, of which one customer represented approximately 6.9%, 6.7%, and 10.7%, respectively, of our combined sales.

NOTE 17—RELATED PARTY TRANSACTIONS:

        Balances receivable and payable with affiliated companies and related parties are shown below:

	As of December 31,
	2003	2004
Affiliate receivable:
AMC	$1.1	$1.1
ASARCO	—	2.3
Cerro Wire & Cable Co.	—	8.5
México Constructora Industrial, S.A. de C.V.	—	1.5
Americas Sales Corporation	2.4	—
Intermodal Mexico, S.A. de C.V.	2.7	—
Other	0.7	2.3

	$6.9	$15.7

	As of December 31,
	2003	2004
Affiliate payable:
Grupo México	$7.0	$63.2
Ferrocarril Mexicano, S.A.	2.0	3.3
ASARCO	4.9	—
Infraestructura y Transportes México, S.A. de C.V.	2.0	—
Other	1.8	—

	$17.7	$66.5

        At December 31, 2003, the Company had an outstanding loan payable, in the amount of US$52.5 million, to Grupo México bearing interest at an annual rate of 5.50% with a maturity date of December 31, 2005. The balance as of December 31, 2003 is not reflected in the table above but rather, separately presented as a non-current liability in the accompanying balance sheets.

        The Company has entered into certain transactions in the ordinary course of business with parties that are controlling shareholders. These transactions include the lease of office space, air transportation, construction services and products and services relating to mining and refining. The Company lends and borrows funds among affiliates for acquisitions and other corporate purposes. These financial transactions bear interest.

        Grupo México, the Company's ultimate parent and the majority indirect stockholder of the company and its affiliates, provides various services to the Company. In 2004, these activities were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistics, sales and administrative and other support services. Grupo México is reimbursed for these support services. The total amount paid by the Company to Grupo México for such services in 2004 was US$13.8 million. The Company expects to continue to pay for these services going forward in an amount of US$13.8 million per year.

        The holders of the Company's Class A common stock and their affiliates purchase copper products from the Company from time to time at prices determined by reference to the LME and COMEX market price for copper at such time. The Company expects that its policy of determining prices for related party transactions by reference to the LME or COMEX market prices for copper at the time of any such transaction will continue.

        Subsidiary companies of Grupo México purchased US$9.3 million, US$6.3 million and US$13.0 million of metal products (gold, silver, sulfuric acid and copper) from SPCC in 2002, 2003 and 2004, respectively.

        Sociedad Minera Cerro Verde, S.A.A., an affiliate of Phelps Dodge Overseas Corporation and Climax Molybdenum B.V., stockholders of the Company that are affiliates of Phelps Dodge Corporation, purchased US$2.1 million, US$1.9 million and US$3.7 million of acid products from the Company in 2002, 2003 and 2004, respectively.

        Cerro Wire and Cable LLC ("Cerro"), an affiliated company of one of the Company's stockholders, purchased US$70.2 million of copper products from the Company in 2004. There were no such purchases by Cerro in 2002 and 2003.

        In 2003, the Company purchased from Asarco, a former stockholder of the Company and a subsidiary of Grupo México, used mining equipment. In compliance with Peruvian regulations related to used vehicles and mining equipment, the trucks and mining equipment were independently appraised at fair market value at the time of purchase for US$10 million. Additionally in 2003, the Company purchased from Asarco mineral exploration properties in Chile, at a cost of US$3.7 million. The Company used an independent appraisal firm to determine the purchase price.

        On January 15, 2004, the Company entered into a tolling agreement with Asarco. Under the terms of the agreement, in the first quarter of 2004, the Company, through its wholly owned U.S. subsidiary, Southern Peru Limited ("SPL"), commenced delivering to Asarco, at its Amarillo, Texas refinery, copper cathodes for conversion into copper rods, which the Company sells in the United States. The Company delivered 77,000 tons of copper during 2004 to the Asarco refinery. During 2004, SPL sold US$219.5 million of copper wire rods. Of these sales, US$70.2 million corresponds to sales to Cerro that were recorded as sales to stockholders and affiliates in the consolidated statement of earnings. At December 31, 2004 there was a total of US$9.3 million in related party accounts receivable of which US$8.5 million related to SPL's sales to an affiliate, Cerro, and US$0.8 million related to sales by the Company to other related entities. The Company pays Asarco a tolling charge upon its receipt of copper. Tolling charges from Asarco were US$3.8 million in 2004 and are included in cost of sales in the consolidated statement of earnings.

        The Company contracted an aggregate of approximately US$1.7 million, US$1.2 million and US$3.2 million in 2002, 2003 and 2004, respectively, for shipping services to and from Peru by Compañía Sud-Americana de Vapores S.A. ("CSAV"), and a subsidiary company. CSAV is a company indirectly controlled by Quemchi, S.A. Mr. Jaime Claro, a director of SPCC during 2002, 2003 and the first half of 2004, is chairman of Quemchi S.A.

        The Company purchased US$0.7 million, US$1.4 million and US$0.4 million in 2002, 2003 and 2004, respectively, of industrial materials from Higher Technology Solutions S.A. ("Higher Tec"), a Peruvian corporation and a related company. Mr. Carlos González, a son of SPCC's President and Chief Executive Officer, is an investor in Higher Tec and the owner of the related company. Additionally, in 2004 the Company purchased US$1.1 million and US$0.7 million of industrial material from Higher Technology S.A.C. and Servicios y Fabricaciones Mecánicas S.A.C., respectively. Mr. Carlos González is the principal owner of these companies. In addition, the Company purchased US$0.1 million, US$0.2 million and US$0.4 million, in 2002, 2003 and 2004, respectively, of industrial materials from Société Française des Bandes Transporteuses, a French corporation. Mr. Alejandro González, a son of SPCC's President and Chief Executive Officer, is a sales representative with this company.

        MM was paid fees of US$0.8 million, US$0.4 million and US$6.8 million in 2002, 2003 and 2004, respectively, primarily for various services by Grupo México, including accounting, tax, financial, treasury, human resources and other support services.

        MM paid US$3.4 million, US$3.4 million and US$3.3 million in 2002, 2003 and 2004, respectively, in interest expense related to borrowings from Grupo México.

        MM paid US$6.0 million, US$12.8 million and US$6.1 million in 2002, 2003 and 2004, respectively, for refining and other services provided by Asarco.

        MM paid fees of US$17.7 million, US$13.8 million and US$18.9 million in 2002, 2003 and 2004, respectively, primarily for freight services provided by Ferrocarril Mexicano, S.A., an indirect subsidiary of Grupo México.

        The Larrea family controls a majority of the capital stock of Grupo México, and has extensive interests in other businesses, including oil drilling services, construction and real estate. The Company engages in certain transactions in the ordinary course of business with other entities controlled by the family relating to mining and refining services, the lease of office space, and air transportation and construction services. These transactions amounted to approximately US$8.4 million in 2003 and US$6.1 million in 2004.

NOTE 18—NET SALES AND GEOGRAPHICAL INFORMATION:

        Net sales to respective countries were as follows:

	Year ended December 31,
	2002	2003	2004
United States	$516	$557	$1,106
Europe	286	344	673
Mexico	415	387	630
Peru	3	1	44
Latin America, excluding Mexico and Peru	87	151	468
Asia	81	137	176

Total	$1,388	$1,577	$3,097

        Geographical information is as follows:

	2004
	Peru	Mexico	Total
Capital expenditures	$172	$57	$228
Property, net	$1,217	$1,851	$3,068
Net sales(1)	$1,716	$1,381	$3,097
	2003
	Peru	Mexico	Total
Capital expenditures	$50	$15	$65
Property, net	$1,118	$1,922	$3,041
Net sales (1)	$795	$782	$1,577
	2002
	Peru	Mexico	Total
Capital expenditures	$77	$9	$85
Property, net	$1,137	$2,000	$3,137
Net sales (1)	$665	$724	$1,388

(1)
Based on location of origin of sale

        At December 31, 2004, the Company has recorded provisionally priced sales of 179.7 million pounds of copper, at a forward average price of US$1.45 per pound. Also, the Company has recorded provisionally priced sales of 63 million pounds of molybdenum at the year-end market price of US$32.38 per pound. These sales are subject to final pricing based on the average monthly LME and COMEX copper prices and Dealer Oxide molybdenum prices in the future month of settlement.

        Following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2004:

Pounds of copper	Priced at	Month of settlement
(millions)
115.3	$1.47129	January 2005
29.3	1.45286	February 2005
19.4	1.43880	March 2005
5.7	1.41975	April 2005
9.3	1.40160	May 2005
0.7	1.38210	June 2005

179.7	$1.45428	January 2005 to June 2005

Pounds of molybdenum	Market price	Month of settlement
(millions)
2.4	$32.38	January 2005
1.6	32.38	February 2005
1.9	32.38	March 2005
0.4	32.38	April 2005

6.3	$32.38	January 2005 to April 2005

        Provisional sales price adjustments included in accounts receivable and net sales were as follows at December 31 (in millions):

	As of December 31,
	2003	2004
Copper	$8.4	$15.9
Molybdenum	6.9	69.2

Total	$15.3	$85.1

        Management believes that the final pricing of these sales will not have a material effect on the Company's financial position or results of operations.

        The following are the significant outstanding long-term contracts:

        Under the terms of a forward sales contract with Union Minière, as amended, November 12, 2003, the Company is required to supply Union Minière, through its agent, S.A. SOGEM N.V., with 18,000 tons of blister copper annually for a five-year period from January 1, 2004 through December 31, 2008 and 13,800 tons of blister during 2009. The price of the copper contained in blister supplied under the contract is determined based on the LME monthly average settlement price, less a refining allowance, which is negotiated annually.

        Under the terms of a sales contract with Mitsui & Co. Ltd. ("Mitsui"), the Company is required to supply Mitsui with 48,000 tons of copper cathodes annually for a fifteen-year period through December 31, 2013. If the shipment destination is Asia, the pricing of the cathodes is based upon the LME monthly average settlement price. However, if the destination of shipments is the United States, the pricing of the cathodes is based upon the COMEX monthly average settlement price plus a producer premium, which is agreed upon annually based on world market terms. 90,000 tons related to a prior contract (period 1994-2000) will be supplied as follows: 48,000 in 2014 and 42,000 in 2015.

Mexico, D.F., April 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Southern Peru Copper Corporation:

        We have reviewed the accompanying condensed combined balance sheet of Southern Peru Copper Corporation and subsidiaries as of March 31, 2005 and the related condensed combined statements of earnings and cash flows for each of the three-month periods ended March 31, 2005 and 2004. These interim financial statements are the responsibility of the Company's management. The combined financial statements give retroactive effect to the common control merger involving Minera México, S.A. de C.V. in a transaction accounted for at historical cost as described in Note 1 to the condensed combined interim financial statements.

        We conducted our reviews in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our reviews we are not aware of any material modifications that should be made to the accompanying condensed combined interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

        We previously audited in accordance with the Public Company Accounting Oversight Board (United States), the combined balance sheet as of December 31, 2004, and the related combined statement of earnings, changes in stockholders equity and of cash flows for the year then ended (not presented herein), and in our report dated April 5, 2005 we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying condensed combined balance sheet as of December 31, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PRICEWATERHOUSECOOPERS

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

CONDENSED COMBINED STATEMENT OF EARNINGS

(Stated in thousands of U.S. dollars, except shares and per share data)

(Unaudited)

	Three Months Ended March 31,
	2004	2005
Net sales:
Non-affiliates	$585,037	$924,085
Affiliates	17,486	21,990

Total net sales	602,523	946,075

Operating costs and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	262,633	389,570
Selling, general and administrative	16,623	18,598
Depreciation, amortization and depletion	47,533	60,967
Exploration	3,663	5,347

Total operating costs and expenses	330,452	474,482

Operating income	272,071	471,593
Interest expense	30,775	22,946
Interest capitalized	(1,337)	(2,269)
Interest income	(1,336)	(5,452)
Loss on derivative instruments	—	7,276
Loss on debt prepayments	—	4,020
Other income, net	(174)	(835)

Earnings before income taxes and minority interest	244,143	445,907
Income taxes	72,858	146,121
Minority interest	3,811	1,425

Net earnings	$167,474	$298,361

Per common share amounts:
Net earnings—basic and diluted	$1.14	$2.03

Dividends paid	$0.15	$0.68

Weighted average shares outstanding—basic (in thousands)	147,222	147,226

Weighted average shares outstanding—diluted (in thousands)	147,231	147,226

The accompanying notes are an integral part of these condensed combined financial statements.

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

CONDENSED COMBINED BALANCE SHEETS

(Stated in thousands of U.S. dollars)

(Unaudited)

	At December 31, 2004	At March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$710,707	$734,995
Marketable securities	45,267	74,339
Accounts receivable:
Trade	425,790	358,732
Affiliates	15,664	14,885
Other	32,770	37,738
Inventories	352,377	353,543
Prepaid and other assets	52,966	52,167

Total current assets	1,635,541	1,626,399
Property, net	3,068,486	3,088,763
Capitalized mine stripping costs, net	318,116	324,141
Leachable material, net	134,621	143,530
Intangible assets, net	123,496	122,784
Other assets, net	38,933	41,960

Total assets	$5,319,193	$5,347,577

LIABILITIES
Current liabilities:
Current portion of long-term debt	$152,314	$68,235
Trade accounts payable	142,362	156,849
Income taxes	293,295	358,843
Accrued workers' participation	84,245	29,106
Note payable to minority interest	51,532
Due to affiliated companies	66,524	5,417
Deferred income taxes	42,500	96,002
Other current liabilities	129,146	129,173

Total current liabilities	961,918	843,625

Long-term debt	1,177,974	1,143,010
Deferred income taxes	243,600	266,433
Other liabilities	105,179	64,888
Asset retirement obligation	5,643	5,736

Total non-current liabilities	1,532,396	1,480,067

Commitments and contingencies (Note 5)
Minority interest	11,284	11,929

STOCKHOLDERS' EQUITY
Common stock, par value $0.01; shares authorized:
101,306,807; shares issued: 81,531,848	815	815
Class A Common stock, par value $0.01; shares issued and authorized: 65,900,833	659	659
Additional paid-in capital	728,265	728,265
Accumulated comprehensive income	2,088,445	2,286,806
Treasury stock, at cost, common shares, 2005 and 2004—207,256	(4,589)	(4,589)

Total stockholders' equity	2,813,595	3,011,956

Total liabilities, minority interest and stockholders' equity	$5,319,193	$5,347,577

The accompanying notes are an integral part of these condensed combined financial statements.

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

CONDENSED COMBINED STATEMENT OF CASH FLOWS

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2004	2005
OPERATING ACTIVITIES
Net earnings	$167,474	$298,361
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, amortization and depletion	47,533	60,967
Remeasurement loss	3,271	326
Loss on derivative instruments	—	7,276
Capitalized mine stripping and leachable material	(16,148)	(24,623)
Provision for deferred income taxes	19,344	5,087
Minority interest	3,811	1,425
Write-off debt issuance costs	—	2,153
Other	404	9,026
Cash provided from (used for) operating activities:
Accounts receivable	(65,927)	59,742
Inventories	(27,306)	(1,166)
Accounts payable and accrued liabilities	4,503	(67,600)
Other operating assets and liabilities	1,034	1,516

Net cash provided from operating activities	137,993	352,490

INVESTING ACTIVITIES
Capital expenditures	(53,027)	(73,539)
Purchase of marketable securities	—	(74,339)
Sales and maturity of marketable securities	—	45,267
Other	2,890	(2,445)

Net cash used for investing activities	(50,137)	(105,056)

FINANCING ACTIVITIES
Debt incurred	—	170,000
Debt repaid	(8,642)	(289,043)
Dividends paid to common stockholders	(21,605)	(100,000)
Other	(5,173)	(780)

Net cash used for financing activities	(35,420)	(219,823)

Effect of exchange rate changes on cash and cash equivalents	548	(3,323)

Increase in cash and cash equivalents	52,984	24,288
Cash and cash equivalents, at beginning of period	351,610	710,707

Cash and cash equivalents, at end of period	$404,594	$734,995

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$7,880	$31,530

Income taxes	$30,622	$54,670

The accompanying notes are an integral part of these condensed combined financial statements.

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

MARCH 31, 2004 AND 2005

(US$ in millions)

NOTE 1—DESCRIPTION OF THE BUSINESS:

        In the opinion of Southern Peru Copper Corporation ("Southern Peru" or "SPCC"), the accompanying unaudited condensed combined financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's combined financial position as of March 31, 2004 and 2005 and the results of the combined operations and cash flows for the three months ended March 31, 2004 and 2005. The combined results of operations for the three months ended March 31, 2004 and 2005 are not necessarily indicative of the results to be expected for the full year. The accompanying combined condensed consolidated financial statements should be read in conjunction with the combined condensed financial statements and notes thereto for the three years ended December 31, 2004 included in the Company's Form 8-K/A as filed with the Securities and Exchange Commission on April 28, 2005.

        The combined condensed financial statements presented herein consist of the accounts of Southern Peru Copper Corporation and its subsidiaries as well as those of Minera México, S.A. de C.V. ("MM") and its subsidiaries. Effective April 1, 2005, SPCC acquired substantially all of the outstanding common stock of MM as further described below. Unless the context otherwise requires, the term "Company" refers to both SPCC and MM as combined.

        Effective April 1, 2005, Grupo México, S.A. de C.V., ("Grupo Mexico") through its subsidiary, Americas Mining Corporation ("AMC"), sold its approximately 99.15% shareholding in MM to SPCC in return for the issuance to AMC of 67.2 million new shares of common stock of SPCC. The transaction resulted in Grupo México increasing its indirect equity ownership in SPCC to approximately 75.1% from its prior indirect interest of approximately 54.2%. As part of this transaction, SPCC paid a special transaction cash dividend in the amount of $100 million on March 1, 2005.

        The acquisition of MM by SPCC is accounted for in a manner similar to a pooling of interests since it involved the reorganization of entities under common control. Under such accounting, the financial statements of MM and SPCC are combined on a historical cost basis for all the periods presented since they were under common control during all of these periods.

NOTE 2—INVENTORIES:

	At December 31, 2004	At March 31, 2005
Metals:
Finished goods	$153.8	$143.1
Work-in-process	55.5	69.7
Supplies	143.1	140.8

Total inventories	$352.4	$353.6

NOTE 3—INCOME TAXES:

        The combined effective income tax rates were 29.8% and 32.7% for the three-month periods ended March 31, 2004 and 2005, respectively. The effective tax rate is a combined effective tax rate for SPCC and MM since, for all the periods presented, both companies filed separate tax returns in their respective tax jurisdictions. Although the tax rules and regulations imposed in the separate tax jurisdictions may vary significantly, similar permanent items exist, such as the impact of changes in statutory tax rates, as well as income and expense items which are nondeductible or nontaxable. The effective tax rate change from the three-month period ended March 31, 2004 to the three-month period ended March 31, 2005 is due to several permanent differences at the respective entities.

NOTE 4—DEBT AND CREDIT FACILITIES:

        In January 2005, SPCC signed a $150 million credit facility with a group of banks led by Citibank, N.A. In March 2005 this was amended to increase the amount of the facility to US$200 million and as of the end of April 2005 the facility was fully drawn. In the first quarter of 2005, proceeds of this credit facility were used to prepay $170 million of the bonds issued under SPCC's Peruvian bond program. In April 2005, an additional drawdown of $30 million was used to prepay the remaining outstanding bonds. The new facility has a five year term with an interest rate of LIBOR plus 1.25% for the first year, increasing by 0.125% each ensuing year. The new $200 million credit facility contains financial covenants that require the Company to maintain a net worth equal to or greater than that at December 31, 2003, and to maintain a ratio of EBITDA to gross interest, as defined, of more than 3.0 to 1.0 and a leverage ratio of no greater than 2.5 to 1.0. Amortization of the loan principal begins in January 2007. The Company paid a prepayment penalty of 1%, or $1.7 million, to the Peruvian bondholders. Additionally, the Company wrote off $2.2 million of previously capitalized bond issuance costs. Both amounts are included in the statement of earnings on the line item "loss on debt prepayments".

        The Mitsui credit agreement is collateralized by pledges of receivables of 31,000 tons of copper per year.

        The Mitsui agreement requires the Company to maintain a minimum stockholders' equity of $750 million, and a specific ratio of debt to equity. Reduction of Grupo México's direct or indirect voting interest in the Company to less than a majority would constitute an event of default under the Mitsui agreement.

        On March 30, 2005, the Company prepaid $120.0 million of the principal amount outstanding under MM's $600.0 million Citibank credit facility.

NOTE 5—COMMITMENTS AND CONTINGENCIES:

Commitments:

Royalty tax—

        In June 2004, the Peruvian Congress enacted legislation imposing a royalty tax to be paid by mining companies in favor of the regional governments and communities where mining resources are located. In November 2004, more than 5,000 Peruvian citizens filed a request to the Peruvian Constitutional Tribunal to have the law declared unconstitutional. However, in April 2005, the Constitutional Tribunal ruled the royalty law to be constitutional and therefore applicable to mining activities in Peru. Although the Company filed a suit in the Lima Civil Court to protest the law as unconstitutional, after the Constitutional Tribunal's resolution it is unlikely that the Company's suit will be successful. Under the new law, the Company is subject to a 1% to 3% royalty charge, based on sales, applicable to the value of the concentrates produced in the Toquepala and Cuajone mines. The Company made a provision of $17.6 million in 2004 for this new royalty charge, which went into effect as of June 25, 2004. This provision was included in cost of sales (exclusive of depreciation, amortization and depletion) on the Company's consolidated statement of earnings.

        In addition, the Constitutional Tribunal stated that this charge applied to all concessions held in the mining industry, implying that those entities with stability contracts are subject to this charge. The Company believes that this interpretation is incorrect and intends to protest the imposition of the royalty charge on its SX/EW production, which is operating under a tax stability agreement ("Guaranty and Promotional Measures for Investment Contract"). The Company has recorded in 2004 and the first quarter of 2005 provisions of $17.6 million and $6.9 million, respectively, included in cost of sales on the consolidated statement of earnings, which does not include approximately $3.0 million of additional potential liability relating to its SX/EW production as of March 31, 2005.

Power purchase agreement—

        In 1997, the Company sold its Ilo power plant to an independent power company, Enersur S.A., for $33.6 million. In connection with the sale, a power purchase agreement was also completed, under which the Company agreed to purchase all of its power needs for its Peruvian operations from Enersur S.A. for twenty years commencing in 1997.

        The Company agreed to amend its power purchase agreement in June 2003, resolving certain issues that arose between the parties and reducing power costs for the remaining life of the agreement. The Company made a one-time contractual payment of $4.0 million to Enersur S.A. under terms of the new agreement. The new agreement releases Enersur S.A. from the obligation to construct additional capacity upon notice to meet the Company's increased electricity requirements from the planned expansion and modernization. SPCC believes it can satisfy the need for increased electricity requirements from other sources, including local power providers.

Contingencies:

Environmental matters—

Peruvian operations

        Some of the Company's operations are subject to applicable Peruvian environmental laws and regulations. The Peruvian government, through its Ministerio de Energía y Minas (the Ministry of Energy and Mines, or MEM) conducts certain annual audits of the Company's Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions and effluent monitoring are reviewed. The Company believes that it is in material compliance with applicable Peruvian environmental laws and regulations.

        In accordance with Peruvian regulations, in 1996 SPCC submitted its Programa de Adecuación y Manejo Ambiental (the Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) to the MEM. A third-party environmental audit was conducted in order to elaborate the PAMA. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. SPCC's PAMA was approved in January 1997 and contains 34 mitigation measures and projects necessary to (1) bring the existing operations into compliance with the environmental standards established by the MEM and (2) identify areas impacted by operations that are no longer active and need to be reclaimed or remediated. By the end of 2004, 31 of these projects were completed, including all PAMA commitments related to the Company's operations in Cuajone and Toquepala. The three pending PAMA projects all relate to the Ilo smelter operations. The primary areas of environmental concern are the smelter reverberatory slag eroded from slag deposits up until 1994, and atmospheric emissions from the Ilo smelter.

        The slag remediation program is progressing as scheduled and is expected to be completed by 2007. With respect to the smelter emissions, the third phase of the Ilo smelter modernization has started and is scheduled to be completed by 2007. In July 2003, the Company awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holdings Limited). The Company believes that the selected proposal complies with the current environmental regulations. This project is the Company's largest short-term capital investment project and is estimated at $500 million, including $185 million expended through March 31, 2005. Beginning in 1995 and continuing while this project is under construction, the Company has established an emissions curtailment program that has allowed the Company to comply with the annual sulfur dioxide air quality standard (established by the MEM in 1996 in the populated areas of the city of Ilo.

        On October 14, 2003, the Peruvian Congress published a new law announcing future closure and remediation obligations for the mining industry. On March 14, 2004, MEM published proposed regulations for this law. The law was amended on May 28, 2004 but the regulations have not been finalized. The amended law requires existing mining operations to present a Mine Closure Plan to the MEM within one year or before October 15, 2004. Since the regulations have not been approved, on October 15, 2004 the Company submitted a notice to the MEM stating that based on current legislation it was unable to make a reasonable estimate of its closure obligation. It is expected that final regulations detailing requirements of the law will be published in 2005, and the Company will be required to submit the Mine Closure Plan thereafter. The law requires companies to provide financial guarantees to insure that remediation programs are completed. The Company anticipates that this law, when in force, will increase its asset retirement obligations and require future expenditures and amortizations over the life of the mine to satisfy its requirements. The Company believes the liability for these asset retirement obligations cannot currently be measured, or reasonably estimated, based on the proposed generalities of this law. The Company is studying the impact this law will have on its results, but currently cannot reasonably estimate the effect until final regulations are published.

        The Company foresees significant environmental capital expenditures in 2005. During the first quarter of 2005, $31 million of environmental capital expenditures were made on the smelter project, out of the 2005 budget for environmental capital expenditures of $171 million.

Mexican operations

        Some of the Company's operations are subject to Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution and hazardous and solid wastes. Some of these laws and regulations are relevant to legal proceedings pertaining to the Company's San Luis Potosí facilities.

        The principal legislation applicable to the Company's Mexican operations is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection, or the Environmental Law), which is enforced by the Procuraduríaia Federal de Protección al Ambiente (Federal Bureau of Environmental Protection, or the PROFEPA). The PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards and, if warranted, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most egregious cases may result in the temporary or permanent closing of noncomplying facilities, the revocation of operating licenses and/or other sanctions or fines. Also, according to the Código Penal Federal (Federal Criminal Code), the PROFEPA has to inform corresponding authorities regarding environmental crimes.

        The Company's operations near the U.S.-Mexican border are also subject to the Agreement on Cooperation for the Protection and Improvement of the Environment in the Border Area, or the La Paz Agreement, which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality along the border. The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at our smelters in northwestern Mexico. In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, MM shut down the Cananea smelter and operations at Monterrey in December 1999. Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999. However, the Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on the Company's business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Although the Company believes that all of its facilities are in material compliance with applicable environmental, mining and other laws and regulations, the Company cannot assure you that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on the Company's business, properties, results of operations, financial condition or prospects.

        Due to the proximity of certain facilities of MM's subsidiaries near urban centers, the authorities may implement certain measures that may impact or restrain the operation of such facilities. Any enforcement action to shut down any such facilities may have an adverse effect on the operating results of the relevant subsidiary.

        The Company has instituted extensive environmental conservation programs at its mining facilities in Peru and Mexico. The Company's environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

Litigation matters—

Garcia-Ataucuri and others vs. SPCC

        In April 1996, the Company was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of 38,763,806.80 "labor shares" to be issued in a proportional way to each in accordance with their time of work with SPCC, plus dividends. SPCC conducts its operations in Peru through a registered Branch. Although the Branch has neither capital nor liability separate from that of the Company, under Peruvian law it is deemed to have an equity capital for purposes of determining the economic interest of the holders of investment shares. The labor shares litigation is based on claims of former employees for ownership of labor shares issued during the 1970s until 1989 under a former Peruvian mandated profit sharing system. We assert that the claims are meritless and that the labor shares were distributed to the former employees in accordance with the then in effect Peruvian profit sharing system. We do not believe that an unfavorable outcome is reasonably possible. In 1971, the Peruvian Government enacted legislation providing that workers in the mining industry would participate in the pre-tax profits of the enterprises for which they worked at a rate of 10%. This participation was distributed to the workers with 40% in cash and 60% as an equity interest in the enterprise. What remains of the equity participation is now included in the balance sheet caption "Minority interest." Under the law, the equity participation was originally delivered to the "Mining Community", an organization representing all workers. The cash portion was distributed to the workers after the close of the year. The accrual for this participation was (and continues to be) a current liability of the Company, until paid. In 1978, the law was amended and the equity distribution was calculated at 5.5% of pre-tax profits and was made to individual workers of the enterprise in the form of labor shares. These labor shares represented an equity interest in the enterprise. In addition, equity participations previously distributed to the "Mining Community" were returned to the Company and redistributed in the form of labor shares to individual employees or former employees. The cash participation was adjusted to 4.5% of pre-tax earnings and continued to be distributed to employees following the close of the year. Effective in 1992, the law was amended to its present status. The workers participation in pre-tax profits was set at 8%, with 100% payable in cash. The equity participation component was eliminated from the law. In 1995, the Company offered to exchange new common shares of the Company for the labor shares issued under the prior Peruvian law. Approximately 80.8% of the labor shares issued were exchanged for SPCC common shares, reducing the Minority interest on the Company's balance sheet. Since 1995, the Company has periodically purchased labor shares on the open market. In 1998, labor shares were renamed "investment shares" reflected as minority interest in the accompanying balance sheet. At March 31, 2005, the investment share interest in the Company's Peruvian Branch amounted to 0.71%.

        As stated above, in April 1996, the Company was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of "labor shares" (now referred to as "investment shares") of its Peruvian Branch plus dividends on such shares. This amount corresponds to the total number of labor shares for the full SPCC workers, and the complaint is seeking to have such shares issued to the plaintiffs in proportional way to each in accordance with their time of work with SPCC, plus dividends on such shares. In December 1999, a civil court of first instance of Lima decided against the Company, ordering the delivery of the investment shares and dividends to the plaintiffs. The Company appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court's decision, which had been adverse to the Company. On appeal by the Company, the Peruvian Supreme Court annulled the proceeding noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The lawsuit was dismissed by the Lower Court in January 2005. The plaintiffs have appealed to the Superior Court.

        The Company has not made a provision for this lawsuit because it believes that it has meritorious defenses to the claims asserted in the complaint.

        In August 2002, the Company was notified that approximately 3,000 additional former employees had filed a lawsuit before a labor court in Lima, for unspecified amounts, seeking the delivery of a substantial number of labor shares. The labor court dismissed the complaint due to procedural defects. On appeal by the plaintiffs, the Superior Court of Lima allowed the claims to proceed and remanded the case to the lower court for further proceedings. In April 2003, the lower court dismissed the case due to procedural defects. Upon appeal by the plaintiffs on November 5, 2004 the Superior Court affirmed the lower court's decision dismissing the lawsuit. Since no appeal has been filed by the plaintiffs, this case has concluded.

        In June 2004, the Peruvian Congress enacted Law No 28258, creating a "royalty charge" to be paid by mining companies in favor of the regional governments and communities where mining resources are located.

        The Company and other mining companies have individually challenged before lower courts the constitutionality of this law through an "injunction procedure" (Acción de Amparo). In January 2005, a civil court in Lima accepted a lawsuit initiated by the Company, challenging the constitutionality of the mining royalty law of June 2004.

        In April 2005, the Constitutional Tribunal ruled the royalty law to be constitutional and therefore applicable to mining activities in Peru. The decision issued by the Peruvian Constitutional Tribunal cannot be appealed and must be observed by lower courts. In view of this, the Company believes that it is unlikely that the Company's injunction procedure lawsuit will be successful.

Class actions

        Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) late in December 2004 and early January 2005 relating to the merger transaction between the Company and MM (the "Transaction"). On January 31, 2005, the three actions—Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and Southern Peru Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Peru Copper Corporation, et al., Civil Action No. 978-N—were consolidated into one action titled, In re Southern Peru Copper Corporation Shareholder Derivative Litigation, Consol. C.A. No. 961-N and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit. The consolidated action purports to be brought on behalf of the Company's common stockholders.

        The consolidated complaint alleges, among other things, that the Transaction was the result of breaches of fiduciary duties by the Company's directors and is not entirely fair to the Company and its minority stockholders. The consolidated complaint seeks, among other things, a preliminarily and permanent injunction to enjoin the Transaction, the award of damages to the class, the award of damages to the Company and such other relief that the court deems equitable, including interest, attorneys' and experts' fees and costs. The Company believes that this lawsuit is without merit and is vigorously defending against this action.

        The Company does not believe that the aforementioned legal proceedings and tax contingencies mentioned below will have a material adverse effect on the financial position or results of operations of the Company and its subsidiaries.

Ejido land matter

        In July 1991, the Mexican agricultural community of Pilares de Nacozari Ejido, or Ejido, commenced an action in the first federal district court in Sonora, Mexico against the Mexican Ministry of Agrarian Reform, or the Ministry. The action alleged improper expropriation of approximately 1,500 hectares of land adjacent to the La Caridad mine and on which certain of Mexcobre's facilities are currently located. Mexcobre was not named as a defendant in the action although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973 and has alleged legal and physical impossibility of returning the land.

        There has been no final resolution of this matter, but the Mexican Appellate District Court, before whom this matter is presently docketed, has twice before issued a ruling stating that it is impossible to return the land as a means of restitution. A third and final ruling from the Mexican Appellate District Court is expected soon. Management of the Company believes that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial liability with respect to such compensation would not be material.

Coremi royalties

        When Mexcobre originally received mining concessions related to its La Caridad unit in 1970, it was required to pay royalties to the Council of Mineral Resources, which is referred to as Coremi. When the Mining Law came into effect in 1992, this obligation was terminated. However, Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, did not concede that the royalty obligation to Coremi was terminated and, in 1995, Coremi initiated a series of legal actions that are still pending. In August 2002, Coremi filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre the payment of royalties due since 1997. Mexcobre answered and denied Coremi's claims in October 2002 and currently is in the discovery stage (etapa de ofrecimiento de pruebas). The parties are currently seeking a negotiated settlement. The Company and Mexcobre believe that any such payment related to this matter would not be material to it or to Mexcobre.

San Luis Potosí facilities

        The municipality of San Luis Potosí has granted Desarrolladora Intersaba, S.A. de C.V., licenses of use of land and construction for housing and/or commercial zones in the former Ejido Capulines, where the residential project "Villa Magna" is expected to be developed in the near future.

        The "Villa Magna" residential project will be developed within what Immsa believes are the boundaries of an environmental and safeguard buffer zone required to be created and maintained pursuant to the Environmental Law and its regulations, based on a risk study approved by the Environmental and Natural Resources Ministry. This risk study revealed that the operation of the zinc refinery, by its nature, represents potential risks to third parties.

        Based on the foregoing, Immsa has initiated two different actions regarding this matter:

  (i)
  first, against the Municipality of San Luis Potosí, requesting the annulment of the authorization and licenses granted to Desarrolladora Intersaba, S.A. de C.V. to develop "Villa Magna" within the zinc plant's safeguard and buffer zone; and

  (ii)
  second, against the PROFEPA's administrative resolution "advising" (rather than enforcing) the Municipality to acknowledge the safeguard buffer zone around Immsa's zinc refinery as approved by the Environmental and Natural Resources Ministry.

        These actions are awaiting final resolutions. Immsa believes that, should the outcome of the above mentioned legal proceedings be adverse to Immsa's interests, the construction of the "Villa Magna" housing and commercial development would not, in itself, affect the operations of Immsa's zinc plant.

        In addition to the foregoing, Immsa has initiated a series of legal and administrative procedures against the Municipality of San Luis Potosí due to its refusal to issue Immsa's use of land permit in respect of its zinc plant. The Municipality has refused to grant such license based on the argument that Immsa has failed to submit, as part of the application process, a manifestación de impacto ambiental (environmental impact assessment). Immsa believes that the environmental impact assessment is not required because Immsa will not undertake construction activities. Immsa anticipates that the trial judge will order the Municipality to continue the analysis of Immsa's request to issue the licencia de uso de suelo (use of land permit).

Tax and statutory workers' profit sharing contingency matters—

Peruvian Operations

        The Company is regularly audited by the federal, state and foreign tax authorities both in the United States and internationally. These audits can result in proposed assessments. In 2002, the Internal Revenue Service (IRS) has issued a preliminary Notice of Proposed Adjustment for the years 1994 through 1996. In 2003, the Company settled these differences with the IRS and made a payment of $4.4 million, including interest. Generally, the years 1994 through 1996 are now closed to further adjustment.

        The IRS is now completing its field audit of the tax years 2000 through 2002 and had previously completed the field audit work for 1997 through 1999. During the audit of the tax years 1997 through 1999, the IRS questioned the Company's accounting policy for determination of useful lives, the calculation of deductible and creditable Peruvian taxes, the methodology of capitalizing interest and the capitalizing of certain costs (drilling, blasting and hauling) into inventory value as items for possible adjustment. In the fourth quarter of 2003, the Company and the IRS jointly requested technical advice from the IRS National Office to help resolve the inventory value dispute. The years 1997 through 2002 will remain open until the inventory value and all outstanding issues are resolved. The Company believes that the positions that it is reporting to the IRS are correct and appropriate. The Company believes that it has substantial defenses to the IRS assessments and that adequate provisions have been made so that resolution of any issues raised by the IRS will not have an adverse effect on its financial condition or results of operations. Significant management judgment is required in determining the provision for tax contingencies. The estimate of the probable cost for resolution of the tax contingencies has been developed in consultation with legal and tax counsel. The Company does not believe that there is a reasonable likelihood that there is an exposure to loss in excess of the amounts accrued therefor.

        In December 2004 and January 2005, the Company received assessments and penalties from the Peruvian Tax Administration ("SUNAT") for the fiscal years 2000 and 2001, in which certain deductions taken by the Company were disallowed. SUNAT has objected to the Company's method of deducting vacation pay accruals in 2000, a deduction in 2000 for a fixed asset write-off, as well as certain other deductions in both years. The Company has appealed these assessments and resolution is still pending.

        In prior years, the Company received assessments and penalties from SUNAT for fiscal years 1996 through 1999, in which several deductions taken were disallowed. SUNAT has challenged the Company's depreciation method and deduction of other expenses related to charges incurred outside of Peru from 1996 through 1999, and the deduction of certain exchange differences and interest expenses from 1997 through 1999. The Company appealed these assessments and resolution is still pending.

        In February 2003, the Peruvian tax court confirmed SUNAT's assessments and penalties with regard to depreciation and deductions of other expenses incurred outside of Peru for fiscal years 1996 and 1997. Consequently, the Company recognized an additional tax and workers participation liability for fiscal years 1998 and 1999 on the amounts assessed by SUNAT. Therefore, in 2003 the Company recorded a charge to workers' participation (included in cost of sales (exclusive of depreciation, amortization and depletion) on the statement of earnings) and income tax expense of $0.5 million and $4.4 million, respectively. The Company, however, has not recognized a liability for penalties and interest assessed by SUNAT in connection with the depreciation and other expenses deduction as it believes they are not applicable. The status of the penalty appeals is as follows:

        With regard to the appeal of the penalty related to fiscal year 1996, the Company was required to issue a letter of credit to SUNAT of $3.4 million, which was issued in July 2003. This deposit is recorded in other assets on the condensed consolidated balance sheet. The Peruvian tax court denied the Company's appeal in February 2004. Consequently, in April 2004, the Company filed a lawsuit against the Peruvian tax court and SUNAT in the superior court of Peru, which is the final level of the judicial courts. The Company was not required to issue a deposit for appeal of assessments and rulings with respect to any other years. With regard to the penalty issued by SUNAT related to fiscal year 1997, in November 2002, the Peruvian tax court indicated that the penalty needed to be modified and declared the previously issued penalty null. According to this tax court resolution, SUNAT issued a new penalty in December 2003. This penalty and penalties related to fiscal years 1998 and 1999 have been protested before SUNAT. The Company continues to appeal SUNAT's assessment of all penalties and interest related to the disallowance of the above-mentioned items for fiscal years 1997 through 1999. The Company's appeal before the Peruvian tax court related to the assessments (pertaining to the deduction of certain interest expense) for fiscal year 1997, was denied. In this regard, in May 2003, the Company filed a lawsuit before the superior court against SUNAT and the Peruvian tax court seeking the reversal of the ruling of the tax court. The tax court has not ruled on the interest deductions for 1998 or 1999. The Company has not recorded any expense associated with the assessment challenging deductions of interest expense for the years 1997, 1998, or 1999, nor has the Company recorded any expense associated with the assessments for the years 2000 and 2001.

Mexican Operations

        In May 2005, the Mexican Supreme Court rendered a decision that changed the method of computing the amount of statutory worker's profit sharing required to be paid by some Mexican companies. The Supreme Court's ruling in effect prohibited the application of net operating loss carryforwards in computing the income used as the base for determining the workers' profit sharing amounts. We are currently evaluating the possibility of a judicial challenge of this ruling. Nevertheless, the Company has elected to recognize in our results of operations US$20.7 million for worker's profit sharing related to 2004 in addition to the year-to-date estimate of our potential liability. The 2004 worker's profit sharing liability estimate may vary in subsequent interim periods as the Company continues to evaluate the basis of this calculation.

Labor matters—

        In the last several years the Company has experienced a number of strikes or other labor disruptions that have had an adverse impact on its operations and operating results. For example, in Peru on August 31, 2004, unionized workers at the mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metal prices. The strike was resolved on September 13, 2004. In Mexico, on July 12, 2004, the workers of Mexicana de Cobre site went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, following by the Mexicana de Cobre workers. The strike lasted for six days at Mexicana de Cobre and nine days at Mexicana de Cananea. In each case, the operations at the particular mine ceased until the strike was resolved. The Company cannot make assurances that they will not experience strikes or other labor-related work stoppages in the future that could have a material adverse effect on its financial condition and results of operations.

Other legal matters—

        The Company is involved in various other legal proceedings incidental to its operations, but the Company does not believe that decisions adverse to it in any such proceedings individually or in the aggregate would have a material adverse effect on its financial position and results of operations. The Company's direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving ASARCO LLC ("Asarco"). In August 2002, the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco's environmental liabilities and AMC's then-proposed purchase of SPCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. In October 2004, AMC, MM and other parties, not including SPCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC's purchase of SPCC from Asarco should be voided as a fraudulent conveyance. While Grupo México and its affiliates believe that these claims are without merit, the Company cannot assure you that these or future claims, if successful, will not have an adverse effect on its parent corporations or on it.

NOTE 6—STOCKHOLDERS' EQUITY:

        Pursuant to U.S. GAAP, since both SPCC and MM are under common control for the periods presented, the transfer of MM to SPCC has been reflected at the historical carrying value of MM's assets and liabilities in a manner similar to a pooling of interests. The difference in the value of the newly issued 67,207,640 shares of SPCC and the net carrying value of MM has been recognized in equity as a reduction in additional paid-in capital. In addition, MM's historical common stock, treasury stock and additional paid-in capital accounts were eliminated and classified within SPCC's additional paid-in capital. MM's retained earnings were carried forward as reported to be combined with retained earnings of SPCC. For the purpose of these condensed combined financial statements, the issuance of 67,207,640 shares have been reflected as if they had been outstanding at the beginning of the periods presented. Therefore, historical common stock and per share data presented herein differs from that previously reported by SPCC on a stand-alone basis.

NOTE 7—NET SALES AND GEOGRAPHICAL INFORMATION:

        Net sales to respective countries were as follows:

	Three months ended March 31,
	2004	2005
United States	$202.6	$315.7
Europe	120.5	187.5
México	139.3	196.9
Perú	10.5	14.6
Latin America, excluding México and Perú	68.3	189.4
Asia	61.3	41.9

Total	$602.5	$946.0

        Geographical information is as follows:

	Three months ended March 31, 2004
	Peru	Mexico	Total
Capital expenditures	$33.6	$19.4	$53.0
Property, net	$1,134.4	$1,917.9	$3,052.3
Net sales (1)	$274.1	$328.4	$602.5
	Three months ended March 31, 2005
	Perú	México	Total
Capital expenditures	$50.4	$23.1	$73.5
Property, net	$1,249.4	$1,839.4	$3,088.8
Net sales (1)	$487.2	$458.8	$946.0

(1)
Based on location of origin of sale

        At March 31, 2005, the Company recorded provisionally priced sales of 147.1 million pounds of copper, at a forward average price of US$1.53051 per pound. Also, at March 31, 2005, the Company has recorded provisionally priced sales of 11.1 million pounds of molybdenum at the period-end market price of US$34.35 per pound. These sales are subject to final pricing based on the average monthly LME and COMEX copper prices and Dealer Oxide molybdenum prices in the future month of settlement. Following are the provisionally priced copper and molybdenum sales outstanding at March 31, 2005:

Copper (million lbs.)	Priced at	Month of settlement
120.4	$1.52740	April 2005
18.3	1.52816	May 2005
3.8	1.50593	June 2005
5.1	1.48189	July 2005

147.1	$1.53051

Molybdenum (million lbs.)	Priced at	Month of settlement
6.1	$34.35	April 2005
3.2	34.35	May 2005
1.6	34.35	June 2005
0.2	34.35	July 2005

11.1	$34.35

        Provisional sales price adjustments included in accounts receivable and net sales were as follows at March 31 (in millions):

	2004	2005
Copper	$15.9	$6.4
Molybdenum	69.2	34.1

Total	$85.1	$40.5

NOTE—8 DERIVATIVE INSTRUMENTS:

        The Company occasionally uses derivative instruments to manage its exposure to market risk from changes in commodity prices and interest rate risk exposure. The Company does not enter into derivative contracts unless it anticipates a future activity that is likely to occur that will result in exposing the Company to market risk. Although these derivative instruments are used as economic hedges, such transactions are currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as they do not qualify for hedge accounting under SFAS No. 133, "Accounting for Derivatives".

        Copper swaps—

        In the first quarter of 2005, the Company entered into copper swap contracts to protect a portion of its 2005 copper production for future sales at a fixed copper price. The Company recorded a loss of $1.0 million related to the completion of a copper swap contract in the first quarter. In addition, the Company recorded a loss of $6.2 million related to the loss in fair value of copper swaps held at March 31, 2005. These losses are recorded as non-operating items on the Combined Statement of Earnings. Copper swaps in place at March 31, 2005 are as follows:

Pounds (in millions)	Period	Copper swap Price (1)	% of Estimated Production (2)
133.4	April 2005	$1.5085	116%
132.3	May 2005	$1.5100	105%
29.8	June 2005	$1.5050	25%

(1)
SPCC will receive (pay) if the actual average copper price for period is under (over) swap price on quantity hedged. April swap is based on both COMEX and LME exchanges, 6.6 million pounds COMEX and 60.1 million pounds LME. May and June are based on LME averages.

(2)
April, May and June 2005 estimated production includes both SPCC and MM.

Interest rate swaps—

        As of October 29, 2004, MM and Citibank-Banamex entered into an interest rate swap agreement for a notional principal amount of $600 million. Under this agreement, MM agreed to pay Banamex a fixed rate equivalent to 3.49% and, in exchange, Banamex agreed to pay a variable rate equivalent to 3-month LIBOR. Payments under the interest rate swap are scheduled to match the interest payment dates of the $600 million credit facility.

        On April 1, 2005, MM assigned to SPCC a participation on its interest rate swap for $120 million.

        The fair value of the interest rate swaps used to hedge the interest rate risk was calculated based on discounted expected future cash flows of interest to be received and paid.

NOTE 9—CAPITALIZED MINE STRIPPING AND LEACHABLE MATERIAL:

        The Company uses the accounting policy of capitalizing mine stripping after production has commenced, during periods when waste material exceeds the life-of-mine stripping ratio. This policy is one of a number of policies that are used in the mining industry to address waste removal during operations. The policy results in the smoothing of stripping costs over the life of the mine and facilitates the matching of mine production costs over the life of the mine with mine revenues. In addition, the Company capitalizes the cost of materials with low copper content extracted during the mining process (leachable material), which is collected in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is approximately five years (unaudited).

        At its March 17, 2005 meeting, the Emerging Issues Task Force ("EITF") reached a consensus with respect to Issue No.04-06 that stripping costs incurred during the production phase of a mine are variable production costs that should be recorded as a component of the inventory produced during the period that the stripping costs are incurred. The EITF noted that the consensus does not address the accounting for stripping costs incurred during the pre-production phase of a mine. The consensus was ratified by the FASB at its March 30, 2005 meeting and EITF Issue No. 04-6 is effective for fiscal years beginning after December 15, 2005, with early adoption permitted.

        The Company is reviewing this consensus and expect to adopt a new accounting policy. The adoption of this EITF consensus would significantly change the accounting for capitalized stripping costs incurred during the production phase. At December 31, 2004, the Company had on our combined balance sheet $467.7 million of costs associated with capitalized mine stripping and leachable material, net, which may be impacted by this consensus. The Company anticipates that a significant portion of this asset may be written off and equity and net income would be reduced accordingly. In addition, future operating income could be negatively impacted to the extent that costs previously capitalized are expensed at a faster rate than the Company had previously amortized stripping costs.

        The Company capitalized $16.1 million and $24.6 million of mine stripping cost and leachable for the quarter ended March 31, 2004 and March 31, 2005, respectively, the majority of which would have been expensed under the guidelines of new EITF.

NOTE 10—IMPACT OF NEW ACCOUNTING STANDARDS:

        In March 2005, the FASB issued Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies the term "conditional asset retirement obligation" as used in FASB Statement No. 143, (FAS 143) "Accounting for Asset Retirement Obligations" with regard to existing uncertainties about timing and method of a liability settlement. FIN 47 requires an entity to recognize a liability if the fair value can be reasonably estimated even though the timing and method of liability settlement may be uncertain. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The effective date of FIN 47 is no later than the end of fiscal years ending after December 15, 2005. The Company is presently evaluating the impact of the new interpretation; however, management does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2005

PROSPECTUS

22,551,884 Shares

Southern Peru Copper Corporation

Common Stock

Par Value $0.01 per share

        When our common stock is offered pursuant to this prospectus, we will provide specific terms of the offering in a prospectus supplement to this prospectus. This prospectus covers 22,551,884 shares of our common stock that may be offered from time to time by the selling stockholders named in this prospectus. No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange and the Lima Stock Exchange under the trading symbol "PCU."

        Investing in our common stock involves risk. You should read this prospectus and the "Risk Factors" section of any Prospectus Supplement before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

About this Prospectus	1
Where You Can Find More Information	2
The Company	3
Use of Proceeds	3
Cautionary Notice Regarding Forward-Looking Statements	4
Description of Capital Stock	5
The Selling Stockholders	9
Plan of Distribution	10
Legal Matters	12
Independent Registered Public Accounting Firms	12

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a shelf registration process. Under this shelf registration process, the selling stockholders named in this prospectus may, from time to time, offer up to 22,551,884 shares of our common stock.

        This prospectus provides you with a general description of our common stock. Each time a selling stockholder sells shares of our common stock pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement will include a discussion of any risk factors or other special considerations that apply to shares of our common stock. The applicable prospectus supplement may also add to, update or change information included or incorporated by reference in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

        This prospectus incorporates by reference our annual report on Form 10-K for 2004 and our quarterly report on Form 10-Q for the quarter ended March 31, 2005. Except as otherwise expressly described therein, the information included in our annual report on Form 10-K, or our quarterly report on Form 10-Q, including the financial statements and other financial information and statistical data included therein, relates to us prior to our acquisition of Minera México.

        The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

        Throughout this prospectus, unless the context otherwise requires, the terms "we," "us" and "the Company" refer to Southern Peru Copper Corporation and its consolidated subsidiaries, including our recently acquired Minera México, S.A. de C.V. subsidiary and its consolidated subsidiaries; the terms "Southern Peru Copper Corporation" and "SPCC" refer to Southern Peru Copper Corporation and its subsidiaries, excluding Minera México and its consolidated subsidiaries; the term "Minera México" refers to our subsidiary, Minera México and its consolidated subsidiaries; and "selling stockholders" refers to the selling stockholders identified under "Principal and Selling Stockholders."

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of the SEC's Internet site is www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered part of this prospectus. Information set forth in this prospectus and information that we file later with the SEC will automatically update and supersede any previously filed information that is incorporated by reference in this prospectus.

        We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities registered by the registration statements of which this prospectus is a part other than information or reports furnished to the SEC under Items 2.02 and 7.01 in our Current Reports on Form 8-K:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2004;

  •
  Our Annual Report on Form 10-K/A for the year ended December 31, 2003 filed on February 25, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  •
  Our Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, each filed on February 25, 2005;

  •
  Our Current Reports on Form 8-K filed on January 27, 2005, March 14, 2005, March 28, 2005, April 4, 2005 and April 8, 2005 and on Form 8-K/A filed on April 29, 2005, May 19, 2005 and June 6, 2005; and

  •
  The description of our common stock contained in our Registration Statement on Form 8-A dated November 9, 1995 (File No. 001-14066).

        Our Annual Report on Form 10-K/A for the year ended December 31, 2003 filed on February 25, 2005 and our Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, each filed on February 25, 2005, have been superseded by our Annual Report on Form 10-K for the year ended December 31, 2004.

        You may request a copy of our filings, excluding exhibits to such filings unless an exhibit has been specifically incorporated by reference in this prospectus, at no cost, by telephoning or writing to us at the following:

Investor Relations
Southern Peru Copper Corporation
2575 East Camelback Road, Suite 500
Phoenix, Arizona 85016
Tel. No.: 602-977-6595

        Additionally, you can get further information about us on our website: www.southernperu.com. Information on our website, however, does not constitute a part of this prospectus. This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus and in the accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

THE COMPANY

        Our business is primarily the production and sale of copper. As measured by reserves, we are the largest publicly traded copper company in the world. In the process of producing copper, a number of valuable metallurgical byproducts are recovered, such as molybdenum, zinc, silver, lead and gold, which we also produce and sell. All of our mining operations are located in Peru and Mexico and we conduct exploration activities in Peru, Mexico and Chile.

        We were incorporated in Delaware in 1952 and have conducted copper mining operations since 1960. Since 1996, our common stock has been listed on both the New York Stock Exchange and the Lima Stock Exchange.

        You can find more information about us on our website: www.southernperu.com. We have made available free of charge on www.southernperu.com our annual, quarterly and current reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. The information on our website is not part of this prospectus.

        Our principal executive offices in the United States are located at 2575 East Camelback Road, Suite 500, Phoenix, Arizona 85016 and our telephone number is (602) 977-6595.

USE OF PROCEEDS

        The selling stockholders will receive all of the proceeds from the sale of common stock pursuant to this prospectus. We will not receive any of the proceeds from sales by any selling stockholder of such common stock.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        Forward-looking statements made in this prospectus, and in certain documents referred to in this prospectus, are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations, including statements regarding the anticipated effects of our acquisition of Minera México on April 1, 2005. Words such as "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions identify forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to our management. Such statements are subject to risks relating to, among other things:

  •
  cyclical and volatile prices of copper, molybdenum and the other metals that we produce;

  •
  prices and availability of commodities and supplies, including fuel, oil and electricity;

  •
  political or economic instability, either globally or in the countries in which we operate;

  •
  our ability to effectively operate a combined company following our recent acquisition of Minera México;

  •
  availability, terms, conditions and timing of materials, insurance coverage, equipment, required permits or approvals and financing;

  •
  occurrence of unusual weather or operating conditions;

  •
  determination of reserves;

  •
  lower than expected ore grades;

  •
  water and geological problems;

  •
  failure of equipment or processes to operate in accordance with specifications;

  •
  failure to obtain financial assurance to meet closure and remediation obligations;

  •
  local and community impacts and issues; and

  •
  labor relations, litigation and environmental risks.

        You should not place undue reliance on forward-looking statements, which are based on current expectations. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. All forward-looking statements and risk factors included in this prospectus and in the accompanying prospectus supplement are made as of the date hereof or thereof, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor.

DESCRIPTION OF CAPITAL STOCK

        The following is a brief summary of the voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions pertaining to our capital stock. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, as amended, which we refer to as our certificate of incorporation, our by-laws and all applicable provisions of Delaware law. If you would like more information on our capital stock, you should review our certificate of incorporation and our by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Overview of Our Capital Stock

        Our certificate of incorporation gives us the authority to issue 167,207,640 shares of capital stock and provides for our capital stock to be issued in one class consisting of two series. As of May 19, 2005, our authorized capital stock consisted of 147,248,216 shares of common stock, par value one cent ($0.01) per share, which we refer to as our common stock.

        We entered into a registration rights agreement dated as of March 31, 2005 with Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Americas Mining Corporation. At that time, the parties to the registration rights agreement held in the aggregate 100% of the shares of our previously existing class A common stock, par value US$0.01, that were issued and outstanding. Pursuant to the registration rights agreement, the parties thereto agreed, among other things, to convert all of the shares of our class A common stock into an equal number of fully paid and non-assessable shares of our common stock. This conversion was completed on May 19, 2005. Immediately prior to the conversion we had 101,306,807 shares of common stock and 65,900,833 shares of class A common stock issued and outstanding.

        Upon the stock conversion, the rights of the former holders of our class A common stock to (a) vote as a separate class with respect to the election of directors, (b) elect 13 of the 15 members of our board of directors and (c) have five votes per share of class A common stock when voting as a single class with the common stock on all matters other than the election of directors, have been eliminated. Shares of our common stock are not convertible into shares of our class A common stock. With the conversion of all class A common stock, our common stock is now the only remaining series of our capital stock authorized pursuant to our certificate of incorporation. The description of our common stock in this summary reflects the May 19, 2005 conversion of all of our class A common stock.

        Our common stock has no preemptive, subscription or similar rights and is not subject to redemption or sinking fund provisions. The shares of our common stock currently issued and outstanding are fully paid and non-assessable and the shares of our common stock that will be issued on completion of the offerings contemplated by this prospectus will be fully paid and non-assessable.

Voting Rights Associated with Our Common Stock

        Each share of our common stock is entitled to one vote. Except with respect to the election and removal of directors and certain other limited circumstances, all matters relating to stockholder action will be decided by a majority of the votes cast in person or by proxy by the stockholders entitled to vote on any such matters. The presence in person or by proxy of stockholders holding of record in the aggregate a majority of the outstanding shares of the common stock constitute a quorum for purposes of voting.

        Our certificate of incorporation provides the holders of the common stock with the right to elect 15 directors to our board of directors. In all elections of directors, each share of our common stock is entitled to one vote and directors will be elected by a plurality of the votes cast at any such election by the holders of our common stock who are entitled to vote.

        Under our by-laws, a holder of 10% of our common stock has the right to call special meetings of our stockholders.

Dividends and Distributions

        Subject to the preferential rights of holders of any outstanding capital stock ranking prior to the common stock as to the payment of dividends, if any, holders of our common stock are entitled to receive dividends whether payable in cash, property or securities when, as and if declared by our board in its discretion from any of our assets that are legally available for that purpose. Shares of our common stock share equally on a per share basis in any dividends that our board of directors declares.

        Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all of our assets available for distribution after the payment of all of our debts and other liabilities, subject to the preferential rights of holders of any outstanding capital stock ranking prior to the common stock as to the distribution of assets upon liquidation, dissolution or winding up.

Special Independent Directors and Our Special Nominating Committee

        Our certificate of incorporation requires that the Board include at all times a minimum number of "special independent directors" and provides for the creation of a Special Nominating Committee. The Special Nominating Committee has the exclusive power and authority to nominate a number of persons to stand for election as special independent directors at annual stockholder meetings. A special independent director is any director who (1) satisfies the independence requirements of the New York Stock Exchange and has been nominated to the Board by the Special Nominating Committee or (2) was nominated to the Board by holders of our class A common stock (other than Grupo México). We refer to special independent directors who are nominated to the Board by holders of our class A common stock as stockholder designees.

        The number of special independent directors nominated by the Special Nominating Committee is determined as follows. The Special Nominating Committee has the right to nominate a number of special independent directors that equals (a) the number of directors constituting the entire board of directors multiplied by (b) the percentage of common stock owned by all holders of our common stock (other than Grupo México and its affiliates) as of the last day of the fiscal quarter immediately preceding the date on which the Special Nominating Committee acts, rounded up to the nearest whole number. At no time can the aggregate number of special independent directors, including both those nominated by the Special Nominating Committee and stockholder designees, be less than two or greater than six. A special independent director may only be removed from the Board for cause. The Special Nominating Committee has exclusive power and authority to fill any vacancies created by the removal, resignation, retirement or death of a special independent director, other than stockholder designees.

        The Special Nominating Committee consists of three of our directors. As of the date of the registration statement of which this prospectus is a part, the members of our special nominating committee include Luis Miguel Palomino Bonilla and Carlos Ruiz Sacristán (each an "Initial Member" and, together with their successors, "Special Designees") and another director as may be appointed by the Board (the "Board Designee"), who currently is Armando Ortega Gómez, our general counsel. The members of the Board who are special independent directors or Initial Members will select the Special Designees immediately following the election of directors at the annual meeting of the board of directors. Only special independent directors can fill vacancies on the Special Nominating Committee. Any member of the Special Nominating Committee may be removed at any time by the board of directors for cause. The unanimous vote of all members of the Special Nominating Committee will be necessary for the adoption of any resolution or the taking of any action.

        Notwithstanding the foregoing, the power and authority of the Special Nominating Committee to nominate special independent directors is subject to the rights of our stockholders to make nominations in accordance with our by-laws. The provisions of our certificate of incorporation pertaining to the Special Nominating Committee may only be amended by the affirmative vote of a majority of the holders of our common stock, other than Grupo México and its affiliates.

Limitation of Liability and Indemnification of Officers

        Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law, or DGCL, relating to the liability of our directors. These provisions eliminate a director's personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty to the fullest extent permitted by the DGCL. These provisions do not eliminate our right or those of any of our stockholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

        Our certificate of incorporation and our by-laws also contain provisions that we shall indemnify and hold harmless our directors and officers to the fullest extent permitted by the DGCL. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

Cerro/Phelps Dodge Registration Rights Agreement

        We have entered into a registration rights agreement dated as of March 31, 2005, with certain of our stockholders and certain of their and our affiliates. Subject to certain conditions, the registration rights agreement requires us to use our reasonable best efforts to file a shelf registration statement and have it declared effective by the SEC as promptly as practicable and assure this registration statement remains effective for a period of one year from the date it becomes effective. The offerings described in this prospectus and any related prospectus supplement are intended to fulfill certain requirements under the registration rights agreement. Under the registration rights agreement, generally during the first six months following the effective date of the shelf registration statement of which this prospectus is a part, the selling stockholders will only be permitted to sell shares of our common stock through underwritten offerings that we sponsor, other than certain permissible transfers to affiliates of the selling stockholders. The price, underwriting discount and other financial terms related to the resale of the common stock in connection with any such underwritten offering will be subject to the reasonable approval of each selling stockholder electing to participate in the underwritten offering. Subject to monthly volume-based selling restrictions, the selling stockholders may effect further sales of shares of our common stock during the six-month period following the end of the initial six-month period, although we will not be obligated to sponsor any underwritten offerings in connection with any such further sales.

        For additional information regarding the sale of our common stock by the selling stockholders and related terms of the registration rights agreement, see "Plan of Distribution" in this prospectus.

Certain Anti-Takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws contain provisions that we describe in the following paragraphs, which may be deemed to delay, defer or prevent a change in control, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders, including an offer by a potential acquirer that might result in a premium over the market price for the stockholder's shares.

        Special Stockholder Meetings.    Our by-laws provide that special meetings of the stockholders may be called only by the chairman of the board, the president, the board pursuant to a resolution adopted by eight directors or a holder representing at least 10% of the then outstanding number of shares of our common stock.

        Board Vacancies to be Filled by Remaining Directors and Not Stockholders.    Our certificate of incorporation and our by-laws provide that any vacancies on our board will be filled by the affirmative vote of the majority of the remaining directors, even if such directors constitute less than a quorum. No vacancy will be filled by our stockholders.

Delaware Anti-Takeover Law

        Our company is a Delaware corporation subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of a corporation;

  •
  an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

  •
  an affiliate or associate of the persons described above.

        Stockholders may, by adopting an amendment to our certificate of incorporation or by-laws, elect for us not to be governed by Section 203, effective twelve months after adoption. Neither our certificate of incorporation nor our by-laws exempt us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board because the 66 2/3% stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

Listing

        Our common stock is listed for trading on the New York Stock Exchange and the Lima Stock Exchange under the trading symbol "PCU."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York, 101 Barclay Street, New York, New York 10286, telephone number: (800) 524-4458.

THE SELLING STOCKHOLDERS

        The shares offered by this prospectus may be sold from time to time by the selling stockholders named in the table below, subject to certain limitations. The prospectus supplement(s) for any offering of common stock by selling stockholders will include the following information about the selling stockholders:

  •
  the names of the selling stockholders;

  •
  the number and percentage of shares beneficially owned by each of the selling stockholders before the completion of the offering;

  •
  the number of shares of common stock offered by each of the selling stockholders; and

  •
  the number and percentage of shares (if one percent or more) beneficially owned by each of the selling stockholders after the completion of the offering.

        All of the shares of our common stock covered by this prospectus are being sold by the selling stockholders.

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 22,551,884 shares of our common stock. We are registering the stock pursuant to the terms of a registration rights agreement dated as of March 31, 2005, by and between us and Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Americas Mining Corporation.

        The information provided in the table below with respect to the selling stockholders, other than information contained under the heading "Percent of Beneficial Ownership Prior to Offerings", has been obtained from the selling stockholders. Because the selling stockholders may, from time to time, sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders upon termination of any particular offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of at any time or from time to time since the date on which the selling stockholders provided the information regarding the shares of stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

        The following table sets forth information as of May 23, 2005, about the common stock held by the selling stockholders and that may be offered using this prospectus.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offerings	Percent of Beneficial Ownership Prior to Offerings
Cerro Trading Company, Inc.(1)	9,498,088	6.5%
Phelps Dodge Overseas Capital Corporation(2)	8,963,796	6.1%
Climax Molybdenum B.V.(3)	2,210,000	1.5%
SPC Investors, L.L.C.(4)	1,880,000	1.3%

Total	22,551,884	15.4%

(1)
A subsidiary of Marmon Holdings, Inc. Pursuant to Amendment No. 7 to the Schedule 13D filed by Cerro Trading Company, Inc. and SPC Investors, L.L.C. on April 18, 2005. The address of Cerro Trading Company, Inc. is 225 West Washington Street, Suite 1900, Chicago, IL 60606.

(2)
Pursuant to Amendment No. 2 to the Schedule 13D filed by Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Phelps Dodge Corporation on April 8, 2005. The address of Phelps Dodge Overseas Capital Corporation is c/o Phelps Dodge Corporation, One North Central Avenue, Phoenix, AZ 85004.

(3)
Pursuant to Amendment No. 1 to the Schedule 13D filed by Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and Phelps Dodge Corporation on April 8, 2005. The address of Climax Molybdenum B.V. is c/o Phelps Dodge Corporation, One North Central Avenue, Phoenix, AZ 85004.

(4)
Pursuant to Amendment No. 7 to the Schedule 13D filed by Cerro Trading Company, Inc. and SPC Investors, L.L.C. on April 18, 2005. Cerro Trading Company, Inc. sold 1,880,000 shares of class A common stock to SPC Investors, L.L.C. on December 29, 2004. The address of SPC Investors, L.L.C. is 200 West Madison Street, Chicago, IL 60606.

PLAN OF DISTRIBUTION

        We have registered the 22,551,884 shares of our common stock offered in this prospectus on behalf of the selling stockholders. The selling stockholders will pay all reasonable and customary expenses of this registration, including, among other things, reasonable and customary fees and expenses of counsel or other advisors to the selling stockholders, reasonable and customary fees and expenses of counsel for us and of our independent registered public accounting firm and expenses that are incurred by us in connection with arranging, preparing for and participating in, selling efforts. In addition, the selling stockholders will be responsible for paying any commissions, discounts, or other brokerage fees and any transfer taxes incurred in connection with its sale of any of the shares.

        The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

  •
  on the New York Stock Exchange, in the over-the-counter market or on any other quotation system or exchange on which such securities may be quoted or listed;

  •
  in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  in connection with short sales of the shares;

  •
  by pledge to secure debt and other obligations;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise;

  •
  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

  •
  through a combination of any of the above transactions or any other method permitted pursuant to applicable law.

        The shares of common stock may be offered to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the shares of common stock may be sold include:

  •
  a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  •
  exchange distributions or secondary distributions in accordance with the rules of the NYSE;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  privately negotiated transactions; and

  •
  any other method permitted pursuant to applicable law.

        An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an exchange on which our securities are traded might be engaged to act as a selling stockholder's agent in the sale of shares by such selling stockholder.

        During the first six-month period following the effectiveness date of the registration statement, which six-month period is subject to extension in certain circumstances, the selling stockholders and their successors, including their permitted transferees, pledgees or donees or their successors, may sell the common stock only in underwritten offerings sponsored by us in an amount, subject to the following sentence, determined by the managing underwriter to be the maximum amount of shares owned by the selling stockholders that can be sold without significant market disruption. Notwithstanding the foregoing, the number of shares included in any such underwritten offering will not be less than 20,000,000, or such lesser amount as the managing underwriter determines can be sold without significant market disruption. In either case, 20,000,000 or such lesser amount of shares will be adjusted proportionately to reflect any stock dividend, stock split, reclassification, reorganization, recapitalization, distribution or other similar event in respect of the shares of common stock.

        Such sales of common stock in underwritten offerings will be made through underwriters, who may receive compensation in the form of discounts or commissions from the selling stockholders. During the six-month period following the first six-month period, the selling stockholders and their successors, including their permitted transferees, pledgees or donees or their successors, may sell common stock directly to purchasers in amounts not to exceed 2,000,000 shares in the aggregate per calendar month (such 2,000,000 to be adjusted proportionately to reflect any stock dividend, stock split, reclassification, reorganization, recapitalization, distribution or other similar event in respect of the shares of common stock), but will not have a right to request underwritten offerings sponsored by us.

        In addition to selling common stock under this prospectus, the selling stockholders and their permitted transferees may, subject to the restrictions set forth in the Registration Rights Agreement dated March 31, 2005, by and between us, Americas Mining Corporation, Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation and Climax Molybdenum B.V., sell their common stock pursuant to Rule 144 under the Securities Act of 1933 or by any other legally available means.

        We will agree in connection with underwritten offerings sponsored by us to indemnify the selling stockholders against certain losses, claims, damages, liabilities and expenses, including liabilities under the Securities Act of 1933.

        The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

        The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be subject to the Exchange Act and the rules and regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchase and sales of any of the securities by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person participating in the distribution to engage in market-making activities with respect to the shares being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the securities.

        Because the selling stockholders may be deemed to be underwriters, the selling stockholders must deliver this prospectus in the manner required by the Securities Act of 1933.

LEGAL MATTERS

        The validity of the shares to be offered by this prospectus will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

        The combined financial statements of Southern Peru Copper Corporation as of December 31, 2003 and 2004 and for the three years ended December 31, 2002, 2003 and 2004 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers, S.C., independent registered public accounting firm. Such combined financial statements are incorporated herein by reference in reliance given on the authority of PricewaterhouseCoopers, S.C., as experts in accounting and auditing. With respect to the unaudited combined interim financial information of SPCC for the three-month periods ended March 31, 2004 and 2005, incorporated by reference in this prospectus, PricewaterhouseCoopers, S.C. reported that it has applied limited procedures in accordance with professional standards for a review of such information. However, its separate report dated April 29, 2005 incorporated by reference herein states that it did not audit and does not express an opinion on that unaudited combined interim financial information. Accordingly, the degree of reliance on such report regarding such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers, S.C. has informed us that it is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its report on the unaudited combined interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers, S.C. within the meaning of Sections 7 and 11 of the Act.

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers, S.C., an independent registered accounting firm, given on the authority of PricewaterhouseCoopers, S.C. as experts in accounting and auditing. With respect to our unaudited consolidated interim financial information for the three-month periods ended March 31, 2004 and 2005, incorporated by reference in this prospectus, PricewaterhouseCoopers, S.C. reported that it has applied limited procedures in accordance with professional standards for a review of such information. However, its separate report dated April 20, 2005 incorporated by reference herein states that it did not audit and does not express an opinion on that unaudited consolidated interim financial information. Accordingly, the degree of reliance on such report regarding such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers, S.C. has informed us that it is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its report on the unaudited consolidated interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers, S.C. within the meaning of Sections 7 and 11 of the Act.

        The financial statements for the year ended December 31, 2002, incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Our selected historical financial information for the two years ended December 31, 2000 and 2001, which is incorporated into this prospectus by reference to our Annual Report on Form 10-K for 2004, is derived from our financial statements that were audited by Arthur Andersen LLP, independent certified public accountants. Subsequently, Arthur Andersen LLP has ceased to audit publicly-held companies.

Changes of Independent Registered Public Accounting Firms

        On March 14, 2003, our audit committee appointed PricewaterhouseCoopers, S.C., as our independent registered public accounting firm to audit our financial statements for the fiscal year 2003, subject to the later ratification by our stockholders at our 2003 annual meeting. PricewaterhouseCoopers, S.C., replaced Deloitte & Touche LLP, which had served as our independent auditors for the fiscal year 2002. The decision to change auditors was not the result of any disagreement between Deloitte & Touche LLP and us on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.

Cananea–Mexico

La Caridad–Mexico

Cuajone–Peru

Toquepala–Peru

20,978,497 Shares

Southern Peru Copper Corporation

Common Stock

P R O S P E C T U S  S U P P L E M E N T

                , 2005

(To Prospectus Dated            , 2005)

Citigroup	UBS Investment Bank
Merrill Lynch & Co.
Scotia Capital	BNP PARIBAS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the expenses expected to be incurred in connection with the distribution of the securities being registered pursuant to this registration statement. All amounts other than the SEC registration fee are estimates.

Amount
SEC registration fee	$144,105.03
Legal fees and expenses	1,000,000.00
Accounting fees and expenses	1,335,000.00
Printing expenses	80,000.00
Transfer agent fees and expenses	20,000.00
Miscellaneous expenses	30,000.00

Total	$2,609,105.03

Item 15. Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our restated certificate of incorporation, as amended, eliminates the liability of our directors to the fullest extent permitted by Delaware law.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Our restated certificate of incorporation and our by-laws, as amended, provide for indemnification of our directors and officers to the fullest extent permitted by Delaware law and as provided in our by-laws.

        Our by-laws provide indemnification rights to any of our officers or directors who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Such indemnification rights will include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law. Our by-laws provide that we may arrange for insurance covering such liabilities and expenses arising from actions or omissions of a director or officer in his or her capacity as a corporate agent as is obtainable and is reasonable and appropriate in cost and amount.

Item 16. Exhibits

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Peru Copper Corporation, SPCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera México, S.A. de C.V. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on October 24, 2004).
4.1
Restated Certificate of Incorporation, dated December 29, 1995 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
4.2
Certificate of Decrease of Class A Common Stock, dated February 29, 1996 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
4.3
Certificate of Increase of Common Stock, dated February 29, 1996 (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
4.4
Certificate of Decrease of Class A Common Stock, dated March 24, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997).
4.5
Certificate of Increase of Common Stock, dated March 24, 1997 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997).
4.6	Certificate of Decrease of Class A Common Stock, dated May 19, 2005.
4.7	Certificate of Increase of Common Stock, dated May 19, 2005.
4.8
Certificate of Amendment of Restated Certificate of Incorporation, dated January 17, 2002 (incorporated by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 27, 2002).
4.9	Certificate of Amendment of Restated Certificate of Incorporation, dated March 28, 2005.*
4.10
Certificate of Ownership and Merger merging Southern Peru Limited into Southern Peru Copper Corporation, dated December 30, 1998 (incorporated by reference to Exhibit 3.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004).
4.11	By-Laws, as last amended on February 3, 1998 (incorporated by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 23, 1998).
4.12
Form of Agreement Among Certain Stockholders of Southern Peru Copper Corporation (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4, as amended by Amendments No. 1 and 2 thereto, File No. 33-97790).

4.13
First Amendment to the Agreement Among Certain Stockholders of Southern Peru Copper Corporation, dated June 11, 2001 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for quarter ended September 30, 2001, filed on November 14, 2001).
4.14
Registration Rights Agreement, dated as of March 31, 2005, by and between Cerro Trading Company, Inc. SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V., Southern Peru Copper Corporation and Americas Mining Corporation (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 8, 2005).
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP.*
15.1	Independent Accountants' Awareness Letter.
15.2	Independent Accountants' Awareness Letter.
23.1	Consent of PricewaterhouseCoopers, S.C., Independent Registered Public Accounting Firm.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
24.1	Powers of Attorney.*

*
Previously filed.

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (i)  to include any prospectus required by Section (10)(a)(3) of the Securities Act of 1933;

           (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (6)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (7)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mexico City, Mexico, on June 6, 2005.

SOUTHERN PERU COPPER CORPORATION
By:	/s/ OSCAR GONZÁLEZ ROCHA Oscar González Rocha President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed the following persons in the capacities indicated on June 6, 2005.

Signature	Title

* Germán Larrea Mota-Velasco	Chairman of the Board, Director
/s/ OSCAR GONZÁLEZ ROCHA Oscar González Rocha	President, Chief Executive Officer and Director (Principal Executive Officer)
* Xavier García de Quevedo Topete	Executive Vice President, Chief Operating Officer and Director
* J. Eduardo González Felix	Chief Financial Officer and Director (Principal Financial Officer)
* José N. Chirinos Fano	Comptroller (Principal Accounting Officer)
* Emilio Carrillo Gamboa	Director
* Jaime F. Collazo González	Director
* Harold S. Handelsman	Director

* Genaro Larrea Mota-Velasco	Director
* Armando Ortega Gómez	Director
* Luis Miguel Palomino Bonilla	Director
* Gilberto Perezalonso Cifuentes	Director
* Juan Rebolledo Gout	Director
* Carlos Ruiz Sacristán	Director
*By:	/s/ ARMANDO ORTEGA GÓMEZ Armando Ortega Gómez Attorney-in-fact (pursuant to the power of attorney previously filed with the SEC)
Juan Rebolledo Gout

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Peru Copper Corporation, SPCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera México, S.A. de C.V. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on October 24, 2004).
4.1
Restated Certificate of Incorporation, dated December 29, 1995 (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
4.2
Certificate of Decrease of Class A Common Stock, dated February 29, 1996 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
4.3
Certificate of Increase of Common Stock, dated February 29, 1996 (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on March 28, 1996).
4.4
Certificate of Decrease of Class A Common Stock, dated March 24, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997).
4.5
Certificate of Increase of Common Stock, dated March 24, 1997 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997).
4.6	Certificate of Decrease of Class A Common Stock, dated May 19, 2005.
4.7	Certificate of Increase of Common Stock, dated May 19, 2005.
4.8
Certificate of Amendment of Restated Certificate of Incorporation, dated January 17, 2002 (incorporated by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 27, 2002).
4.9	Certificate of Amendment of Restated Certificate of Incorporation, dated March 28, 2005.*
4.10
Certificate of Ownership and Merger merging Southern Peru Limited into Southern Peru Copper Corporation, dated December 30, 1998 (incorporated by reference to Exhibit 3.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004).
4.11	By-Laws, as last amended on February 3, 1998 (incorporated by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 23, 1998).
4.12
Form of Agreement Among Certain Stockholders of Southern Peru Copper Corporation (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4, as amended by Amendments No. 1 and 2 thereto, File No. 33-97790).
4.13
First Amendment to the Agreement Among Certain Stockholders of Southern Peru Copper Corporation, dated June 11, 2001 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for quarter ended September 30, 2001, filed on November 14, 2001).

4.14
Registration Rights Agreement, dated as of March 31, 2005, by and between Cerro Trading Company, Inc. SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V., Southern Peru Copper Corporation and Americas Mining Corporation (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 8, 2005).
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP.*
15.1	Independent Accountants' Awareness Letter.
15.2	Independent Accountants' Awareness Letter.
23.1	Consent of PricewaterhouseCoopers, S.C., Independent Registered Public Accounting Firm.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
24.1	Powers of Attorney.*

*
Previously filed.

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EXPLANATORY NOTE

Financial and Other Information
SUMMARY
Copper Market Conditions
The Offering
Summary Combined Financial Information
Summary Operating Data
Summary Reserves Data
Recent Developments
RISK FACTORS
EXCHANGE RATES
CAPITALIZATION
PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION
SELECTED COMBINED FINANCIAL INFORMATION
Selected Reserves Data
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Average Metals Prices Realized
Average Metals Prices Realized
INDUSTRY
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
TAXATION
UNDERWRITING
FORWARD-LOOKING STATEMENTS
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
GLOSSARY OF MINING TERMS
Report of Independent Registered Public Accounting Firm
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES COMBINED STATEMENT OF EARNINGS (Stated in thousands of U.S. dollars, except share and per share data)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES COMBINED BALANCE SHEETS (Stated in thousands of U.S. dollars, except share and per share data)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES COMBINED STATEMENT OF CASH FLOWS (Stated in thousands of U.S. dollars, except share and per share data)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Stated in thousands of U.S. dollars, except share and per share data)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES NOTES TO COMBINED FINANCIAL STATEMENTS DECEMBER 31, 2002, 2003 AND 2004 (US$ in millions)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES CONDENSED COMBINED STATEMENT OF EARNINGS (Stated in thousands of U.S. dollars, except shares and per share data) (Unaudited)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES CONDENSED COMBINED BALANCE SHEETS (Stated in thousands of U.S. dollars) (Unaudited)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES CONDENSED COMBINED STATEMENT OF CASH FLOWS (Stated in thousands of U.S. dollars) (Unaudited)
SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS MARCH 31, 2004 AND 2005 (US$ in millions)
  NOTE 1—DESCRIPTION OF THE BUSINESS
  NOTE 2—INVENTORIES
  NOTE 3—INCOME TAXES
  NOTE 4—DEBT AND CREDIT FACILITIES
  NOTE 5—COMMITMENTS AND CONTINGENCIES

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
USE OF PROCEEDS
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
DESCRIPTION OF CAPITAL STOCK
THE SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS